PROSPECTUS
Filed Pursuant to Rule 424(b)(4)
Registration No. 333-145693

13,300,000 Shares

MedAssets, Inc. is offering 13,300,000 shares of its common stock. This is our initial public offering, and prior to this offering there has been no public market for our common stock. The initial public offering price per share is $16.00.

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “MDAS.”

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 10.

Price $16.00 Per Share

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company

Per Share	$16.00	$1.12	$14.88
Total	$212,800,000	$14,896,000	$197,904,000

To the extent that the underwriters sell more than 13,300,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,995,000 shares, first up to 513,219 shares from the selling stockholders named in this prospectus and then up to 1,481,781 shares from MedAssets, Inc. at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares to purchasers on or about December 18, 2007.

Morgan Stanley	Lehman Brothers

Deutsche Bank Securities	Goldman, Sachs & Co.

Piper Jaffray	William Blair & Company	Wachovia Securities

December 12, 2007

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including January 6, 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

In this prospectus, unless the context indicates otherwise, references to:

•	“MedAssets,” the “Company,” “we,” “our” and “us” mean MedAssets, Inc. and its subsidiaries and predecessor entities;

•	the “2006 Financing” means the $170 million senior secured term loan and $60 million revolving credit facility established pursuant to a credit agreement dated as of October 23, 2006;

•	the “2007 Financing” means the $150 million increase in the senior secured term loan pursuant to an amendment to our credit agreement as of July 2, 2007;

•	the “2007 Dividend” means the special dividend paid on August 30, 2007 to the holders of our common stock and preferred stock of $70 million in the aggregate;

•	“MD-X” means, collectively, MD-X Solutions, Inc., MD-X Services, Inc., MD-X Strategies, Inc., MD-X Systems, Inc., which we acquired on July 2, 2007;

•	“pro forma” means MedAssets after giving effect to the acquisitions of MD-X and XactiMed, the 2006 Financing, the 2007 Financing and the 2007 Dividend as of the beginning of the applicable period or as of the applicable date; and

•	“XactiMed” means XactiMed, Inc., which we acquired on May 18, 2007.

PROSPECTUS SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus. Because it is a summary, it is not complete and does not contain all of the information you should consider before buying shares of our common stock in this offering. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus, before deciding to invest in our common stock.

MedAssets, Inc.

Our Business

We provide technology-enabled products and services which together deliver solutions designed to improve operating margin and cash flow for hospitals and health systems. We believe implementation of our full suite of solutions has the potential to improve customer operating margins by 1.5% to 5.0% of revenues through increasing revenue capture and decreasing supply costs. The sustainable financial improvements provided by our solutions occur in the near-term and can be quantified and confirmed by our customers. Our solutions integrate with our customers’ existing operations and enterprise software systems and require minimal upfront costs or capital expenditures.

Our solutions help mitigate the increasing financial pressures facing hospitals and health systems, such as the increasing complexity of healthcare reimbursement, rising levels of bad debt and uncompensated care and significant increases in supply utilization and operating costs. According to the American Hospital Association, average community hospital operating margins were 3.7% in 2005, and approximately 25% of community hospitals had negative total margins. Bad debt and charity care, or uncompensated care, have had a significant impact on operating margins, costing community hospitals $31.2 billion, or 5.7% of total expenses in 2006. We believe that hospital and health system operating margins will remain under long-term and continual financial pressure due to shortfalls in available government reimbursement, managed care pricing leverage and continued escalation of supply utilization and operating costs.

Our success in improving our customers’ ability to increase revenue and manage supply expense has driven substantial growth in our customer base and has allowed us to expand sales of our products and services to existing customers. These factors have contributed to our compound annual revenue growth rate of 41.4% over our last four fiscal years. Our Revenue Cycle Management segment currently has more than 1,000 hospital customers, which makes us one of the largest providers of revenue cycle management solutions to hospitals. Our Spend Management segment manages approximately $15 billion of supply spending by healthcare providers, has more than 1,700 hospital customers and includes the third largest group purchasing organization, or GPO, in the United States.

For the twelve months ended December 31, 2006, we generated net revenue of $146.2 million and net income of $8.8 million and, on a pro forma basis, we generated net revenue of $177.9 million and net loss of $6.4 million. We also use certain financial measures that are not defined under generally accepted accounting principles, or GAAP, to evaluate the operating performance of the company, including Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization and other non-recurring, non-cash or non-operating items. For the twelve months ended December 31, 2006, we generated Adjusted EBITDA of $50.8 million and, on a pro forma basis, we generated Adjusted EBITDA of $56.2 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.”

Our Solutions

Our technology-enabled solutions are delivered primarily through company-hosted, or ASP-based, software supported by enterprise-wide sales, account management, implementation services and consulting. This integrated, customer-centric approach to delivering our solutions, combined with the ability to deliver measurable financial improvement, has resulted in high retention of our large health system customers, and, in turn, a predictable base of stable, recurring revenue. Our ability to expand the breadth and value of our solutions over time has allowed us to develop strong relationships with our customers’ senior management teams.

We deliver our solutions through two business segments, Revenue Cycle Management and Spend Management:

•	Revenue Cycle Management. Our Revenue Cycle Management segment provides a comprehensive suite of software and services spanning the hospital revenue cycle workflow – from patient admission, charge capture, case management and health information management through claims processing and accounts receivable management. Our workflow solutions, together with our data management and business intelligence tools, increase revenue capture and cash collections, reduce accounts receivable balances and increase regulatory compliance. Based on our analysis of certain customers that have implemented a portion of our products and services, we estimate that implementation of our full suite of revenue cycle management solutions has the potential to increase a typical health system’s net patient revenue by 1.0% to 3.0%.

•	Spend Management. Our Spend Management segment provides a comprehensive suite of technology-enabled services that help our customers manage their non-labor expense categories. Our solutions lower supply and medical device pricing and utilization by managing the procurement process through our group purchasing organization’s portfolio of contracts, consulting services and business intelligence tools. Based on our analysis of certain customers that have implemented a portion of our products and services, we estimate that implementation of our full suite of spend management solutions has the potential to decrease a typical health system’s supply expenses by 3% to 10%, which equates to an increase in operating margin of 0.5% to 2.0% of revenue.

Our solutions are primarily focused on acute care hospitals, whether operating on their own or as part of large health systems consisting of multiple hospitals and other non-hospital healthcare providers. The U.S. healthcare market has approximately 5,700 acute care hospitals, of which approximately 2,700 are part of health systems. Our customer base currently includes over 125 health systems and, including those that are part of our health system customers, more than 2,500 acute care hospitals and approximately 30,000 ancillary or non-acute provider locations. We estimate the total addressable market for our revenue cycle management and spend management solutions to be $6.5 billion.

Our Competitive Strengths

We are uniquely positioned to execute on our strategy. Our competitive strengths include:

•	Comprehensive and flexible suite of solutions. The breadth and depth of our product and service offering is unique and our ability to combine our offerings enables us to deliver value-based, customer-specific solutions that differentiate us from our competitors.

•	Superior proprietary data. Our solutions are supported by proprietary databases that we believe are the industry’s most comprehensive, including our master item file that contains approximately 4 million products and our chargemaster that contains over 160,000 distinct charges.

•	Large and experienced sales force. We employ a highly-trained and focused sales team of more than 110 people, one of the largest among our competitors, providing national sales coverage for establishing and managing customer relationships.

•	Long-term and expanding customer relationships. Our collaborative approach and ability to deliver measurable and sustainable financial improvement have resulted in high retention of our large health system customers.

•	Proven management team and dynamic culture. Our senior management team has an average of 17 years experience in the healthcare industry, an average of six years of service with us and a proven track record of delivering measurable financial improvement for healthcare providers.

•	Successful history of growing our business and integrating acquired businesses. Since inception in 1999, we have successfully acquired and integrated multiple companies that have substantially increased the breadth and value of our revenue cycle management and spend management solutions.

Our Strategy

Our mission is to partner with hospitals and health systems to enhance their financial strength through improved operating margin and cash flow. Key elements of our strategy include:

•	continually improving and expanding our suite of solutions;

•	further penetrating our existing customer base;

•	attracting new customers;

•	leveraging operating efficiencies and economies of scale; and

•	maintaining an internal environment that fosters a strong and dynamic culture.

Corporate Information

Our principal executive offices are located at 100 North Point Center East, Suite 200, Alpharetta, Georgia 30022. Our telephone number is (678) 323-2500. Our Internet address is www.medassets.com. Information on our website does not constitute part of this prospectus. We were incorporated in Delaware in 1999.

The Offering

Common stock offered by us in this offering	13,300,000 shares

Over-allotment option	The underwriters have the option to purchase an additional 1,995,000 shares of our common stock, first up to 513,219 shares from the selling stockholders named in this prospectus and then up to 1,481,781 shares from the Company on the same terms and conditions set forth on the cover of this prospectus.

Common stock to be outstanding after the offering	42,861,675 shares

Use of proceeds	We plan to use the net proceeds of the offering to repay approximately $125 million of outstanding indebtedness and for general corporate purposes, including for further development and expansion of our technology-enabled solutions as well as for possible acquisitions of complementary businesses, technologies or other assets. We will not receive any proceeds from any exercise by the underwriters of the over-allotment option with respect to the purchase of additional shares from the selling stockholders named in this prospectus.

Nasdaq Global Select Market symbol	“MDAS”

Risk factors	Please read the section entitled “Risk Factors” beginning on page 10 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock outstanding after the offering is based on 12,244,930 shares outstanding as of November 15, 2007 and the issuance of 17,316,745 shares of common stock issuable upon the automatic conversion of all of the outstanding shares of our preferred stock upon the closing of this offering. The number of shares of common stock to be outstanding after this offering excludes:

•	6,863,148 shares of common stock issuable upon the exercise of stock options outstanding as of November 15, 2007, with a weighted average exercise price of $6.01;

•	305,121 shares of common stock issuable upon the exercise of stock options to be granted to certain employees immediately prior to the closing of this offering at an exercise price equal to the initial public offering price per share;

•	283,237 shares of common stock issuable in connection with the exercise of warrants outstanding as of November 15, 2007, with a weighted average exercise price of $3.51; and

•	1,621,580 additional shares of common stock reserved for issuance under incentive compensation plans.

Unless otherwise indicated, the information presented in this prospectus:

•	reflect a 1-for-1.25 reverse common stock split, which was effected on November 26, 2007;

•	assume the conversion of all of the outstanding shares of our preferred stock to shares of our common stock; and

•	assume that the underwriters’ over-allotment option, which entitles the underwriters to purchase up to 1,995,000 additional shares of our common stock from the Company and the selling stockholders named in this prospectus, is not exercised.

Summary Historical Consolidated and Pro Forma Financial Data

Our historical financial data as of and for the fiscal years ended December 31, 2004, 2005 and 2006 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The historical financial data as of September 30, 2007 and for the nine-month periods ended September 30, 2006 and 2007 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position as of such dates and our results of operations for such periods. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any other interim period or for a full year. The summary historical consolidated financial data and notes should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

The unaudited pro forma consolidated statement of income data for the fiscal year ended December 31, 2006 give effect to the acquisitions of MD-X and XactiMed, the 2006 Financing and the 2007 Financing as if they had occurred at the beginning of such period. The unaudited pro forma consolidated statement of income data for the nine months ended September 30, 2007 give effect to the acquisitions of MD-X and XactiMed and the 2007 Financing as if they had occurred at the beginning of such period. The unaudited pro forma consolidated financial data below is based upon available information and assumptions that we believe are reasonable; however, we can provide no assurance that the assumptions used in the preparation of the unaudited pro forma consolidated financial data are correct. The unaudited pro forma consolidated financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been if the acquisitions of MD-X and XactiMed, the 2006 Financing or the 2007 Financing had occurred at the beginning of such periods. The unaudited pro forma consolidated financial data also should not be considered representative of our future results of operations.

See our unaudited pro forma statements of income included elsewhere in this prospectus for a complete description of the adjustments made to derive the pro forma statement of income data.

The unaudited as adjusted consolidated balance sheet data as of September 30, 2007 include the following adjustments (i) the conversion of all of the outstanding shares of our preferred stock to shares of our common stock, (ii) the receipt by us of the net proceeds from the sale of 13,300,000 shares of common stock based on the initial public offering price of $16.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the repayment of approximately $125 million of indebtedness upon the closing of this offering.

	Fiscal Year Ended December 31,				Nine Months Ended September 30,
	2004	2005	2006(1)	2006	2006	2007(2)	2007
				Pro forma
				(Unaudited)			Pro forma
				(In thousands)
					(Unaudited)

Consolidated Statement of Operations Data:
Net revenue:
Revenue Cycle Management	$13,844	$20,650	$48,834	$80,542	$35,518	$54,394	$75,423
Spend Management	61,545	77,990	97,401	97,401	73,715	80,203	80,203

Total net revenue(3)	75,389	98,640	146,235	177,943	109,233	134,597	155,626
Operating expenses:(4)
Cost of revenue	4,881	7,491	15,601	26,551	11,043	17,845	24,883
Product development expenses	2,864	3,078	7,163	9,005	5,488	5,612	6,332
Selling and marketing expenses	16,798	23,740	32,205	36,309	24,724	26,675	28,454
General and administrative expenses	26,758	39,146	55,363	68,293	42,594	44,402	51,908
Depreciation	1,797	3,257	4,822	5,047	3,486	5,270	5,552
Amortization of intangibles	8,374	7,780	11,738	17,428	8,769	10,933	13,414
Impairment of intangibles(5)	743	368	4,522	5,717	4,522	1,195	1,195

Total operating expenses	62,215	84,860	131,414	168,350	100,626	111,932	131,738

Operating income	13,174	13,780	14,821	9,593	8,607	22,665	23,888
Other income (expense):
Interest expense	(7,915)	(6,995)	(10,921)	(27,342)	(7,363)	(14,151)	(20,099)
Other income (expense)	(2,070)	(837)	(3,917)	(3,853)	(2,786)	2,101	2,138

Income (loss) before income taxes	3,189	5,948	(17)	(21,602)	(1,542)	10,615	5,927
Income tax (benefit)	914	(10,517)	(8,860)	(15,200)	(8,440)	4,193	3,575

Income (loss) from continuing operations	2,275	16,465	8,843	(6,402)	6,898	6,422	2,352
Loss from discontinued operations	(191)	—	—	—	—	—	—

Net income (loss)	2,084	16,465	8,843	(6,402)	6,898	6,422	2,352
Preferred stock dividends and accretion	(13,499)	(14,310)	(14,713)	(17,173)	(11,098)	(12,445)	(13,443)

Net (loss) income attributable to common stockholders	$(11,415)	$2,155	$(5,870)	$(23,575)	$(4,200)	$(6,023)	$(11,091)

Other Financial Data:
Gross fees(3)	$103,199	$137,434	$185,659	$217,367	$138,166	$169,511	$190,540
Adjusted EBITDA(6)	$24,910	$31,286	$50,753	$56,162	$37,855	$44,825	$50,405

(1)	Amounts include the results of operations of Avega Health Systems Inc. (Revenue Cycle Management segment), or Avega, from January 1, 2006, the date of acquisition.

(2)	Amounts include the results of operations of XactiMed (Revenue Cycle Management segment) from May 18, 2007, the date of acquisition.

(3)	Total net revenue reflects our gross fees net of our revenue share obligation. Gross fees include all administrative fees we receive pursuant to our group purchasing organization vendor contracts and all other fees we receive from customers. Our revenue share obligation represents the portion of the administrative fees we are contractually obligated to share with certain of our group purchasing organization customers. The following details the adjustments to gross fees to derive total net revenue:

	Fiscal Year Ended December 31,				Nine Months Ended September 30,
	2004	2005	2006	2006	2006	2007	2007
				Pro forma			Pro forma
				(Unaudited)	(Unaudited)
				(In thousands)
Gross administrative fees	$80,928	$106,963	$125,202	$125,202	$93,154	$105,880	$105,880
Other fees	22,271	30,471	60,457	92,165	45,012	63,631	84,660

Gross fees	103,199	137,434	185,659	217,367	138,166	169,511	190,540
Revenue share obligation	(27,810)	(38,794)	(39,424)	(39,424)	(28,933)	(34,914)	(34,914)

Total net revenue	$75,389	$98,640	$146,235	$177,943	$109,233	$134,597	$155,626

(4)	We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), on January 1, 2006. Amounts include share-based compensation expense as follows:

	Fiscal Year Ended December 31,				Nine Months Ended September 30,
	2004	2005	2006	2006	2006	2007	2007
				Pro forma			Pro forma
				(Unaudited)	(Unaudited)
				(In thousands)
Cost of revenue	—	—	$834	$834	$266	$521	$521
Product development	—	—	517	517	283	243	243
Selling and marketing	—	—	597	597	207	614	614
General and administrative	$200	$423	1,309	2,716	730	1,513	2,128

Total share-based compensation expense	$200	$423	$3,257	$4,664	$1,486	$2,891	$3,506

(5)	Impairment of intangibles primarily relates to the write off of in-process research and development assets of Avega and XactiMed. In 2005 and 2004, impairment of intangibles primarily relates to software and tradename impairment, respectively.

(6)	We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization and other non-recurring, non-cash or non-operating items. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our board of directors, management and investors in comparing our operating performance on a consistent basis because they remove the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes), as well as other non-cash (impairment of intangibles, purchase accounting adjustments, share-based compensation expense and imputed rental income) and non-recurring (litigation expenses and failed acquisition charges) items, from our operations.

Despite the importance of this measure in analyzing our business, determining compliance with certain financial covenants in our credit agreement, measuring and determining incentive compensation and evaluating our operating performance relative to our competitors, Adjusted EBITDA is not a measurement of financial performance under GAAP, has limitations as an analytical tool and should not be considered in isolation or as an alternative to income from operations, net income (loss) or any other measure of performance derived in accordance with GAAP.

Some of the limitations of EBITDA include:

• EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

• EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under our credit agreement;

• EBITDA does not reflect income tax payments we are required to make; and

• although depreciation and amortization of intangibles are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA has all the inherent limitations of EBITDA. In addition, Adjusted EBITDA is not a measure of liquidity under GAAP, or otherwise, and is not an alternative to cash flow from continuing operating activities.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on any single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net income (loss) to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this prospectus. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.” The table below shows the reconciliation of net income (loss) to Adjusted EBITDA for the periods presented.

	Fiscal Year Ended December 31,				Nine Months Ended September 30,
	2004	2005	2006	2006	2006	2007	2007
				Pro forma			Pro forma
				(Unaudited)	(Unaudited)

	(In thousands)
Net income (loss)	$2,084	$16,465	$8,843	$(6,402)	$6,898	$6,422	$2,352
Depreciation	1,797	3,257	4,822	5,047	3,486	5,270	5,552
Amortization of intangibles	8,374	7,780	11,738	17,428	8,769	10,933	13,414
Amortization of Intangibles (included in cost of revenue)	—	47	745	2,150	510	767	1,470
Interest expense, net of interest income(1)	7,762	6,279	9,545	25,966	6,750	12,496	18,444
Income tax (benefit)	914	(10,517)	(8,860)	(15,200)	(8,440)	4,193	3,575
Loss from discontinued operations	191	—	—	—	—	—	—

EBITDA	21,122	23,311	26,833	28,989	17,973	40,081	44,807
Impairment of intangibles(2)	743	368	4,522	5,717	4,522	1,195	1,195
Share-based compensation(3)	200	423	3,257	4,664	1,486	2,891	3,506
Debt issuance cost extinguishment(4)	2,681	1,924	2,158	2,158	—	—	—
Rental income from capitalized building lease(5)	(438)	(438)	(438)	(438)	(329)	(329)	(329)
Litigation expenses(6)	602	5,698	8,629	8,629	9,050	—	—
Avega & XactiMed purchase accounting adjustments(7)	—	—	4,906	5,557	4,267	987	1,226
Failed acquisition charges(8)	—	—	886	886	886	—	—

Adjusted EBITDA	$24,910	$31,286	$50,753	$56,162	$37,855	$44,825	$50,405

(1)	Interest income is included in other income (expense) and is not netted against interest expense in our consolidated statement of operations.

(2)	Impairment of intangibles primarily relates to the write off of in-process research and development assets of Avega and XactiMed. In 2005 and 2004, impairment of intangibles primarily relates to software and tradename impairment, respectively.

(3)	Represents non-cash share-based compensation to both employees and directors. The significant increase in 2006 is due to the adoption of SFAS No. 123(R). We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of share-based compensation, which varies from period to period based on amount and timing of grants.

(4)	These charges were incurred to expense unamortized debt issuance costs upon refinancing our credit facilities. We believe this expense relating to our financing and investing activities does not relate to our continuing operating performance.

(5)	The imputed rental income recognized with respect to a capitalized building lease is deducted from net income (loss) due to its non-cash nature. We believe this income is not a useful measure of continuing operating performance. See Note 6 to our Consolidated Financial Statements for further discussion of this rental income.

(6)	These litigation expenses relate to litigation that was brought against one of our subsidiaries and settled in May 2006. This litigation, and associated litigation expense, is considered by management to be non-recurring as it relates to isolated litigation outside the ordinary course of business.

(7)	These adjustments include the effect on revenue of adjusting acquired deferred revenue balances to fair value at each acquisition date. The reduction of the deferred revenue balances materially affects period-to-period financial performance comparability and revenue and earnings growth in periods subsequent to the acquisition and is not indicative of the changes in underlying results of operations.

(8)	These charges reflect due diligence and acquisition expenses related to an acquisition that did not occur. We consider these charges to be non-recurring expenses that are not representative of underlying results of operations.

	December 31,			September 30,
	2004	2005	2006	2007	2007
					As Adjusted
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,145	$68,331	$23,459	$24,104	$94,248
Working capital(1)	(956)	46,020	(10,007)	5,181	75,325
Total assets	161,756	219,713	277,356	410,699	480,843
Total notes payable (including current portion)(2)	59,337	90,523	170,764	319,092	194,092
Total liabilities	107,773	150,803	248,546	400,823	275,823
Redeemable convertible preferred stock	158,234	169,644	196,030	240,808	—
Total stockholder’s (deficit) equity	(104,251)	(100,734)	(167,372)	(230,932)	205,020

(1)	Working capital is defined as total current assets less total current liabilities.

(2)	Notes payable are exclusive of capital lease obligations.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below in addition to the other information presented in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations, financial condition, cash flows and future prospects could be materially and adversely affected. If that were to happen, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share, our business and operating results will be harmed.

The market for our products and services is fragmented, intensely competitive and characterized by the frequent introduction of new products and services and by rapidly evolving industry standards, technology and customer needs. Our revenue cycle management products and services compete with products and services provided by well-financed and technologically-sophisticated entities, including: information technology providers such as McKesson Corporation, Siemens Corporation, Medical Information Technology, Inc. and Eclipsys Corporation; consulting firms such as Accenture Ltd., The Advisory Board Company, Deloitte & Touche LLP, Ernst & Young LLP, and Navigant Consulting, Inc.; and providers of niche products and services such as CareMedic Systems, Inc., Accuro Healthcare Solutions Inc. and The SSI Group, Inc. The primary competitors to our spend management products and services are other large GPOs, such as Novation, LLC, Premier, Inc., Broadlane, HealthTrust LLC and Amerinet.

With respect to both our revenue cycle management and spend management products and services, we compete on the basis of several factors, including breadth, depth and quality of product and service offerings, ability to deliver financial improvement through the use of products and services, quality and reliability of services, ease of use and convenience, brand recognition, ability to integrate services with existing technology and price. Many of our competitors are more established, benefit from greater name recognition, have larger customer bases and have substantially greater financial, technical and marketing resources. Other of our competitors have proprietary technology that differentiates their product and service offerings from ours. As a result of these competitive advantages, our competitors and potential competitors may be able to respond more quickly to market forces, undertake more extensive marketing campaigns for their brands, products and services and make more attractive offers to customers. In addition, many GPOs are owned by the provider-customers of the GPO, which enables our competitors to distinguish themselves on that basis.

We cannot be certain that we will be able to retain our current customers or expand our customer base in this competitive environment. If we do not retain current customers or expand our customer base, our business and results of operations will be harmed. Moreover, we expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business. Many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. As the healthcare industry consolidates, competition to provide services to industry participants will become more intense and the importance of existing relationships with industry participants will become greater.

We may face pricing pressures that could limit our ability to maintain or increase prices for our products and services.

We may be subject to pricing pressures with respect to our future sales arising from various sources, including, without limitation, competition within the industry, consolidation of healthcare industry participants, practices of managed care organizations and government action affecting reimbursement. If our competitors are able to offer products and services that result, or that are perceived to result, in customer financial improvement that is substantially similar to or better than the financial improvement generated by our products and services, we may be forced to compete on the basis of additional attributes, such as price, to remain competitive. In addition, as healthcare providers consolidate to create integrated healthcare delivery systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our products and services. Our customers and the other entities with which we have a business relationship are affected by changes in regulations and limitations in governmental spending for Medicare and Medicaid programs. Government actions could limit government spending for the Medicare and Medicaid programs, limit payments to healthcare providers, and increase emphasis on competition and other programs that could have an adverse effect on our customers and the other entities with which we have a business relationship.

If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations will be adversely affected. In addition, because cash flow from operations funds our working capital requirements, reduced profitability could require us to raise additional capital sooner than we would otherwise need.

If we are not able to offer new and valuable products and services, we may not remain competitive and our revenue and results of operations may suffer.

Our success depends on providing products and services that healthcare providers use to improve financial performance. Our competitors are constantly developing products and services that may become more efficient or appealing to our customers. In addition, certain of our existing products may become obsolete in light of rapidly evolving industry standards, technology and customer needs, including changing regulations and customer reimbursement policies. As a result, we must continue to invest significant resources in research and development in order to enhance our existing products and services and introduce new high-quality products and services that customers and potential customers will want. Many of our customer relationships are non-exclusive or terminable on short notice, or otherwise terminable after a specified term. If our new or modified product and service innovations are not responsive to user preferences or industry or regulatory changes, are not appropriately timed with market opportunity, or are not effectively brought to market, we may lose existing customers and be unable to obtain new customers and our results of operations may suffer.

We may experience significant delays in generating, or an inability to generate, revenues if potential customers take a long time to evaluate our products and services.

A key element of our strategy is to market our products and services directly to large healthcare providers, such as health systems and acute care hospitals, to increase the number of our products and services utilized by existing health system and acute care hospital customers. We do not control many of the factors that will influence the decisions of these organizations regarding the purchase of our products and services. The evaluation process is often lengthy and involves significant technical evaluation and commitment of personnel by these organizations. The use of our products and services may also be delayed due to reluctance to change or modify existing procedures. If we are unable to sell additional products and services to existing health system and hospital customers, or enter into and maintain favorable relationships with other large healthcare providers, our revenue could grow at a slower rate or even decrease.

Unsuccessful implementation of our products and services with our customers may harm our future financial success.

Some of our new-customer projects are complex and require lengthy and significant work to implement our products and services. Each customer’s situation may be different, and unanticipated difficulties and delays may arise as a result of failure by us or by the customer to meet respective implementation responsibilities. If the customer implementation process is not executed successfully or if execution is delayed, our relationships with some of our customers may be adversely impacted and our results of operations will be impacted negatively. In addition, cancellation of any implementation of our products and services after it has begun may involve loss to us of time, effort and resources invested in the cancelled implementation as well as lost opportunity for acquiring other customers over that same period of time. These factors may contribute to substantial fluctuations in our quarterly operating results, particularly in the near term and during any period in which our sales volume is relatively low.

We expect that our quarterly results of operations will fluctuate as a result of factors that impact our ability to recognize revenue, some of which may be outside of our control.

Certain of our customer contracts contain terms that result in revenue that is deferred and cannot be recognized until the occurrence of certain events. For example, accounting principles do not allow us to recognize revenue associated with the implementation of products and services until the implementation has been completed, at which time we begin to recognize revenue over the life of the contract or the estimated customer relationship period, whichever is longer. In addition, subscription-based fees generally commence only upon completion of implementation. As a result, the period of time between contract signing and recognition of associated revenue may be lengthy, and we are not able to predict with certainty the period in which implementation will be completed.

Certain of our contracts provide that some portion or all of our fees are at risk and refundable if our products and services do not result in the achievement of certain financial performance targets. To the extent that any revenue is subject to contingency for the non-achievement of a performance target, we only recognize revenue upon customer confirmation that the financial performance targets have been achieved. If a customer fails to provide such confirmation in a timely manner, our ability to recognize revenue will be delayed.

Our Spend Management segment relies on participating vendors to provide periodic reports of their sales volumes to our customers and resulting administrative fees to us. If a vendor fails to provide such reporting in a timely and accurate manner, our ability to recognize administrative fee revenue will be delayed or prevented.

Certain of our fees are based on timing and volume of customer invoices processed and payments received, which are often dependent on factors outside of our control.

If the protection of our intellectual property is inadequate, our competitors may gain access to our technology or confidential information and we may lose our competitive advantage.

Our success as a company depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, copyrights and trademarks, as well as customary contractual protections. We are also seeking patent protection on certain of our technology.

We utilize a combination of internal and external measures to protect our proprietary software and confidential information. Such measures include contractual protections with employees, contractors, customers, and partners, as well as U.S. copyright laws.

We protect the intellectual property in our software pursuant to customary contractual protections in our agreements that impose restrictions on our customers’ ability to use such software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by relying on non-disclosure and intellectual property assignment agreements with our employees and consultants that acknowledge our ownership of all intellectual property developed by the individual during the course of his or her work with us. The agreements also require each person to maintain the confidentiality of all proprietary information disclosed to them. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

We cannot assure you that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of our rights or that we will be able to detect unauthorized uses and take timely and effective steps to enforce our rights. If unauthorized uses of our proprietary products and services were to occur, we might be required to engage in costly and time-consuming litigation to enforce our rights. We cannot assure you that we would prevail in any such litigation. If others were able to use our intellectual property, our business could be subject to greater pricing pressure.

As of September 30, 2007, we have three pending U.S. patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to modify the scope of our claims. We may not receive competitive advantages from any rights granted under our pending patents and other intellectual property. Any patents granted to us may be contested, and held invalid or unenforceable as a result of legal challenges by third parties. We may not be successful in prosecuting third-party infringers or in preventing design-arounds of these patents. Therefore, the precise extent of the protection afforded by these patents cannot be predicted with certainty.

Our failure to license and integrate third-party technologies could harm our business.

We depend upon licenses from third-party vendors for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications operate, including Microsoft and Oracle. We also use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Some of this software is proprietary and some is open source. These technologies might not continue to be available to us on commercially reasonable terms or at all. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which will harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our vendors choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

If we are alleged to have infringed on the proprietary rights of third parties, we could incur unanticipated costs and be prevented from providing our products and services.

We could be subject to intellectual property infringement claims as the number of our competitors grows and our applications’ functionality overlaps with competitor products. While we do not believe that we have infringed or are infringing on any proprietary rights of third parties, we cannot assure you that infringement claims will not be asserted against us or that those claims will be unsuccessful. Any intellectual property rights claim against us or our customers, with or without merit, could be expensive to litigate, cause us to incur substantial costs and divert management resources and attention in defending the claim. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to provide products or services. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products or services will be available on commercially reasonable terms, or at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense.

In addition, a number of our contracts with our customers contain indemnity provisions whereby we indemnify them against certain losses that may arise from third-party claims that are brought in connection with the use of our products.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

Our use of “open source” software could adversely affect our ability to sell our products and subject us to possible litigation.

A significant portion of the products or technologies acquired, licensed or developed by us may incorporate so-called “open source” software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, “Apache-style” licenses, “Berkeley Software Distribution,” “BSD-style” licenses and other open source licenses. We attempt to monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend; however, there can be no assurance that our efforts have been or will be successful. There is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies. For example, we may be subjected to certain conditions, including requirements that we offer our products that use particular open source software at no cost to the user; that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal costs defending ourselves against such allegations. If our defenses were not successful, we could be subject to significant damages; be enjoined from the distribution of our products that contained the open source software; and be required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

If our products fail to perform properly due to undetected errors or similar problems, our business could suffer.

Complex software such as ours may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. We continually introduce new software and updates and enhancements to our software. Despite testing by us, from time to time we have discovered defects or errors in our software, and such defects or errors may appear in the future. Defects and errors that are not timely detected and remedied could expose us to risk of liability to customers and the government and could cause delays in the introduction of new products and services, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or customer satisfaction with our products and services or cause harm to our reputation. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

Furthermore, our customers might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation and lead to significant customer relations problems.

If our security is breached, we could be subject to liability, and customers could be deterred from using our services.

The difficulty of securely transmitting confidential information has been a significant issue when engaging in sensitive communications over the Internet. Our business relies on using the Internet to transmit confidential information. We believe that any well-publicized compromise of Internet security may deter companies from using the Internet for these purposes.

Unauthorized disclosure of confidential information provided to us by our customers or third parties, whether through breach of our secure network by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If there were a disclosure of confidential information, or if a third party were to gain unauthorized access to the confidential information we possess, our operations could be seriously disrupted, our reputation could be harmed and we could be subject to claims pursuant to our agreements with our customers or other liabilities. In addition, if this were to occur, we may also be subject to regulatory action. We will need to devote significant financial and other resources to protect against security breaches or to alleviate problems caused by security breaches. Any such perceived or actual unauthorized disclosure of the information we collect or breach of our security could harm our business.

Factors beyond our control could cause interruptions in our operations, which may adversely affect our reputation in the marketplace and our business, financial condition and results of operations.

The timely development, implementation and continuous and uninterrupted performance of our hardware, network, applications, the Internet and other systems, including those which may be provided by third parties, are important facets in our delivery of products and services to our customers. Our ability to protect these processes and systems against unexpected adverse events is a key factor in continuing to offer our customers our full complement of products and services on time in an uninterrupted manner. System failures that interrupt our ability to develop applications or provide our products and services could affect our customers’ perception of the value of our products and services. Delays or interruptions in the delivery of our products and services could result from unknown hardware defects, insufficient capacity or the failure of our website hosting and telecommunications providers to provide continuous and uninterrupted service. We also depend on third party service providers that provide customers with access to our products and services. Our operations are vulnerable to interruption by damage from a variety of sources, many of which are not within our control, including without limitation: (1) power loss and telecommunications failures; (2) software and hardware errors, failures or crashes; (3) computer viruses and similar disruptive problems; (4) fire, flood and other natural disasters; and (5) attacks on our network or damage to our software and systems carried out by hackers or Internet criminals.

Any significant interruptions in our products and services could damage our reputation in the marketplace and have a negative impact on our business, financial condition and results of operations.

We may be liable to our customers and may lose customers if we provide poor service, if our services do not comply with our agreements or if we are unable to collect customer data or lose customer data.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, our ability to collect and report data may be interrupted or limited by a number of factors, including the failure of our network or software systems, security breaches or the terms of supplier contracts. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to capture, store and supply information, our reputation could be harmed and we could lose customers.

Our data suppliers might restrict our use of or refuse to license data, which could lead to our inability to provide certain products or services.

A portion of the data that we use is either purchased or licensed from third parties or is obtained from our customers for specific customer engagements. We also obtain a portion of the data that we use from public records. We believe that we have all rights necessary to use the data that is incorporated into our products and services. However, in the future, data providers could withdraw their data from us if there is a competitive reason to do so, or if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. If a substantial number of data providers were to withdraw their data, our ability to provide products and services to our clients could be materially adversely impacted.

Our indebtedness could adversely affect our financial health and reduce the funds available to us for other purposes.

We have and, after the offering, will continue to have a significant amount of indebtedness. At September 30, 2007, we had total indebtedness of $329.3 million. At September 30, 2007, after giving effect to the use of a portion of the net proceeds of this offering to repay indebtedness, we would have had total indebtedness of $204.3 million. After giving effect to the 2007 Financing and the use of a portion of the net proceeds of this offering to repay indebtedness, our interest expense for the year ended December 31, 2006, would have been approximately $16.1 million. As our indebtedness is variable rate, a modest interest rate increase could result in a substantial increase in interest expense, as we have entered into interest rate hedging agreements for approximately $160 million of our indebtedness and the terms of such hedging agreements expire prior to the maturity date of our indebtedness.

Our substantial indebtedness could adversely affect our financial health in the following ways:

•	a material portion of our cash flow from operations must be dedicated to the payment of interest on and principal of our outstanding indebtedness, thereby reducing the funds available to us for other purposes, including working capital, acquisitions and capital expenditures;

•	our substantial degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse events in our business or our industry;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, limiting our ability to maintain the value of our assets and operations; and

•	there will be a material and adverse effect on our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

In addition, our existing credit facility contains, and future indebtedness may contain, financial and other restrictive covenants, ratios and tests that limit our ability to incur additional debt and engage in other activities that may be in our long-term best interests. For example, our existing credit facility includes covenants restricting, among other things, our ability to incur indebtedness, create liens on assets, engage in certain lines of business, engage in certain mergers or consolidations, dispose of assets, make certain investments or acquisitions, engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments. Our existing credit facility also includes financial covenants, including requirements that we maintain compliance with a consolidated leverage ratio and a consolidated fixed charges coverage ratio.

Our ability to comply with the covenants and ratios contained in our existing credit facility or in the agreements governing our future indebtedness may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our existing credit facility prohibits us from making dividend payments on our common stock if we are not in compliance with each of our financial covenants and our restricted payment covenant. We are currently in compliance with our existing covenants, however, any future event of default, if not waived or cured, could result in the acceleration of the maturity of our indebtedness under our existing credit facility or our other indebtedness. If we were unable to repay those amounts, the lenders under our existing credit facility could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of our indebtedness, our assets may not be sufficient to repay in full such indebtedness.

We have a limited history of profitability, we incurred a net loss from continuing operations for 2006 on a pro forma basis after giving effect to our acquisitions of MD-X and XactiMed, and we may incur substantial net losses or experience significant fluctuations in operating results in the future.

In 2004 and 2005, we recorded net income from continuing operations of approximately $2.3 million and $16.5 million, respectively. In 2006, although we recorded net income from continuing operations of approximately $8.8 million, on a pro forma basis, we incurred a net loss of approximately $6.4 million.

Accordingly, we have a limited history of profits and positive cash flow operations on which to base an evaluation of our business and prospects. You should consider our prospects in light of the risks, uncertainties, expenses and difficulties that companies in our industry encounter, particularly companies like ours that intend to pursue acquisition opportunities in the future. Given this uncertainty in our future operating results and the potential for future acquisitions, we cannot assure you that we will remain profitable in the future. In addition, we may experience significant period-to-period fluctuations in operating results.

We may have difficulty integrating the acquired assets and businesses of XactiMed and MD-X.

We acquired XactiMed and MD-X with the expectation that these acquisitions would significantly expand our product and service offerings in our Revenue Cycle Management segment. Achieving the benefits of these acquisitions will depend upon the successful integration of the acquired businesses into our existing operations. The integration risks associated with these acquisitions include, but are not limited to:

•	the diversion of our management’s attention, as integrating the operations and assets of the acquired businesses will require a substantial amount of our management’s time;

•	difficulties associated with assimilating the operations of the acquired businesses, including differing technology, business systems and corporate cultures;

•	the ability to achieve operating and financial synergies anticipated to result from the acquisitions;

•	the costs of integration may exceed our expectations; and

•	failure to retain key personnel and customers of XactiMed and MD-X.

We cannot assure you that we will be successful in integrating the acquired businesses into our existing operations. The failure to successfully integrate XactiMed and MD-X could have a material adverse effect on our business, financial condition, or results of operations, particularly on our Revenue Cycle Management segment.

We intend to continue to pursue acquisition opportunities, which may subject us to considerable business and financial risk.

We have grown through, and anticipate that we will continue to grow through, acquisitions of competitive and complementary businesses, such as Avega, MD-X and XactiMed. We evaluate potential acquisitions on an ongoing basis and regularly pursue acquisition opportunities. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities and consummating acquisitions on acceptable terms. Furthermore, suitable acquisition opportunities may not even be made available or known to us. In addition, we may compete for certain acquisition targets with companies having greater financial resources than we do. We anticipate that we may finance acquisitions through cash provided by operating activities, borrowings under our existing credit facility and other indebtedness. Borrowings necessary to finance acquisitions may not be available on terms acceptable to us, or at all. Future acquisitions may also result in potentially dilutive issuances of equity securities. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

•	diverting management’s attention;

•	incurring additional indebtedness and assuming liabilities, known and unknown;

•	incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;

•	experiencing an adverse impact on our earnings from the amortization or write-off of acquired goodwill and other intangible assets;

•	failing to integrate the operations and personnel of the acquired businesses;

•	entering new markets with which we are not familiar; and

•	failing to retain key personnel of, vendors to and customers of the acquired businesses.

If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth and ability to compete may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than on our primary product and service offerings.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the percentage ownership of our existing stockholders.

We may need to raise additional funds in order to:

•	finance unanticipated working capital requirements;

•	develop or enhance our technological infrastructure and our existing products and services;

•	fund strategic relationships;

•	respond to competitive pressures; and

•	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing stockholders will be reduced, and these securities may have rights, preferences or privileges senior to those of our existing stockholders.

If participating vendors in our group purchasing organization do not provide timely and professional delivery of medical products, equipment and other supplies, purchasers may not continue using our group purchasing organization.

Our group purchasing organization relies on vendors to deliver the medical products, equipment and other supplies sold through our service to purchasers. We also often rely on vendors to respond to complaints in a satisfactory manner. If these vendors fail to make delivery in a professional, safe and timely manner, then our services will not meet the expectations of purchasers, and our reputation and brand will be damaged.

If we are unable to maintain our strategic alliances or enter into new alliances, we may be unable to grow our current base business.

Our business strategy includes entering into strategic alliances and affiliations with leading healthcare service providers and other GPOs. We work closely with our strategic partners to either expand our geographic reach or expand our market capabilities. We may not achieve our objectives through these alliances. Many of these companies have multiple relationships and they may not regard us as significant to their business. These companies may pursue relationships with our competitors or develop or acquire products and services that compete with our products and services. In addition, in many cases, these companies may terminate their relationships with us with little or no notice. If existing alliances are terminated or we are unable to enter into alliances with leading healthcare service providers or other GPOs, we may be unable to maintain or increase our market presence.

If we are required to collect sales and use taxes on the solutions we sell in certain jurisdictions, we may be subject to tax liability for past sales and our future sales may decrease. In addition, our tax returns and positions are subject to review and audit by federal, state and local taxing authorities.

We may lose sales or incur significant costs should various tax jurisdictions be successful in imposing sales and use taxes on a broader range of products and services. A successful assertion by one or more tax jurisdictions that we should collect sales or other taxes on the sale of our solutions could result in substantial tax liabilities for past sales, decrease our ability to compete and otherwise harm our business.

If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we may be liable for past taxes in addition to taxes going forward. Liability for past taxes may also include very substantial interest and penalty charges. If we are required to collect and pay back taxes and the associated interest and penalties and if our customers fail or refuse to reimburse us for all or a portion of these amounts, we will have incurred unplanned costs that may be substantial. Moreover, imposition of such taxes on our services going forward will effectively increase the cost of such services to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

We have recently received notice from the Internal Revenue Service of a planned federal income tax audit for the tax year ended December 31, 2005. While we do not expect any material adverse tax treatment to derive from this audit, the potential financial statement impact cannot be estimated at this time. An unfavorable outcome from any tax audit could result in higher tax costs, thereby negatively impacting our results of operations.

Our business and our industry are highly regulated, and if government regulations are interpreted or enforced in a manner adverse to us or our business, we may be subject to enforcement actions, penalties, and other material limitations on our business.

We and the healthcare manufacturers, distributors and providers with whom we do business are extensively regulated by federal, state and local governmental agencies. Most of the products offered through our group purchasing contracts are subject to direct regulation by federal and state governmental agencies. We rely upon vendors who use our services to meet all quality control, packaging, distribution, labeling, hazard and health information notice, record keeping and licensing requirements. In addition, we rely upon the carriers retained by our vendors to comply with regulations regarding the shipment of any hazardous materials. We cannot guarantee that the vendors are in compliance with applicable laws and regulations. If vendors or the providers with whom we do business have failed, or fail in the future, to adequately comply with any relevant laws or regulations, we could become involved in governmental investigations or private lawsuits concerning these regulations. If we were found to be legally responsible in any way for such failure we could be subject to injunctions, penalties or fines which could harm our business. Furthermore, any such investigation or lawsuit could cause us to expend significant resources and divert the attention of our management team, regardless of the outcome, and thus could harm our business.

If we fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

We are subject to federal and state laws and regulations designed to protect patients, governmental healthcare programs, and private health plans from fraudulent and abusive activities. These laws include anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims. These laws are complex and their application to our specific products, services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules. From time to time we and others in the healthcare industry have received inquiries or subpoenas to produce documents in connection with such activities. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted to these efforts. Furthermore, if we are found to be in violation of any federal or state fraud and abuse laws, we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Provisions in Title XI of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals which are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan. We attempt to scrutinize our business relationships and activities to comply with the federal anti-kickback statute and similar laws; and we attempt to structure our sales and group purchasing arrangements in a manner that is consistent with the requirements of applicable safe harbors to these laws. We cannot assure you, however, that our arrangements will be protected by such safe harbors or that such increased enforcement activities will not directly or indirectly have an adverse effect on our business financial condition or results of operations. Any determination by a state or federal agency that any of our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some portions of or operations or business, could disqualify us from providing services to healthcare providers doing business with government programs and, thus, could have an adverse effect on our business.

Our business, particularly our Revenue Cycle Management segment, is also subject to numerous federal and state laws that forbid the submission or “causing the submission” of false or fraudulent information or the failure to disclose information in connection with the submission and payment of claims for reimbursement to Medicare, Medicaid, federal healthcare programs or private health plans. These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Errors created by our products or consulting services that relate to entry, formatting, preparation or transmission of claim or cost report information may be determined or alleged to be in violation of these laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, could adversely affect demand for our services, could invalidate all or portions of some of our customer contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees, could cause us to be disqualified from serving customers doing business with government payers and could have an adverse effect on our business.

Federal and state medical privacy laws may increase the costs of operation and expose us to civil and criminal sanctions.

We must comply with extensive federal and state requirements regarding the use, retention and security of patient healthcare information. The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, which we refer to collectively as HIPAA, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. These restrictions and requirements are embodied in the Privacy Rule and Security Rule portions of HIPAA. The HIPAA Privacy Rule prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rule. The Privacy Rule imposes a complex system of requirements on covered entities for complying with this basic standard. Under the HIPAA Security Rule, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

The HIPAA Privacy and Security Rules apply directly to covered entities, such as our customers who are healthcare providers that engage in HIPAA-defined standard electronic transactions. Because some of our customers disclose protected health information to us so that we may use that information to provide certain consulting or other services to those customers, we are business associates of those customers. In order to provide customers with services that involve the use or disclosure of protected health information, the HIPAA Privacy and Security Rules require us to enter into business associate agreements with our customers. Such agreements must, among other things, provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that we will implement reasonable administrative, physical and technical safeguards to protect such information from misuse;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and other inappropriate uses or disclosures of the information; and

•	that we will assist the covered entity with certain of its duties under the Privacy Rule.

In addition to the HIPAA Privacy and Security Rules, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. These state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we are required to comply with them.

We are unable to predict what changes to HIPAA or other federal or state laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance. For example, the federal Office of the National Coordinator for Health Information Technology, or ONCHIT, is coordinating the development of national standards for creating an interoperable health information technology infrastructure based on the widespread adoption of electronic health records in the healthcare sector. We are unable to predict what, if any, impact the creation of such standards will have on our products, services or compliance costs. Failure by us to comply with any of the federal and state standards regarding patient privacy may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may injure our reputation and adversely affect our ability to retain customers and attract new customers.

If our products or services fail to provide accurate information, or if our content or any other element of our products or services is associated with incorrect, inaccurate or faulty coding, billing, or claims submissions to Medicare or any other third-party payor, we could be liable to customers or the government which could adversely affect our business.

Our products and content were developed based on the laws, regulations and third-party payor rules in existence at the time such software and content was developed. If we interpret those laws, regulations or rules incorrectly; the laws, regulations or rules materially change at any point after the software and content was developed; we fail to provide up-to-date, accurate information; or our products, or services are otherwise associated with incorrect, inaccurate or faulty coding, billing or claims submissions, then customers could assert claims against us or the government or qui tam relators on behalf of the government could assert claims against us under the Federal False Claims Act or similar state laws. The assertion of such claims and ensuing litigation, regardless of its outcome, could result in substantial costs to us, divert management’s attention from operations, damage our reputation and decrease market acceptance of our services. We attempt to limit by contract our liability to customers for damages. We cannot, however, limit liability the government could seek to impose on us under the False Claims Act. Further, the allocations of responsibility and limitations of liability set forth in our contracts may not be enforceable or otherwise protect us from liability for damages.

Any material changes in the political, economic or regulatory healthcare environment that affect the purchasing practices and operations of healthcare organizations, or lead to consolidation in the healthcare industry, could require us to modify our services or reduce the funds available to purchase our products and services.

Our business, financial condition and results of operations depend upon conditions affecting the healthcare industry generally and hospitals and health systems particularly. Our ability to grow will depend upon the economic environment of the healthcare industry generally as well as our ability to increase the number of programs and services that we sell to our customers. The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. Factors such as changes in reimbursement policies for healthcare expenses, consolidation in the healthcare industry, regulation, litigation, and general economic conditions affect the purchasing practices, operation and, ultimately, the operating funds of healthcare organizations. In particular, changes in regulations affecting the healthcare industry, such as any increased regulation by governmental agencies of the purchase and sale of medical products, or restrictions on permissible discounts and other financial arrangements, could require us to make unplanned modifications of our products and services, or result in delays or cancellations of orders or reduce funds and demand for our products and services.

Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs and plans may contain proposals to increase governmental involvement in health care, create a universal healthcare system, lower reimbursement rates or otherwise significantly change the environment in which healthcare industry providers currently operate. We do not know what effect any proposals would have on our business.

Our customers are highly dependent on payments from third-party healthcare payors, including Medicare, Medicaid and other government-sponsored programs, and reductions or changes in third-party reimbursement could adversely affect our customers and consequently our business.

Our customers derive a substantial portion of their revenue from third-party private and governmental payors including Medicare, Medicaid and other government sponsored programs. Our sales and profitability depend, in part, on the extent to which coverage of and reimbursement for the products our customers purchase or otherwise obtain through us is available from governmental health programs, private health insurers, managed care plans and other third-party payors. These third-party payors exercise significant control over and increasingly use their enhanced bargaining power to secure discounted reimbursement rates and impose other requirements that may negatively impact our customers’ ability to obtain adequate reimbursement for products and services they purchase or otherwise obtain through us as a group purchasing member.

If third-party payors do not approve products for reimbursement or fail to reimburse for them adequately, our customers may suffer adverse financial consequences which, in turn, may reduce the demand for and ability to purchase our products or services. In addition, the Centers for Medicare & Medicaid Services, or CMS, which administers the Medicare and federal aspects of state Medicaid programs, has issued complex rules requiring pharmaceutical manufacturers to calculate and report drug pricing for multiple purposes, including the limiting of reimbursement for certain drugs. These rules generally exclude from the pricing calculation administrative fees paid by drug manufacturers to GPOs such as the company if the fees meet CMS’ “bona fide service fee” definition. There can be no assurance that CMS will continue to allow exclusion of GPO administrative fees from the pricing calculation, or that other efforts by payors to limit reimbursement for certain drugs will not have an adverse impact on our business.

If our customers who operate as not-for profit entities lose their tax-exempt status, those customers would suffer significant adverse tax consequences which, in turn, could adversely impact their ability to purchase products or services from us.

There has been a trend across the United States among state tax authorities in Illinois, Indiana, Ohio, Michigan, New Hampshire, New Jersey, and numerous other states to challenge the tax exempt status of hospitals and other healthcare facilities claiming such status on the basis that they are operating as charitable and/or religious organizations. The outcome of these cases has been mixed with some facilities retaining their tax-exempt status while others have been denied the ability to continue operating under as not-for profit, tax-exempt entities under state law. In addition, many states have removed sales tax exemptions previously available to not-for-profit entities. Those facilities denied tax exemptions could be subject to the imposition of tax penalties and assessments which could have a material adverse impact on their cash flow, financial strength and possibly ongoing viability. If the tax exempt status of any of our customers is revoked or compromised by new legislation or interpretation of existing legislation, that customer’s financial health could be adversely affected, which could adversely impact our sales and revenue.

Changing development of rules, regulations or laws may require us to change our business practices.

In recent years, the group purchasing industry and some of its largest purchasing customers have been reviewed by the Senate Judiciary Subcommittee on Antitrust, Competition Policy and Consumer Rights for possible conflict of interest and restraint of trade violations. As a response to the Senate Subcommittee inquiry, our company joined other GPOs to develop a set of voluntary principles of ethics and business conduct designed to address the Senate’s concerns regarding anti-competitive practices. The voluntary code was presented to the Senate Subcommittee in March 2006. In addition, we maintain our own Standards of Business Conduct that provide guidelines for conducting our business practices in a manner that is consistent with anti-trust and restraint of trade laws and regulations. Although there has not been any further inquiry by the Senate Subcommittee since March 2006, the Senate, the Department of Justice, the Federal Trade Commission or other state or federal governing entity could at any time develop new rules, regulations or laws governing the group purchasing industry that could adversely impact our ability to negotiate pricing arrangements with vendors, increase reporting and documentation requirements or otherwise require us to modify our pricing arrangements in a manner that negatively impacts our business and financial results.

Risks Related to this Offering

Our quarterly results of operations have fluctuated in the past and may continue to fluctuate in the future, which could cause the price of our common stock to decline.

Our quarterly results of operations have fluctuated in the past, and we expect that our quarterly results of operations will continue to vary in future periods as a result of a variety of factors, some of which may be outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may be due to a number of factors including:

•	the purchasing and budgeting cycles of our customers;

•	the lengthy sales and implementation cycles for our products and services;

•	the times at which participating vendors in our Spend Management segment provide us with periodic reports of their sales volumes to our customers and resulting administrative fees to us;

•	the impact of financial improvement targets to customers;

•	the impact of transaction fee and contingency fee arrangements with customers;

•	changes in our or our competitors’ pricing policies or sales terms;

•	the timing and success of our or our competitors’ new product and service offerings;

•	the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

•	the amount and timing of costs related to the development or acquisition of technologies or businesses; and

•	general economic, industry and market conditions and those conditions specific to the healthcare industry.

We base our expense levels in part upon our expectations concerning future revenue, and these expense levels are relatively fixed in the short term. If we have lower revenue than expected, we may not be able to reduce our spending in the short term in response. Any significant shortfall in revenue would have a direct and material adverse impact on our results of operations. We believe that our quarterly results of operations may vary significantly in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

The market price of our common stock may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is often unrelated or disproportionate to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. The market price of our common stock could fluctuate significantly in response to the factors described above and other factors, many of which are beyond our control, including:

•	actual or anticipated changes in our or our competitors’ growth rates;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC and announcements of technological innovations or new products or services by us or by our competitors;

•	actions of our historical equity investors, including sales of common stock by our directors and executive officers;

•	any major change in our senior management team;

•	legal and regulatory factors unrelated to our performance;

•	general economic, industry and market conditions and those conditions specific to the healthcare industry; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

The initial public offering price for our common stock was determined by negotiations between representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in the market as a whole or our operating performance or prospects.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors, executive officers and their affiliated entities will beneficially own more than 39% percent of our outstanding common stock. See “Principal and Selling Stockholders.” The interests of our executive officers, directors and their affiliated entities may differ from the interests of the other stockholders. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and by-laws and the approval of mergers or other business combination transactions. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock. As to these matters and in similar situations, you may disagree with these stockholders as to whether the action opposed or supported by them is in the best interest of our stockholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and may negatively affect the market price of our common stock.

We also plan to reserve up to 665,000 shares offered by this prospectus under a directed share program in which our directors, officers, employees, business associates and other parties related to us may be able to purchase shares in this offering at the initial public offering price. This program may further increase the percentage of stock held by persons whose interests are aligned with the interests of our executive officers, directors and principal stockholders.

Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. For example, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately a third of the directors coming up for reelection each year. Having a staggered board could make it more difficult for a third party to acquire us through a proxy contest. Other provisions that may discourage, delay or prevent a change in control or changes in management include:

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of, including voting, dividend and other special rights, and issue new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

See “Description of Capital Stock— Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws.”

A change of control may also impact employee benefit arrangements, which could make an acquisition more costly and could prevent it from going forward. For example, our option plans allow for all or a portion of the options granted under these plans to vest upon a change of control. Finally, upon any change in control, the lenders under our senior secured credit facility would have the right to require us to repay all of our outstanding obligations.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

If a significant number of shares of our common stock is sold into the market following the offering, or if there is the perception that such sales may occur, the market price of our common stock could significantly decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of 42,861,675 shares of common stock will be outstanding after this offering (or 44,343,456 shares, if the underwriters exercise their overallotment option in full). Of these, the shares offered by this prospectus (or 15,295,000 shares, if the underwriters exercise their overallotment option in full) will be freely tradeable without restriction or further registration unless purchased by our “affiliates” as that term is defined under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, and 28,270,255 shares owned by our directors, executive officers and certain existing stockholders will be subject to lockup agreements that expire on the day that is 180 days after the date of this prospectus.

Subject to these lockup agreements, our stockholders will be able to sell these shares under Rule 144 of the Securities Act, subject to volume and holding period restrictions and to significant restrictions in the case of shares held by persons deemed to be our affiliates. Moreover, after this offering, certain stockholders owning 25,098,458 shares will have the right to, subject to certain conditions, require us to file, at our expense, registration statements under the Securities Act covering the resales of their shares.

In addition, after this offering, we also intend to register shares of common stock for issuance under our stock option plans. As of November 15, 2007, options and warrants to purchase 7,146,385 shares of common stock were issued and outstanding, of which 2,028,976 were vested.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Select Market, or otherwise or how liquid that market might become. The liquidity of any market for the shares of our common stock will depend on a number of factors, including the number of stockholders of our common stock, our operating performance and financial condition and the market for similar securities. An illiquid market will limit your ability to resell shares of our common stock. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

You will experience immediate and substantial dilution in net tangible book value.

The initial public offering price of a share of our common stock is substantially higher than the net tangible book value (deficit) per share of our outstanding common stock immediately after this offering. Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $18.56 in the net tangible book value per share of common stock based on our net tangible book value as of September 30, 2007. We also have outstanding stock options to purchase shares of common stock with exercise prices that are significantly below the estimated initial public offering price of our common stock. To the extent these options are exercised, you will experience further dilution. As of November 15, 2007, options and warrants to purchase 7,146,385 shares of common stock were issued and outstanding, of which 2,028,976 were vested.

The requirements of being a public entity and sustaining our growth may strain our resources.

As a public entity, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements of the Securities and Exchange Commission, or the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and the price of our common stock.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. We are in the process of addressing our internal controls over financial reporting and are establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization. Additionally, we have begun the process of documenting our internal control procedures to satisfy the requirements of Section 404, which requires annual management and independent registered public accounting firm assessments of the effectiveness of our internal controls over financial reporting. Because we do not currently have comprehensive documentation of our internal controls and have not yet fully tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls.

For example, material weaknesses in our internal control over financial reporting have previously been identified. We believe the actions that we have taken have remediated all of the identified material weaknesses. However, we may discover other areas of our internal controls that need improvement in the future. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting for fiscal year 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the National Association of Securities Dealers, or the NASD, or other regulatory authorities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act) that reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Words such as “anticipates,” “believes,” “plans,” “expects,” “intends,” “estimates” and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying these statements. For purposes of this prospectus, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. These statements reflect our current beliefs and expectations and are based on information currently available to us. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual growth, results of operations, performance and business prospects and opportunities to differ from those expressed in, or implied by, these statements. As a result, no assurance can be given that our future growth, results of operations, performance and business prospects and opportunities covered by such forward-looking statements will be achieved. These risks, uncertainties and other factors are set forth under the section heading “Risk Factors” and elsewhere in this prospectus. Except to the extent required by the federal securities laws and rules and regulations of the SEC, we have no intention or obligation to update or revise these forward-looking statements to reflect new events, information or circumstances.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock in the offering, at the initial public offering price of $16.00 per share, will be approximately $195.1 million, or $217.2 million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds resulting from any exercise by the underwriters of the over-allotment option with respect to the purchase of additional shares from the selling stockholders named in this prospectus. We plan to use the net proceeds of the offering to (i) repay approximately $125 million of outstanding indebtedness under our term loan facility which matures on October 23, 2011 and bears interest at a rate equal to approximately LIBOR plus 2.5%, and (ii) for general corporate purposes, including for further development and expansion of our technology-enabled solutions as well as for possible acquisitions of complementary businesses, technologies or other assets. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments at this time. The debt which we intend to repay was incurred in the 2007 Financing and the proceeds were used for the acquisitions of MD-X and XactiMed and the 2007 Dividend.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we may invest the net proceeds of this offering in cash, cash equivalents, money market funds, government securities or short-term interest-bearing, investment grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return. We expect that the amount of the proceeds held in these assets will decrease over time as our business grows.

DIVIDEND POLICY

On December 2, 2006, we paid a dividend of $70 million in the aggregate on our common stock and on certain classes of our preferred stock on an as-converted to common stock basis. On August 30, 2007, we paid a dividend of $70 million in the aggregate on our common stock and certain classes of our preferred stock on an as-converted to common stock basis. We currently anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying any cash dividends for the foreseeable future. The payment of dividends, if any, is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition and capital requirements, earnings, general business conditions, restrictions imposed by our current and any future financing arrangements, legal restrictions on the payment of dividends and other factors our board of directors deems relevant. Our current credit facility includes restrictions on our ability to pay dividends. We may pay dividends that exceed our net income amounts for such period as calculated in accordance with GAAP.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2007: (1) on an actual basis and (2) as adjusted to give effect to (a) the receipt by us of the net proceeds from the sale of 13,300,000 shares of common stock at the initial public offering price of $16.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (b) the repayment of approximately $125 million of indebtedness upon the closing of this offering and (c) the conversion of all of the outstanding shares of our preferred stock to shares of our common stock. This presentation should be read in conjunction with our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

	As of September 30, 2007
	Actual	As Adjusted
	(In thousands, except share data)

Cash and cash equivalents	$24,104	$94,248

Debt:
Borrowings under revolving credit facility(1)	—	—
Notes payable, including current portion	319,092	194,092
Finance obligation, including current portion(2)	10,165	10,165

Total long-term debt, including current portion	329,257	204,257
Redeemable convertible preferred stock, $0.01 par value per share; 30,000,000 shares authorized, actual; 21,546,571 shares issued and outstanding, actual	240,808	—
Preferred Stock, $0.01 par value, no shares authorized, issued and outstanding, actual and pro forma; 50,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—
Common stock, $0.01 par value, 60,000,000 shares authorized, actual, and 150,000,000 shares authorized, as adjusted, 12,197,596 shares issued and outstanding, actual, and 42,814,342 shares issued and outstanding, as adjusted	122	429
Additional paid-in-capital	2,570	416,323
Notes receivable from stockholders	(607)	(607)
Other comprehensive income	(1,450)	(1,450)
Accumulated deficit	(231,567)	(209,675)

Total stockholders’ (deficit) equity	(230,932)	205,020

Total capitalization	$339,133	$409,277

(1)	As of September 30, 2007, we had $59 million available under our revolving credit facility ($1 million was committed under a letter of credit).

(2)	Represents a capital lease obligation incurred in a sale and subsequent leaseback transaction of an office building in August 2003. The transaction did not qualify for sale and leaseback treatment under SFAS No. 98. The amount represents the net present value of the obligation. See Note 6 of the Notes to Consolidated Financial Statements under the subheading “Finance Obligations” for additional information regarding this transaction and the related obligation.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets, deferred financing costs and total liabilities) by the number of outstanding shares of common stock.

The following table sets forth net tangible book value per share at September 30, 2007 (1) on an actual basis, and (2) as adjusted to give effect to (a) the receipt by us of the net proceeds from the sale of 13,300,000 shares of common stock at the initial public offering price of $16.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (b) the repayment of approximately $125 million of indebtedness upon the closing of this offering and (c) the conversion of all of the outstanding shares of our preferred stock to shares of our common stock. As illustrated in the table below, our pro forma adjusted net tangible book value at September 30, 2007 would be $(109.6) million, or $(2.56) per share. This represents an immediate increase in the pro forma net tangible book value of $22.43 per share to existing stockholders and an immediate dilution of $18.56 per share to new investors.

Initial public offering price per share		$16.00
Net tangible book value per share at September 30, 2007	$(24.99)
Increase per share attributable to this offering	22.43

As adjusted net tangible book value per share at September 30, 2007		(2.56)

Dilution per share to new investors		$18.56

The following table summarizes the difference among existing stockholders (including our existing preferred stockholders on an as converted basis) and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in the offering:

					Average
					Price per
	Shares Purchased		Total Consideration		Share
	Number	Percentage	Amount	Percentage

Existing stockholders	29,514,342	69%	$221,608,000	51%	$7.51
New investors	13,300,000	31	212,800,000	49	$16.00

Total	42,814,342	100%	$434,408,000	100%

The above information excludes shares of common stock that the underwriters have the option to purchase from the selling stockholders named in this prospectus solely to cover over-allotments.

SELECTED HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL AND OTHER DATA

Our historical financial data as of and for the fiscal years ended December 31, 2004, 2005 and 2006 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. Our historical financial data as of and for the fiscal years ended December 31, 2002 and 2003 have been derived from unaudited consolidated financial statements not included in this prospectus. The selected historical financial data for these periods reflect the effect of a change in our revenue recognition policy for administrative fees from the “Estimated Shipment” method to the “As Reported” method, which we adopted subsequent to December 31, 2003, and also reflects the impact of an allowance for customer returns.

The historical financial data as of September 30, 2007 and for the nine-month periods ended September 30, 2006 and 2007 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. These unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position as of such dates and our results of operations for such periods. Historical results and results for periods of less than a full year are not necessarily indicative of future results or the results to be expected for any other interim period or for a full year. The summary historical consolidated financial data and notes should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

The unaudited pro forma consolidated statement of income data for the fiscal year ended December 31, 2006 give effect to the acquisitions of MD-X and XactiMed, the 2006 Financing and the 2007 Financing as if they had occurred at the beginning of such period. The unaudited pro forma consolidated statement of income data for the nine months ended September 30, 2007 give effect to the acquisitions of MD-X and XactiMed and the 2007 Financing as if they had occurred at the beginning of such period. The unaudited pro forma consolidated financial data below is based upon available information and assumptions that we believe are reasonable; however, we can provide no assurance that the assumptions used in the preparation of the unaudited pro forma consolidated financial data are correct. The unaudited pro forma consolidated financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been if the acquisitions of MD-X and XactiMed, the 2006 Financing or the 2007 Financing had occurred at the beginning of such periods. The unaudited pro forma consolidated financial data also should not be considered representative of our future financial condition or results of operations.

See our unaudited pro forma statements of income included elsewhere in this prospectus for a complete description of the adjustments made to derive the pro forma statement of income data.

	Fiscal Year Ended December 31,						Nine Months Ended September 30,
	2002	2003(1)	2004	2005	2006(2)	2006	2006	2007(3)	2007
						Pro forma			Pro forma
						(Unaudited)	(Unaudited)
	(Unaudited)
	(In thousands, except for share and per share data)
Statement of Operations Data:
Net revenue:
Revenue Cycle Management	$—	$6,729	$13,844	$20,650	$48,834	$80,542	$35,518	$54,394	$75,423
Spend Management	36,617	48,751	61,545	77,990	97,401	97,401	73,715	80,203	80,203

Total net revenue(4)	36,617	55,480	75,389	98,640	146,235	177,943	109,233	134,597	155,626
Operating expenses:(5)
Cost of revenue	241	4,512	4,881	7,491	15,601	26,551	11,043	17,845	24,883
Product development expenses	—	1,238	2,864	3,078	7,163	9,005	5,488	5,612	6,332
Selling and marketing expenses	10,043	13,519	16,798	23,740	32,205	36,309	24,724	26,675	28,454
General and administrative expenses	14,679	16,229	26,758	39,146	55,363	68,293	42,594	44,402	51,908
Depreciation	2,304	1,618	1,797	3,257	4,822	5,047	3,486	5,270	5,552
Amortization of intangibles	6,805	8,621	8,374	7,780	11,738	17,428	8,769	10,933	13,414
Impairment of PP&E and intangibles(6)	—	—	743	368	4,522	5,717	4,522	1,195	1,195

Total operating expenses	34,072	45,737	62,215	84,860	131,414	168,350	100,626	111,932	131,738

Operating income	2,545	9,743	13,174	13,780	14,821	9,593	8,607	22,665	23,888
Other income (expense)
Interest expense	(8,093)	(7,290)	(7,915)	(6,995)	(10,921)	(27,342)	(7,363)	(14,151)	(20,099)
Other income (expense)	640	472	(2,070)	(837)	(3,917)	(3,853)	(2,786)	2,101	2,138

Income (loss) before income taxes	(4,908)	2,925	3,189	5,948	(17)	(21,602)	(1,542)	10,615	5,927
Income tax (benefit)	1,147	1,261	914	(10,517)	(8,860)	(15,200)	(8,440)	4,193	3,575

Income (loss) from continuing operations	(6,055)	1,664	2,275	16,465	8,843	(6,402)	6,898	6,422	2,352
Loss from operations of discontinued business	(4,076)	(5,501)	(383)	—	—	—	—	—	—
Gain (loss) on sale of a discontinued business	2,698	(669)	192	—	—	—	—	—	—

Total loss from discontinued operations	(1,378)	(6,170)	(191)	—	—	—	—	—	—
Income (loss) before cumulative effect of change in accounting principle	(7,433)	(4,506)	2,084	16,465	8,843	(6,402)	6,898	6,422	2,352
Cumulative effect of change in accounting principle	(5,165)	—	—	—	—	—	—	—	—

Net income (loss)	(12,598)	(4,506)	2,084	16,465	8,843	(6,402)	6,898	6,422	2,352
Preferred stock dividends and accretion	(9,792)	(12,025)	(13,499)	(14,310)	(14,713)	(17,173)	(11,098)	(12,445)	(13,443)

Net (loss) income attributable to common stockholders	$(22,390)	$(16,531)	$(11,415)	$2,155	$(5,870)	$(23,575)	$(4,200)	$(6,023)	$(11,091)

Income (loss) per share — basic	$(4.13)	$(2.80)	$(1.88)	$0.10	$(0.67)	$(2.69)	$(0.51)	$(0.55)	$(1.00)
Income (loss) per share — diluted	$(4.13)	$(2.80)	$(1.88)	$0.08	$(0.67)	$(2.69)	$(0.51)	$(0.55)	$(1.00)
Shares used in per share calculation — basic	5,433	5,904	6,070	22,064	8,752	8,752	8,278	11,037	11,037
Shares used in per share calculation — diluted(7)	5,433	5,904	6,070	25,938	8,752	8,752	8,278	11,037	11,037

Other Financial Data:
Gross fees(4)	$47,281	$71,835	$103,199	$137,434	$185,659	$217,367	$138,166	$169,511	$190,540
Adjusted EBITDA(8)	$14,304	$20,811	$24,910	$31,286	$50,753	$56,162	$37,855	$44,825	$50,405

(1)	Amounts include the results of operations of Aspen Healthcare Metrics (Spend Management segment) from March 25, 2003 and OSI Systems, Inc. (Revenue Cycle Management segment) from June 30, 2003, the respective dates of acquisition.

(2)	Amounts include the results of operations of Avega (Revenue Cycle Management segment) from January 1, 2006, the date of acquisition.

(3)	Amounts include the results of operations of XactiMed (Revenue Cycle Management segment) from May 18, 2007, the date of acquisition.

(4)	Total net revenue reflects our gross fees net of our revenue share obligation. Gross fees include all administrative fees we receive pursuant to our vendor contracts and all other fees we receive from customers. Our revenue share obligation represents the portion of the administrative fees we are contractually obligated to share with certain of our group purchasing organization customers. The following details the adjustments to gross fees to derive total net revenue:

	Fiscal Year Ended December 31,						Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2006	2007	2007
	(Unaudited)					Pro forma			Pro forma

						(Unaudited)	(Unaudited)
					(In thousands)
Gross administrative fees	$43,089	$57,339	$80,928	$106,963	$125,202	$125,202	$93,154	$105,880	$105,880
Other fees	4,192	14,496	22,271	30,471	60,457	92,165	45,012	63,631	84,660

Gross fees	47,281	71,835	103,199	137,434	185,659	217,367	138,166	169,511	190,540
Revenue share obligation	(10,664)	(16,355)	(27,810)	(38,794)	(39,424)	(39,424)	(28,933)	(34,914)	(34,914)

Total net revenue	$36,617	$55,480	$75,389	$98,640	$146,235	$177,943	$109,233	$134,597	$155,626

(5)	We adopted SFAS No. 123(R) on January 1, 2006. Amounts include share-based compensation expense as follows:

	Fiscal Year Ended December 31,						Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2006	2007	2007
						Pro forma			Pro forma
	(Unaudited)					(Unaudited)	(Unaudited)

					(In thousands)
Cost of revenue	$461	$182	$—	$—	$834	$834	$266	$521	$521
Product development	262	104	—	—	517	517	283	243	243
Selling and marketing	421	167	—	—	597	597	207	614	614
General and administrative	979	387	200	423	1,309	2,716	730	1,513	2,128

Total share-based compensation expense	$2,123	$840	$200	$423	$3,257	$4,664	$1,486	$2,891	$3,506

(6)	Impairment of intangibles primarily relates to the write off of in-process research and development assets of Avega and XactiMed. In 2005 and 2004, impairment of intangibles primarily relates to software and tradename impairment, respectively.

(7)	For the years ended December 2002, 2003, 2004 and 2006, the effect of dilutive securities has been excluded because the effect is antidilutive as a result of the net loss attributable to common stockholders.

(8)	We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization and other non-recurring or non-cash items. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes), as well as other non-cash (impairment of intangibles, purchase accounting adjustments, share-based compensation expense and imputed rental income) and non-recurring (litigation expenses and failed acquisition charges) items, from our operations.

Despite the importance of this measure in analyzing our business, determining compliance with certain financial covenants in our credit agreement, measuring and determining incentive compensation and evaluating our operating performance relative to our competitors, Adjusted EBITDA is not a measurement of financial performance under GAAP, has limitations as an analytical tool and should not be considered in isolation or as an alternative to income from operations, net income (loss) or any other measure of performance derived in accordance with GAAP.

Some of the limitations of EBITDA include:

• EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

• EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under our credit agreement;

• EBITDA does not reflect income tax payments we are required to make; and

• although depreciation and amortization of intangibles are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA has all the inherent limitations of EBITDA. In addition, Adjusted EBITDA is not a measure of liquidity under GAAP, or otherwise, and is not an alternative to cash flow from continuing operating activities.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not rely on any single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net income (loss) to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this prospectus. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.”

The table below shows the reconciliation of net income (loss) to Adjusted EBITDA for the periods presented.

	Fiscal Year Ended December 31,						Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2006	2007	2007
						Pro forma			Pro forma
						(Unaudited)
	(Unaudited)						(Unaudited)
	(In thousands)
Net income (loss)	$(12,598)	$(4,506)	$2,084	$16,465	$8,843	$(6,402)	$6,898	$6,422	2,352
Depreciation	2,304	1,618	1,797	3,257	4,822	5,047	3,486	5,270	5,552
Amortization of intangibles	6,805	8,621	8,374	7,780	11,738	17,428	8,769	10,933	13,414
Amortization of Intangibles (included in cost of revenue)	—	—	—	47	745	2,150	510	767	1,470
Interest expense, net of interest income(1)	7,952	7,245	7,762	6,279	9,545	25,966	6,750	12,496	18,444
Income tax (benefit)	1,147	1,261	914	(10,517)	(8,860)	(15,200)	(8,440)	4,193	3,575
Loss from discontinued operations	1,378	6,170	191	—	—	—	—	—	—
Cumulative effect of change in accounting principle(2)	5,165	—	—	—	—	—	—	—	—

EBITDA	12,153	20,409	21,122	23,311	26,833	28,989	17,973	40,081	44,807
Impairment of intangibles(3)	—	—	743	368	4,522	5,717	4,522	1,195	1,195
Share-based compensation(4)	2,123	840	200	423	3,257	4,664	1,486	2,891	3,506
Debt issuance cost extinguishment(5)	—	—	2,681	1,924	2,158	2,158	—	—	—
Rental income from capitalized building lease(6)	(438)	(438)	(438)	(438)	(438)	(438)	(329)	(329)	(329)
Litigation expenses(7)	—	—	602	5,698	8,629	8,629	9,050	—	—
Avega & XactiMed purchase accounting adjustments(8)	—	—	—	—	4,906	5,557	4,267	987	1,226
Failed acquisition charges(9)	466	—	—	—	886	886	886	—	—

Adjusted EBITDA	$14,304	$20,811	$24,910	$31,286	$50,753	$56,162	$37,855	$44,825	$50,405

(1)	Interest income is included in other income (expense) and is not netted against interest expense on our consolidated statement of operations.

(2)	The cumulative effect of a change in accounting principle related to a goodwill impairment charge associated with a discontinued business (adoption of SFAS No. 142, Goodwill and Other Intangible Assets).

(3)	Impairment of intangibles primarily relates to the write-off of in-process research and development assets of Avega and XactiMed.

(4)	Represents non-cash share-based compensation to both employees and directors. The significant increase in 2006 is due to the adoption of SFAS No. 123(R). We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of share-based compensation, which varies from period to period based on amount and timing of grants.

(5)	These charges were incurred to expense unamortized debt issuance costs upon refinancing our credit facilities. We believe this expense relating to our financing and investing activities does not relate to our continuing operating performance.

(6)	The imputed rental recognized with respect to a capitalized building lease is deducted from net income (loss) due to its non-cash nature. We believe this income is not a useful measure of continuing operating performance. See Note 6 to our Consolidated Financial Statements for further discussion of this rental income.

(7)	These litigation expenses relate to litigation brought against one of our subsidiaries and settled in May 2006. This litigation, and associated litigation expense, is considered by management to be non-recurring as it relates to isolated litigation outside the ordinary course of business.

(8)	These adjustments include the effect on revenue of adjusting acquired deferred revenue balances to fair value at each acquisition date. The reduction of the deferred revenue balances materially affects period-to-period financial performance comparability and revenue and earnings growth in periods subsequent to the acquisition and is not indicative of the changes in underlying results of operations.

(9)	These charges reflect due diligence and acquisition expenses related to an acquisition that did not occur. We consider these charges to be non-recurring expenses that are not representative of underlying results of operations.

Consolidated Balance Sheet Data:

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007
	(Unaudited)					(Unaudited)
	(In thousands, except for share and per share data)
Cash and cash equivalents	$8,563	$12,146	$28,145	$68,331	$23,459	$24,104
Current assets	14,255	24,229	41,185	98,300	57,380	71,621
Total assets	130,662	151,528	161,756	219,713	277,204	410,699
Current liabilities	28,542	43,306	42,141	52,280	67,387	66,440
Total non-current liabilities(1)	53,511	45,622	65,632	98,523	181,159	334,383
Total liabilities	82,053	88,928	107,773	150,803	248,546	400,823
Redeemable convertible preferred stock	127,532	156,307	158,234	169,644	196,030	240,808
Total stockholder’s deficit	(78,923)	(93,707)	(104,251)	(100,734)	(167,372)	(230,932)
Cash dividends declared per share(2)					$2.66	$2.48

Notes:

(1)	Inclusive of capital lease obligations and long-term notes payable.

(2)	On October 31, 2006, our Board of Directors declared a special dividend payable to common stockholders and preferred stockholders, to the extent entitled to participate in dividends payable on the common stock in the amount of $70 million in the aggregate, or $2.66 per share. On July 24, 2007, our Board of Directors declared an additional special dividend payable to common stockholders and preferred stockholders, to the extent entitled to participate in dividends payable on the common stock in the amount of $70 million in the aggregate, or $2.48 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with this entire prospectus, including the “Risk Factors” section and our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus that could cause our actual future growth, results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

The Company, headquartered in Alpharetta, Georgia, was founded in 1999. We provide technology-enabled products and services, which together deliver solutions designed to improve operating margin and cash flow for hospitals and health systems.

Our solutions are primarily focused on the acute care hospital market. The healthcare market has approximately 5,700 acute care hospitals, of which approximately 2,700 are part of health systems. Our customer base currently includes over 125 health systems and, including those that are part of our health system customers, more than 2,500 acute care hospitals and approximately 30,000 ancillary or non-acute provider locations.

Our Revenue Cycle Management segment currently has more than 1,000 hospital customers, which we believe makes us one of the largest providers of revenue cycle management solutions to hospitals. Our Spend Management segment manages approximately $15 billion of supply spending by healthcare providers, has more than 1,700 hospital customers and includes the third largest GPO in the United States.

Our revenues are predominately derived from products and services that we provide on an ongoing basis to our customers. To provide our products and services we incur expense in several categories, including cost of revenue, product development, selling and marketing, general and administrative, depreciation, and amortization of intangibles. In general, our cost of revenue expense varies directly with our net revenues; whereas, our selling and marketing expenses increase as a result of increased revenues and an increase in the number of new clients. Our other expense categories are less directly related to the growth in revenues and relate more to our planning for the future, the development of new products and services, our overall business management activities and our infrastructure. Given the scope of our market opportunity, we continue to invest in the development of new and enhanced products and services, customer-facing resources, and infrastructure capabilities. These investments have enabled our net revenue growth in recent periods, during which Adjusted EBITDA has also increased.

Management’s primary metrics to measure the consolidated financial performance of the business are gross fees, net revenue and Adjusted EBITDA. We use these metrics to measure our business given they provide period-over-period comparability and measure the fundamental business elements which our management can impact in the short term.

For the twelve months ended December 31, 2006, we generated net revenue of $146.2 million and net income of $8.8 million. For the twelve months ended December 31, 2006, we generated Adjusted EBITDA of $50.8 million. For the nine months ended September 30, 2007, we generated net revenue of $134.6 million and net income of $6.4 million. For the nine months ended September 30, 2007, we generated Adjusted EBITDA of $44.8 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.”

Segment Structure and Revenue Streams

We deliver our solutions through two business segments, Revenue Cycle Management and Spend Management. Management’s primary metrics to measure segment financial performance are gross fees, net revenue and Segment Adjusted EBITDA. See Note 13 of the Notes to Consolidated Financial Statements for discussion on Segment Adjusted EBITDA.

Revenue Cycle Management

Our Revenue Cycle Management segment provides a comprehensive suite of software and services spanning the hospital revenue cycle workflow – from patient admission, charge capture, case management and health information management through claims processing and accounts receivable management. Our workflow solutions, together with our data management and business intelligence tools, increase revenue capture and cash collections, reduce accounts receivable balances and improve regulatory compliance. Our Revenue Cycle Management segment revenue consists of the following components:

Subscription and implementation fees.  We earn fixed subscription fees on a monthly or annual basis on multi-year contracts for customer access to our ASP-based solutions. We also charge our customers upfront fees for implementation services. Implementation fees are earned over the subscription period or estimated customer relationship period, whichever is longer.

Transaction fees.  For certain revenue cycle management solutions, we earn fees that vary based on the volume of customer transactions.

Software-related fees.  We earn license, consulting, maintenance and other software-related service fees for our business intelligence and decision support software products.

Service fees.  For certain revenue cycle management solutions acquired through the acquisition of MD-X, we earn fees based on a percentage of revenue collected.

Spend Management

Our Spend Management segment provides a suite of technology-enabled services that help our customers manage their non-labor expense categories. Our solutions lower supply and medical device pricing and utilization by managing the procurement process through our group purchasing organization’s portfolio of contracts and our consulting services and business intelligence tools. Our Spend Management segment revenue consists of the following components:

Administrative fees and revenue share obligations.  We earn administrative fees from manufacturers, distributors and other vendors of products and services with whom we have contracts under which our group purchasing organization customers may purchase products and services. Administrative fees represent a percentage, which we refer to as our administrative fee ratio, ranging from 0.25% to 3.00% of the purchases made by our group purchasing organization customers through contracts with our vendors.

Our group purchasing organization customers make purchases, and receive shipments, directly from the vendors. On a monthly or quarterly basis, vendors provide us with a report describing the purchases made by our customers through our group purchasing organization vendor contracts, including associated administrative fees. We recognize revenue upon the receipt of these reports from vendors. See Note 1 to our consolidated financial statements for further discussion regarding administrative fee revenue recognition.

Some customer contracts require that a portion of our administrative fees are contingent upon achieving certain financial improvements, such as lower supply costs, which we refer to as performance targets. Contingent administrative fees are not recognized as revenue until the customer confirms achievement of those contractual performance targets. Prior to customer confirmation that a performance target has been achieved, we record contingent administrative fees as deferred revenue on our consolidated balance sheet. Often, recognition of this revenue occurs in periods subsequent to the recognition of the associated costs. If we do not meet the performance target, we will be contractually obligated to refund some or all of the contingent fees.

Additionally, in many cases, we are contractually obligated to pay a portion of the administrative fees to our hospital and health system customers. Typically this amount, or revenue share obligation, is calculated as a percentage of administrative fees earned on a particular customer’s purchases from our vendors. Our total net revenue on our consolidated statements of operations is shown net of the revenue share obligation.

Other service fees.  The following items are included as Other Service Fees in our consolidated statement of operations:

•	Consulting fees. We consult with our customers regarding the costs and utilization of medical devices and implantable physician preference items, or PPI, and the efficiency and quality of their key clinical service lines. Our consulting projects are typically fixed fee projects with a duration of three to nine months, and the related revenues are earned as services rendered.

•	Subscription fees. We also have technology-enabled services that provide spend management analytics and data services to improve operational efficiency, reduce supply costs, and increase transparency across spend management processes. We earn fixed subscription fees on a monthly basis for these ASP-hosted services.

Operating Expenses

We classify our operating expenses as follows:

Cost of revenue.  Cost of revenue primarily consists of the direct labor costs incurred to generate our revenue. Direct labor costs consist primarily of salaries, benefits, and other direct costs and share-based compensation expenses related to personnel who provide services to implement our solutions for our customers. As the majority of our services are generated internally, our costs to provide these services are primarily labor-driven. A less significant portion of our cost of revenue derives from third-party products and services, and client reimbursed out-of-pocket costs. Cost of revenue does not include allocated amounts for rent, depreciation or amortization. However, the amortization for the cost of software to be sold, leased, or otherwise marketed is classified as cost of revenue.

Product development expenses.  Product development expenses primarily consist of the salaries, benefits, and share-based compensation expense of the technology professionals who develop our software-related products and services.

Selling and marketing expenses.  Selling and marketing expenses consist primarily of costs related to marketing programs (including trade shows and brand messaging), personnel-related expenses for sales and marketing employees (including salaries, benefits, incentive compensation and share-based compensation expense) and travel-related expenses.

General and administrative expenses.  General and administrative expenses consist primarily of personnel-related expenses for administrative employees (including salaries, benefits, incentive compensation and share-based compensation expense) and travel-related expenses, occupancy and other indirect costs, insurance costs, professional fees, and other general overhead expenses. We expect that general and administrative expenses will increase as we incur additional expenses related to being a public company.

Depreciation.  Depreciation expense consists primarily of depreciation of fixed assets and the amortization of software, including capitalized costs of software developed for internal use.

Amortization of intangibles.  Amortization of intangibles includes the amortization of all intangible assets (with the exception of software), primarily resulting from acquisitions.

Key Considerations

Certain significant items or events must be considered to better understand differences in our results of operations from period to period. We believe that the following items or events have had a material impact on our results of operations for the periods discussed below or may have a material impact on our results of operations in future periods:

Acquisitions

The results of operations of acquired businesses are included in our consolidated results of operations from the date of acquisition. Since January 1, 2004, material acquisitions include:

Revenue Cycle Management.

•	MD-X, acquired on July 2, 2007, provides revenue cycle products and services for hospitals and health systems.

•	XactiMed, acquired on May 18, 2007, provides ASP-based revenue cycle solutions that focus on claims management, remittance management, and denial management.

•	Avega, acquired on January 1, 2006, provides software application tools that comprise the core of our business intelligence and decision support software.

Purchase Accounting

Deferred revenue adjustment.  Upon acquiring Avega and XactiMed, we made certain purchase accounting adjustments to reduce the acquired deferred revenue to the fair value of outstanding services and products to be provided post-acquisition. On January 1, 2006, we reduced the acquired deferred revenue from Avega by $5.6 million. On May 18, 2007, we reduced the acquired deferred revenue from XactiMed by $2.9 million. Both changes only impacted our Revenue Cycle Management segment.

In-process research and development, or IPR&D.  Upon acquiring Avega and XactiMed, we made certain purchase accounting adjustments to write off acquired IPR&D. During the nine months ended September 30, 2007 and the year ended December 31, 2006, we incurred charges of $1.2 million and $4.0 million related to the XactiMed and Avega acquisitions, respectively, to impair the value of acquired intangibles associated with software development costs for products that were not yet available for general release and had no alternative future use at the time of acquisition. Both charges only impacted our Revenue Cycle Management segment.

Litigation costs

During the years ended December 31, 2006, 2005, and 2004, we incurred $8.6 million, $5.7 million and $0.6 million, respectively, related to litigation initiated in 2004 against one of our subsidiaries. This case was settled in May 2006.

Share-based compensation expense

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), using the prospective method. Our consolidated financial statements for the nine months ended September 30, 2007 and 2006, and for the fiscal year ended December 31, 2006, reflect the impact of SFAS No. 123(R). The impact from the adoption of SFAS No. 123(R) to our consolidated results of operations, was $2.8 million and $1.2 million of expense for the nine months ended September 30, 2007 and 2006, respectively, and $3.0 million of share-based compensation expense for the year ended December 31, 2006. In accordance with the prospective method, our consolidated statements of operations for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Restatement of Previously Issued Consolidated Financial Statements

We recognized an increase in net income when we restated our previously issued consolidated financial statements and related footnotes for the fiscal year ending December 31, 2006 and for the nine month period ending September 30, 2006. The restatement reflects the application of the prospective method of adopting SFAS No. 123(R) rather than the modified prospective method we had initially adopted. The effect of transitioning from the modified prospective method to the prospective method of adopting SFAS No. 123(R) was a reduction in recognized share based compensation expense (net of tax) and an increase in net income of $232,000 and $284,000 for the year ended December 31, 2006 and the nine month period ending September 30, 2006, respectively. See Note 17 to the Notes to our Consolidated Financial Statements for more information on the effect of the restatement.

Results of Operations

Consolidated Tables

The following table set forth our consolidated results of operations grouped by segment for the periods shown:

	Fiscal Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)

Net revenue:
Revenue Cycle Management	$13,844	$20,650	$48,834	$35,518	$54,394
Spend Management
Administrative fees	80,928	106,963	125,202	93,154	105,880
Revenue share obligation	(27,810)	(38,794)	(39,424)	(28,933)	(34,914)
Other service fees	8,427	9,821	11,623	9,494	9,237

Total Spend Management	61,545	77,990	97,401	73,715	80,203

Total net revenue	75,389	98,640	146,235	109,223	134,597
Operating expenses:
Revenue Cycle Management	16,493	20,980	53,452	41,123	51,104
Spend Management	38,715	48,758	59,745	44,936	49,754

Total segment operating expenses	55,208	69,738	113,197	86,059	100,858
Operating income:
Revenue Cycle Management	(2,649)	(330)	(4,618)	(5,605)	3,290
Spend Management	22,830	29,232	37,656	28,779	30,449

Total segment operating income	20,181	28,902	33,038	23,174	33,739
Corporate expenses(1)	7,007	15,122	18,217	14,567	11,074

Operating income	13,174	13,780	14,821	8,607	22,665
Other income (expense):
Interest expense	(7,915)	(6,995)	(10,921)	(7,363)	(14,151)
Other income (expense)	(2,070)	(837)	(3,917)	(2,786)	2,101

Income (loss) before income taxes	3,189	5,948	(17)	(1,542)	10,615
Income tax (benefit)	914	(10,517)	(8,860)	(8,440)	4,193

Income (loss) from continuing operations	2,275	16,465	8,843	6,898	6,422
Total loss from discontinued operations	(191)	—	—	—	—

Net income	2,084	16,465	8,843	6,898	6,422
Segment Adjusted EBITDA(2):
Revenue Cycle Management	562	3,522	14,942	10,393	16,137
Spend Management	$30,075	$36,023	$46,727	$35,026	$37,494

(1)	Represents the expenses of corporate office operations. Corporate does not represent an operating segment to the Company.

(2)	Management’s primary metric of segment profit or loss is Segment Adjusted EBITDA. See Note 13 of the Notes to Consolidated Financial Statements.

The following table sets forth our consolidated results of operations as a percentage of total net revenue for the periods shown:

	Fiscal Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(As a percentage of total net revenue)
Net revenue:
Revenue Cycle Management	18.4%	20.9%	33.4%	32.5%	40.4%
Spend Management
Administrative fees	107.3	108.4	85.6	85.3	78.7
Revenue share obligation	(36.9)	(39.3)	(27.0)	(26.5)	(25.9)
Other service fees	11.2	10.0	7.9	8.7	6.9

Total Spend Management	81.6	79.1	66.6	67.5	59.6
Total net revenue	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Revenue Cycle Management	21.9	21.3	36.6	37.6	38.0
Spend Management	51.4	49.4	40.9	41.1	37.0

Total segment operating expenses	73.2	70.7	77.4	78.8	74.9
Operating income:
Revenue Cycle Management	(3.5)	(0.3)	(3.2)	(5.1)	2.4
Spend Management	30.3	29.6	25.8	26.3	22.6

Total segment operating income	26.8	29.3	22.6	21.2	25.1
Corporate expenses(1)	9.3	15.3	12.5	13.3	8.2

Operating income	17.5	14.0	10.1	7.9	16.8
Other income (expense):
Interest expense	(10.5)	(7.1)	(7.5)	(6.7)	(10.5)
Other income (expense)	(2.7)	(0.8)	(2.7)	(2.6)	1,6

Income (loss) before income taxes	4.2	6.0	0.0	(1.4)	7.9
Income tax (benefit)	1.2	(10.7)	(6.1)	(7.7)	3.1

Income (loss) from continuing operations	3.0	16.7	6.0	6.3	4.8
Total loss from discontinued operations	(0.3)	—	—	—	—

Net income	2.8	16.7	6.0	6.3	4.8
Segment Adjusted EBITDA(2):
Revenue Cycle Management	0.7	3.6	10.2	9.5	12.0
Spend Management	39.9%	36.5%	32.0%	32.1%	27.9%

(1)	Represents the expenses of corporate office operations. Corporate does not represent an operating segment to the Company.

(2)	Management’s primary metric of segment profit or loss is Segment Adjusted EBITDA. See Note 13 of the Notes to Consolidated Financial Statements.

Comparison of Nine Months Ended September 30, 2006 and 2007

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(Unaudited, in thousands)

Net revenue:
Revenue Cycle Management	$35,518	32.5%	$54,394	40.4%	$18,876	53.1%
Spend Management
Administrative fees	93,154	85.3	105,880	78.7	12,726	13.7
Revenue share obligation	(28,933)	(26.5)	(34,914)	(26.0)	(5,981)	(20.7)
Other service fees	9,494	8.7	9,237	6.9	(257)	(2.7)

Total Spend Management	73,715	67.5	80,203	59.6	6,488	8.8

Total net revenue	$109,233	100.0%	$134,597	100.0%	$25,364	23.2%

Total net revenue.  Total net revenue for the nine months ended September 30, 2007 was $134.6 million, an increase of $25.4 million, or 23.2%, from revenue of $109.2 million for the nine months ended September 30, 2006. The increase in consolidated net revenue was comprised of a $18.9 million increase in Revenue Cycle Management revenue and a $6.5 million increase in Spend Management revenue.

Revenue Cycle Management revenue.  Revenue Cycle Management revenue for the nine months ended September 30, 2007 was $54.4 million, an increase of $18.9 million, or 53.1%, from revenue of $35.5 million for the nine months ended September 30, 2006. The increase was primarily the result of the following:

•	Sales of additional products and services. $2.8 million of the increase represents additional software-related license, consulting and subscription fees from new and existing customers. The principle trends underlying this growth include increased market acceptance of our charge capture and CrossWalk® subscription services. In addition, we were awarded a large, one-time strategic pricing consulting contract from a new customer in late 2006. In early 2007, we released a new version of our chargemaster management subscription service, CDM Master.

Our business intelligence license and service revenue remained approximately equal to that of the prior year, after adjusting for the effect of the one-time purchase accounting adjustment to fair value Avega’s deferred revenue balance. During 2007, we experienced delays in the release of the fourth version of our Alliance Decision Support, or ADS, product, which we expect to inhibit growth of Revenue Cycle Management revenue during the remainder of 2007 and early 2008 as potential customers await the new product release, currently scheduled for early 2008.

•	Purchase accounting. $3.7 million of the increase resulted from the effect of a one-time, purchase accounting adjustment to fair value to Avega’s deferred revenue balance.

•	Acquisitions. $5.6 million and $6.8 million of the increase resulted from revenue from products and services of XactiMed, which we acquired on May 18, 2007, and MD-X, which we acquired on July 2, 2007, respectively. Included in the $6.8 million increase from MD-X is a $0.5 million revenue loss resulting from a large hospital customer filing for Chapter 11 bankruptcy protection. We do not expect this customer bankruptcy to materially impact our future operations.

Spend Management net revenue.  Spend Management net revenue for the nine months ended September 30, 2007 was $80.2 million, an increase of $6.5 million, or 8.8%, from revenue of $73.7 million for the nine months ended September 30, 2006. The revenue increase was primarily the result of an increase in administrative fees of $12.7 million, or 13.7%, partially offset by a $6.0 million increase in revenue share obligations, and an decrease in other service fees of $0.3 million.

•	Administrative fees. Administrative fee revenue increased by $15.0 million primarily as a result of increases in the volume of purchases by existing customers under our group purchasing organization contracts with our manufacturer vendors. To a lesser extent, this increase was the result of purchases by new customers and our efforts to increase the efficiency of reporting by our group purchasing organization vendors. Although our average administrative fee received from manufacturer vendors is higher than from distributor vendors, our total average administrative fee ratio remained generally consistent with the prior period. The increase in administrative fee revenue was offset by a net $2.3 million decrease in contingent revenue recognized upon customer confirmation that performance targets have been achieved.

•	Revenue share obligation. The ratio of revenue share obligation to administrative fees for the nine months ended September 30, 2007 was 33.0% versus 31.1% for the nine months ended September 30, 2006. The increase in our revenue share ratio was primarily the result of changes in customer revenue mix to larger customers during the period. Larger customers who commit to higher levels of purchasing volume through our group purchasing organization contracts typically receive higher revenue share obligation percentages. To the extent we continue to be awarded large group purchasing contracts from customers, we anticipate the ratio of our revenue share obligation to administrative fees will increase in future periods.

	Nine Months Ended September 30,
	2006		2007
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(Unaudited, in thousands)

Operating expenses:
Cost of revenue	$11,043	10.1%	$17,845	13.3%	$6,802	61.6%
Product development expenses	5,488	5.0	5,612	4.2	124	2.3
Selling and marketing expenses	24,724	22.6	26,675	19.8	1,951	7.9
General and administrative expenses	42,594	39.0	44,402	33.0	1,808	4.2
Depreciation	3,486	3.2	5,270	3.9	1,784	51.2
Amortization of intangibles	8,769	8.0	10,933	8.1	2,164	24.7
Impairment of property & equipment and intangibles	4,522	4.1	1,195	0.9	(3,327)	(73.6)

Total operating expenses	100,626	92.1	111,932	83.2	11,306	11.2
Operating expenses by segment:
Revenue Cycle Management	41,123	37.6	51,104	38.0	9,981	24.3
Spend Management	44,936	41.1	49,754	37.0	4,818	10.7

Total segment operating expenses	86,059	78.8	100,858	74.9	14,799	17.2
Corporate expenses	14,567	13.3	11,074	8.2	(3,493)	(24.0)

Total operating expenses	$100,626	92.1%	$111,932	83.2%	$11,306	11.2%

Total Operating Expenses

Cost of revenue.  Cost of revenue for the nine months ended September 30, 2007 was $17.8 million, or 13.3% of total revenue, an increase of $6.8 million, or 61.6%, from cost of revenue of $11.0 million, or 10.1% of total revenue, for the nine months ended September 30, 2006. Of this increase, $1.6 million was attributable to the acquisition of XactiMed, $2.4 million was attributable to the acquisition of MD-X and $0.8 million was attributable to the acquisition of Dominic & Irvine, or D&I. After excluding the impact of the acquisitions, the percentage increase in our cost of revenue was generally greater than our revenue growth due to increased cost of delivering services to new and renewal customers in our Spend Management segment. In addition, we have a large number of renewing Spend Management customer contracts in future periods which, upon renewal, may result in higher service delivery costs.

Product development expenses.  Product development expenses for the nine months ended September 30, 2007 were $5.6 million, or 4.2% of total revenue, an increase of $0.1 million, or 2.3%, from product development expenses of $5.5 million, or 5.0% of total revenue, for the nine months ended September 30, 2006. The nine months ended September 30, 2007 also includes $0.6 million of product development expenses attributable to the XactiMed acquisition. After excluding the effect of the acquisition, product development expenses decreased during this period by $0.5 million. We capitalized $1.5 million in additional software development costs during the nine months ended September 30, 2007, when compared to the nine months ended September 30, 2006. The growth in capitalized software development costs was primarily a result of the development of a significant update of our ADS product in the Revenue Cycle Management segment. We currently anticipate general release of this update in early 2008. This capitalization more than offset our growth in product development expenses over the same period. During 2008, we plan to develop several new Revenue Cycle Management products and subscription services as a result of the XactiMed and MD-X acquisitions. Therefore, we anticipate continued significant investment in product development in 2008.

Selling and marketing expenses.  Selling and marketing expenses for the nine months ended September 30, 2007 were $26.7 million, or 19.8% of total revenue, an increase of $2.0 million, or 7.9%, from selling and marketing expenses of $24.7 million, or 22.6% of total revenue, for the nine months ended September 30, 2006. This increase includes $0.9 million attributable to acquisitions made since the prior period, which mostly consists of compensation to additional sales and marketing personnel of the acquired businesses. This increase also includes $0.7 million of higher expenses associated with our annual customer and vendor meeting, and $0.4 million in higher share-based compensation associated with new equity grants both to existing and new sales and marketing personnel from acquired companies.

General and administrative expenses.  General and administrative expenses for the nine months ended September 30, 2007 were $44.4 million, or 33.0% of total revenue, an increase of $1.8 million, or 4.2%, from general and administrative expenses of $42.6 million, or 39.0% of total revenue, for the nine months ended September 30, 2006. The nine months ended September 30, 2007 includes $5.4 million of general and administrative expenses attributable to acquisitions made subsequent to the prior period, and $0.8 million in higher share-based compensation associated with new equity grants both to existing and new general and administrative personnel from acquired companies. Excluding the effect of the acquisitions and share-based compensation, general and administrative expenses decreased by $4.4 million from the prior period. The decrease is primarily the result of litigation costs of $5.1 million incurred during the nine months ended September 30, 2006, partially offset by increased employee compensation from new and existing personnel.

Depreciation.  Depreciation expense for the nine months ended September 30, 2007 was $5.3 million, or 3.9% of total revenue, an increase of $1.8 million, or 51.2%, from depreciation of $3.5 million, or 3.2% of total revenue, for the nine months ended September 30, 2006. This increase primarily resulted from increased capital expenditures for computer software developed for internal use and hardware related to personnel growth, and the build-out of additional leased facilities.

Amortization of intangibles.  Amortization of intangibles for the nine months ended September 30, 2007 was $10.9 million, or 8.1% of total revenue, an increase of $2.2 million, or 24.7%, from amortization of intangibles of $8.8 million, or 8.0% of total revenue, for the nine months ended September 30, 2006. This increase primarily resulted from the amortization of certain identified intangible assets acquired from the XactiMed, MD-X and D&I acquisitions.

Impairment of property & equipment and intangibles.  The impairment of property & equipment and intangibles for the nine months ended September 30, 2007 was $1.2 million, or 0.9% of total revenue, a decrease of $3.3 million, or 73.6%, from impairment of property & equipment and intangibles of $4.5 million, or 4.1% of total revenue, for the nine months ended September 30, 2006. The decrease is due to a $1.2 million IPR&D write off in connection with the XactiMed acquisition in 2007 versus a $4.0 million IPR&D write off in connection with the Avega acquisition in 2006 and $0.5 million of software impairment.

Segment Operating Expenses

Revenue Cycle Management expenses.  Revenue Cycle Management expenses for the nine months ended September 30, 2007 were $51.1 million, an increase of $10.0 million, or 24.3%, from $41.1 million for the nine months ended September 30, 2006. This increase was the result of a $2.8 million decrease in IPR&D charges and $12.8 million increase in operating expenses period over period. The $12.8 million increase in operating expenses includes $13.7 million of expenses attributable to the XactiMed and MD-X acquisitions from the date of acquisition. The expenses associated with acquired operations are partially offset by a $0.9 million decrease in other operating expenses, primarily due to the development of new software products in 2007 that required internal development costs to be capitalized, including the planned release of our fourth version of ADS (see Product development expenses explanation in the previous section).

Spend Management expenses.  Spend Management expenses for the nine months ended September 30, 2007 were $49.8 million, an increase of $4.8 million, or 10.7%, from $44.9 million for the nine months ended September 30, 2006. The increase is generally higher than the 8.8% Spend Management revenue growth over the same period due to increased cost of delivering services to new and renewing customers in our Spend Management segment. In addition, we have a large number of renewing Spend Management customer contracts in future periods which, upon renewal, may result in higher service delivery costs. This increase includes a $1.9 million increase resulting from the acquisition of D&I, a $2.1 million increase in employee compensation resulting from personnel growth and incentive compensation, $0.6 million in higher share-based compensation from new equity awards and a $0.7 million increase in the cost of our annual vendor and customer meeting. Impairment charges of $0.5 million during the nine months ended September 30, 2006 partially offset the Spend Management operating expense growth in the current period.

Corporate expenses.  Corporate expenses for the nine months ended September 30, 2007 were $11.1 million, a decrease of $3.5 million, or 24.0%, from $14.6 million for the nine months ended September 30, 2006, mainly resulting from the $5.1 million reduction in litigation costs from the prior period, partially offset by increased employee compensation from new personnel and $0.8 million in higher share-based compensation from new equity awards. We anticipate an increase in corporate expenses beginning in the fourth quarter of 2007 resulting from this offering and increased general and administrative corporate expenses related to being a public company.

Non-operating Expenses

Interest expense.  Interest expense for the nine months ended September 30, 2007 was $14.2 million, an increase of $6.8 million, or 92.2%, from interest expense of $7.4 million for the nine months ended September 30, 2006. The increase primarily related to increased indebtedness resulting from the 2006 Refinancing and the 2007 Financing.

Other income (expense).  Other income for the nine months ended September 30, 2007 was $2.1 million, comprised principally of $1.7 million in interest income. Other expense for the nine months ended September 30, 2006 was $2.8 million, primarily consisting of a legal settlement paid during this period, offset by rental income and interest income.

Income tax expense (benefit).  Income tax expense for the nine months ended September 30, 2007 was $4.2 million, an increase of $12.6 million from an income tax benefit of $8.4 million for the nine months ended September 30, 2006. The income tax benefit recorded during the nine months ended September 30, 2006 primarily related to the reversal of a deferred tax valuation allowance upon the acceptance by the Internal Revenue Service of a change in tax accounting method for revenue recognition and, to a lesser extent, the benefit resulting from our 2006 federal and state net operating losses. See Note 11 of our consolidated financial statements for further discussion.

Comparison of the Years Ended December 31, 2005 and 2006

	Year Ended December 31,
	2005		2006
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(In thousands)

Net revenue:
Revenue Cycle Management	$20,650	20.9%	$48,834	33.4%	$28,184	136.5%
Spend Management
Administrative fees	106,963	108.4	125,202	85.6	18,239	17.1
Revenue share obligation	(38,794)	(39.3)	(39,424)	(27.0)	(630)	1.6
Other service fees	9,821	10.0	11,623	7.9	1,802	18.3

Total Spend Management	77,990	79.1	97,401	66.6	19,411	24.9

Total net revenue	$98,640	100.0%	$146,235	100.0%	$47,595	48.3%

Total net revenue.  Consolidated net revenue for the year ended December 31, 2006 was $146.2 million, an increase of $47.6 million, or 48.3%, from revenue of $98.6 million for the year ended December 31, 2005. The increase in total net revenue was comprised of a $28.2 million increase in Revenue Cycle Management revenue and a $19.4 million increase in Spend Management revenue.

Revenue Cycle Management revenue.  Revenue Cycle Management revenue for the year ended December 31, 2006 was $48.8 million, an increase of $28.2 million, or 136.5%, over revenue of $20.6 million for the year ended December 31, 2005. The increase was primarily the result of the following:

•	Acquisitions. $22.9 million of the increase resulted from the acquisitions of Avega, which contributed $21.5 million, and Med-Data, Inc., or Med-Data, which contributed $1.4 million.

•	Sales of additional products and services. $5.3 million of the increase primarily represents additional software-related subscription agreements to new and existing customers. The principle trends underlying this growth include increased market acceptance of our charge capture subscription service, our chargemaster management subscription service, and, to a lesser extent, our CrossWalk subscription service introduced in 2005. In addition, we were awarded a large, one-time strategic pricing consulting contract from a new customer in late 2006 which contributed $2.0 million in 2006 revenue. Partially offsetting this growth, we completed a large chargemaster standardization consulting project in 2005 which did not reoccur in 2006, resulting in a $0.8 million period-over-period reduction of revenue.

Spend Management net revenue.  Spend Management net revenue for the year ended December 31, 2006 was $97.4 million, an increase of $19.4 million, or 24.9%, from revenue of $78.0 million for the year ended December 31, 2005. The increase was primarily the result of growth in administrative fees of $18.2 million, or 17.1%, and a $1.8 million, or 18.3%, increase in other service fees, partially offset by a $0.6 million increase in revenue share obligations.

•	Administrative fees. Administrative fee revenue increased by $16.1 million primarily as a result of increases in the volume of purchases from both existing and new health system customers under our group purchases organization contracts with manufacturer vendors. Our total average administrative fee ratio remained generally consistent from the prior period. The addition of health system customers was primarily the result of increased sales and marketing efforts implemented in 2004. The increase in administrative fee revenue was positively impacted by a net $2.1 million increase in contingent revenue recognized upon customer confirmation that performance targets have been achieved.

•	Revenue share obligation. The ratio of revenue share obligation to administrative fees for the year ended December 31, 2006 was 31.5% versus 36.3% for the year ended December 31, 2005. The decrease in our revenue share obligation ratio was primarily the result of the acquisition of Shared Services Healthcare, Inc., or SSH. Prior to the acquisition, SSH customers utilized our group purchasing organization vendor contracts for their purchasing. Contractually, we received the administrative fees from related purchases and remitted a revenue share obligation payment to SSH. This revenue share obligation ceased upon the acquisition. The revenue share obligation in 2006 would have been approximately $5.8 million higher if we had not acquired SSH. Excluding the impact of the SSH acquisition, our revenue share obligation ratio remained consistent period over period. To the extent we are awarded large group purchasing customer contracts in future periods, we anticipate the ratio of our revenue share obligation to administrative fees will increase.

•	Other service fees. The $1.8 million of growth in other service fees primarily resulted from new consulting engagements and new subscription agreements for ASP-based spend analytic solutions with existing customers.

	Year Ended December 31,
	2005		2006		Change
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
	(In thousands)

Operating expenses:
Cost of revenue	$7,491	7.6%	$15,601	10.7%	$8,110	108.3%
Product development expenses	3,078	3.1	7,163	4.9	4,085	132.7
Selling and marketing expenses	23,740	24.1	32,205	22.0	8,465	35.7
General and administrative expenses	39,146	39.7	55,363	37.9	16,217	41.4
Depreciation	3,257	3.3	4,822	3.3	1,565	48.1
Amortization of intangibles	7,780	7.9	11,738	8.0	3,958	50.9
Impairment of property & equipment and intangibles	368	0.4	4,522	3.1	4,154	1128.8

Total operating expenses	84,860	86.0	131,414	89.9	46,554	54.9
Operating expenses by segment:
Revenue Cycle Management	20,980	21.3	53,452	36.6	32,472	154.8
Spend Management	48,758	49.4	59,745	40.9	10,987	22.5

Total segment operating expenses	69,738	70.7	113,197	77.4	43,459	62.7
Corporate expenses	15,122	15.3	18,217	12.5	3,095	20.5

Total operating expenses	$84,860	86.0%	$131,414	89.9%	$46,554	54.9%

Total Operating Expenses

Cost of revenue.  Cost of revenue for the year ended December 31, 2006 was $15.6 million, or 10.7% of total revenue, an increase of $8.1 million, or 108.3%, from cost of revenue of $7.5 million, or 7.6% of total revenue, for the year ended December 31, 2005. This increase is partially attributable to $4.1 million of cost of revenue resulting from the Avega and Med-Data acquisitions. Further, $3.2 million, or 39.5%, of the increase resulted from increased direct labor costs, including salaries and benefits, incurred to generate our increasing technology and consulting service revenue, and $0.8 million in additional share-based compensation expense from the adoption of SFAS No. 123(R).

Product development expenses.  Product development expenses for the year ended December 31, 2006 were $7.2 million, or 4.9% of total revenue, an increase of $4.1 million, or 132.7%, from product development expenses of $3.1 million, or 3.1% of total revenue, for the year ended December 31, 2005. This increase is primarily attributable to $3.1 million of product development expenses acquired from Avega and $0.5 million in additional share-based compensation expense from the adoption of SFAS No. 123(R).

Selling and marketing expenses  Selling and marketing expenses for the year ended December 31, 2006 were $32.2 million, or 22.0% of total revenue, an increase of $8.5 million, or 35.7%, from selling and marketing expenses of $23.7 million, or 24.1% of total revenue, for the year ended December 31, 2005. This increase is primarily attributable to $3.7 million in additional salaries and benefits associated with the Avega, SSH, and Med-Data acquisitions as well as increases in personnel and compensation from the growth of our other sales and marketing initiatives. During the year ended December 31, 2006, we also incurred $0.9 million in expenses related to an acquisition that did not occur, $0.9 million in higher expenses incurred for our annual customer and vendor meeting, and $0.6 million in additional share-based compensation expense from the adoption of SFAS No. 123(R).

General and administrative expenses.  General and administrative expenses for the year ended December 31, 2006 were $55.4 million, or 37.9% of total revenue, an increase of $16.2 million, or 41.4%, from general and administrative expenses of $39.1 million, or 39.7% of total revenue, for the year ended December 31, 2005. This increase is primarily the result of the Avega, SSH and Med-Data acquisitions, including $12.4 million in increased salaries and benefits, and $1.1 million in share-based compensation expense from the adoption of SFAS No. 123(R).

Depreciation.  Depreciation expense for the year ended December 31, 2006 was $4.8 million, or 3.3% of total revenue, an increase of $1.6 million, or 48.1%, from depreciation of $3.3 million, or 3.3% of total revenue, for the year ended December 31, 2005. This increase primarily resulted from the depreciation of assets acquired in the Avega and Med-Data acquisitions.

Amortization of intangibles.  Amortization of intangibles for the year ended December 31, 2006 was $11.7 million, or 8.0% of total revenue, an increase of $4.0 million, or 50.9%, from amortization of intangibles of $7.8 million, or 7.9% of total revenue, for the year ended December 31, 2005. This increase primarily resulted from the amortization of the identified intangible assets acquired from the Avega and SSH acquisitions.

Impairment of property & equipment and intangibles.  Impairment of property & equipment and intangibles for the year ended December 31, 2006 was $4.5 million, or 3.1% of total revenue, an increase of $4.1 million, or 1,128.8%, from impairment of property & equipment and intangibles of $0.4 million, or 0.4% of total revenue, for the year ended December 31, 2005. This increase primarily resulted from the $4.0 million IPR&D write-off incurred in connection with the Avega acquisition.

Segment Operating Expenses

Revenue Cycle Management expenses.  Revenue Cycle Management expenses for the year ended December 31, 2006 were $53.5 million, or 36.6% of total revenue, an increase of $32.5 million, or 154.8%, from Revenue Cycle Management expenses of $21.0 million, or 21.3% of total revenue, for the year ended December 31, 2005. This increase primarily resulted from $28.0 million of incremental expense from the Avega and Med-Data acquisitions. Excluding acquisition growth, Revenue Cycle Management operating expenses increased $3.2 million, or 15.2%, from the year ended December 31, 2005. This increase is due to our growth in personnel and non-capitalized infrastructure required to sustain our growth in revenues. Further, we experienced a $1.3 million increase of share-based compensation expense due to the adoption of SFAS No. 123(R).

Spend Management expenses.  Spend Management expenses for the year ended December 31, 2006 were $59.7 million, or 40.9% of total revenue, an increase of $11.0 million, or 22.5%, from Spend Management expenses of $48.8 million, or 49.4% of total revenue, for the year ended December 31, 2005. This increase is generally consistent with the 24.9% growth in Spend Management revenue over the same period. This increase includes a $6.8 million increase in employment compensation, resulting from personnel growth, merit increases, incentive compensation, and acquisitions, $1.3 million of share-based compensation expense due to the adoption of SFAS No. 123(R), and a $1.0 million increase in costs for trade show meetings and conferences (including our annual vendor and customer meeting).

Corporate expenses.  Corporate expenses for the year ended December 31, 2006 were $18.2 million, or 12.5% of total revenue, an increase of $3.1 million, or 20.5%, from corporate expenses of $15.1 million, or 15.3% of total revenue, for the year ended December 31, 2005. This increase includes a $2.3 million increase in employee compensation, resulting from corporate personnel growth, merit increases and increases in incentive compensation, and $0.4 million of share-based compensation expense due to the adoption of SFAS No. 123(R).

Non-operating Expenses

Interest expense.  Interest expense for the year ended December 31, 2006 was $10.9 million, an increase of $3.9 million, or 56.0%, from interest expense of $7.0 million for the year ended December 31, 2005. The increase primarily relates to incremental interest expense from a $25.0 million supplemental term loan borrowed in February 2006 and the incremental indebtedness incurred in the 2006 Refinancing.

Other income (expense).  Other expense for the year ended December 31, 2006 was $3.9 million, an increase of $3.1 million from other expense of $0.8 million for the year ended December 31, 2005, primarily due to a legal settlement paid during this period, partially offset by an increase in interest income.

Income tax expense (benefit).  Income tax benefit for the year ended December 31, 2006 was $8.9 million, a decrease of $1.6 million, or 15.2%, from income tax benefit of $10.5 million for the year ended December 31, 2005. The income tax benefit recorded during 2006 primarily relates to the reversal of a deferred tax valuation allowance upon the acceptance by the Internal Revenue Service of a change in tax accounting method and, to a lesser extent, the benefit resulting from our 2006 federal and state net operating losses. The income tax benefit recorded in 2005 primarily relates to the reversal of the valuation allowance on federal net operating losses upon our determination that future taxable income would be sufficient to utilize all federal net operating loss carryforwards. See Note 11 of our consolidated financial statements for further discussion.

Comparison of the Years Ended December 31, 2004 and 2005

	Year Ended December 31,
	2004		2005
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(In thousands)

Net revenue:
Revenue Cycle Management	$13,844	18.4%	$20,650	20.9%	$6,806	49.2%
Spend Management
Administrative fees	80,928	107.3	106,963	108.4	26,035	32.2
Revenue share obligation	(27,810)	(36.9)	(38,794)	(39.3)	(10,984)	39.5
Other service fees	8,427	11.2	9,821	10.0	1,394	16.5

Total Spend Management	61,545	81.6	77,990	79.1	16,445	26.7

Total net revenue	$75,389	100.0%	$98,640	100.0%	$23,251	30.8%

Total net revenue.  Total net revenue for the year ended December 31, 2005 was $98.6 million, an increase of $23.2 million, or 30.8%, from revenue of $75.4 million for year ended December 31, 2004. The increase in total net revenue was comprised of a $6.8 million increase in Revenue Cycle Management revenue and a $16.4 million increase in Spend Management net revenue.

Revenue Cycle Management revenue.  Revenue Cycle Management revenue for the year ended December 31, 2005 was $20.7 million, an increase of $6.8 million, or 49.2%, over revenue of $13.8 million for the year ended December 31, 2004. The revenue increase was primarily the result of the following:

•	Sales of additional products and services. $5.6 million of the increase represents additional software-related consulting fees and subscription fees from new and existing customers. The principle trends underlying this growth include increased market acceptance of our charge capture subscription service, chargemaster management subscription service, and strategic pricing subscription services.

•	Med-Data acquisition. $1.2 million of the increase resulted from the acquisition of Med-Data, which we acquired on July 18, 2005.

Spend Management net revenue.  Spend Management net revenue for the year ended December 31, 2005 was $78.0 million, an increase of $16.5 million, or 26.7%, from revenue of $61.5 million for the year ended December 31, 2004. The revenue increase was primarily the result of an increase in administrative fees of $26.0 million, or 32.2%, partially offset by an $11.0 million increase in revenue share obligations, and an increase in other service fees of $1.4 million.

•	Administrative fees. Administrative fee revenue increased by $27.8 million primarily as a result of increases in the volume of purchases by existing and new health system customers under our group purchasing organization contracts with manufacturer vendors. The addition of our new health system customers was primarily the result of increased sales and marketing efforts implemented in 2004. In addition, we realized significant administrative fee growth in 2005 as a result of the creation of a dedicated implementation team in 2004, which enabled accelerated implementation of new group purchasing customers, increased vendor contract compliance and accelerated reporting for customer purchases. Our average administrative fee ratio remained generally consistent from the prior period. The increase in administrative fee revenue was offset by a net $1.8 million decrease in contingent revenue recognized upon customer confirmation that performance targets have been achieved.

•	Revenue share obligation. The ratio of revenue share obligation to administrative fees for the year ended December 31, 2005 was 36.3% versus 34.4% for the year ended December 31, 2004. Changes to our revenue share ratio were primarily the result of changes in customer revenue mix to larger customers during the period. Larger customers who commit to higher levels of purchasing volume through our contracts typically receive higher revenue share obligation percentages. To the extent we continue to be awarded large group purchasing customer contracts, we anticipate the ratio of our revenue share obligation to administrative fees will increase in future periods.

•	Other service fees. The growth in other service fees primarily resulted from new consulting engagements and new subscription agreements for ASP-based spend analytic solutions to existing Spend Management customers.

	Year Ended December 31,
	2004		2005
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(In thousands)

Operating expenses:
Cost of revenue	$4,881	6.5%	$7,491	7.6%	$2,610	53.5%
Product development expenses	2,864	3.8	3,078	3.1	214	7.5
Selling and marketing expenses	16,798	22.3	23,740	24.1	6,942	41.3
General and administrative expenses	26,758	35.5	39,146	39.7	12,388	46.3
Depreciation	1,797	2.4	3,257	3.3	1,460	81.2
Amortization of intangibles	8,374	11.1	7,780	7.9	(594)	(7.1)
Impairment of property & equipment and intangibles	743	1.0	368	0.4	(375)	(50.5)

Total operating expenses	62,215	82.5	84,860	86.0	22,645	36.4
Operating expenses by segment:
Revenue Cycle Management	16,493	21.9	20,980	21.3	4,487	27.2
Spend Management	38,715	51.4	48,758	49.4	10,043	25.9

Total segment operating expenses	55,208	73.2	69,738	70.7	14,530	26.3
Corporate expenses	7,007	9.3	15,122	15.3	8,115	115.8

Total operating expenses	$62,215	82.5%	$84,860	86.0%	$22,645	36.4%

Total Operating Expenses

Cost of revenue.  Cost of revenue for the year ended December 31, 2005 was $7.5 million, or 7.6% of total revenue, an increase of $2.6 million, or 53.5%, from cost of revenue of $4.9 million, or 6.5% of total revenue, for the year ended December 31, 2004. This increase is principally the result of increases in direct labor costs, including salaries and benefits, incurred to generate our increasing Revenue Cycle Management revenue.

Product development expenses.  Product development expenses for the year ended December 31, 2005 were $3.1 million, or 3.1% of total revenue, an increase of $0.2 million, or 7.5%, from product development expenses of $2.9 million, or 3.8% of total revenue, for the year ended December 31, 2004. The minimal increase is due to increased capitalization of software development costs in 2005, including costs to develop our Revenue Cycle Management CrossWalk subscription product that was released in 2005.

Selling and marketing expenses.  Selling and marketing expenses for the year ended December 31, 2005 were $23.7 million, or 24.1% of total revenue, an increase of $6.9 million, or 41.3%, from selling and marketing expenses of $16.8 million, or 22.3% of total revenue, for the year ended December 31, 2004. Additional salaries and benefits from personnel growth and incentive compensation required for the expansion of our sales and marketing initiatives contributed $4.1 million to the increase in selling and marketing expenses from 2004 to 2005. Spending for trade shows, company-sponsored events and certain charitable contributions were primary contributors to the remainder of year-over-year growth.

General and administrative expenses.  General and administrative expenses for the year ended December 31, 2005 were $39.1 million, or 39.7% of total revenue, an increase of $12.4 million, or 46.3%, from general and administrative expenses of $26.7 million, or 35.5% of total revenue, for the year ended December 31, 2004. Salaries, benefits and higher incentive compensation associated with increased personnel from growing operations and the acquisition of Med-Data, contributed $7.0 million to this increase. Higher litigation expenses in 2005 also contributed $5.1 million to this increase, partially offset by $0.8 million of lower refinancing charges.

Depreciation.  Depreciation expense for the year ended December 31, 2005 was $3.3 million, or 3.3% of total revenue, an increase of $1.5 million, or 81.2%, from depreciation of $1.8 million, or 2.4% of total revenue, for the year ended December 31, 2004. This growth is consistent with our increase in capital expenditures from 2004 to 2005 as well as developed software that was placed in service during the period.

Amortization of intangibles.  Amortization of intangibles for the year ended December 31, 2005 was $7.8 million, or 7.9% of total revenue, a decrease of $0.6 million, or 7.1%, from amortization of intangibles of $8.4 million, or 11.1% of total revenue, for the year ended December 31, 2004. The decrease was principally due to the decreasing trend of our customer base amortization from prior acquisitions, which we amortize on an accelerated basis while other definite-lived intangibles are amortized on a straight-line basis.

Impairment of property & equipment and intangibles.  Impairment of property & equipment and intangibles for the year ended December 31, 2005 was $0.4 million, or 0.4% of total revenue, a decrease of $0.4 million, or 50.5%, from impairment of property & equipment and intangibles of $0.8 million, or 1.0% of total revenue, for the year ended December 31, 2004. This decrease primarily resulted from a $0.7 million tradename write-off incurred at the Spend Management segment in 2004, compared to a $0.4 million software impairment charge at same segment in 2005.

Segment Operating Expenses

Revenue Cycle Management expenses.  Revenue Cycle Management expenses for the year ended December 31, 2005 were $21.0 million, or 21.3% of total revenue, an increase of $4.5 million, or 27.2%, from Revenue Cycle Management expenses of $16.5 million, or 21.9% of total expenses, for the year ended December 31, 2004. Of this increase, $3.1 million was due to growth in personnel and non-capitalized infrastructure required to sustain our growth in revenues, and $1.4 million was the result of the acquisition of Med-Data.

Spend Management expenses.  Spend Management expenses for the year ended December 31, 2005 were $48.8 million, or 49.4% of total revenue, an increase of $10.0 million, or 25.9%, from Spend Management expenses of $38.7 million, or 51.4% of total expenses, for the year ended December 31, 2004. The increase is consistent with our 26.7% Spend Management revenue growth over the same period. This increase primarily resulted from a $6.9 million increase in employee compensation, resulting from personnel growth, merit increases, and increases in incentive compensation, and an impairment of property & equipment and intangibles increase of $0.4 million. Spending for trade shows, company-sponsored events and certain charitable contributions also contributed to year-over-year growth.

Corporate expenses.  Corporate expenses for the year ended December 31, 2005 were $15.1 million, or 15.3% of total revenue, an increase of $8.1 million, or 115.8%, from corporate expenses of $7.0 million, or 9.3% of total revenue, for the year ended December 31, 2005. The significant contributors include higher litigation cost of $5.1 million, offset by lower refinancing charges of $0.8 million. Excluding these expenses, corporate operating expenses increased as the result of increased personnel and shared overhead expenses required to support infrastructure growth.

Non-operating Expenses

Interest expense.  Interest expense for the year ended December 31, 2005 was $7.0 million, a decrease of $0.9 million, or 11.4%, from interest expense of $7.9 million for the year ended December 31, 2004. The decrease was primarily due to a reduction in applicable interest rates from 2004 to 2005 as a result of a July 2005 refinancing of our credit facilities.

Other income (expense).  Other expense for the year ended December 31, 2005 was $0.8 million, a decrease of $1.3 million from other expense of $2.1 million for the year ended December 31, 2004. The decrease was primarily due to a $0.8 million reduction in debt issuance cost extinguishment charges and an increase of interest income of $0.5 million.

Income tax expense (benefit).  Income tax benefit for the year ended December 31, 2005 was $10.5 million, an increase of $11.4 million from income tax expense of $0.9 million for the year ended December 31, 2004. The income tax benefit recorded in 2005 primarily relates to the reversal of the valuation allowance on federal net operating losses upon our determination that future taxable income would be sufficient to utilize all federal net operating loss carryforwards. The income tax expense recorded in 2004 primarily relates to federal and state current income tax and deferred taxes on the tax amortization of certain indefinite-lived intangible assets. See Note 11 of our consolidated financial statements for further discussion.

Loss from discontinued operations.  Loss from discontinued operations for the year ended December 31, 2004 was a net $0.2 million. We disposed of the remaining assets of the discontinued business in December 2004.

Critical Accounting Policy Disclosure

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and other assumptions that we find reasonable under the circumstances. Actual results may differ from such estimates under different conditions.

Management believes that the following accounting judgments and uncertainties are the most critical to aid in fully understanding and evaluating our reported financial results, as they require management’s most difficult, subjective or complex judgments. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition

Our net revenue consists primarily of (a) administrative fees and (b) other service fee revenue that is comprised of (i) consulting revenues, (ii) subscription implementation and fees from hosting arrangements, (iii) transaction fees and (iv) software-related fees.

In accordance with Staff Accounting Bulletin No. 104 Revenue Recognition, we recognize revenue when (a) there is a persuasive evidence of an arrangement, (b) the fee is fixed or determinable, (c) services have been rendered and payment has been contractually earned, and (d) collectibility is reasonably assured.

Subscription and Implementation Fees

We apply the revenue recognition guidance prescribed in EITF 00-03, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, for our hosted solutions. We provide subscription-based revenue cycle and spend management services through software tools accessed by our customers while the data is hosted and maintained on our servers. In many arrangements, customers are charged set-up fees for implementation and monthly subscription fees for access to these web-based hosted services. Implementation fees are typically billed at the beginning of the arrangement and recognized as revenue over the greater of the subscription period or the estimated customer relationship period. We estimate the customer relationship period based on historical customer retention rates. We currently estimate our customer relationship period to be between four and five years for our hosted services. Revenue from monthly hosting arrangements is recognized on a subscription basis over the period in which the customer uses the service. Contract subscription periods typically range from three to five years from execution.

Our estimated customer relationship period may change due to the changing attrition rates of our customers. We recently increased our estimate of the customer relationship period for our Net Revenue System service customers from three to four years. This change in estimate defers revenue over a longer period.

Software Related Fees

We license certain revenue cycle decision support software products. Software revenues are derived from three primary sources: (i) software licenses, (ii) software support, and (iii) services, which include consulting, product services and training programs. We recognize revenue for our software arrangements under the guidance of Statement of Position 97-2, Software Revenue Recognition.

We evaluate vendor-specific objective evidence, or VSOE, of fair value based on the price charged when the same element is sold separately. In many of our multi-element software arrangements we are unable to establish VSOE for certain of our deliverables. The majority of our software licenses are for a term of one year which results in undeterminable VSOE.

In arrangements where VSOE can not be determined for the separate elements of the arrangement, the entire arrangement fees are recognized ratably over the period in which the services are expected to be performed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

As a result, we are required to make assumptions regarding the implementation period of each particular arrangement in order to determine the appropriate period to recognize revenue. We evaluate the expected implementation period in which services are expected to be performed based on historical trends and current customer specific criteria. Our actual implementation periods may differ from our estimates. In the event we have to adjust our estimate, we would record a cumulative adjustment in the period in which the estimate is changed.

Goodwill and Intangible Assets

We evaluate goodwill and other intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill or other intangible assets may not be recoverable. We complete our impairment evaluation by performing valuation analyses, in accordance with SFAS 142, Goodwill and Other Intangible Assets.

We determine fair value using an estimated discounted cash flow analysis. This analysis contains uncertainties because it requires us to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies to determine estimated future cash flows and an appropriate discount rate. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

Our estimates of future cash flow used in these valuations could differ from actual results. If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material. We impaired the goodwill for one operating unit (a discontinued business) in 2004.

Acquisitions — Purchase Price Allocation

In accordance with accounting for business combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

Our purchase price allocation methodology requires us to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. We estimate the fair value of assets and liabilities based upon appraised market values, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Management determines the fair value of fixed assets and identifiable intangible assets such as developed technology or customer relationships, and any other significant assets or liabilities. We adjust the purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies, and result in an impairment or a new allocation of purchase price.

Allowance for Doubtful Accounts

In evaluating the collectibility of our accounts receivable, we assess a number of factors, including a specific client’s ability to meet its financial obligations to us, as well as general factors such as the length of time the receivables are past due and historical collection experience. Based on these assessments, we record a reserve for specific account balances as well as a general reserve based on our historical experience for bad debt to reduce the related receivables to the amount we expect to collect from clients. If circumstances related to specific clients change, or economic conditions deteriorate such that our past collection experience is no longer relevant, our estimate of the recoverability of our accounts receivable could be further reduced from the levels provided for in the consolidated financial statements.

We have not made any material changes in the accounting methodology used to estimate the allowance for doubtful accounts. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine the allowance. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses.

Income Taxes

We regularly review our deferred tax assets for recoverability and establish a valuation allowance, as needed, based upon historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. Our tax valuation allowance requires us to make assumptions and apply judgment regarding the forecasted amount and timing of future taxable income.

We estimate the company’s effective tax rate based upon the known rates and estimated apportionment. This rate is determined based upon location of company personnel, location of company assets and determination of sales on a jurisdictional basis.

Beginning January 1, 2006, we recognize excess tax benefits associated with the exercise of stock options directly to stockholders’ equity when realized. Accordingly, deferred tax assets are not recognized for the portion of excess tax benefits not realized. When assessing whether a tax benefit relating to share-based compensation has been realized, we follow the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes. If tax law does not specify the ordering in a particular circumstance, then a pro-rata approach is used.

Effective January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation, or FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date.

Upon adoption of FIN No. 48, our policy is to include interest and penalties in our provision for income taxes. The tax years 1999 through 2006 remain open to examination by federal and certain state taxing jurisdictions to which we are subject.

Share-Based Compensation

We have a share-based compensation plan, which includes non-qualified stock options and non-vested share awards. See Note 1, Summary of Significant Accounting Policies, and Note 10, Stock Options, to the Notes to Consolidated Financial Statements for a complete discussion of our share-based compensation programs.

Effective January 1, 2006, we adopted SFAS No. 123(R). Effective January 1, 2006, we use the fair value method to apply the provisions of SFAS No. 123(R) with a prospective application which provides for certain changes to the method for estimating the value of share-based compensation. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Under the prospective application method, prior periods are not revised for comparative purposes.

Prior to January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of our common stock and the option exercise price multiplied by the number of options granted. Generally, we grant stock options with exercise prices equal to or above the estimated fair value of our common stock.

Valuing the share price of a privately held company is complex. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, in assessing and determining the fair value of our common stock for financial reporting purposes.

The fair value of our common stock is determined through periodic valuations. We have performed valuations of our common stock at least annually since 2004 and more frequently as changes in business events dictate; for example, an acquisition or change in capital structure.

Our stock valuations use a weighted combination of the market-comparable approach and the income approach to estimate the aggregate enterprise value of our company at each valuation date. The market-comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with these valuations were based on our expected operating performance over the forecast period.

The implied aggregate enterprise value is then allocated to the shares of preferred and common stock using an option-pricing method at each valuation date. The models incorporate the following additional significant factors and assumptions:

•	the nature and history of our business;

•	our historical operating and financial results;

•	our current and expected capital structure;

•	general market data that may affect the valuation;

•	our financial and operating projections including revenues, operating margins (e.g. earnings before interest and taxes), cash flows, working capital investments and capital expenditures;

•	identification of publicly traded companies considered to be market comparable companies (including the use of their related EBITDA multiples);

•	the relative weighting of the income and market approaches in determining our business enterprise value;

•	the likelihood and timing of a liquidity event such as an initial public offering or the sale of the Company;

•	accrued liquidation preferences for preferred stock;

•	the specific terms and conditions of each class of security in our capital structure; and

•	estimation of the appropriate cost of capital as of each valuation date.

There is a high degree of subjectivity involved when using option-pricing models and there is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates resulting from these valuation models, nor is there a means to compare and adjust the estimates to actual values. The resulting value may not be indicative of the fair value observed in a market transaction between a willing buyer and willing seller. However, we believe this to have been a reasonable approach to estimating the fair value of our stock for those periods along with our analyses of comparable companies in our industry. Determining the fair value of our stock requires making complex and subjective judgments and there is inherent uncertainty in our estimate of fair value.

This method also involves making assumptions regarding estimates of the volatility of our equity securities. Beginning with our December 31, 2005 valuation, we discontinued the use of discounts related to marketability or minority interest ownership, based on assumptions regarding the anticipated timing of a potential liquidity event, such as an IPO or sale.

The following table presents the grant dates and related exercise prices of common stock options and shares of restricted stock granted to employees for the six months ended December 31, 2006 and the nine months ended September 30, 2007:

	Number of Options	Weighted
	and Shares of	Average
	Restricted	Exercise
Grants Made During Quarter Ended	Stock Granted	Price

September 30, 2006	614,000	$9.68
December 31, 2006	220,000	9.68
March 31, 2007	—	—
June 30, 2007	658,000	10.44
September 30, 2007	1,726,400	9.29

The exercise price of all stock options described above was equal to the estimated fair value of our common stock on the date of grant, and therefore the intrinsic value of each option grant was zero.

We made grants of our options during July 2006, September 2006, October 2006, May 2007 and September 2007. The exercise price of the stock options granted in July 2006 was based on a contemporaneous valuation of our common stock performed as of June 30, 2006. This valuation estimated our business enterprise value based on the income approach (50%) and the market approach (50%) and utilized the option-pricing method to value our common stock. The exercise price of the stock options granted during September and October 2006 was also based on the valuation performed as of June 30, 2006. We had no significant or material changes in our business operations from the period June 30, 2006 through the time of the option grants made during October 2006. Therefore, we believe that the valuation performed as of June 30, 2006 represents a reasonable estimate of the fair value of our common stock as of the option grant dates during September and October 2006. The exercise price of the stock options granted during May 2007 was based on a contemporaneous valuation of our common stock performed as of May 21, 2007. This valuation estimated our business enterprise value based on the income approach (50%) and the market approach (50%) and utilized the option-pricing method to value our common stock. The exercise price of the stock options granted during September 2007 was based on a valuation performed as of July 27, 2007. This valuation estimated our business enterprise value based on a weighting of the income approach (33%) and two variations of the market approach (67%) and utilized the option-pricing method to value our common stock. Our July 27, 2007 valuation indicated a value of $9.29 ($7.43 prior to the reverse stock split) per share of common stock applicable to the time period subsequent to the August 30, 2007 Dividend. The common stock value prior to the 2007 Dividend was derived using the $9.29 valuation plus the dividend dollars per share paid to shareholders on August 30, 2007. Income withholding for employees exercising options during this time period prior to the 2007 Dividend were based on a value of $11.76 ($9.41 prior to the reverse stock split) per share of common stock.

We issued 1,712,076 shares of series I preferred stock in connection with our acquisition of XactiMed on May 18, 2007. The value of the preferred stock was estimated at $17.02 per share as determined by an option-pricing model valuation performed on May 21, 2007.

We issued 552,282 shares of series J preferred stock in connection with our acquisition of MD-X on July 2, 2007. We also issued 73,638 shares of series J preferred stock to a member of MD-X management. The value of the preferred stock was estimated at $17.02 per share as determined by an option-pricing model valuation performed on July 2, 2007.

Significant trends and events impacting the valuation of our common stock include the following:

The continued increase in the liquidation preference of our preferred stock from $185.7 million as of June 30, 2006 to $229.3 million as of September 30, 2007, as a result of the accrual of unpaid dividends and the issuance of series I and series J preferred stock.

We paid a special dividend to shareholders in the amount of $70.0 million on December 1, 2006, and incurred additional indebtedness to fund this dividend. These factors partially offset increases in our business enterprise value to result in a modest increase in the value of our common stock from the valuation performed as of June 30, 2006 to the valuation performed as of May 21, 2007.

We paid a special dividend to shareholders in the amount of $70.0 million on August 30, 2007. Incremental debt of $70.0 million was required to fund the dividend.

Additionally, we incurred an additional $80.0 million in debt to fund the acquisition of MD-X and to repay our revolving line of credit. The total incremental debt of $150.0 million, partially offset by the incremental projected earnings from MD-X, materially impacted the value attributable to common shareholders resulting in a lower common stock value (as compared to our May 21, 2007 valuation).

Generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our common stock. These assumptions and judgments include estimating discounted cash flows of forecasts and projections.

Upon the consummation of this offering, all outstanding shares of our preferred stock will be converted into common stock and the liquidation preference of our preferred stock will be reclassified as additional paid-in capital. The elimination of this liquidation preference results in significant incremental equity value being attributable to our common stock and is the principal reason for the increase in value of our common stock from the dates of our option grants in September 2007 ($9.29 per share) to the initial public offering price listed on the cover of this prospectus ($16.00 per share). As of September 30, 2007, the aggregate liquidation preference of our preferred stock was $7.78 per share of common stock. We believe that uncertainty concerning whether this offering would be consummated made it appropriate to continue taking this liquidation preference into account when assessing the value of our common stock at the time of the September 2007 option grants. Factors contributing to this uncertainty with respect to this offering included general market conditions, the possibility of a non-IPO liquidation event, such as a sale of the Company, and the need to obtain the approval of certain holders of preferred stock to proceed with an offering below certain specified public offering prices.

Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our common stock and stock option awards. These assumptions and judgments include estimating volatility of our stock price, expected dividend yield, future employee turnover rates and forfeiture rates, and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.

Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Estimated volatility of our stock is based on available information on the volatility of stocks of comparable publicly traded companies.

We believe it is likely that there will be a material change in the estimates or assumptions we use to determine stock-based compensation expense as a result of being a public company. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation.

Based on the initial public offering price of $16.00, the intrinsic value of the options outstanding as of September 30, 2007, was $87.0 million, of which $26.2 million related to vested options and $60.8 million related to unvested options. The grant date fair value of the options outstanding as of September 30, 2007, was $18.6 million, of which $2.9 million related to vested options and $15.7 million related to unvested options.

Liquidity and Capital Resources

Our primary cash requirements are for working capital, borrowing obligations and capital expenditures. Our capital expenditures typically consist of software capitalization and computer hardware purchases. Historically, the acquisition of complementary businesses has also been a significant use of cash. Our principal sources of funds have primarily been cash provided by operating activities and borrowings under our credit facilities.

As of September 30, 2007, we had the following sources of cash available to fund our ongoing operations:

•	cash and cash equivalents of $24.1 million; and

•	$59.0 million of available capacity under our revolving loan facility, which is discussed further below.

After taking the proceeds of this offering into account, management believes we will have adequate capital resources and liquidity to meet our working capital needs, borrowing obligations and all required capital expenditures for at least the next 12 months. However, we may pursue acquisitions or investments in complimentary businesses or technologies or cash provided by operating activities could be less than expected, in which case we may need to raise additional funds sooner than expected. In addition, we may increase our capital expenditures consistent with our anticipated growth in infrastructure and personnel, and as we expand our market presence. Accordingly, we may need to engage in private or public equity or debt financings to secure additional funds. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain required financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be limited.

Credit Agreement

We are party to a credit agreement, with Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, BNP Paribas, as Syndication Agent, CIT Healthcare LLC, as Documentation Agent, and the other lenders party thereto, or the Lenders, as amended.

The credit agreement, as amended, provides for a (i) $319.6 million term loan facility and (ii) a revolving loan facility with a $60.0 million aggregate loan commitment amount available, including a $10.0 million sub-facility for letters of credit and a $10.0 million swingline facility. We used the proceeds of the term loan to refinance existing indebtedness, to finance the acquisition of MD-X, to pay cash dividends to our stockholders and for working capital and other general corporate purposes. The revolving credit facility is available for working capital and other general corporate purposes. As of September 30, 2007, (i) $318.3 million was outstanding under the term loan facility and (ii) no amounts were outstanding under the revolving credit facility (without giving effect to $1.0 million of outstanding but undrawn letters of credit on such date).

Borrowings under the Credit Agreement bear interest, at our option, equal to the Eurodollar Rate for a Eurodollar Rate Loan (as defined in the Credit Agreement), or the Base Rate for a Base Rate Loan (as defined in the Credit Agreement), plus an applicable margin. The applicable margin for Eurodollar Rate term loans and Base Rate term loans is 2.50% and 1.50%, respectively. The applicable margin for revolving loans is adjusted quarterly based upon our Consolidated Leverage Ratio (as defined in the credit agreement). The applicable margin ranges from 1.50% to 2.50% in the case of Eurodollar Rate Loans and 0.50% to 1.50% in the case of Base Rate Loans. Under the revolving loan facility we also pay a quarterly commitment fee on the undrawn portion of the revolving loan facility ranging from 0.200% to 0.375% based on the same Consolidated Leverage ratio and a quarterly fee equal to the applicable margin for Eurodollar Rate Loans on the aggregate amount of outstanding letters of credit.

The term loan facility matures on October 23, 2013 and the revolving loan facility matures on October 23, 2011. We are required to make quarterly principal amortization payments of approximately $0.8 million on the term loan facility. No principal payments are due on the revolving loan facility until the revolving facility maturity date. We expect to repay $125 million of the amounts outstanding under the term loan facility from the proceeds of this offering. See “Use of Proceeds.”

In addition, our credit agreement contains financial and other restrictive covenants, ratios and tests that limit our ability to incur additional debt and engage in other activities. For example, our credit agreement includes covenants restricting, among other things, our ability to incur indebtedness, create liens on assets, engage in certain lines of business, engage in mergers or consolidations, dispose of assets, make investments or acquisitions, engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments. Our credit agreement also includes financial covenants including requirements that we maintain compliance with a consolidated leverage ratio and a consolidated fixed charges coverage ratio. In addition, our loans and other obligations under the credit agreement are guaranteed, subject to specified limitations, by our present and future direct and indirect domestic subsidiaries. See “Description of Certain Indebtedness.”

Subject to the satisfaction of certain conditions and the willingness of lenders to extend additional credit, the Credit Agreement provides that we may increase the amounts available under the revolving facility and/or the term loan facility by up to $50.0 million, in the aggregate. The Company intends to increase the amounts available under the revolving facility by $50.0 million and has received commitments from Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wachovia Capital Markets, LLC or their affiliates to make these additional loans, contingent upon the consummation of this offering.

Use of Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this prospectus, we define and use Adjusted EBITDA, a non-GAAP financial measure, as set forth below.

We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization, income (loss) from discontinued operations and other non-recurring, non-cash or non-operating items. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our board of directors, management and investors in comparing our operating performance on a consistent basis because they remove the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes), as well as other non-cash (impairment of intangibles, purchase accounting adjustments, share-based compensation expense and imputed rental income) and non-recurring (litigation expenses and failed acquisition charges) items, from our operations.

Our board of directors and management use Adjusted EBITDA as one of the primary measures for planning and forecasting overall expectations and for evaluating, on at least a quarterly and annual basis, actual results against such expectations. Adjusted EBITDA is also used as a performance evaluation metric in determining achievement of certain executive incentive compensation programs, as well as for incentive compensation plans for employees generally. See our discussion in the “Compensation, Discussion and Analysis” section of this prospectus for additional discussion and applicability to our named executive officers.

Adjusted EBITDA, or a similar non-GAAP measure, is also used by research analysts, investment bankers and lenders to assess our operating performance. For example, our credit agreement requires delivery of compliance reports certifying compliance with financial covenants certain of which are, in part, based on an adjusted EBITDA measurement that is similar to the Adjusted EBITDA measurement reviewed by our senior management and our board of directors. The principal difference is that the measurement of adjusted EBITDA considered by our lenders under our credit agreement allows for certain adjustments (e.g., inclusion of interest income, franchise taxes and other non-cash expenses, offset by the deduction of our capitalized lease payments for one of our office leases) that result in a higher adjusted EBITDA than the Adjusted EBITDA measure reviewed by our board of directors and management and disclosed in this prospectus. Our credit agreement also contains provisions that utilize other measures, such as excess cash flow, to measure liquidity.

Despite the importance of this measure in analyzing our business, determining compliance with certain financial covenants in our credit agreement, measuring and determining incentive compensation and evaluating our operating performance relative to our competitors, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA as disclosed in this prospectus has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP; nor is Adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of these limitations of EBITDA are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the interest expense, or the cash requirements to service interest or principal payments under our credit agreement;

•	EBITDA does not reflect income tax payments we are required to make; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA has all the inherent limitations of EBITDA.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not rely on any single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net income to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

The following table sets forth a reconciliation of Adjusted EBITDA to net income, a comparable GAAP-based measure. All of the items included in the reconciliation from net income to Adjusted EBITDA are either (i) non-cash items (e.g., depreciation and amortization, impairment of intangibles and share-based compensation expense) or (ii) items that management does not consider in assessing our on-going operating performance (e.g., income taxes and interest expense). In the case of the non-cash items, management believes that investors can better assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other non-recurring items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

	Fiscal Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
			(In thousands)	(Unaudited)
Net income	$2,084	$16,465	$8,843	$6,898	$6,422
Depreciation	1,797	3,257	4,822	3,486	5,270
Amortization of intangibles	8,374	7,780	11,738	8,769	10,933
Amortization of intangibles (included in cost of revenue)	—	47	745	510	767
Interest expense, net of interest income(1)	7,762	6,279	9,545	6,750	12,496
Income tax (benefit)	914	(10,517)	(8,860)	(8,440)	4,193
Loss from discontinued operations	191	—	—	—	—

EBITDA	21,122	23,311	26,833	$17,973	$40,081
Impairment of intangibles(2)	743	368	4,522	4,522	1,195
Share-based compensation expense(3)	200	423	3,257	1,486	2,891
Debt issuance cost extinguishment(4)	2,681	1,924	2,158	—	—
Rental income from capitalized building lease(5)	(438)	(438)	(438)	(329)	(329)
Litigation expenses(6)	602	5,698	8,629	9,050	—
Avega & XactiMed purchase accounting adjustments(7)	—	—	4,906	4,267	987
Failed acquisition charges(8)	—	—	886	886	—

Adjusted EBITDA	$24,910	$31,286	$50,753	$37,855	$44,825

(1)	Interest income is included in other income (expense) and is not netted against interest expense in our consolidated statement of operations.

(2)	Impairment of intangibles primarily relates to the write-off of in-process research and development assets of Avega and XactiMed. In 2005 and 2004, impairment of intangibles primarily relates to software and tradename impairment, respectively.

(3)	Represents non-cash share-based compensation to both employees and directors. The significant increase in 2006 is due to the adoption of SFAS No. 123(R). We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of share-based compensation expense, which varies from period to period based on the amount and timing of grants.

(4)	These charges were incurred to expense unamortized debt issuance costs upon refinancing our credit facilities. We believe this expense relating to our financing and investing activities does not relate to our continuing operating performance.

(5)	The imputed rental income recognized with respect to a capitalized building lease is deducted from net income (loss) due to its non-cash nature. We believe this income is not a useful measure of continuing operating performance. See Note 6 to our Consolidated Financial Statements for further discussion of this rental income.

(6)	These legal expenses relate to litigation that was brought against one of our subsidiaries and settled in May 2006. This litigation, and associated litigation expense, is considered by management to be non-recurring as it relates to isolated litigation outside the ordinary course of business.

(7)	These adjustments include the effect on revenue of adjusting acquired deferred revenue balances to fair value at each acquisition date. The reduction of the deferred revenue balances materially affects period-to-period financial performance comparability and revenue and earnings growth in future periods subsequent to the acquisition and is not indicative of the changes in underlying results of operations.

(8)	These charges reflect due diligence and acquisition expenses related to an acquisition that did not occur. We consider these charges to be non-recurring expenses that are not representative to underlying results of operations.

Cash Flow

As of September 30, 2007, and December 31, 2006, 2005, and 2004, we had cash and cash equivalents totaling $24.1 million, $23.5 million, $68.3 million, and $28.1 million, respectively. We also had restricted cash of $3.6 million on December 31, 2005 that was restricted pursuant to our credit agreement dated July 7, 2005.

Our cash provided by operations is generally driven by cash receipts generated by our customers offset by cash paid for the operating expenses of providing services and products to our customers. If we continue to grow our revenues while maintaining a more modest growth rate in operating expenses, we expect cash provided by operations to continue to grow from period to period.

We have not historically utilized borrowings available under our credit agreement to fund operations. From time to time, we may observe fluctuations in cash flows provided by operations from period to period due to unforeseen factors. These factors may include:

•	changes in working capital from the inconsistent timing of cash receipts and payments for items such as accounts receivable collections, accounts payable payments, revenue share obligation payments, incentive compensation, changes in deferred revenue, and other various items;

•	unforeseeable events or transactions, such as the litigation that we settled in May 2006;

•	increased expenses for major recurring items, such as revenue share obligation payments and annual bonus payments; and

•	incremental net cash flows from operations of acquired businesses.

Cash provided by operations for the nine months ended September 30, 2007 was $22.1 million, and primarily includes net income before non-cash charges, including share-based compensation expense of $2.9 million and an IPR&D impairment charge of $1.2 million from the acquisition of XactiMed. Cash provided by operations during the period was primarily driven by net sales to customers offset by cash paid for operating expenses, and reduced for revenue that did not produce cash during the period such as a $2.4 million increase in net accounts receivable and $1.4 million in recognized deferred revenue.

Cash provided by operations for the year ended December 31, 2006 was $26.1 million, a decrease of $2.5 million from cash provided by operations of $28.6 million for the year ended December 31, 2005. This decrease is principally the result of a $2.9 million increase in litigation expense in 2006 compared to 2005.

Cash provided by operations for the year ended December 31, 2005 was $28.6 million, an increase of $4.1 million from cash provided by operations of $24.5 million for the year ended December 31, 2004. This increase is primarily due to higher net income before non-cash charges in 2005 as compared to 2004, in addition to cash used in discontinued operations of approximately $1.4 million in 2004, partially offset by a $5.1 million increase in litigation expense in 2005 compared to 2004. Other factors contributing to the amount of cash provided by operations in 2005 relative to 2004 include a $4.9 million increase in deferred revenue as well as $9.1 million of revenue share obligations and rebates accrued in 2004, but paid in 2005.

We believe that cash used in investing activities will continue to be materially impacted by future acquisitions, continued growth in investments in property and equipment, and capitalized software on an ongoing basis. Our property and equipment investments consist primarily of technology infrastructure to provide capacity for expansion of our customer base, including computers and related equipment. Our software development investments consist primarily of company-managed design, development, testing and deployment of new application functionality, primarily supporting our ASP-based application platforms.

Cash used in investing activities for the nine months ended September 30, 2007 was $103.6 million, and primarily relates to cash used in the acquisitions of MD-X and XactiMed of $70.7 million and $20.2 million, net of cash acquired, respectively. It also includes capital expenditures for operational growth and capitalization of software development costs.

Cash used in investing activities for the year ended December 31, 2006 was $89.3 million, an increase of $78.0 million from cash used in investing activities of $11.3 million for the year ended December 31, 2005. This increase was primarily the result of the acquisitions completed in 2006, including the acquisitions of Avega, SSH and D&I, and increased capital expenditures necessitated by operational growth.

Cash used in investing activities for the year ended December 31, 2005 was $11.3 million, an increase of $7.2 million from cash used in investing activities of $4.1 million for the year ended December 31, 2004. This increase was the result of increased capital expenditures and acquisitions completed in 2005 and $0.9 million of proceeds from the sale of assets related to discontinued operations in 2004.

Cash provided by financing activities for the nine months ended September 30, 2007 was $82.2 million, and primarily consisted of the 2007 Financing and $10.2 million of borrowing under our revolving credit facility in May 2007. The debt proceeds from the 2007 Financing were primarily used to finance the acquisitions of MD-X and to fund the 2007 Dividend. The balance of the proceeds from the 2007 Financing was used to repay $10.2 million of borrowings drawn under the revolving credit facility to finance the acquisition of XactiMed and to make $1.7 million of finance obligation payments, including quarterly principal payments on our term loan as required under our credit agreement. We also incurred $1.4 million in costs related to the issuance of additional senior term debt. Cash provided by common stock option exercises and the issuance of series J preferred stock during the period was $3.8 million.

Cash provided by financing activities for the year ended December 31, 2006 was $18.3 million, a decrease of $4.6 million from cash provided by financing activities of $22.9 million for the year ended December 31, 2005. In each period, we refinanced our credit facility with net proceeds, after repayment of the prior credit facility, of $79.8 million in 2006 and $31.2 million in 2005. In 2006, however, $70 million of the proceeds from the refinancing were used to fund a special dividend to our stockholders. Cash provided by common stock option exercises increased by $3.0 million in 2006 as compared to 2005, primarily due to increases in common stock option exercises.

Cash provided by financing activities for the year ended December 31, 2005 was $22.9 million, an increase of $27.3 million from cash used in financing activities of $4.4 million for the year ended December 31, 2004. The primary cause of this increase was our refinancing of debt in late 2005 in order to obtain the necessary funding to consummate the acquisition of Avega in January 2006. Our cash and cash equivalents totaled $68.3 million on December 31, 2005. Additionally, in each period, we refinanced our credit facility with net proceeds, after repayment of the prior credit facility, of $31.2 million in 2005 and $16.5 million in 2004, which contributed $14.7 million to the increase in cash provided by financing activities in 2005. In each period, we purchased shares of our series C preferred stock upon the exercise by the holder of contractual put rights requiring us to repurchase shares for $13.1 million and $11.8 million in 2005 and 2004, respectively; the issuance of series C-1 preferred stock in 2005 for $8.9 million partially offset the cost of this repurchase. Additional significant payments in 2004 to lower notes payable balances on discontinued operations and for debt issuance costs of $4.7 million and $4.5 million, respectively, contributed to the net cash used in financing activities in 2004. Cash provided by common stock option exercises increased by $0.7 million in 2005 as compared to 2004, primarily due to increases in common stock option exercises.

Summary Disclosure Concerning Contractual Obligations and Commercial Commitments

We have contractual obligations under our credit agreement and a capital lease finance obligation. In addition, we maintain operating leases for certain facilities and office equipment. The following table summarizes our long-term contractual obligations as of December 31, 2006:

		Payments Due by Period
		Less			More
		Than	1-3	3-5	than 5
	Total	1 Year	Years	Years	Years
	(In thousands of dollars)

Bank credit facility(1)	$170,000	$1,700	$3,400	$3,400	$161,500
Operating leases(2)	12,583	2,797	3,938	3,435	2,413
Finance obligation(3)	9,191	226	550	685	7,730
Other liabilities(4)	764	216	290	258	—
FIN No. 48 liability(5)	314	—	—	—	314

	$192,852	$4,939	$8,178	$7,778	$171,957

(1)	Interest payments on our credit facility are not included in the above table. Indebtedness under our credit facility bears interest at an annual rate of LIBOR plus an applicable margin. The interest rate at December 31, 2006 was an effective rate of 7.82%. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding our borrowings.

(2)	Relates to certain office space and office equipment under operating leases. Amounts represent future minimum rental payments under operating leases with initial or remaining non-cancelable lease terms of one year or more. See Note 7 of the Notes to Consolidated Financial Statements for more information.

(3)	Represents a capital lease obligation incurred in a sale and subsequent leaseback transaction of an office building in August 2003. The transaction did not qualify for sale and leaseback treatment under SFAS No. 98. The amounts represent the net present value of the obligation. In July 2007, we extended the terms of our office building lease agreement by an additional four years through July 2017, which increased our total finance obligation by $1.1 million. See Note 6 of the Notes to Consolidated Financial Statements under the subheading “Finance Obligations” for additional information regarding this transaction and the related obligation.

(4)	Aggregation of several small note payable balances associated with certain fixed asset purchases.

(5)	Effective January 1, 2007, we adopted FIN No. 48. The above amount relates to management’s estimate of uncertain tax positions. As a result of our net operating loss carryforwards, or NOLs, we have several tax periods with open statutes of limitations that will remain open until our NOLs are utilized. As such, we cannot predict the precise timing that this liability will be applied or utilized.

Subsequent leases:  In August 2007, we extended the lease for a subsidiary office building in El Segundo, California through December 2012. The anticipated total commitment under this lease is $9.7 million; including zero in the current year, $2.8 million in the one-to-three year time period and $1.7 million in the four-to-five year period.

In July 2007, we acquired MD-X. MD-X maintains operating leases for facilities and certain office equipment. The anticipated commitment under these leases is $722,000 in the current year, $2,087,000 in the one-to-three year time period and $972,000 in the four-to-five year period.

In May 2007, we acquired XactiMed. XactiMed maintains operating leases for facilities and certain office equipment. The anticipated commitment under these leases is $220,000 in the current year, $436,000 in the one-to-three year time period and $379,000 in the four-to-five year time period.

In February 2007, we expanded our leased office space in Alpharetta, Georgia. The additional operating lease for the expanded facilities represents an 82-month rental commitment of $2.9 million. The anticipated commitment under this lease is approximately $0.4 million in the current year, $1.3 million in the one-to-three year time period, and approximately $0.9 million in the four-to-five year time period.

Indemnification of product users:  We provide a limited indemnification to users of our products against any patent, copyright, or trade secret claims brought against them. The duration of the indemnifications vary based upon the life of the specific individual agreements. We have not had a material indemnification claim, and we do not believe we will have a material claim in the future. As such, we have not recorded any liability for these indemnification obligations in our financial statements.

Acquisition contingent consideration:  Two of our recent acquisitions (Med-Data and Dominic and Irvine) have provisions in the respective asset purchase agreements requiring additional consideration to be paid to the former owners of the acquired assets based upon the achievement of certain performance measurements. The respective performance measures have not been achieved to date. The Med-Data contingency period ended June 30, 2007, and on September 25, 2007, we provided notice to the former owner of the Med-Data business indicating that we do not believe any additional payment is due. The former owner has disputed our calculation of the performance measures, alleged that we failed to fulfill our contractual obligations with respect to the earn-out and stated that she intends to file a complaint in federal court with respect to these matters. We intend to dispute these allegations. The maximum potential earn-out is $4 million. The Dominic and Irvine contingency period extends through December 31, 2008 and has a maximum potential earn-out of $10 million. We are currently not able to estimate the amount, if any, of additional purchase consideration that is likely to be earned if the Dominic and Irvine performance measures are achieved. As of December 31, 2006 or September 30, 2007, we have not recorded a liability or an asset related to these acquisition contingencies in our balance sheets.

Off-Balance Sheet Arrangements

We have provided a $1.0 million letter of credit to guarantee our performance under the terms of a ten-year lease agreement. The letter of credit is associated with the sale and subsequent leaseback of a building. The sale and leaseback are described in Note 6 of the Notes to Consolidated Financial Statements under the heading “Finance Obligation.” We do not believe that this letter of credit will be drawn.

As of December 31, 2004, 2005 and 2006, and September 30, 2006 and 2007, we did not have any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

For a discussion of these and other transactions with certain related parties, see “Certain Relationships and Related Transactions.”

New Accounting Pronouncements

How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement

In June 2006, the Emerging Issues Task Force, or the EITF, reached a consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation), or EITF No. 06-03. EITF No. 06-03 provides that the presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs of revenues) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed in accordance with Accounting Principles Board, or APB, Opinion No. 22, Disclosure of Accounting Policies. EITF No. 06-03 became effective in our first fiscal quarter of 2007. We currently record such taxes on a net basis. The adoption of EITF No. 06-03 did not have a significant impact on our financial position, results of operation or cash flows.

Accounting for Uncertainty in Income Taxes

We adopted the provisions of FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006.

As a result of the implementation of FIN 48, we recognized a cumulative-effect adjustment by reducing the January 1, 2007 balance of retained earnings by approximately $1.3 million, increasing its liability for unrecognized tax benefits, interest, and penalties by $314,000, and reducing non-current deferred tax assets by $1.0 million. Included in our unrecognized tax benefits are $769,000 of uncertain tax positions that would impact our effective tax rate if recognized. We do not expect any significant increases or decreases to our unrecognized tax benefits within 12 months of this reporting date.

Upon the adoption of FIN 48, we have elected an accounting policy to also classify accrued penalties and interest related to unrecognized tax benefits in our income tax provision. Previously, our policy was to classify penalties and interest as operating expenses in arriving at pre-tax income. At January 1, 2007, we accrued $197,000 for the potential payment of interest and penalties. We recorded additional interest expense of $40,000, $39,000 and $39,000 during the first, second and third quarter of 2007, respectively.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB No. 108. SAB No. 108 was issued to provide guidance on how to quantify the effects of prior year financial statement misstatements in current year financial statements.

SAB No. 108 establishes the Dual Approach Method for quantification of financial statement misstatements based upon the effects of the misstatements on each of our financial statements and the related financial statement disclosures. The Dual Approach combines the two most widely used methods of quantifying such misstatements, the Roll Over Approach and the Iron Curtain Approach. The Roll Over Approach quantifies a misstatement based on the amount of the error originating in the current year income statement, ignoring the effects of correcting the prior year error still residing in the current year balance sheet. The Iron Curtain Method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the year of origin. The Dual Approach Method requires quantification of the effect of correcting both the current year income statement misstatement (Roll Over) and the effect of correcting the current year balance sheet misstatement (Iron Curtain). SAB No. 108 also provides guidance for disclosure.

SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB No. 108 on December 31, 2006. The adoption had no effect on our consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements, or SFAS No. 157. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It is effective for financial statements issued for fiscal years beginning subsequent to November 15, 2007, and should be applied prospectively. Based on its implementation guidance, we will adopt SFAS No. 157 for our fiscal year beginning on January 1, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits all entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. The election to measure eligible instruments at fair value can be done on an instrument-by-instrument basis, is irrevocable and can only be applied to the entire instrument. Changes in fair value for subsequent measurements will be recognized as unrealized gains or losses in earnings at each subsequent reporting date. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange risk.  Certain of our contracts are denominated in Canadian dollars. As the Canadian dollar has not historically fluctuated significantly in relation to the U.S. dollar, we do not believe that changes in the Canadian dollar relative to the U.S. dollar will have a significant impact on our financial condition, results of operations or cash flows. As we continue to grow our operations we may increase the amount of our sales to foreign customers. Although we do not expect foreign currency exchange risk to have a significant impact on our future operations, we will assess the risk on a case-specific basis to determine whether a forward currency hedge instrument would be warranted. On August 2, 2007, we entered into a series of forward contracts to fix the Canadian dollar-to-U.S. dollar exchange rates on a Canadian customer contract. We designated this total hedge as effective and recorded the fair value of this instrument as a liability of $271,000 ($165,000 net of tax) on our balance sheet as of September 30, 2007. Other than another Canadian dollar contract that we did not elect to hedge, we currently do not transact in any currency other than the U.S. dollar.

Interest rate risk.  We had outstanding borrowings on our term loan of $170.0 million and $318.3 million as of December 31, 2006 and September 30, 2007, respectively. The term loan and revolving credit facility bear interest at LIBOR plus an applicable margin. We have an interest rate swap in place with a notional amount of $85.0 million which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. The interest rate swap does not hedge the applicable margin that the counterparty charges in addition to LIBOR (2.50% as of December 31, 2006 and September 30, 2007). We pay an effective fixed rate of 4.98% on the notional amount outstanding, before applying the applicable margin. The interest rate swap qualifies as a highly effective cash flow hedge under SFAS No. 133. As such, the fair market value of the derivative is recorded on our consolidated balance sheet as of December 31, 2006 and September 30, 2007. The interest rate swap matures on December 31, 2009. As of December 31, 2006 and September 30, 2007, the interest rate swap had a market value of approximately $91,000 ($56,000 net of tax) and ($706,000) (($430,000) net of tax), respectively. The asset is included in other long-term assets in the accompanying consolidated balance sheet as of December 31,

2006 and the liability is recorded in the accompanying balance sheet as of September 30, 2007. The unrealized gain (loss) is recorded in other comprehensive income, net of tax, in the consolidated statement of stockholders’ deficit. A hypothetical 1% increase or decrease in LIBOR would have resulted in an approximate $0.8 million and $1.7 million charge to our interest expense for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

On July 2, 2007, we amended our existing credit agreement and added $150 million in additional senior term debt under the 2007 Financing. The terms of the new term debt are substantially identical to the October 2006 term loan facility. The terms of the loan are similar to that of the existing senior secured loan, and the loan is treated as senior for purposes of meeting certain financial covenants of the amended credit agreement. Interest payments are calculated at either LIBOR or Prime rate plus an applicable margin. Principal reduction payments began on September 30, 2007 with 0.05% amortizing quarterly with the remaining balance due on the maturity date. We entered into an additional interest rate swap with a notional amount of $75 million which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. The interest rate swap does not hedge the applicable margin that the counterparty charges in addition to LIBOR. We pay an effective fixed rate of 5.36% on the notional amount outstanding, before applying the applicable interest rate margin. The interest rate swap qualifies as a highly effective cash flow hedge under SFAS No. 133. As such, we recorded the fair market value of the derivative instrument on our consolidated balance sheet as a liability and the unrealized loss is recorded in other comprehensive income, net of tax, in our consolidated statement of stockholders’ deficit. As of September 30, 2007, the interest rate swap had a market value of approximately ($1,405,000) (($856,000) net of tax). If we assess any portion of the instrument to be ineffective, we will reclassify the ineffective portion to current period earnings or loss accordingly.

BUSINESS

Overview

We provide technology-enabled products and services which together deliver solutions designed to improve operating margin and cash flow for hospitals and health systems. We believe implementation of our full suite of solutions has the potential to improve customer operating margins by 1.5% to 5.0% of revenues through increasing revenue capture and decreasing supply costs. The sustainable financial improvements provided by our solutions occur in the near-term and can be quantified and confirmed by our customers. Our solutions integrate with our customers’ existing operations and enterprise software systems and require minimal upfront costs or capital expenditures.

Our solutions help mitigate the increasing financial pressures facing hospitals and health systems, such as the increasing complexity of healthcare reimbursement, rising levels of bad debt and uncompensated care and significant increases in supply utilization and operating costs. According to the American Hospital Association, average community hospital operating margins were 3.7% in 2005, and approximately 25% of community hospitals had negative total margins. Bad debt and charity care, or uncompensated care, have had a significant impact on operating margins, costing community hospitals $31.2 billion, or 5.7% of total expenses in 2006. We believe that hospital and health system operating margins will remain under long-term and continual financial pressure due to shortfalls in available government reimbursement, managed care pricing leverage and continued escalation of supply utilization and operating costs.

Our technology-enabled solutions are delivered primarily through company-hosted, or ASP-based, software supported by enterprise-wide sales, account management, implementation services and consulting. This integrated, customer-centric approach to delivering our solutions, combined with the ability to deliver measurable financial improvement, has resulted in high retention of our large health system customers, and, in turn, a predictable base of stable, recurring revenue. Our ability to expand the breadth and value of our solutions over time has allowed us to develop strong relationships with our customers’ senior management teams.

Our success in improving our customers’ ability to increase revenue and manage supply expense has driven substantial growth in our customer base and has allowed us to expand sales of our products and services to existing customers. These factors have contributed to our compound annual revenue growth rate of approximately 41.4% over our last four fiscal years. Our customer base currently includes over 125 health systems and, including those that are part of our health system customers, more than 2,500 acute care hospitals and approximately 30,000 ancillary or non-acute provider locations. Our Revenue Cycle Management segment currently has more than 1,000 hospital customers, which makes us one of the largest providers of revenue cycle management solutions to hospitals. Our Spend Management segment manages approximately $15 billion of supply spending by healthcare providers, has more than 1,700 hospital customers and includes the third largest GPO in the United States.

We deliver our solutions through two business segments, Revenue Cycle Management and Spend Management:

•	Revenue Cycle Management. Our Revenue Cycle Management segment provides a comprehensive suite of software and services spanning the hospital revenue cycle workflow – from patient admission, charge capture, case management and health information management through claims processing and accounts receivable management. Our workflow solutions, together with our data management and business intelligence tools, increase revenue capture and cash collections, reduce accounts receivable balances and increase regulatory compliance. Based on our analysis of certain customers that have implemented a portion of our products and services, we estimate that implementation of our full suite of revenue cycle management solutions has the potential to increase a typical health system’s net patient revenue by 1.0% to 3.0%.

•	Spend Management. Our Spend Management segment provides a comprehensive suite of technology-enabled services that help our customers manage their non-labor expense categories. Our solutions lower supply and medical device pricing and utilization by managing the procurement process through our group purchasing organization’s portfolio of contracts, consulting services and business intelligence tools. Based on our analysis of certain customers that have implemented a portion of our products and services, we estimate that implementation of our full suite of spend solutions has the potential to decrease a typical health system’s supply expenses by 3% to 10%, which equates to an increase in operating margin of 0.5% to 2.0% of revenue.

The following describes the revenue models for each of our segments:

•	Revenue Cycle Management. We charge recurring subscription fees for access to our ASP-based revenue cycle management solutions, as well as license, maintenance and service fees related to our other software. For certain revenue cycle management solutions, we charge a fee based on the volume of customer transactions and charge a contingency fee based on the amount of revenue collected. We also charge our customers upfront fees for implementation services.

•	Spend Management. We receive administrative fees paid by contracted vendors based on the purchase price of goods and services sold to our customers purchasing under the contracts we have negotiated. Administrative fee rates typically range from 0.25% to 3.00%. We are contractually obligated to share, our revenue share obligation, a negotiated portion of these administrative fees with certain customers. We generally charge fixed fees for our performance improvement consulting services and recurring subscription fees for access to our ASP-based spend management business intelligence tools.

We believe that we are uniquely positioned to identify, analyze, implement and maintain customer-specific solutions for hospitals and health systems as they continue to face the financial pressures that are endemic and long-term to the healthcare industry. We have leveraged the scale and scope of our revenue cycle management and spend management businesses to develop a strong understanding and unique base of content regarding the industry in which hospitals and health systems operate. The solutions that we develop with the benefit of this insight are designed to strengthen the discrete financial and operational weaknesses across revenue cycle management and spend management operations.

Industry

According to the U.S. Centers for Medicare & Medicaid Services, or CMS, spending on healthcare in the United States was estimated to be $2.1 trillion in 2006, or 16% of United States Gross Domestic Product, or GDP. Healthcare spending is projected to grow at a rate of 6.9% per annum, and reach over $4.1 trillion by 2016, or 19.6% of GDP. In 2006, spending on hospital care was estimated to be $650 billion, representing the single largest component, or 31% of the $2.1 trillion in total health expenditures. The U.S. healthcare market has approximately 5,700 acute care hospitals, of which approximately 2,700 are part of health systems. A health system is a healthcare provider with a range of facilities and services designed to deliver care more efficiently and to compete more effectively to increase market share. Health systems account for nearly two-thirds of short-term beds, admissions and total surgeries. In addition to the acute care hospital market, our solutions can also improve operating margin and cash flow for non-acute care providers. The non-acute care market consists of over 500,000 healthcare facilities and providers, including outpatient medical centers and surgery centers, medical and diagnostic laboratories, imaging and diagnostic centers, home healthcare service providers, long term care providers, and physician practices.

We believe that strains on government agencies’ ability to pay for healthcare will have the effect of limiting available reimbursement for hospitals. Reimbursement by federal programs often does not cover hospitals’ costs of providing care. In 2005, community hospitals had a shortfall of $15.5 billion and $9.8 billion relative to the cost of providing care to Medicare and Medicaid beneficiaries, respectively, according to the American Hospital Association. Furthermore, according to the U.S. Census Bureau, there were approximately 37.2 million Americans aged 65 or older in the U.S. in 2006, comprising approximately 12% of the total U.S. population. By the year 2030, the number of this Medicare-eligible population is expected to climb to 71.5 million, or 20% of the total population. This demographic trend, combined with a declining number of workers per Medicare beneficiary is expected to result in significant Medicare budgetary pressures leading to increasing reimbursement shortfalls for hospitals relative to the cost of providing care.

We believe ongoing attempts by employers to manage healthcare costs will also have the effect of limiting available reimbursement for hospitals. In order to address rising healthcare costs, employers have pressured managed care companies to contain healthcare insurance premium increases, and reduced the healthcare benefits offered to employees. According to The Kaiser Family Foundation and Health Research and Educational Trust, annual health insurance premium rate increases have declined in every year from 2003 to 2006, reflecting a declining ability of insurers to pass along increasing healthcare costs to employers.

The introduction of consumer-directed or high-deductible health plans by managed care companies, as well as the overall decline in healthcare coverage by employers, has forced private individuals to assume greater financial responsibility for their healthcare expenditures. Consumer-directed health plans, and their associated high deductibles, increase the complexity and change the nature of billing procedures for hospitals and health systems. In cases where individuals cannot pay or hospitals are unable to get an individual to pay for care, hospitals forego reimbursement and classify the associated care expenses as uncompensated care. In 2006, uncompensated care cost community hospitals $31.2 billion and was equal to 5.7% of total hospital expenses.

Hospitals have also faced increased competition from specialized healthcare facilities, such as freestanding ambulatory surgery centers and surgical hospitals that focus on providing a select number of profitable medical procedures. In addition, practicing physicians who specialize in these procedures often have ownership interests in these facilities and, as a result, have a financial incentive to refer profitable patient cases to these specialized facilities. As a result, there has been significant growth in the number of freestanding ambulatory surgery centers and surgical hospitals. For example, the number of freestanding ambulatory surgery centers increased to 5,197 in 2006 from 2,864 in 2000, according to Verispan. In addition, in August 2006, the CMS-mandated moratorium on the development of new specialty hospitals expired.

Hospital and Health System Reimbursement

Hospitals typically submit multiple invoices to a large number of different payors, including government agencies, managed care companies and private individuals, in order to collect payment for the care they provide. The delivery of an individual patient’s care depends on the provision of a large number and wide range of different products and services, which are tracked through numerous clinical and financial information systems across various hospital departments, resulting in invoices that are usually highly detailed and complex. For example, a hospital invoice for a common surgical procedure can reflect over 200 unique charges or supply items and other expenses. A fundamental component of a hospital’s ability to invoice for these items is the maintenance of an up-to-date, accurate chargemaster file, which can consist of over 40,000 individual charge items.

In addition to requiring intricate operational processes to compile appropriate charges, hospitals must also submit these invoices in a manner that adheres to numerous payor claim formats and properly reflects individually-contracted payor rate agreements. For example, some hospitals rely on accurate billing of and payment from 50 or more payors, exclusive of private individuals, in order to be compensated for the patient care they provide. Upon receipt of the invoice from a hospital, a payor proceeds to verify the accuracy and completeness of, or adjudicate, the invoice to determine the appropriateness and amount of the payment to the hospital. If a payor denies payment for any or all of the amount of the invoice, the hospital is then responsible for determining the reason for the denial, amending the invoice and resubmitting the claim to the payor. According to America’s Health Insurance Plans, 14% of hospital invoices were partially or totally rejected by managed care companies in 2006.

Hospital and Health System Supply Expenses

We estimate that the supplies and non-labor services used in conjunction with the delivery of hospital care account for approximately 30% of overall hospital expenses. These expenses include commodity-type medical-surgical supplies, medical devices, prescription and over the counter pharmaceuticals, laboratory supplies, food and nutritional products and purchased services. Hospitals are required to purchase many different types of supplies and services as a result of the wide range of medical care that they administer to patients. For example, it is common for hospitals to maintain supply cost and pricing information on over 35,000 different product types and models in their internal supply record-keeping systems, or master item files.

Hospitals often rely on GPOs, which aggregate hospitals’ purchasing volumes, to manage supply and service costs. The Health Industry Group Purchasing Association, or HIGPA, estimates that GPOs save hospitals and health systems between 10-15% on these purchases by negotiating discounted prices with manufacturers, distributors and other vendors. These discounts have driven widespread adoption of the group-purchasing model. According to HIGPA, 72% of hospital purchases are made on contracts negotiated by GPOs. In 2005, Muse & Associates concluded that abandoning the use of GPOs would increase direct U.S. health care spending in aggregate by between $29.3 billion and $34.6 billion over the next 10 years. GPOs contract with vendors directly for the benefit of their customers, but they do not take title or possession of the products for which they contract; nor do GPOs make any payments to the vendors for the products purchased by their customers. GPOs primarily derive their revenues from administrative fees earned from vendors based on a percentage of dollars spent by their hospital and health system members. Vendors discount prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing sales and marketing costs and overhead associated with managing contract terms with a highly-fragmented provider market.

Market Opportunity

We believe that the endemic, persistent and growing industry pressures provide us substantial opportunities to assist hospitals and health systems to increase net revenue and reduce supply expense. We estimate the total addressable market for our revenue cycle management and spend management solutions to be $6.5 billion.

Reimbursement Complexities and Pressures

Hospitals and health systems are faced with complex and changing reimbursement rules across the government agency and managed care payor categories, as well as the challenge of collecting an increasing percentage of revenue directly from individual patients.

•	Government agency reimbursement. The U.S. government recently increased the number of billable codes for medical procedures in an effort to increase the accuracy of Medicare reimbursement, mandating the creation of 745 new severity-based, diagnosis-related groups, or DRGs, to replace the 538 current DRGs. As a result, hospitals will be required to change their systems and processes to implement these new codes in order to submit compliant Medicare invoices required for payment.

•	Managed care reimbursement. Employers typically provide medical benefits to their employees through managed care plans that can offer a variety of traditional indemnity, preferred provider organization, or PPO, health maintenance organization, or HMO, point-of-service, or POS, and consumer-directed health plans. Each of these plans has individual network designs and pre-authorization requirements, as well as co-payment and deductible profiles that change frequently. These varying profiles are difficult to monitor and frequently result in the submission of invoices that do not comply with applicable payor requirements.

•	Individual payors. According to the CMS, consumer out-of-pocket payments for health expenditures increased to $249 billion in 2005 from $193 billion in 2000. Further, many employer-sponsored plans have benefit designs that require large out-of-pocket expenses for individual employees. Traditionally, hospitals and health systems have developed billing and collection processes to interact with government agency and managed care payors on a high-volume, scheduled basis. The advent of consumer-directed healthcare, or high-deductible health insurance plans, requires hospitals and health systems to invoice patients on an individual basis. Many hospitals and health systems do not have the operational or technological infrastructure required to successfully manage a high volume of invoices to individual payors.

Supply Cost Complexities and Pressures

Hospitals and health systems face increasing supply costs due to upward pressure on pricing caused by technological innovation and complexities inherent in procuring the vast number and quantity of supplies and medical devices required for the delivery of care.

•	Pricing pressure due to technological innovation. Historically, advances in specific therapies and technologies have resulted in higher priced supplies for hospitals, which have significantly decreased the profitability associated with a number of the medical procedures that hospitals perform. For implantable medical devices in particular, hospitals often have a limited ability to mitigate high unit costs because practicing physicians, who are usually not employed by the hospital, often prefer to choose the specific devices that will be used in the delivery of care. Furthermore, device vendors frequently market directly to the physicians, which reinforces physician preference for specific devices. As a result, although hospitals are required to procure and pay for these devices, their ability to manage the costs is limited because the hospitals cannot influence the purchasing decision in the same way they are able to with other medical supplies.

•	Supply chain complexities. Despite the use of GPOs to obtain discounts on supplies, hospitals and health systems often do not optimally manage their supply costs due to decentralized purchasing decisions and varying clinical preferences. In addition, hospital supply procurement is highly complex given the vast number of supplies purchased subject to frequently changing contract terms. As a result, supplies are often purchased without a manufacturer contract, or off-contract, which results in higher prices. Furthermore, hospitals often fail to aggregate purchases of commodity-type supplies to take advantage of discounts based on purchase volume, or to recognize when they have qualified for these discounts.

Hospitals Focus on Clinical Care

As organizations, hospitals have historically devoted the majority of their financial and operational resources to investing in people, technologies and infrastructure that improve the level and quantities of clinical care that they can provide. In part, this focus has been driven by hospitals’ historical ability to capture higher reimbursement for innovative, more sophisticated medical procedures and therapeutic specialties. Since hospitals’ overall financial and operational resources are limited, investments in higher quality clinical care have often come at the expense of investment in other infrastructure systems, including revenue capture, billing, and material management. As a result, existing hospital operations and financial and information systems are often ill-suited to manage the increasing complexity and ongoing change that are inherent to the current reimbursement environment and supply procurement process.

MedAssets’ Solution

Our technology-enabled products and services enable hospitals and health systems to reverse the trend of supply expense increasing at a greater rate than revenue, as illustrated below:

Our revenue cycle management products and services increase revenue capture for hospitals and health systems by analyzing complex information sets, such as chargemasters and payor rules, to facilitate compliance with regulatory and payor requirements and the accurate and timely submission and tracking of invoices or claims. Our spend management products and services reduce supply expense through data management and spending analysis, such as master item files and hospital purchasing data, that enable us to assist hospitals in negotiating discounts on specific high-cost physician preference items and pharmaceuticals and allow our customers to optimize purchasing to further leverage the benefits of the vendor discounts negotiated by our group purchasing organization.

Our Competitive Strengths

•	Comprehensive and flexible suite of solutions. We believe the breadth and depth of our product and service offering is unique. Our ability to combine our offerings enables us to deliver value-based, customer-specific solutions that differentiate us from our competitors. Our proprietary applications are primarily delivered through an ASP-based software and are designed to integrate with our customers’ existing systems and work processes, rather than replacing enterprise software systems in their entirety. As a result, our solutions are scalable and generally require minimal upfront investment by our customers. In addition, our products have been recognized as industry leaders, with our claims management software currently ranked #1 by KLAS Enterprises LLC, an independent organization that measures and reports on healthcare technology vendor performance, and our decision support software having been ranked #1 by KLAS for five of the last seven years.

•	Superior proprietary data. Our solutions are supported by proprietary databases compiled by leveraging the breadth of our customer base and product and service offerings over a period of years. We believe our databases are the industry’s most comprehensive, including our master item file containing approximately 4 million different product types and models, our chargemaster containing over 160,000 distinct charges, and our databases of governmental and other third-party payor rules and comprehensive pricing data. In addition, we believe we were the first company to integrate a hospital’s revenue cycle and spend management data sets to ensure that all chargeable supplies are accurately represented in the hospital’s chargemaster, resulting in increased revenue capture and enhanced regulatory compliance. This content also enables us to provide our customers with spend management decision support and analytical services, including the ability to effectively manage and control their contract portfolios and monitor pricing, tiers and market share. The breadth of our customer base and product and service offerings allow us to continually update our proprietary databases, ensuring that our data remains current and comprehensive.

•	Large and experienced sales force. We employ a highly-trained and focused sales team of more than 110 people, which we believe is one of the largest sales forces among our competitors. Our sales force provides national coverage for establishing and managing customer relationships and maintains close relationships with senior management of hospitals and health systems, as well as other operationally-focused executives involved in areas of revenue cycle management and spend management. The size of our sales team allows us to have personnel that focus on enterprise sales, which we define as selling a comprehensive solution to healthcare providers, and on technical sales, which we define as sales of individual products and services. We utilize a highly-consultative sales process during which we gather extensive customer financial and operating data that we use to demonstrate that our solutions can yield significant near-term financial improvement. Our sales team’s compensation is highly variable and designed to drive profitable growth in sales of our solutions and customer retention.

•	Long-term and expanding customer relationships. Our success is dependent upon our ability to deliver significant and sustainable financial improvement for our customers, which results in an alignment of our interests with the interests of our customers. We collaborate with our customers throughout the duration of our relationship to ensure anticipated financial improvement is realized and to identify additional solutions that can yield incremental financial improvement. Our ability to provide measurable financial improvement and expand the value of our solutions over time has allowed us to develop strong relationships with our customers’ senior management teams. Our collaborative approach and ability to deliver measurable financial improvement has resulted in high retention of our large health system customers and, in turn, a predictable base of stable, recurring revenue.

•	Proven management team and dynamic culture. Our senior management team has an average of 17 years experience in the healthcare industry, an average of six years of service with us and a proven track record of delivering measurable financial improvement for healthcare providers. We believe that our current management team has the expertise and experience to continue to grow our business by executing our strategy without significant additional headcount in senior management positions. Our management team has established a customer-driven culture that encourages employees at all levels to focus on identifying and addressing the evolving needs of healthcare providers and has facilitated the integration of acquired companies. For example, our dynamic structure allows the management teams of acquired companies, many of whom are viewed within the industry as subject matter experts, to independently identify new product and service opportunities and manage associated research and development efforts. In turn, this independence has enabled us to retain many key members of the management teams of acquired companies.

•	Successful history of growing our business and integrating acquired businesses. We have grown our business both organically and through acquisitions since our inception in 1999. Since inception, we have successfully acquired and integrated multiple companies across the healthcare revenue cycle and spend management sectors. For example, in 2003, we extended our spend management solutions by acquiring Aspen Healthcare Metrics, a performance improvement consulting firm, and created a platform for our revenue cycle management solutions by acquiring OSI Systems, Inc. (part of our Revenue Cycle Management segment). Targeting acquisition candidates with products and services that are complementary to our own and supporting acquired products and services with our enterprise-wide consulting, sales, account management and implementation services has enhanced the breadth of our solutions and contributed to increases in our revenue.

Our Strategy

Our mission is to partner with hospitals and health systems to enhance their financial strength through improved operating margins and cash flows. Key elements of our strategy include:

•	Continually improving and expanding our suite of solutions. We intend to continue to leverage our 160 person research and development team, proprietary databases and industry knowledge to further integrate our products and services and develop new financial improvement solutions for hospitals and healthcare providers. For example, we initially launched CrossWalk®, which we believe to be the only solution that automatically and continuously links healthcare provider’s supply cost data to charge data to ensure charges cover costs with a reasonable and defensible markup, in March 2005. Since the initial release, we have continued to enhance and expand the capability of the CrossWalk technology, with the most recent release in February 2007. In addition to our internal research and development, we also intend to expand our portfolio of solutions through strategic partnerships and acquisitions that will allow us to offer incremental financial improvement to healthcare providers. Research and development of new products and successful execution and integration of future acquisitions are integral to our overall strategy as we continue to expand our portfolio of products.

•	Further penetrating our existing customer base. We intend to leverage our long-standing customer relationships and large and experienced sales team to increase the penetration rate for our comprehensive suite of solutions with our existing hospital and health system customers. We estimate the addressable market for existing customers to be a $3.0 billion revenue opportunity for our existing products and services. Within our large and diverse customer base, many of our hospital and health system customers utilize solutions from only one of our segments. The vast majority of our customers use less than the full suite of our solutions.

•	Attracting new customers. We intend to utilize our large and experienced sales team to aggressively seek new customers. We estimate that the addressable market for new customers for our revenue cycle management and spend management solutions represents a $3.5 billion revenue opportunity for our existing products and services. We believe that our comprehensive and flexible suite of solutions and ability to demonstrate financial improvement opportunities through our highly-consultative sales process will continue to allow us to successfully differentiate our solutions from those of our competitors.

•	Leveraging operating efficiencies and economies of scale and scope. The design, scalability and scope of our solutions enable us to efficiently deploy a customer-specific solution for our customers principally through an ASP-based technology platform. As we add new solutions to our portfolio and new customers, we expect to leverage our currently installed capabilities to reduce the average cost of providing our solutions to our customers.

•	Maintaining an internal environment that fosters a strong and dynamic culture. Our management team strives to maintain an organization with individuals who possess a strong work ethic and high integrity, and who are recognized by their dependability and commitment to excellence. We believe that this results in attracting employees who are driven to achieve our long-term mission of being the recognized leader in the markets in which we compete. We believe that dynamic, customer-centric thinking will be a catalyst for our continued growth and success.

Business Segments

We deliver our solutions through two business segments, Revenue Cycle Management and Spend Management. Information about our business segments should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Revenue Cycle Management Segment

Our Revenue Cycle Management segment provides a comprehensive suite of products and services that span what has traditionally been viewed as the hospital revenue cycle. Progressing from a traditional revenue cycle solution, we have expanded the scope of revenue cycle to include clinical administrative functions. We combine our revenue cycle workflow solutions with sophisticated decision support and business intelligence tools to increase financial improvement opportunities and regulatory compliance for our customers.

Our suite of solutions provides us with significant flexibility in meeting customer needs. Some customers choose to actively manage their revenue cycle using internal resources that are supplemented with our solutions. Other customers have chosen end-to-end solutions that utilize our full suite of solutions spanning the entire revenue cycle workflow. Regardless of the client approach, we create timely, actionable information from the vast amount of data that exists in underlying customer information systems. In so doing, we enable financial improvement through successful process improvement, informed decision making, and implementation.

Revenue Cycle Workflow

Hospitals face unique challenges throughout key stages of the revenue cycle and can utilize our solutions to address challenges in the following stages of the revenue cycle workflow:

•	Patient admission: The initial point of patient contact and data collection is critical for efficient and effective claim adjudication. Our workflow and process improvement tools and services promote accurate data capture and facilitate communication across revenue cycle operations.

•	Charge capture: Hospitals must have processes that ensure implementation of their pricing strategy and compliance with third-party and government payor rules. Our chargemaster tools and workflow solutions help hospitals accurately capture services rendered and present those services for billing with appropriate and compliant coding consistent with the hospital’s pricing strategy and payor rules.

•	Case management and health information management: Hospitals must have tools and processes to ensure accurate documentation and coding that adheres to complex and changing regulatory and payor requirements. For example, reimbursement mechanisms deployed by payors that shift length of stay cost risk to providers necessitate tools and processes to manage ongoing payor authorization and concurrent denials management while the patient is being treated. Our tools and workflow solutions help hospitals negotiate the complexities of documentation and coding and streamline the payor authorization communication channel.

•	Claims processing: Following aggregation of all necessary claim data by a hospital’s patient accounting system, a hospital must deliver claims to payors electronically. Our claims processing tools enhance the process with comprehensive edits and workflow technology to correct non-compliant invoices prior to submission. The efficiency that this tool provides expedites processing and, by extension, receipt of cash while reducing the resources required to adjudicate claims.

•	Denials and accounts receivable management: The collection of accounts receivable requires successful payor management and communication, and a proactive approach to managing payor denials, partial denials and underpayments. We offer products and services that assist hospitals in managing their collection efforts. Our services are performed using workflow technology that is more effective than hospital patient accounting systems. We have coupled this workflow with reporting that provides transparency into the accounts receivable management process.

Data Management and Compliance

Our data management and compliance tools are an integral part of our revenue cycle management solutions. These tools provide the analytics and processes necessary to enable hospitals to make data-driven pricing decisions. Key components include:

•	Strategic pricing: We maintain a proprietary charge benchmark database that can cover over 95% of a hospital’s departmental gross revenues. Through our tools, hospitals are able to establish defensible pricing based on comparative charging benchmarks as well as hospital-specific costs to increase revenue while providing transparency to pricing strategies.

•	Revenue cycle and supply chain integration: Our CrossWalk solution, utilizing our proprietary master item file containing approximately 4 million different product types and models and our proprietary chargemaster containing over 160,000 distinct charges, integrates a hospital’s supply chain and revenue cycle to provide side-by-side visibility into supply charge and cost data and the corresponding charges in the hospital’s chargemaster to ensure that all chargeable supplies are accurately represented in the chargemaster.

Business Intelligence and Decision Support

Our business intelligence and decision support software provides customers with an integrated suite of tools designed to facilitate hospital decision-making by integrating clinical, financial and operational information into a common data set for accuracy and ease of use across the organization. Key components include:

•	Contract management: A comprehensive tool that supports all aspects of the contracting process, including contract planning, negotiation, expected payment calculation, compliance and monitoring.

•	Budgeting: A paperless workflow management tool that streamlines the set-up of multiple forecasts and spread methods, deploys the budget to multiple end-users and monitors the completion of the budget.

•	Cost accounting: An application that guides the process of developing cost standards, calculating case costs, and allocating overhead; includes microcosting, open charge codes, relative value unit measurements, and markup.

•	Key indicators: A dashboard application that provides access to customer-defined data, to identify emerging trends and measure progress in reaching stated business objectives, including profitability per referring physician and per procedure.

•	Department performance reporting: A dashboard reporting tool that provides performance, volume, revenue, expense, and staffing graphs, and customized reports that inform and drive performance improvement.

•	Clinical analytics: A tool for evaluating product lines, physician treatment protocols and quality of care.

Spend Management Segment

Our Spend Management segment helps our customers manage their non-labor expense categories through a combination of group purchasing, performance improvement consulting, including PPI cost and utilization management and service line consulting, and business intelligence tools.

Group Purchasing

The cornerstone of our spend management solutions is our group purchasing organization, which utilizes a national contract portfolio consisting of over 1,300 contracts with more than 1,000 manufacturers, distributors and other vendors, a custom and local contracting function and aggregated group buys, to efficiently connect manufacturers, distributors and other vendors with our healthcare provider customers. We use the aggregate purchasing power of our healthcare provider customers to negotiate pricing discounts and improved contract terms with vendors. Contracted vendors pay us administrative fees based on the purchase price of goods and services sold to our healthcare provider customers purchasing under the contracts we have negotiated.

Flexible contracting:  Our national portfolio of contracts provides access to a wide range of products and services that we offer through the following programs:

•	medical/surgical supplies;

•	pharmaceuticals;

•	laboratory supplies;

•	capital equipment;

•	information technology;

•	food and nutritional products; and

•	purchased non-labor services.

Our national portfolio of contracts is designed to provide our healthcare provider customers with a flexible solution, including pricing tiers based on purchase volume and multiple sources for many products and services. We have adopted this strategy because of the diverse nature of our healthcare provider customers and the significant number of factors, including overall size, service mix, for-profit versus not-for-profit status, and the degree of integration between hospitals in a health system, that influence and dictate their needs. Utilizing the market information we obtain through providing our spend management solutions, we constantly evaluate the depth, breadth and competitiveness of our contract portfolio.

Custom and local contracting:  Our national portfolio of contracts is customer-driven and designed for maximum flexibility; however, contracts designed to meet the needs of numerous healthcare providers will not always deliver savings for individual healthcare providers. To address this challenge, we have developed a custom contracting capability that enables us to negotiate custom contracts on behalf of our group purchasing organization customers.

Group buys:  We have also developed a program for aggregating customer purchases for capital intensive medical capital equipment. After our in-house market research team identifies customer needs within defined capital product categories, such as diagnostic imaging and cardiac cath lab, we manage a competitive bidding process for the combined volume of customer purchasers to identify the vendors that provide the greatest level of value, as defined by both clinical effectiveness and cost of ownership across the equipment lifecycle.

Performance Improvement Consulting

Our management consulting services use a combination of data and performance analysis, demonstrated best practices and experienced consultants to reduce clinical costs and increase operational efficiency. Our focus is on delivering significant and sustainable financial and operational improvement in the following areas:

•	PPI Cost and Utilization Management: PPI costs represent approximately 40% of total supply expense of a typical hospital. PPI include expensive medical devices and implantables (e.g., stents, catheters, heart valves, pacemakers, leads, total joint implants, spine implants and bone products) in the areas of cardiology, orthopedics, neurology, and other highly advanced and innovative service lines, as well as branded pharmaceuticals. We assist healthcare providers with PPI cost reduction by providing data and utilization analyses and pricing targets, and facilitating the implementation and request for proposal processes for PPI in the following areas: cardiac rhythm management, cardiovascular surgery, orthopedic surgery, spine surgery and interventional procedures.

•	Service Line Improvement: We assist providers in evaluating their services lines and identifying areas for clinical resource improvement through a rigorous process that includes advanced data analysis of utilization, profitability and other operational metrics. Specific areas of our service line expertise include cardiac and vascular surgery, invasive cardiology and rhythm management, medical cardiology, orthopedic surgery, spine and neurology and general surgery.

Data Management and Business Intelligence

Our data management and business intelligence tools are an integral part of our spend management solutions. These tools provide transparency into expenses, identify performance deficiencies and areas for operational improvement, and allow for monitoring and measuring results. Key components include:

•	Strategic information: We provide our customers with spend management decision support and analytical services to enable them to effectively manage pricing and pricing tiers, monitor market share and identify cost-saving alternatives.

•	Customer item file services: We provide master item file services utilizing our proprietary master item file containing over 1 million different product types and models to standardize customer data for accurate spend management reporting. Our master item file used for data standardization contains approximately 4 million unique items.

•	Electronic catalog: We establish and maintain a web-based contract warehouse that provides visibility, management and control of our customer’s entire contract portfolio.

Research and Development

Our research and development, or R&D, expenditures primarily consist of our investment in software held for sale. We expended $13.9 million, $7.1 million and $5.4 million for R&D activities in 2006, 2005 and 2004, respectively, and we capitalized 48.3%, 56.5% and 46.7% of these expenses, respectively. As of September 30, 2007, our software development activities involved approximately 160 employees, including 90 developers, 42 analysts and quality assurance professionals and 28 managers.

Customers

As of September 30, 2007, our customer base included over 125 health systems and, including those that are part of our health system customers, more than 2,500 acute care hospitals and approximately 30,000 ancillary or non-acute provider locations. Our group purchasing organization has contracts with more than 1,000 manufacturers, distributors and other vendors that pay us administrative fees based on purchase volume by our healthcare provider customers. The diversity of our large customer base ensures that our success is not tied to a single healthcare provider or GPO vendor. No single customer or GPO vendor accounts for more than five percent of our total net revenue.

Sales

As of September 30, 2007, our sales team was comprised of more than 110 employees, providing national sales coverage for establishing initial customer relationships and managing existing customer relationships. Of these employees, approximately 15 senior sales executives are dedicated to enterprise sales, which we define as selling a comprehensive solution to healthcare providers. These employees generally focus their sales efforts on senior management of large healthcare providers. Product specialists, sales executives and account management staff comprise approximately 95 members of our sales team. These employees generally focus their sales efforts on technical sales, which we define as sales of individual product and services, as well as sales to smaller healthcare providers.

Strategic Business Partnerships

We complement our existing products and services and R&D activities by entering into strategic business relationships with companies whose products and services complement our solutions. For example, we maintain a strategic relationship with Foodbuy LLC, which is the nation’s largest GPO that is focused exclusively on the foodservice marketplace and manages more than $5 billion in food and food-related purchasing. Through this relationship, customers of our group purchasing organization have access to

Foodbuy’s contract portfolio and related suite of procurement services. Under our arrangement with Foodbuy, we receive a portion of the administrative fees paid to Foodbuy on sales of goods and services to our healthcare provider customers. We also have co-marketing arrangements with entities whose products and services, such as point of admission patient eligibility verification and accounts receivables purchasing, complement our revenue cycle management solutions.

In addition to our employed sales force, we maintain business relationships with a wide range of group purchasing organizations and other marketing affiliates that market or support our products or services. We refer to these individuals and organizations as affiliates or affiliate partners. These affiliate partners, which typically provide a limited number of services on a regional basis, are responsible for the recruitment and direct management of healthcare providers in both the acute care and alternate site markets. Through our relationship with these affiliate partners, we are able to offer a range of solutions to these providers, including both spend management and revenue cycle management products and services, with minimal investment in additional time and resources. Our affiliate relationships provide a cost-effective way to serve the fragmented market comprised of ancillary care institutions.

Competition

The market for our products and services is fragmented, intensely competitive and characterized by the frequent introduction of new products and services, and by rapidly evolving industry standards, technology and customer needs. We have experienced and expect to continue to experience intense competition from a number of companies.

Our revenue cycle management solutions compete with products and services provided by large, well-financed and technologically-sophisticated entities, including: information technology providers such as McKesson Corporation, Siemens Corporation, Medical Information Technology, Inc. and Eclipsys Corporation; consulting firms such as Accenture Ltd., The Advisory Board Company, Deloitte & Touche LLP, Ernst & Young LLP, and Navigant Consulting, Inc.; and providers of niche products and services, such as CareMedic Systems, Inc., Accuro Healthcare Solutions Inc. and The SSI Group, Inc. We also compete with hundreds of smaller niche companies.

Within the Spend Management segment, our primary competitors are GPOs. There are more than 600 GPOs in the United States, of which approximately 30 negotiate sizeable contracts for their customers, while the remaining GPOs negotiate minor agreements with regional vendors for services. Seven GPOs, including us, account for approximately 85 percent of the market. We primarily compete with Novation, LLC, Premier, Inc., Broadlane, HealthTrust LLC and Amerinet.

We compete on the basis of several factors, including:

•	ability to deliver financial improvement and return on investment through the use of products and services;

•	breadth, depth and quality of product and service offerings;

•	quality and reliability of services, including customer support;

•	ease of use and convenience;

•	ability to integrate services with existing technology;

•	price; and

•	brand recognition.

We believe that our ability to deliver measurable financial improvement and the breadth of our full suite of solutions give us a competitive advantage. However, many of our competitors, including certain GPOs, may be more established, benefit from greater name recognition, have larger customer bases, have substantially greater financial, technical and marketing resources, and have proprietary technology that differentiates their product and service offerings from ours. As a result of these competitive advantages, our competitors may be able to respond more quickly to market forces, undertake more extensive marketing campaigns for their brands, products and services and make more attractive offers to customers. In addition, most GPOs are owned by the provider-customers of the GPO, which may enable our competitors to distinguish themselves on that basis. Moreover, we expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries.

Government Regulation

General

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new federal and state laws and regulations affecting the healthcare industry could create unexpected liabilities for us, could cause us or our customers to incur additional costs and could restrict our or our customer’s operations. Many healthcare laws are complex, and their application to us, our customers or the specific services and relationships we have with our customers are not always clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the comprehensive products and revenue cycle management and spend management solutions that we provide, and these laws and regulations may be applied to our products and services in ways that we do not anticipate. Our failure to accurately anticipate the application of these laws and regulations, or our other failure to comply, could create liability for us, result in adverse publicity and negatively affect our business.

Civil and Criminal Fraud and Abuse Laws

A number of federal and state laws, commonly known as fraud and abuse laws, are used to prosecute hospitals, physicians, healthcare providers and others that submit claims to federal or state healthcare program and, in some instances, private or commercial health plans for products or services that: are not provided; have been inadequately provided; are billed in an incorrect manner or other than as actually provided; are not medically necessary; are provided by an improper person; are accompanied by an illegal inducement to utilize or refrain from utilizing a service or product; or are billed or coded in a manner that does not otherwise comply with applicable governmental requirements. Federal and state governments have a range of criminal, civil and administrative sanctions available to penalize and remediate healthcare fraud and abuse, including exclusion of the provider from participation in the Medicare and Medicaid programs, fines, criminal and civil monetary penalties and suspension of payments and, in the case of individuals, imprisonment. Given the breadth of these laws and regulations, they are applicable to our customers and potentially applicable to our business and to the financial arrangements through which we market, sell and distribute our products and services. These laws and regulations include:

Anti-Kickback Laws:  Provisions in Title XI of the Social Security Act, commonly referred to as the Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. Violation of the Anti-Kickback Statute is a felony, and sanctions for each violation include imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered, and exclusion from federal healthcare programs (including Medicare and Medicaid). Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals which are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan.

The U.S. Department of Health & Human Services, or HHS, created certain safe harbor regulations which, if fully complied with, ensure parties to a particular arrangement covered by the safe harbor that they will not be prosecuted under the Anti-Kickback Statute. We attempt to structure our sales of products and services to customers in a manner that meets the terms of the discount safe harbor set forth at 42 C.F.R.

§ 1001.952(h). We attempt to structure our group purchasing services and pricing discount arrangements with manufacturers, vendors and distributors to meet the terms of the safe harbor for group purchasing organizations set forth at 42 C.F.R. § 1001.952(j). Although full compliance with the provisions of a safe harbor ensures against prosecution under the Anti-Kickback Statute, failure of a transaction or arrangement to fit within a safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued.

We believe that our contracts and arrangements with our customers should not be found to violate the Anti-Kickback Statute or similar state laws. We cannot guarantee, however, that these laws will ultimately be enforced in a manner consistent with our interpretation. If we are found to be in violation of the Anti-Kickback Statute we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid.

False Claims and Fraud:  There are numerous federal and state laws that forbid submission or “causing the submission” of false or fraudulent information or the failure to disclose information in connection with the submission and payment of claims for reimbursement to Medicare, Medicaid, federal healthcare programs or private health plans. These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. For example, one federal false claim law forbids knowing submission or causing the submission to government programs of false claims for reimbursement for medical items or services. Under this law, knowledge may consist of willful ignorance or reckless disregard of falsity. How these concepts apply to products and services such as ours, which provide customers with certain automated processes for reporting costs and submitting claims, has not been well defined in the regulations or relevant case law. As a result, we could be subject to allegations that errors with respect to the formatting, preparation or transmission of such cost reports or claims due to our products or consulting services caused our customers to submit a false claim. The submission or causing the submission of false claims to a federal or state healthcare program could lead to the imposition of civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in state and federally funded healthcare programs, including the Medicare and Medicaid programs.

Under the Federal False Claims Act and many similar state false claims acts, an action can be initiated by the government or by a private party on behalf of the government. These private parties, qui tam relators or whistleblowers, are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years. The use of private enforcement actions against healthcare providers has increased dramatically, in part because the relators are entitled to share in a portion of any settlement or judgment. This development has increased the risk that a healthcare company will have to defend a false claims action, pay fines or settlement amounts or be excluded from the Medicare and Medicaid programs and other federal and state healthcare programs as a result of an investigation arising out of false claims laws. Due to the complexity of regulations applicable to our industry, we cannot guarantee that we will not in the future be the subject of any actions under the Federal False Claims Act or similar state law.

HIPAA created two new federal crimes effective as of August 1996: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA applies to any healthcare benefit plan, not just to entities submitting claims to Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice, or DOJ, and provided enhanced resources to support the activities and responsibilities of the HHS Office of Inspector General and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment. In addition, HIPAA mandates the adoption of standards for the electronic exchange of health information, as described below in greater detail.

Privacy and Security Laws.  HIPAA contains substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. These are embodied in the Privacy Rule and Security Rule portions of HIPAA. The HIPAA Privacy Rule prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rule. The Privacy Rule imposes a complex system of requirements on covered entities for complying with this basic standard. Under the HIPAA Security Rule, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

The HIPAA Privacy and Security Rules apply directly to covered entities, such as our customers who are healthcare providers that engage in HIPAA-defined standard electronic transactions. Because some of our customers disclose protected health information to us so that we may use that information to provide certain consulting or other services to those customers, we are business associates of those customers. In order to provide customers with services that involve the use or disclosure of protected health information, the HIPAA Privacy and Security Rules require us to enter into business associate agreements with our customers. Such agreements must, among other things, provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that we will implement reasonable administrative, physical and technical safeguards to protect such information from misuse;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and other inappropriate uses or disclosures of the information; and

•	that we will assist the covered entity with certain of its duties under the Privacy Rule.

Transaction Requirements.  In addition to the Privacy and Security Rules, HIPAA also requires that certain electronic transactions related to healthcare billing be conducted using prescribed electronic formats. For example, claims for reimbursement that are transmitted electronically to payers must comply with specific formatting standards, and these standards apply whether the payer is a government or a private entity. As covered entities subject to HIPAA, our customers must meet these requirements, and therefore, we must structure and provide our services in a way that supports our customers’ HIPAA compliance obligations.

State Laws.  In addition to the HIPAA Privacy and Security Rules, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we must comply with them.

Antitrust Laws

The Sherman Act and related antitrust laws prohibit contracts in restraint of trade or other activities that are designed to or that have the effect of reducing competition in the market. The federal antitrust laws promote fair competition in business and are intended to create a level playing field so that both small and large companies are able to compete in the market. The antitrust laws are complex laws that generally prohibit discussions, conspiracies and agreements between competitors that can unreasonably restrain trade. In 1993, the Department of Justice and the Federal Trade Commission issued guidelines specifically designed to help group purchasing organizations gauge whether a particular purchasing arrangement may raise antitrust problems or whether the arrangement falls within an “antitrust safety zone,” which reduces the risk that the arrangement will be challenged by the government as anticompetitive.

We have attempted to structure our contracts and pricing arrangements in accordance with the 1993 guidelines and believe that our contracts and pricing arrangements should not be found to violate the antitrust laws.

In light of the fact that the group purchasing industry has previously been under review by the Senate and the Office of Inspector General for the U.S. Department of Health & Human Services, we cannot guarantee that these laws will ultimately be enforced in a manner consistent with our interpretation. If we are found to be in violation of the antitrust laws we could be subject to civil and criminal penalties. The occurrence of any of these events could significantly harm our business and financial condition.

Governmental Audits

Because we act as a group purchasing organization for healthcare providers that participate in governmental programs, our group purchasing services have in the past and may again in the future be subject to periodic surveys and audits by governmental entities or contractors for compliance with Medicare and Medicaid standards and requirements. We will continue to respond to these government reviews and audits but cannot predict what the outcome of any future audits may be or whether the results of any audits could significantly or negatively impact our operations or business.

Compliance Department

We have developed a compliance program that is designed to ensure that our operations are conducted in compliance with applicable laws and regulations and, if violations occur, to promote early detection and prompt resolution. These objectives are achieved through education, monitoring, disciplinary action and other remedial measures we believe to be appropriate. We provide all of our employees with a compliance manual that has been developed to communicate our code of conduct, standards of conduct, and compliance policies and procedures, as well as policies for monitoring, reporting and responding to compliance issues. We also provide all of our employees with a toll-free number and Internet website address in order to report any compliance or privacy concerns.

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We generally control access to, and the use of, our proprietary software and other confidential information. This protection is accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and through a combination of U.S. and international copyright laws. We license some of our software pursuant to agreements that impose restrictions on our customers’ ability to use such software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by relying on non-disclosure and assignment of intellectual property agreements with our employees and consultants that acknowledge our exclusive ownership of all intellectual property developed by the individual during the course of his or her work with us. The agreements also require that each person maintain the confidentiality of all proprietary information disclosed to them.

We incorporate a number of third party software programs into certain of our software and information technology platforms pursuant to license agreements. Some of this software is proprietary and some is open source. We use third-party software to, among other things, maintain and enhance content generation and delivery, and support our technology infrastructure.

As of September 30, 2007, we have three U.S. patent applications pending with respect to the technology and workflow processes underlying our core service offerings. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims with respect to this technology. The exact effect of the protection of these patents, if issued, cannot be predicted with certainty.

We have registered, or have pending applications for the registration of, certain of our trademarks. We actively manage our trademark portfolio, maintain long standing trademarks that are in use, and file applications for trademark registrations for new brands in all relevant jurisdictions.

Legal Proceedings

In addition to the Med-Data dispute noted below, from time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any other legal proceedings, the outcome of which, if determined adversely to us, would have a material adverse affect on our business, operating results or financial condition.

On July 18, 2005, we, through our wholly owned subsidiary Project Metro Acquisition, LLC, acquired certain assets and liabilities of Med-Data for approximately $3,378,000 in cash (including approximately $144,000 in acquisition costs). The asset purchase agreement included provisions for additional acquisition consideration contingent on earn-out thresholds defined in the agreement. The Med-Data contingency period ended June 30, 2007, and on September 25, 2007, we provided notice to the former owner of the Med-Data business indicating that we do not believe any additional payment is due. The former owner of Med-Data disputed our earn-out calculation made under the asset purchase agreement, alleged that we failed to fulfill our contractual obligations with respect to the earn-out and stated that she intends to file a complaint in federal court with respect to these matters. We refute these allegations and intend to vigorously defend ourself. The maximum earn-out payable under the asset purchase agreement is $4 million.

Management, Employees and Contractors

As of September 30, 2007, we had approximately 1,150 full time employees, including approximately 120 in sales and marketing, 160 in research and development and 870 in general and administrative functions. Our workforce is non-unionized. We have had no work stoppages and we believe that relations with our employees are generally good.

Facilities and Property

We do not own any real property and lease our existing facilities. Our principal executive offices are located in leased office space in Alpharetta, Georgia. These facilities accommodate research, marketing and sales, information technology, administration, training, graphic services and operations personnel. We lease office space to support our operations in the following locations:

		Principal
	Floor Area	Business Function
Location	(Sq. Feet)	or Segment	End of Term	Renewal Option

Alpharetta, Georgia	17,013	Corporate	November 30, 2013	Period of five additional years
Alpharetta, Georgia	57,419	Revenue Cycle	November 30, 2013	Period of five
		Management		additional years
Atlanta, Georgia	7,712	Spend Management	December 31, 2012	None
Bridgeton, Missouri	23,101	Spend Management	May 31, 2008	Period of additional 30 months
Cape Girardeau, Missouri	58,664	Spend Management	July 31, 2017	None
Cape Girardeau, Missouri	1,798	Spend Management	July 31, 2008	Period of three additional years
El Segundo, California	31,536	Revenue Cycle	December 14, 2017	Period of additional five years
		Management/Spend
		Management
Englewood, Colorado	6,026	Spend Management	November 30, 2008	None
Franklin, Tennessee	7,081	Spend Management	February 28, 2008	None
Knoxville, Tennessee	2,779	Spend Management	December 31, 2011	Period of one additional year
Mahwah, New Jersey	18,000	Revenue Cycle	Month to Month	None
		Management
Mahwah, New Jersey	20,000	Revenue Cycle	June 30, 2010	Period of five
		Management		additional years
Mandeville, Louisiana	7,200	Revenue Cycle	December 31, 2010	Period of five

Principal
	Floor Area	Business Function
Location	(Sq. Feet)	or Segment	End of Term	Renewal Option

		Management		additional years
Nashville, Tennessee	10,962	Revenue Cycle	July 31, 2011	Two periods of five
		Management		additional years
Richardson, Texas	24,959	Revenue Cycle	November 1, 2012	Period of five
		Management		additional years

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of September 30, 2007:

Name	Age	Position

John A. Bardis	51	Director (Chairman), President and Chief Executive Officer
Rand A. Ballard(3)	52	Director, Chief Operating Officer and Chief Customer Officer
L. Neil Hunn	35	Senior Vice President and Chief Financial Officer
Jonathan H. Glenn	57	Executive Vice President and Chief Legal and Administrative Officer
Scott E. Gressett	38	Senior Vice President and Chief Accounting Officer
Harris Hyman IV(1)	47	Director
Vernon R. Loucks, Jr.	72	Director
Terrence J. Mulligan(2)(3)	62	Director (Vice-Chairman)
Earl H. Norman	70	Director
C.A. Lance Piccolo(2)(3)	67	Director
John C. Rutherford(2)	58	Director
Samantha Trotman Burman(1)	40	Director
Bruce F. Wesson(1)	65	Director (Vice-Chairman)

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Nominating and Corporate Governance Committee.

John A. Bardis is the founder and has been Chairman, President and Chief Executive Officer of MedAssets, Inc. since its founding in June 1999. From 1978 to 1987 Mr. Bardis held several senior management positions with American Hospital Supply and Baxter International, including those of Vice President of Baxter’s Operating Room Division and General Manager of the Eastern Zone. In 1987, Mr. Bardis joined Kinetic Concepts, Inc. At the time of his departure as President in 1992, Kinetic Concepts was the largest specialty bed and medical equipment rental company in the United States. From 1992 to 1997, Mr. Bardis was President and CEO of TheraTx, Inc., a leading provider of rehabilitation services and operator of skilled nursing and post-acute care facilities. Mr. Bardis graduated with a B.S. in Business from the University of Arizona. He serves on the board of USA wrestling, the national governing body for amateur wrestling, and the Health Careers Foundation. Mr. Bardis has also been named Team Leader of the U.S. Greco-Roman Wrestling Team for the 2008 Beijing Olympics.

Rand A. Ballard has served as our Executive Vice President, Chief Operating Officer and Chief Customer Officer since October 2006. Prior to serving as our Chief Operating Officer, Mr. Ballard served as President of Supply Chain Systems Inc. and led our sales team. Prior to joining MedAssets in November 1999, Mr. Ballard’s most recent experience was as Vice President, Health Systems Supplier Economics and Distribution for Cardinal Healthcare. Mr. Ballard holds an M.B.A. from Pacific Lutheran University with a triple major in finance, operations, and marketing. He was a deans’ list undergraduate at the U.S. Military Academy at West Point and holds a Bachelor of Science degree with concentration in nuclear physics, nuclear engineering, and business law. In addition to his position at MedAssets, Mr. Ballard serves as Chairman of the Board of the Meals on Wheels Association of America Foundation, Chairman Elect of Healthcare Industry Group Purchasing Association (HIGPA), and is Vice President of Health Careers Foundation, a non-profit organization providing scholarships and low interest loans to non-traditional students pursuing a degree in the healthcare field.

L. Neil Hunn has served as our Chief Financial Officer since June 2007. Mr. Hunn joined MedAssets as Vice President of Business Development in October 2001 and was named Senior Vice President of Business Development in 2005. Later, Mr. Hunn served as President, MedAssets Net Revenue Systems. Prior to joining MedAssets, Mr. Hunn worked for CMGI, Inc., the Parthenon Group, and Deloitte Consulting. Mr. Hunn received his M.B.A. from Harvard University in 1998 and graduated summa cum laude from Miami University (Ohio) with degrees in Finance and Accounting.

Jonathan H. Glenn has served as our Chief Legal and Administrative Officer since March 2000. From 1998 until joining MedAssets, Mr. Glenn was a principal of The Vine Group, LLC, a business consulting firm concentrating on healthcare and information technology. From 1994 until March 1997, Mr. Glenn served as Vice President and General Counsel of TheraTx, Inc. Mr. Glenn received his law degree from the University of Virginia School of Law.

Scott E. Gressett has served our Chief Accounting Officer since June 2007. Mr. Gressett joined MedAssets at its founding in 1999 as Vice President of Finance and Corporate Controller and served in such capacity until he was named Senior Vice President of Finance in October 2004. From 1995 until June 1999, Mr. Gressett held Controller positions with companies in the manufacturing and family entertainment industries. In addition, Mr. Gressett has previously worked for Ernst & Young, LLP serving clients in the healthcare and manufacturing industries. Mr. Gressett is a Certified Public Accountant and graduated cum laude from Texas A&M University with a degree in Accounting.

Harris Hyman IV has served as one of our directors and a member of the Audit Committee of the Board of Directors since March 2005. From 2003 to 2007, Mr. Hyman served as a General Partner of Grotech Capital Group, a private equity firm where he was responsible for the firm’s healthcare investment activity. Prior to 2003, Mr. Hyman was a Managing Director of Credit Suisse First Boston, where he served as Co-Head of Healthcare Mergers and Acquisitions. Mr. Hyman serves on the Board of Directors of United BioSource Corporation and Pelican Life Sciences. Mr. Hyman received a B.S.E. degree, magna cum laude, from Princeton University and an M.B.A. from Harvard Business School.

Vernon R. Loucks, Jr. has served as a director since September 2007. Mr. Loucks is Chairman of the Board of the Aethena Group, LLC, a health care merchant banking firm. Mr. Loucks is the retired chairman of Baxter International Inc., a healthcare company with operations in over 100 countries, where he held the title of chief executive officer from 1980 through 1998 and chairman of the board from 1987 through 1999. Mr. Loucks has also served as CEO of Segway LLC and Senior Fellow of the Yale Corporation and is currently a director of Affymetrix, Inc., Anheuser-Busch Companies, Inc., Edwards Lifesciences Corp., Emerson Electric Co., Pain Therapeutics, Inc. and Segway LLC. Mr. Loucks holds a bachelor’s degree in history from Yale University, a master’s degree from the Harvard Graduate School of Business Administration and is a veteran of the U.S. Marine Corps.

Terrence J. Mulligan has served as one of our directors since June 1999, and currently serves as Vice-Chairman of MedAssets Board of Directors, and Chairman of our Senior Advisory Board. Additionally, he serves as Chairman of the Compensation Committee and Chairman of the Governance and Nominating Committees. Mr. Mulligan retired in 1996 from Baxter International after serving 26 years with the company where he was Group Vice-President of Health Systems, and prior to that he was Senior Vice-President of Corporate Sales and Marketing. He was a member of the Senior Management Committee and Operating Management Committee at Baxter International. Mr. Mulligan serves on the Board of Visitors of the Henry B. Tippie College of Business, The University of Iowa. Mr. Mulligan holds a B.S.S.E. from The University of Iowa.

Earl H. Norman has served as one of our directors since our acquisition of Health Services Corporation of America in May 2001. Mr. Norman began his healthcare career in 1969 with the founding of what eventually became Health Services Corporation of America. In 1990, Mr. Norman founded Health Careers Foundation, an independent not-for-profit public foundation that provides financial assistance to individuals pursuing a healthcare education, and continues to serve as a board member. Mr. Norman has served as the CEO and Board Chairman of Benton Hill Investment Company, a developer of commercial real estate since

May 2001 and is the owner of Lorimont Place Ltd., a commercial real estate company in Cape Girardeau, Missouri.

C.A. Lance Piccolo has served as one of our directors since April 2004. Mr. Piccolo is the President and Chief Executive Officer of HealthPic Consultants, Inc., a private consulting company, since September 1996. From August 1992 until September 1996, he was Chairman of the Board and Chief Executive Officer of Caremark International Inc. Mr. Piccolo serves on the board of directors of American TeleCare, Chemtura Corporation, CVS Caremark Corporation, Lake Forest Hospital Foundation, NovaMed, Inc. and Physiotherapy Corporation. He is a member of the board of trustees of the University of Chicago Hospitals and the Kellogg Graduate School of Management Advisory Board of Northwestern University. Mr. Piccolo holds a Bachelor of Science degree from Boston University.

John C. Rutherford has served as one of our directors and has served as a member of the Compensation Committee of the Board of Directors since August 1999. From 1998 to the present, Mr. Rutherford has served as a Managing Partner of Parthenon Capital, a private equity investment firm. From 1991 to 1998, Mr. Rutherford was the Chairman of the Parthenon Group, a consulting firm. A native of Wellington, New Zealand, Mr. Rutherford holds a B.E. (1st Class Honors) degree from the University of Canterbury, an M.S. in Computer Science from the University of Connecticut and an M.B.A. from Harvard Business School.

Samantha Trotman Burman has served as one of our directors since August 1999 and has served as a member of the Audit Committee of the Board of Directors since January 2000. From 1998 to 2003, Samantha worked as a Principal and then Partner at Parthenon Capital, a Boston-based private equity investment firm. From 1996 to 1998, Mrs. Burman served as Chief Financial Officer of Physicians Quality Care, a physician practice management firm. She served as an Associate at Bain Capital, a private equity investment firm, from 1993 to 1996. Samantha holds a M. Eng. and B.A. from Cambridge University in England, as well as, an M.B.A. with Distinction from Harvard Business School.

Bruce F. Wesson has served as one of our directors since June 1999 and currently serves as Vice-Chairman of our Board of Directors and Chairman of the Audit Committee of the Board of Directors. Mr. Wesson has been a Partner of Galen Associates, a healthcare venture firm, and a General Partner of Galen Partners III, L.P. since January 1991. Prior to his association with Galen, Mr. Wesson served as Senior Vice President and Managing Director in the Corporate Finance Division of Smith Barney, an investment banking firm. He currently serves as Chairman of Qmed, Inc. and is a director for Chemtura Corporation, Derma Sciences, Inc., Acura Pharmaceuticals, Inc., and several privately held companies. Mr. Wesson holds a B.A. from Colgate University and a M.B.A. from Columbia Graduate Business School.

Term of Directors and Composition of Board of Directors

Upon the closing of the offering, our board of directors will consist of ten directors. In accordance with the terms of our amended and restated certificate of incorporation, our board of directors will be divided into three staggered classes of directors of, as nearly as possible, the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

•	the Class I directors’ term will expire at the annual meeting of stockholders to be held in 2008 (our Class I directors are Messrs. Loucks, Norman, Rutherford and Mrs. Burman);

•	the Class II directors’ term will expire at the annual meeting of stockholders to be held in 2009 (our Class II directors are Messrs. Ballard, Piccolo and Wesson); and

•	the Class III directors’ term will expire at the annual meeting of stockholders to be held in 2010 (our Class III directors are Messrs. Bardis, Hyman and Mulligan).

Our amended and restated certificate of incorporation authorizes our board of directors to fix the number of directors to be fixed from time to time by a resolution of the majority of our board of directors. Our bylaws, which may be amended by our board of directors, provide that the number of directors will be not less than three nor more than 15. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our board of directors has determined that each of our non-management directors is “independent” as defined under the Securities Exchange Act and Nasdaq Global Select Market rules.

Term of Executive Officers

Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee. Our board may establish other committees from time to time to facilitate the management of our company.

Audit Committee.  Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee (i) assists our board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence and the performance of our internal audit function and independent auditors; (ii) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; (iii) provides a medium for consideration of matters relating to any audit issues; and (iv) prepares the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K. The members of our audit committee are Bruce Wesson, Harris Hyman and Samantha Trotman Burman. Mr. Wesson is our audit committee chair. Mrs. Burman is a financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act.

Compensation Committee.  Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also produces a report on executive officer compensation as required by the SEC to be included in our annual proxy statement or annual report on Form 10-K. The members of our compensation committee are Terrence Mulligan, John Rutherford and Lance Piccolo. Mr. Mulligan is our compensation committee chair.

Governance and Nominating Committee.  Our governance and nominating committee will oversee and assist our board of directors in identifying, reviewing and recommending nominees for election as directors; advise our board of directors with respect to board composition, procedures and committees; recommend directors to serve on each committee; oversee the evaluation of our board of directors and our management; and develop, review and recommend corporate governance guidelines. The governance and nominating committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of our governance and nominating committee are Messrs. Mulligan, Piccolo and Rand Ballard. Mr. Mulligan is our governance and nominating committee chair.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. In 2006, we did not enter into or materially modify any contractual arrangements with any member of our compensation committee or their affiliates.

Director Compensation

All members of our board of directors will be reimbursed for reasonable expenses and expenses incurred in attending meetings of our board of directors. Historically, directors have been compensated for their service on our board of directors through periodic grants of stock option awards, with the timing and specific number determined by the discretion of the board. In 2006, each director was granted an award of 20,000 options which vest in equal installments over the course of 36 months and expire ten years after the grant date. The grant date fair value of each option in the award was $4.75 for a total grant date fair value of $95,000 per director as computed in accordance with SFAS No. 123(R). The table below includes compensation information for our non-management directors for 2006.

2006 Non-Management Director Compensation Table

		Option Awards
Name of Director	Option Awards ($)(1)	Outstanding(2)

Samantha Trotman Burman	14,514	42,779
Harris Hyman IV	14,514	27,223
Vernon R. Loucks, Jr.(4)	—	—
Casey Lynch(3)	14,514	27,223
Terrence J. Mulligan	14,514	72,779
Earl H. Norman	14,514	29,446
C.A. Lance Piccolo	14,514	36,668
John C. Rutherford	14,514	29,446
Bruce F. Wesson	14,514	73,890
L. John Wilkerson(3)	14,514	29,446

(1)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each non-management director, in 2006 as well as other prior fiscal years, in accordance with SFAS No.123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. There were no actual forfeitures in 2006. These amounts reflect the accounting expense for these stock option awards and do not correspond to the actual value that may be received by the non-management directors. For information on the valuation assumptions utilized with respect to 2006 and prior year stock option grants, refer to Note 10 in our consolidated financial statements for the fiscal year ended December 31, 2006 included elsewhere in this prospectus.

(2)	This column contains the aggregate number of stock option awards for each non-management director outstanding (both vested and unvested) as of December 31, 2006.

(3)	Dr. Wilkerson is a founder and Managing Director of Galen Partners, a founding investor in the Company. He has served as a director since our founding in June 1999. His contributions to John Bardis, the management team and the Board of Directors have been invaluable. Dr. Wilkerson resigned from the board of directors on August 20, 2007, as did Casey Lynch, a partner in Parthenon Capital.

(4)	Mr. Loucks became a director in September 2007 and, therefore, earned no compensation in 2006.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

We are committed to prudent financial stewardship. Our compensation philosophy and practices reflect this commitment as we seek to align the interests and incentives of our employees with those of our investors through a pay-for-performance compensation program that serves to attract and retain outstanding people. Accordingly, the compensation of each Named Executive Officer, or NEO, is derived from the achievement of Company-wide performance objectives which are determined each year based on our operating budget.

In establishing our annual corporate performance objectives, we use the same financial metrics used by the investor representatives on our board to evaluate our performance against the performance of other investments. The specific measurements upon which compensation in 2006 was based are discussed further below.

We believe compensation plans that are tied to financial performance are the optimum way of providing incentives to each NEO. We believe these goals are linked to performance elements that are within each NEO’s control and reward behaviors which drive long-term stockholder value.

Determination of NEO Compensation

Peer Group Benchmarking

We must compete to recruit and retain each NEO. Accordingly, we benchmark ourselves against published pay survey compensation data and companies with similar characteristics, whom we refer to as the Compensation Peers. In gathering compensation information in 2006, we focused on the Compensation Peers identified below, supplemented by data readily available from published pay surveys, including surveys published by Watson Wyatt, Mercer Human Resource Consulting and other similar data providers.

•	Allscripts Healthcare Solutions

•	Altiris, Inc.

•	Ansys, Inc.

•	Ariba, Inc.

•	Blackbaud, Inc.

•	Cerner Corporation

•	Computer Programs & Systems, Inc.

•	Eclipsys, Inc.

•	Epicor Software Corporation

•	Eresearchtechnology, Inc.

•	Express Scripts Inc.

•	HealthExtras, Inc.

•	Healthways, Inc.

•	IDX Systems Corporation

•	Internet Security Systems, Inc.

•	Lawson Software, Inc.

•	Matria Healthcare, Inc.

•	Microstrategy, Inc.

•	NDCHealth Corporation

•	Per-Se Technologies, Inc.

•	Progress Software Corporation

•	Quality Systems, Inc.

•	Sapient Corporation

•	Serena Software, Inc.

•	The Trizetto Group, Inc.

•	United Surgical Partners International

•	Websense, Inc.

•	Wind River Systems, Inc.

The Compensation Peers were selected based on a number of factors, including comparable revenue size ranging between 50% and 200% of our revenue in our most recent fiscal year, companies with business models similar to ours, and other comparable companies. We take into account differences in size, market, market capitalization, earnings and revenue growth, stage of growth, and other attributes when comparing our compensation practices with those of the Compensation Peers.

We consider pay that is within 10% of the market median to be competitive for the purposes of recruiting and retaining qualified executives, although some high-performing executives may command compensation above the median in accordance with our “pay-for-performance” philosophy. Salary benchmarking and alignment are important to our overall compensation program, as each NEO’s annual incentive opportunity is denominated as a percent of salary, and is a key component of our compensation strategy to drive stockholder value through each NEO’s performance. Benefits which are generally available to all employees are analyzed annually to ensure we remain competitive.

Role of Compensation Consultants

Data on the compensation practices of the Compensation Peers is gathered from publicly available information. Because these sources traditionally have not included information with respect to target total cash compensation, our compensation committee of the board of directors utilizes a third-party compensation consulting firm, Pearl Meyer & Partners, for this purpose as well as to gather data from the pay survey sources noted above with respect to salary and annual incentive targets.

Role of the Compensation Committee and CEO

Our compensation committee oversees our overall compensation program and practices including the design of our compensation components and the actual compensation paid to each NEO. Typically Mr. Bardis meets with the compensation committee and makes initial compensation recommendations with respect to each NEO. Mr. Bardis shares with the compensation committee his evaluation of each executive with respect to recent contributions and performance, strengths and weaknesses, as well as career development and succession plans. His recommendations are based, in part, on the compensation benchmark information previously discussed, which is reviewed separately by the compensation committee. The members of the compensation committee are also able to make their own assessments of each NEO’s performance in meetings with the executives at various times during the year. The NEOs are not present at the time the recommendations are made. In each case, the compensation committee takes into account the scope of the NEO’s responsibilities and experience; considers these in the context of compensation paid by the Compensation Peers as well as other companies with which we compete; and approves compensation for each NEO, other than Mr. Bardis. With respect to Mr. Bardis, the compensation committee makes a recommendation to the board of directors, which makes the final determination concerning Mr. Bardis’ compensation.

Compensation Components

Compensation for our NEOs consists of the following elements:

•	Salary;

•	Annual cash incentive opportunities;

•	Equity awards; and

•	Other compensation.

Aggregate compensation for each NEO is designed to be competitive with executives serving in a comparable capacity at the Compensation Peers, as well as to align each NEO’s interests with the interests of our stockholders. We incorporate both short-term performance elements (salary and annual cash-based incentive opportunities) which reward the achievement of desired annual financial performance and long-term performance elements (equity awards) which reward the achievement of sustained long-term financial performance. Various forms of other compensation are also evaluated and incorporated as deemed necessary. We do not arbitrarily set a fixed weighting to any individual component of compensation, as we believe that aggregate compensation for each NEO must be specifically tailored to meet the competitive characteristics over time applicable to each NEO’s unique role, as well as the performance of the business function or unit for which each NEO is responsible.

The following chart depicts the 2006 compensation mix (based on amounts from the Summary Compensation Table below):

2006 Compensation Mix

	Salary &	Annual Cash	Equity	Other
Name of Executive	Bonus	Incentive	Awards	Compensation	Total

John A. Bardis	49%	41%	7%	3%	100%
Howard W. Deichen	53%	35%	7%	5%	100%
Rand A. Ballard	59%	22%	6%	13%	100%
Jonathan H. Glenn	64%	28%	5%	3%	100%
L. Neil Hunn	67%	23%	5%	5%	100%

Salary

Salaries for NEOs, other than Mr. Bardis, are established annually by our compensation committee. With respect to Mr. Bardis, the compensation committee makes a recommendation to the board of directors, which makes the final determination concerning Mr. Bardis’ compensation. Salaries for NEOs other than Mr. Bardis are based on his recommendations, which are in turn based on information gathered by the compensation committee’s compensation consultants, Pearl Meyer & Partners, as well as data obtained through recent recruitment efforts, if appropriate and applicable, and the internal executive compensation structure to determine both internal and external competitiveness.

In December 2005, Mr. Bardis recommended new salaries for the other NEOs and presented them to the compensation committee for approval at its February 2006 meeting. At this meeting, after performing the NEO review process as described above, the compensation committee determined that it would accept Mr. Bardis’ recommendation and increase the salaries of Mr. Glenn, Mr. Deichen, Mr. Ballard and Mr. Hunn by an average of 16.7%. Mr. Bardis’ base salary was increased by 31%. The salary increases reflect our continued success in expanding operations and increasing EBITDA as well as perceived changes in the competitive market for executive officer positions.

Annual Cash Incentive Opportunities

In 2006, the NEOs participated in our annual cash incentive opportunity program. The starting point involved the determination of a target cash incentive opportunity for each NEO, which is an amount based on a specific percentage of each NEO’s salary. Target considerations are based on analysis of the practices of the Compensation Peers.

Mr. Bardis makes target recommendations for each other NEO, although the compensation committee makes the final determination in all cases other than for Mr. Bardis, for whom the board of directors makes the final determination. Each NEO’s target is approved by the compensation committee at the end of each year for the following year, although a change in an NEO’s responsibilities or his extraordinary performance during the year could result in the compensation committee acting to modify his target (i.e. the percentage of salary). The following chart shows each NEO’s target cash incentive opportunity for 2006 (stated as a percentage of salary).

2006 Target
Name of Executive	Cash Incentive
(As a % of salary)

John A. Bardis	60%
Howard W. Deichen	43%
Rand A. Ballard	50%
Jonathan H. Glenn	37%
L. Neil Hunn	25%

Each NEO earned his cash incentive payment based on the degree to which certain of our annual financial performance objectives described below were achieved (subject to adjustment by the compensation committee).

For Messrs. Bardis, Deichen, Glenn and Hunn in 2006, 50% of their target cash incentive was based on achievement of 2006 budgeted consolidated EBITDA and 50% was based on achievement of 2006 budgeted signed Spend Management bookings from new customers. Regarding 2006 budgeted consolidated EBITDA, achievement of a minimum level of performance (90% of budgeted consolidated EBITDA) was required to fund the plan. Upon achievement of 90% of budgeted consolidated EBITDA, the plan paid at 25% of the target cash incentive. Upon achievement of budgeted consolidated EBITDA in excess of 100% of plan, 7.3% of the over-achievement amount would be allocated as an additional incentive payment to key employees, including NEOs. Regarding 2006 budgeted signed Spend Management bookings, funding began if two-thirds of the target was achieved, plus an additional 3.6% of incremental signed Spend Management bookings would be funded for over-achievement above the target and allocated to key employees, including NEOs.

For Mr. Ballard in 2006, 50% of his target cash incentive was based on achievement of 2006 budgeted Spend Management EBITDA, determined without allocation of corporate expenses, and 50% was based on achievement of 2006 budgeted signed Spend Management bookings from new customers. Regarding 2006 budgeted Spend Management EBITDA, determined without allocation of corporate expenses, achievement of a minimum level of performance (90% of budgeted Spend Management EBITDA determined, without allocation of corporate expenses,) was required to fund the plan. Upon achievement of 90% of budgeted Spend Management EBITDA, the plan paid at 25% of the target cash incentive. Upon achievement of budgeted Spend Management EBITDA in excess of 100% of plan, 12.7% of the over-achievement amount would be allocated as an additional incentive payment to key employees, including Mr. Ballard. Regarding 2006 budgeted signed Spend Management bookings, funding began if two-thirds of the target was achieved, plus an additional 6.4% of incremental new Spend Management bookings would be funded for over-achievement above the target and allocated to key employees, including Mr. Ballard.

For 2006, as with other previous years, the achievement of budgeted EBITDA targets was after adjustments to take into account certain significant non-recurring and non-cash items impacting EBITDA. As such, Adjusted EBITDA was utilized and compared to budgeted EBITDA during this analysis. Similarly, significant re-sign revenue, new sign revenue, and the impact of any revenue deferrals were all taken into account to determine the achievement of actual adjusted revenue targets.

The compensation committee, in its discretion, may make adjustments to an NEO’s cash incentive payout. Additionally, the compensation committee, in its discretion, may also choose to authorize that additional cash awards be provided to NEOs for outstanding individual performance, which constitutes significant accomplishments achieved in part or in full by the NEO helping to advance the business. For 2006, as with prior years, individual performance goals and objectives were not formally pre-established and documented for each NEO. Rather, the compensation committee’s review involved obtaining an understanding of the specific significant contributions made by each NEO.

Actual cash incentives earned pursuant to the annual cash incentive opportunities for each NEO for 2006 are shown in the 2006 Summary Compensation Table and associated notes below, as well as, any additional discretionary cash awards authorized based on outstanding individual performance, including the specific significant accomplishments of each NEO which were considered by the compensation committee.

Equity Awards

Historically, we have used equity compensation in the form of stock options awards to motivate and reward our NEOs for the achievement of sustained financial performance and the enhancement of stockholder value. Award size and frequency are reviewed annually and are based on competitiveness with the previously defined competitive market as well as each NEO’s demonstrated level of performance over time. In making individual awards, the compensation committee considers the recent performance of each NEO, the value of the NEO’s previous awards and our views on NEO retention and succession planning.

Equity awards are granted pursuant to our 2004 Long-Term Incentive Plan, which was originally adopted by our board of directors and approved by stockholders in 2004. The 2004 Long-Term Incentive Plan provides for the issuance of equity grants based on individual performance and, in 2006, options to purchase 327,000 shares of common stock were granted for this purpose, including 132,000 allocated to NEOs.

As with cash compensation, Mr. Bardis recommends equity awards for each other NEO to the compensation committee for its consideration. Recommendations are typically made at the compensation committee’s scheduled meeting in April of each year. Equity awards typically fall into three categories for NEOs:

•	annual awards based upon individual performance;

•	awards for new hires; and

•	awards related to promotions.

For 2006, as with prior years, individual performance goals and objectives were not formally pre-established and documented for each NEO. Rather, the compensation committee’s review involved obtaining an understanding of the historic and recent specific significant contributions made by each NEO. See the “2006 Grants of Plan-Based Awards” table below for stock option awards granted to NEOs in 2006 and associated footnotes for a description of the specific individual contributions of each NEO which were considered by the compensation committee (in addition to other factors as listed above) during its evaluation process. See the “Outstanding Equity Awards Table (as of December 31, 2006)” for all outstanding NEO equity award grants.

Other Compensation

Retirement and Other Benefits.  The MedAssets, Inc. Retirement Savings Plan, or the Savings Plan, is a tax-deferred qualified defined contribution retirement savings plan in which the NEOs are eligible to participate along with other employees. The Savings Plan has the following major provisions:

•	contributions are made on a tax-deferred basis;

•	for 2006, participants could contribute up to $15,000 of total compensation if under the age of 50 or $20,000 if age 50 or older;

•	contributions are limited and governed by the Internal Revenue Code of 1986, as amended, or the Code;

•	we matched 100% of the first three percent of an NEO’s base pay contributed by the NEO to the Savings Plan; and

•	all NEO contributions vest immediately; our matching contribution vests equally over a 5-year period starting with the participant’s date of hire.

We do not have any other deferred compensation or supplemental executive retirement plans.

Perquisites.  We provide certain perquisites to certain NEO’s, which are limited to those we and the compensation committee believe are reasonable and consistent with our overall compensation program and necessary to remain competitive. The dollar value of these benefits constitute a small percentage of each NEO’s total compensation and include the following for 2006:

•	Matching contributions pursuant to the MedAssets Savings Plan;

•	Life and disability insurance payments;

•	Tax gross-up for retention bonuses;

•	Financial counseling and tax preparation services;

•	Auto allowance;

•	Membership to local country clubs;

•	Medical screening costs for health purposes; and

•	Relocation costs.

The dollar value of these perquisites is described in the supplemental table entitled “All Other Compensation Table” presented below.

Annual Cash Incentive Opportunities — 2007

The following is a summary of the cash incentive opportunities which can be earned by our 2006 NEOs in 2007 based on the achievement of the financial performance objectives described below (subject to adjustment based on the discretion of the compensation committee):

100% of each NEO’s target cash incentive is based on achievement of 2007 budgeted consolidated Adjusted EBITDA. Achievement of a minimum level of performance (87% of budgeted consolidated Adjusted EBITDA) is required to fund the plan. Upon achievement of 87% of budgeted consolidated Adjusted EBITDA, the plan pays at 25% of the target cash incentive. Upon achievement of budgeted consolidated Adjusted EBITDA in excess of 100% of plan, 10% of the over-achievement amount would be allocated as an additional incentive payment to key employees, including NEOs.

Since the budgeted consolidated Adjusted EBITDA for 2007 is highly sensitive data, we do not disclose specific budgeted amounts and targets because we believe that such disclosure would result in serious competitive harm.

Employment Agreements

On August 21, 2007, we entered into employment agreements with Messrs. Bardis, Ballard, Glenn and Hunn in order to help drive long term retention of these key executives and provide compensation for a potential change in control in the future. For Messrs. Bardis and Ballard, these agreements replace their existing agreements. The material terms of the new employment agreements are as follows:

•	The agreements contain an initial three-year (or, in the case of Messrs. Glenn and Hunn, two-year) term with an automatic one-year extension each year thereafter unless either party provides written notice to the other of its intention not to renew the agreement at least 12 months prior to the expiration of the then-current term.

•	The agreements provide for a base annual salary of $400,000 for Mr. Bardis, $305,000 for Mr. Ballard, $250,000 for Mr. Hunn and $240,000 for Mr. Glenn, in each case subject to increase as may be approved by the Chief Executive Officer or the compensation committee.

•	Each NEO shall be eligible to participate in an annual cash incentive plan established by the board of directors in respect of each fiscal year during the employment term, with an annual target cash incentive of 60% of base salary in the case of Mr. Bardis, 50% of base salary for Mr. Ballard, 40% of base salary in the case of Mr. Hunn and 37% of base salary in the case of Mr. Glenn.

•	In the event that an NEO’s employment is terminated by us without “cause” or by the NEO with “good reason” within the two-year period following a change in control, the NEO will be entitled to, subject to the execution of a release, (i) full vesting of all equity awards, (ii) three times (or, in the case of Messrs. Glenn and Hunn, two times) salary and target annual cash incentive payments, and (iii) payment of COBRA premiums for the lesser of 18 months or the remaining term of employment.

•	In the event that an NEO’s employment is terminated by us without “cause” or by the NEO with “good reason” at any time (other than during the two years following a change in control), the NEO will be entitled to, subject to the execution of a release, (i) two times (or, in the case of Messrs. Glenn and Hunn, one year of) salary and target annual cash incentive payments, and (ii) payment of COBRA premiums for the lesser of 18 months or the remaining term of employment.

•	In the event that any payment under the agreements constitutes an “excess parachute payment” under Section 280G of the Internal Revenue Code, the NEOs are entitled to a gross-up payment to cover the 20% excise tax which may be imposed on such payment pursuant to Section 4999 of the Internal Revenue Code.

The employment agreements also contain standard confidentiality provisions and subject the NEOs to non-competition and non-solicitation obligations during the term of employment and for 36 months in the case of Mr. Bardis, 60 months in the case of Mr. Ballard, and 24 months in the cases of Messrs. Glenn and Hunn following termination of employment for any reason.

Compensation of Executive Officers

The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our chief executive officer, chief financial officer and each of the three other most highly compensated executive officers who earned more than $100,000 in salary and bonus during 2006 (collectively, the Named Executive Officers):

2006 Summary Compensation Table

Annual Compensation

				Option	Non-Equity	All Other
	Fiscal	Salary	Bonus	Award(s)	Incentive Plan	Compensation
Name and Position	Year	($)	($)(1)	($)(2)	Compensation ($)(3)	($)(4)	Total ($)

John A. Bardis	2006	400,000	—	58,902	335,600	18,802	813,304
Chairman of the Board, Chief Executive Officer and President
Howard W. Deichen(5)	2006	290,000	—	39,456	193,393	27,208	550,057
Executive Vice President and Chief Financial Officer
Rand A. Ballard	2006	305,000	300,000	58,902	223,588	138,264	1,025,754
Chief Operating Officer and Chief Customer Officer
Jonathan H. Glenn	2006	240,000	—	19,728	105,672	9,482	374,882
Executive Vice President and Chief Legal and Administrative Officer
L. Neil Hunn(6)	2006	194,096	—	14,796	67,744	13,002	289,638
Senior Vice President, Business Development

(1)	As described below, Mr. Ballard entered into an employment agreement in April 2006 which was superseded by the employment agreement entered into on August 21, 2007. In connection with the agreement, Mr. Ballard was paid a conditional retention bonus of $300,000 plus a $107,886 conditional tax gross-up amount, which amounts are subject to forfeiture if Mr. Ballard terminates his employment with the Company prior to completion of five years of service from April 2006. The tax gross-up amount is included in the All Other Compensation column for Mr. Ballard above. For more information on Mr. Ballard’s agreement, refer to “Employment Agreements” above.

(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each NEO, in 2006 as well as other prior fiscal years, in accordance with SFAS No. 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. There were no actual forfeitures in 2006. These amounts reflect the accounting expense for these stock option awards and do not correspond to the actual value that may be received by the NEOs. For information on the valuation assumptions utilized with respect to 2006 and prior year stock option grants, refer to Note 10 in our consolidated financial statements for the fiscal year ended 2006 included elsewhere in this prospectus. All options granted in 2006 to the NEOs are reported in the 2006 Grants of Plan-Based Awards Table.

(3)	The amounts in this column consist of cash incentive awards earned in 2006. In 2006, our financial performance objectives (upon which the cash incentive awards were based) were exceeded. In summary: consolidated actual Adjusted EBITDA exceeded consolidated budgeted EBITDA; Spend Management actual Adjusted EBITDA exceeded Spend Management budgeted EBITDA; and Spend Management actual adjusted signed bookings exceeded Spend Management budgeted new sign bookings. For more information on the annual cash incentive program, refer to “Annual Cash Incentive Opportunities” above. A breakdown of cash incentives earned by each NEO follows.

Mr. Bardis’ amount of $335,600 consisted of a) $240,000, based on 60% of salary (Mr. Bardis’ target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, b) $45,600 (19% of $240,000), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and c) $50,000, based on a discretionary cash award by the compensation committee for Mr. Bardis’ outstanding performance (as demonstrated by the leadership and direction he provided to the executive management team in meeting the Company’s financial, strategic and operational objectives) in 2006.

Mr. Deichen’s amount of $193,393 consisted of a) $124,700, based on 43% of salary (Mr. Deichen’s target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, b) $23,693 (19% of $124,700), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and c) $45,000, based on a discretionary cash award recommended by Mr. Bardis and approved by the compensation committee for Mr. Deichen’s outstanding performance (as demonstrated by his accomplishments, including leading and/or assisting Company efforts involving initial public offering readiness, obtaining financing necessary to fund a cash dividend, securing a line of credit and beginning the initial research and analysis of potential underwriter candidates related to an initial public offering) in 2006.

Mr. Ballard’s amount of $223,588 consisted of a) $152,500, based on 50% of salary (Mr. Ballard’s target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, b) $51,088 (33.5% of $152,500), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and c) $20,000, based on a discretionary cash award recommended by Mr. Bardis and approved by the compensation committee for Mr. Ballard’s outstanding performance (as demonstrated by his accomplishments, including reorganizing the sales team to focus on delivering long-term strategic value, the successful integration of the sales teams of acquired companies, and closing of new strategic accounts and resigning of customer accounts to long term agreements) in 2006.

Mr. Glenn’s amount of $105,672 consisted of a) $88,800, based on 37% of salary (Mr. Glenn’s target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and b) $16,872 (19% of $88,800), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee.

Mr. Hunn’s amount of $67,744 consisted of a) $48,524, based on 25% of salary (Mr. Hunn’s target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, b) $9,220 (19% of $48,524), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and c) $10,000, based on a discretionary cash award recommended by Mr. Bardis and approved by the compensation committee for Mr. Hunn’s outstanding performance (as demonstrated by his accomplishments, including identifying suitable strategic acquisition targets and leading efforts to close several key transactions which provided increases in incremental revenue and EBITDA, leading the development and implementation of a formal strategic planning process and assisting with the initial research and analysis of potential underwriter candidates related to an initial public offering) in 2006.

(4)	All Other Compensation consists of payments associated with the following items: matching contributions to our 401(k) plan, life and disability insurance premiums, financial counseling, automobile allowances, health screenings, club membership dues and relocation expenses. For further information, refer to the 2006 All Other Compensation Table below.

(5)	Mr. Deichen resigned as Chief Financial Officer of the Company but remains as Executive Vice President.

(6)	Mr. Hunn was promoted to Chief Financial Officer of the Company on June 5, 2007.

2006 All Other Compensation Table

		Life and
	Matching	Disability		Financial	Auto
	Contributions	Insurance	Tax Gross-	Counseling	Allowance
Name of Executive	401(k) Plan ($)	Premiums ($)(1)	up ($)(2)	($)	($)	Other ($)(3)	Total ($)

John A. Bardis	1,846	4,046	—	9,145	—	3,765	18,802
Howard W. Deichen	1,807	4,336	—	3,300	14,490	3,275	27,208
Rand A. Ballard	1,408	4,188	107,886	2,455	—	22,327	138,264
Jonathan H. Glenn	4,318	4,489	—	675	—	—	9,482
L. Neil Hunn	5,823	2,859	—	—	—	4,320	13,002

(1)	The amounts in this column represent life and disability insurance premiums paid by us on behalf of the NEOs in 2006.

(2)	The amount in this column for Mr. Ballard represents a $107,886 conditional tax gross-up amount paid to Mr. Ballard in 2006 as detailed in Note 1 to the Summary Compensation Table above.

(3)	The amounts in this column represent compensation related to reimbursements to NEOs for health screenings and memberships to a local country club. Mr. Ballard’s amount includes $19,571 paid by us related to relocation expenses incurred during Mr. Ballard’s relocation to Atlanta, Georgia in 2006.

Aggregate Option Exercises and Year-End Option Values

The following table provides information for the NEOs on stock option award exercises during 2006 including the number of shares acquired upon exercise and the resulting value realized from the exercise. The amounts shown in the Value Realized on Exercise column equal the number of shares for which the options were exercised multiplied by the difference between the fair value of a share of stock at the time of exercise and the stock option exercise price.

2006 Option Exercises Table

	Number of Shares	Value Realized on
Name of Executive	Acquired on Exercises	Exercise ($)

John A. Bardis(1)	142,799	1,113,164
Howard W. Deichen(2)	39,999	324,494
Rand A. Ballard(3)	44,522	318,300
Jonathan H. Glenn(4)	—	—
L. Neil Hunn(4)	—	—

(1)	On November 8, 2006, Mr. Bardis exercised 36,000 stock options with an exercise price of $1.11 and fair value of $9.68; 68,924 stock options with an exercise price of $1.56 and fair value of $9.68; 36,076 stock options with an exercise price of $2.86 and fair value of $9.68 and 1,799 stock options with an exercise price and fair value of $9.68.

(2)	On November 20, 2006, Mr. Deichen exercised 39,999 stock options with an exercise price of $1.56 and fair value of $9.68.

(3)	On August 27, 2006, Mr. Ballard exercised 22,723 stock options with an exercise price of $1.56 and fair value of $9.68 and 8,213 stock options with an exercise price of $2.86 and fair value of $9.68. On November 6, 2006, Mr. Ballard exercised 7,204 stock options with an exercise price of $1.56 and fair value of

$9.68; 2,872 stock options with an exercise price of $2.86 and fair value of $9.68 and 3,510 stock options with an exercise price and fair value of $9.68.

(4)	Messrs. Glenn and Hunn did not exercise any stock options in 2006.

Stock Option Grants

2006 Grants of Plan-Based Awards Table

				All Other Option
		Estimated Future		Awards; Number of	Exercise or	Grant Date
		Payments Under		Securities	Base Price of	Fair Value of
	Grant	Non-Equity Incentive		Underlying	Option Awards	Option
Name of Executive	Date	Plan Awards ($)(1)		Options(2)	($)(3)	Awards ($)(4)
		Threshold	Target

John A. Bardis	N/A	30,000	240,000
	07/05/06			36,000	9.68	194,400
	10/05/06			20,000	9.68	95,000
Howard W. Deichen	N/A	15,588	124,700
	07/05/06			32,000	9.68	172,800
Rand A. Ballard	N/A	19,063	152,500
	07/05/06			36,000	9.68	194,400
	10/05/06			20,000	9.68	95,000
Jonathan H. Glenn	N/A	11,100	88,800
	07/05/06			16,000	9.68	86,400
L. Neil Hunn	N/A	6,066	48,524
	07/05/06			12,000	9.68	64,800

(1)	The amounts shown in these columns represent the annual cash incentive threshold and target compensation potential for each NEO for 2006. The target amount for each NEO is the target cash incentive based on a predetermined percentage of their 2006 salary. The threshold amount for each NEO is based on the achievement of a minimum level of performance required to initially fund the incentive plan. There is no set maximum payout amount. Actual amounts paid may be increased over and above the target incentive amount at the discretion of the compensation committee. For more information on the annual cash incentive opportunity program, refer to “Annual Cash Incentive Opportunities” above. The actual amounts earned by the NEOs for 2006 are reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation” and are further described in note 3 of the Summary Compensation Table above.

(2)	The stock option awards granted by the compensation committee on October 5, 2006 to Messrs. Bardis and Ballard were awarded as compensation for service on the board of directors. The stock option awards granted by the compensation committee to each NEO on July 5, 2006 were based in part on each NEO’s recent individual performance including, among other things, the following specific contributions: Mr. Bardis’ strategic leadership of the executive team in meeting the Company’s financial, strategic and operational objectives; Mr. Deichen’s role in the establishment of a relationship with a banking partner and renegotiation of the Company’s line of credit to terms more favorable for the Company; Mr. Ballard’s role in driving backlog to exceed the Company’s plan and signing new and re-signing existing customer accounts; Mr. Glenn’s role in the management of ongoing litigation and further development and implementation of the compliance program; Mr. Hunn’s role in closing one acquisition in the fourth quarter of 2005 and three acquisitions in the first quarter of 2006.

(3)	The exercise price per share assigned at the date of grant was set equal to the fair value per share of $9.68.

(4)	The amounts shown in this column do not reflect realized compensation for the NEOs; rather, they reflect the Company’s accounting expense, specifically the fair value of stock option awards as of the date of grant calculated in accordance with SFAS No. 123(R). These option awards vest in equal installments over the course of 36 months and expire 10 years after the grant date. The grant date fair value of each individual option in these awards as calculated using the Black-Scholes method was $4.75 for a total grant date fair value of $95,000 per director as computed in accordance with SFAS No. 123(R). All stock option awards granted on July 5, 2006 as set forth in this table vest in equal installments over the course of 60 months and expire ten years after the grant date. The grant date fair value of each individual option in these awards as calculated using the Black-Scholes method was $5.40 as computed in accordance with SFAS No. 123(R).

2004 Long-Term Incentive Plan

We adopted our 2004 Long-Term Incentive Plan, which was effective April 20, 2004 and subsequently amended to reserve an aggregate of 9,028,000 shares of our common stock for issuance, subject to further adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. For purposes of determining the remaining shares of common stock available for grant under the plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares of common stock to which the award related, the undelivered shares of common stock will again be available for grant. In order to qualify all awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Code as of the first date required by Section 162(m) of the Code, no employee is eligible to be granted options or stock appreciation rights covering more than 500,000 shares of our common stock during any calendar year.

The plan permits the compensation committee to grant awards to participants, including incentive or nonqualified stock options, restricted stock and other share-based awards. The compensation committee establishes vesting and performance requirements that must be met at the time of the grant of an award, as well as other terms and conditions relating to such award. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options.

Generally, the compensation committee may, in its sole discretion, provide for the termination of an award upon the consummation of a corporate event and accelerate the exercisability of an award, or cause all vesting restrictions to lapse thereon, on the date which is at least ten days prior to the closing of such corporate event, and/or provide for the payment of a cash amount in exchange for the cancellation of an award.

Our board of directors has the ability to amend or terminate the plan at any time, provided that no amendment or termination will be made that impairs the rights of the holder of any award outstanding on the date of such amendment or termination.

1999 Stock Incentive Plan

We currently maintain the MedAssets.com Inc. 1999 Stock Incentive Plan, which was effective November 1, 1999 and subsequently amended to reserve an aggregate of 4,750,000 shares of our common stock were reserved for issuance, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. The compensation committee authorized, as of December 31, 2006, the transfer of the remaining unissued shares from the plan to the 2004 Long-Term Incentive Plan. We do not currently intend to issue any additional awards under the 1999 plan. For purposes of determining the remaining shares of common stock available for grant under the plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares of common stock to which the award related, the undelivered shares of common stock will again be available for grant. In order to qualify all awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Code, as of the first date required by Section 162(m) of the Code, no employee is eligible to be granted options or stock appreciation rights covering more than 500,000 shares of our common stock during any calendar year.

The plan permits the compensation committee to grant awards to participants, including incentive or nonqualified stock options, restricted stock and other share-based awards. The compensation committee establishes vesting and performance requirements that must be met at the time of the grant of an award, as well as other terms and conditions relating to such award. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options.

Generally, the compensation committee may, in its sole discretion, upon ten days’ notice, provide for the termination of an award upon the consummation of a merger, sale of substantially all of our assets, or a reorganization or liquidation and pay the holders of any outstanding awards an amount in cash or stock equal to the value of such cancelled award.

Our board of directors has the ability to amend or terminate the plan at any time, provided that no amendment or termination will be made that impairs the rights of the holder of any award outstanding on the date of such amendment or termination.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table provides information on the current holdings of stock option awards by the NEOs. There are no current holdings by the NEOs of any unvested stock awards. This table includes both exercisable (vested) and unexercisable (unvested) stock option awards. Information regarding the vesting period for each grant can be found in the notes following the table. For additional information about our stock option awards, refer to “Equity Awards” above.

Outstanding Equity Awards Table (as of December 31, 2006)

			Number of	Number of
			Securities	Securities
			Underlying	Underlying
			Unexercised	Unexercised	Option	Option
			Options	Options	Exercise	Expiration
Name of Executive	Grant Date		Exercisable	Unexercisable	Price ($)	Date

John A. Bardis	02/13/04	(1)	2,222	1,111	1.56	02/13/14
	04/21/04	(1)	2,150	30,108	1.56	04/21/14
	02/03/05	(1)	1,206	15,267	2.86	02/03/15
	02/03/05	(1)	1,111	7,778	2.86	02/03/15
	09/14/05	(1)	2,666	60,001	2.86	09/14/15
	07/05/06	(1)	1,800	32,401	9.68	07/05/16
	10/05/06	(2)(3)	1,666	18,334	9.68	10/05/16
Howard W. Deichen	04/21/04	(1)	1,290	36,130	1.56	04/21/14
	02/03/05	(1)	8,838	15,267	2.86	02/03/15
	07/05/06	(1)	3,199	28,801	9.68	07/05/16
Rand A. Ballard	02/13/04	(1)	1,111	1,111	1.56	02/13/14
	04/21/04	(1)	1,290	36,130	1.56	04/21/14
	02/03/05	(1)	804	15,267	2.86	02/03/15
	02/03/05	(1)	555	7,778	2.86	02/03/15
	07/05/06	(1)	1,200	32,401	9.68	07/05/16
	10/05/06	(2)(3)	556	18,334	9.68	10/05/16
Jonathan H. Glenn	04/21/04	(1)	30,279	26,495	1.56	04/21/14
	02/03/05	(1)	4,777	8,253	2.86	02/03/15
	07/05/06	(1)	1,599	14,401	9.68	07/05/16
L. Neil Hunn	11/26/01	(2)	20,000	—	0.63	11/26/11
	04/21/04	(1)	13,763	12,043	1.56	04/21/14
	02/03/05	(1)	10,567	18,254	2.86	02/03/15
	07/05/06	(1)	1,199	10,801	9.68	07/05/16

(1)	These stock option award grants vest over five years.

(2)	These stock option award grants vest over three years.

(3)	These stock option grants were awarded as compensation for service on our board of directors.

Potential Payments Upon Termination or Change In Control

The information in the table below describes and quantifies certain estimated compensation that would become payable following the termination of employment of any one of our NEOs. The compensation shown below does not include forms of compensation generally available to all salaried employees upon termination of employment, such as distributions under the Savings Plan, disability benefits and accrued vacation pay.

				Target		Value of
				Cash	Healthcare	Unvested
			Salary	Incentive	Benefits	Options
	Event		($)(3)	($)(3)	($)(3)	($)(4)	Total ($)

John A. Bardis	(1a	)	1,200,000	720,000	15,000	819,019	2,754,019
	(1b	)	800,000	480,000	15,000	—	1,295,000
Howard W. Deichen	(2)		—	—	—	397,109	397,109
Rand A. Ballard	(1a	)	915,000	457,500	15,000	459,114	1,846,614
	(1b	)	610,000	305,000	15,000	—	930,000
Jonathan H. Glenn	(1a	)	480,000	177,600	15,000	271,165	943,765
	(1b	)	240,000	88,800	15,000	—	343,800
L. Neil Hunn	(1a	)	500,000	200,000	15,000	222,053	937,053
	(1b	)	250,000	100,000	15,000	—	365,000

(1)	Pursuant to the terms of the respective NEO employment agreements entered into as of August 21, 2007:

(a)	in the event that an NEO’s employment is terminated by us without “cause” or by the NEO with “good reason” within the two-year period following a Change in Control, the NEO will be entitled to, subject to the execution of a release, (i) full vesting of all equity awards, (ii) three times (or, in the case of Messrs. Glenn and Hunn, two times) salary and annual target cash incentive amounts, and (iii) payment of COBRA premiums for the lesser of 18 months or the remaining term of employment;

(b)	in the event that an NEO’s employment is terminated by us without “cause” or by the NEO with “good reason” at any time (other than during the two years following a Change in Control), the NEO will be entitled to, subject to the execution of a release, (i) two times (or, in the case of Messrs. Glenn and Hunn, one year of) salary and target annual cash incentive payments; and (ii) payment of COBRA premiums for the lesser of 18 months or the remaining term of employment;

(c)	in the event that any payment under the agreements constitutes an “excess parachute payment” under Section 280G of the Internal Revenue Code, the NEOs are entitled to a gross-up payment to cover the 20% excise tax which may be imposed on such payment pursuant to Section 4999 of the Internal Revenue Code (estimated amount cannot be determined at this time).

(2)	Pursuant to the terms of Mr. Deichen’s associated stock option agreements, a termination following a change in control would accelerate the vesting of all options held.

(3)	Assumes that the termination of employment occurred on August 22, 2007.

(4)	The amounts in this column are based on the fair value of those unvested option awards which were outstanding as of December 31, 2006. The amounts are calculated by taking the fair value per share of stock ($9.68, on December 31, 2006) minus the related exercise price of each option multiplied by the number of options.

For more information regarding material conditions and obligations under these agreements, refer to “Employment Agreements” above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our Audit Committee Charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest on an ongoing basis and approving all such transactions (if such transactions are not approved by another independent body of our board of directors). A report is made to our Audit Committee annually disclosing all related parties that are employed by us and related parties that are employed by other companies that we had a material relationship with during the year. There were no reportable transactions that occurred during the year 2006.

Stockholders Agreement

We are a party to an amended and restated stockholders agreement with certain holders of our preferred stock and certain holders of our common stock, including affiliates of Galen Management, L.L.C., or Galen, Parthenon Capital, Inc., or Parthenon, Grotech Capital Group VI, LLC, or Grotech, and Messrs. Mulligan and Norman and Messrs. Bardis, Ballard, Deichen, Glenn and Gressett. This agreement provides for, among other things, the right to designate individuals to serve on our board of directors, the preemptive right to participate on a pro rata basis in certain offerings of our equity securities, certain co-sale rights and rights of first refusal on transfers by other stockholders and the right to receive reports and information regarding the company. This agreement will expire pursuant to its terms upon our initial public offering.

Registration Rights Agreement

We are a party to an amended and restated registration rights agreement with certain holders of our preferred stock (including our primary lenders), certain holders of our common stock and certain of our employees, including affiliates of Galen, Parthenon, Grotech and Messrs. Mulligan and Norman and Messrs. Bardis and Gressett. The shares of stock held by these parties are referred to as registrable securities. Under the terms of the amended and restated registration rights agreement, we have, among other things:

•	agreed to use our diligent best efforts to effect up to two registered offerings upon request from certain holders of our preferred stock;

•	agreed to use our best efforts to qualify for registration on Form S-3, following which holders of registrable securities party to the amended and restated registration rights agreement will have the right to request an unlimited amount of registrations on Form S-3; and

•	granted certain incidental or “piggyback” registration rights with respect to any registrable securities held by any party to the amended and restated registration rights agreement if we determine to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders.

Our obligation to effect any demand for registration by the holders of our preferred stock discussed in the first and second bulleted item above is subject to certain conditions, including that the registrable securities to be included in any such registration have an anticipated aggregate offering price in excess of certain thresholds specified in the amended and restated registration rights agreement. We may, in certain circumstances, defer any registration. In an underwritten offering, the representative of underwriters, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include.

In connection with any registration effected pursuant to the terms of the amended and restated registration rights agreement, we will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing fees. However, the underwriting discounts and selling commissions applicable to the sale of registrable securities included in any registration will be paid by the persons including such registrable securities in any such registration. We have also agreed to indemnify persons including registrable securities in any registration affected pursuant to the terms of the amended and restated registration rights agreement and certain other persons associated with any such registration, in each case on the terms specified in the amended and restated registration rights agreement.

Issuance of Series C-1 Preferred Stock

In March 2005, we sold an aggregate of 1,000,000 shares of our series C-1 convertible preferred stock to Grotech at a price of $9.00 per share, for an aggregate purchase price of $9,000,000. We granted Grotech certain rights pursuant to our stockholders agreement and registration rights agreement, including the right to designate a member of our board of directors. Harris Hyman, currently an employee of Grotech, was appointed as a director by Grotech and continues to serve as a director.

Loan to John Bardis

On August 22, 2007, Mr. Bardis repaid, in full, $250,000 of principal and $84,943.57 of interest due under a promissory note evidencing indebtedness owed by Mr. Bardis to us that had been borrowed on April 22, 2002. This indebtedness was originally secured by a pledge of shares of our series A preferred stock and later secured by a pledge of shares of our common stock.

Review, Approval or Ratification of Transactions with Related Parties

Our board of directors has adopted certain policies and procedures with respect to related party transactions. These policies and procedures require that certain transactions, subject to specified exceptions and other than one that involves compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our common stock (on an as converted basis), or any immediate family member of, or person sharing the household with, any of these individuals, be consummated only if (i) approved or ratified by our audit committee and only if the terms of the transaction are comparable to those that could be obtained in arms-length dealings with an unrelated third party or (ii) approved by the disinterested members of our board of directors. Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. The approval of our compensation committee is required to approve any transaction that involves compensation to our directors and executive officers.

Following this offering, all future related party transactions will be approved by our audit committee. Pursuant to the written charter of our audit committee, the audit committee is responsible for reviewing and approving, prior to our entry into any transaction involving related parties, all transactions in which we are a participant and in which any parties related to us has or will have a direct or indirect material interest. In reviewing and approving these transactions, the audit committee is required to obtain, or is required to direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval.

Following receipt of the necessary information, a discussion is required to be held of the relevant factors, if deemed to be necessary by the committee, prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. No related party transaction is permitted to be entered into prior to the completion of these procedures.

The audit committee is required to approve only those related party transactions that are determined to be in, or not inconsistent with, the best interests of us and our stockholders, taking into account all available facts and circumstances as the committee determines in good faith to be necessary. No member of the audit committee shall participate in any review, consideration or approval of any related party transaction with respect to which the member or any of his or her immediate family members is the related party.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides summary information regarding the beneficial ownership of shares of our common stock as of September 30, 2007, and as adjusted to give effect to the sale of our common stock in this offering, by:

•	each of our NEOs;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group known to us to beneficially own more than 5% of our common stock.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common stock before this offering is based on 12,197,596 issued shares of our common stock outstanding as of September 30, 2007 plus 17,316,745 shares of common stock issuable upon the conversion of shares of our preferred stock outstanding as of September 30, 2007. The percentage of beneficial ownership of our common stock after this offering is based on 42,861,675 shares of our common stock outstanding. The table assumes that the underwriters will not exercise their over allotment option to purchase up to 1,995,000 shares of our common stock.

Except as indicated by footnote and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them.

	Number of Shares	Percentage of Shares Beneficially Owned
	Beneficially	Prior to
Name and Address of Beneficial Owner	Owned(1)	Offering	After Offering

NEOs and Directors(2)
John A. Bardis(3)	2,454,415	8.3	5.7
Rand A. Ballard(4)	521,197	1.8	1.2
Jonathan H. Glenn(5)	249,439	*	*
L. Neil Hunn(6)	122,113	*	*
Harris Hyman IV(7)	5,000	*	*
Vernon R. Loucks, Jr.	—	*	*
Terrence J. Mulligan(8)	268,908	*	*
Earl H. Norman(9)	809,997	2.7	1.9
C.A. Lance Piccolo(10)	85,514	*	*
John C. Rutherford(11)(16)	5,384,012	18.2	12.6
Samantha Trotman Burman(12)	67,894	*	*
Bruce F. Wesson(13)(15)	6,891,974	23.3	16.1
All Executive Officers and Directors as a group
(13 persons)(14)	16,999,435	57.3	39.6
5% Stockholders
Galen Management, L.L.C.(15)	6,720,642	22.8	15.7
Parthenon Capital, Inc.(16)	5,380,122	18.2	12.6
Grotech Capital Group VI, LLC(17)	2,770,033	9.4	6.5

*	Less than one percent

(1)	Pursuant to regulations of the SEC, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares, or has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire through the exercise of any option, warrant or right.

(2)	The address of each officer or director listed in the table above is: c/o MedAssets, Inc., 100 North Point Center East, Suite 200, Alpharetta, Georgia 30022.

(3)	Does not include 60,800 shares of common stock owned by immediate family members of Mr. Bardis. Mr. Bardis disclaims beneficial ownership of such shares. Includes 18,602 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 6,906 shares of common stock issuable upon the exercise of options which are scheduled to become exercisable within 60 days of such date.

(4)	Includes 5,374 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 5,787 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(5)	Does not include 19,200 shares beneficially owned by immediate family members of Mr. Glenn. Mr. Glenn disclaims beneficial ownership of such shares. Includes 1,829 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 2,714 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(6)	Includes 57,122 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 4,990 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(7)	Includes 1,666 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 2,223 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(8)	Includes securities that Mr. Mulligan may be deemed to beneficially own through the Terrence J. Mulligan Living Trust. Includes 3,889 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 3,890 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date. Does not include 20,000 shares of common stock or 7,300 shares of common stock issuable upon the conversion of shares of series B convertible preferred stock owned by immediate family members of Mr. Mulligan; Mr. Mulligan disclaims beneficial ownership of such shares.

(9)	Includes securities that Mr. Norman may be deemed to beneficially own through the Earl Norman Revocable Living Trust and the Earl Norman Grantor Retained Annuity Trust. Includes 1,666 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007, 1,667 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date and 651,482 shares of common stock issuable upon the conversion of series C convertible preferred stock.

(10)	Includes 1,622 shares of common stock issuable upon the conversion of shares of series B convertible preferred stock, 1,666 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 1,667 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(11)	Includes 1,667 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 2,223 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(12)	Includes 2,778 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 2,778 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(13)	Includes 3,889 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 3,890 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date. Mr. Wesson may be deemed to beneficially own shares beneficially owned by Galen Investment Advisory Group by virtue of his ownership interest in Galen Investment Advisory Group; Mr. Wesson disclaims such beneficial ownership.

(14)	Does not include 60,800 and 20,000 shares of common stock owned by immediate family members of Messrs. Bardis and Mulligan, respectively or 7,300 shares of common stock issuable upon the conversion of shares of series B convertible preferred stock owned by immediate family members of Mr. Mulligan

(see note (3) above), but does include shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007, shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date and the conversion of convertible preferred stock. See notes 3 — 13 above.

(15)	Includes shares of common stock, including 3,790,400, 251,084, 1,242,018, and 85,386 shares of common stock issuable upon the conversion of series A convertible preferred stock, series B convertible preferred stock, series B-2 convertible preferred stock and series I convertible preferred stock, respectively, that Galen Management, L.L.C. may be deemed to beneficially own by virtue of its position as investment manager of Galen Employee Fund III, L.P., Galen Employee Fund IV, L.P., Galen Partners International III, L.P., Galen Partners International IV, L.P., Galen Partners III, L.P. and Galen Partners IV, L.P. Mr. Wesson may be deemed to beneficially own shares beneficially owned by Galen Management, L.L.C. by virtue of his position as a member of Galen Management, L.L.C.; Mr. Wesson disclaims such beneficial ownership. Each of L. John Wilkerson, David W. Jahns and Zubeen Shroff may also be deemed to beneficially own shares beneficially owned by Galen Management, L.L.C. by virtue of their positions as members of Galen Management, L.L.C.; each of Messrs. Wilkerson, Jahns and Shroff disclaims such beneficial ownership. The address of Galen Management, L.L.C. is 680 Washington Blvd, 11th Floor, Stamford, Connecticut, 06901.

(16)	Includes shares of common stock, including 2,176,534, 1,569,269, and 424,771 shares of common stock issuable upon the conversion of series A convertible preferred stock, series B convertible preferred stock and series B-2 convertible preferred stock, respectively, that Parthenon Capital, Inc. may be deemed to beneficially own by virtue of its position as investment manager of PCIP Investors and Parthenon Investors, L.P. Mr. Rutherford may be deemed to beneficially own shares beneficially owned by Parthenon Capital, Inc. by virtue of his ownership interest in Parthenon Capital, Inc.; Mr. Rutherford disclaims such beneficial ownership. Ernest K. Jacquet may also be deemed to beneficially own shares beneficially owned by Parthenon Capital, Inc. by virtue of his ownership interest in Parthenon Capital, Inc.; Mr. Jacquet disclaims such beneficial ownership. The address of Parthenon Capital, Inc. is 265 Franklin Street, 18th Floor, Boston, Massachusetts, 02110.

(17)	Includes shares of common stock, including 300,000, 811,085, and 1,114,248 shares of common stock issuable upon the conversion of series A convertible preferred stock, series C-1 convertible preferred stock and series F convertible preferred stock, respectively, that Grotech Capital Group VI, LLC may be deemed to beneficially own by virtue of its position as general partner of Grotech Partners VI, L.P. Each of Frank A. Adams, Stuart D. Frankel and Joseph R. Zell may also be deemed to beneficially own shares beneficially owned by Grotech Capital Group VI, LLC by virtue of their positions as general partners of Grotech Capital Group VI, LLC; each of Messrs. Adams, Frankel and Zell disclaims such beneficial ownership. The address of Grotech Capital Group VI, LLC is 9690 Deereco Road,Suite 800, Timonium, Maryland, 20193.

The following table provides summary information with respect to the shares of our common stock held by each selling stockholder as of September 30, 2007, and as adjusted to give effect to the sale of our common stock in this offering.

	Beneficial Ownership Prior to				Beneficial Ownership After
	Offering(2)			Shares Being	Offering(2)(3)
Name(1)	Shares		Percentage	Offered(3)	Shares	Percentage

Kenneth Halverson(4)(5)	614,125		2.0	52,000	562,125	1.9
Edward A. Sloan, Sr.(6)	310,346		1.1	41,404	268,942	*
Daniel Piro(4)(7)	151,158	(7)	*	48,000	103,158	*
Greenhill Capital Partners, L.P.(8)(12)(13)	378,911		1.3	189,456	189,455	*
Greenhill Capital Partners (Cayman), L.P.(9)(12)(13)	63,344		*	31,672	31,672	*
Greenhill Capital Partners (Executives), L.P.(10)(12)(13)	61,276		*	30,639	30,637	*

	Beneficial Ownership Prior to			Beneficial Ownership After
	Offering(2)		Shares Being	Offering(2)(3)
Name(1)	Shares	Percentage	Offered(3)	Shares	Percentage

Greenhill Capital, L.P.(11)(12)(13)	115,296	*	57,648	57,648	*
Other selling stockholders(14)	158,960	*	62,400	96,560	*

*	Less than one percent.

(1)	Each of the selling stockholders is a party to the amended and restated stockholders agreement and the amended and restated registration rights agreement described in the section entitled “Certain Relationships and Related Transactions.”

(2)	Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common stock before this offering is based on 12,197,596 issued shares of our common stock outstanding as of September 30, 2007 plus 17,316,745 shares of common stock issuable upon the conversion of shares of our preferred stock outstanding as of September 30, 2007. The percentage of beneficial ownership of our common stock after this offering is based on 42,861,675 shares of our common stock outstanding. Except as indicated by footnote and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them.

(3)	Assumes the full exercise of the underwriters’ over-allotment option.

(4)	Messrs. Halverson and Piro are currently employees of MedAssets.

(5)	Includes 224,000 shares of common stock that Mr. Halverson may be deemed to beneficially own by virtue of his position as the Managing General Partner of Arbor Vitae, L.P., 160 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 320 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(6)	Shares owned by Mr. Sloan consist of 241,404 and 68,942 shares of common stock issuable upon the conversion of series A convertible preferred stock and series B convertible preferred stock, respectively.

(7)	Shares owned by Mr. Piro include of 59,591 shares of common stock issuable upon the conversion of series E convertible preferred stock, 8,603 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 2,036 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(8)	Includes 274,083 shares of common stock issuable upon conversion of the series D convertible preferred stock. The address of Greenhill Capital Partners, L.P. is 300 Park Avenue, 23rd Floor, New York, New York 10022.

(9)	Includes 45,820 shares of common stock issuable upon conversion of the series D convertible preferred stock. The address of Greenhill Capital Partners (Cayman), L.P. is 300 Park Avenue, 23rd Floor, New York, New York 10022.

(10)	Includes 44,324 shares of common stock issuable upon conversion of the series D convertible preferred stock. The address of Greenhill Capital Partners (Executives), L.P. is 300 Park Avenue, 23rd Floor, New York, New York 10022.

(11)	Includes 83,399 shares of common stock issuable upon conversion of the series D convertible preferred stock. The address of Greenhill Capital, L.P. is 300 Park Avenue, 23rd Floor, New York, New York 10022.

(12)	By virtue of their ownership and positions as the Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill, Robert H. Niehaus and V. Frank Pottow may be deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own these shares. Decisions regarding the investments by the funds are made by an investment committee, the composition of which may change from time to time. The current members of the investment committee are Robert H. Niehaus, Scott L. Bok, Robert F. Greenhill, Simon A.
Borrows, Kevin A. Bousquette and V. Frank Pottow, each of whom disclaims beneficial ownership of the shares held by the funds except to the extent of his pecuniary interest therein.

(13)	Each of Greenhill Capital Partners, L.P. and its affiliated investment funds is an affiliate of a registered broker-dealer and has informed us that:

• it purchased the securities offered by this prospectus in the ordinary course of business, and;

• at the time the securities were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates to distribute the securities.

(14)	Includes 40,000, 32,828 and 50,601 shares of common stock issuable upon the conversion of series A convertible preferred stock, series F convertible preferred stock and series I convertible preferred stock, respectively, 35,397 shares of common stock issuable upon the exercise of options exercisable as of September 30, 2007 and 132 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of our Credit Agreement, dated as of October 23, 2006, or the Credit Agreement, among the Company, our domestic subsidiaries, as guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, BNP Paribas, as Syndication Agent, CIT Healthcare LLC, as Documentation Agent, and the other lenders party thereto, or the Lenders, as amended. The summary does not include all of the provisions of our Credit Agreement. The Credit Agreement and the amendments thereto are included as exhibits to the registration statement of which this prospectus forms a part by incorporation by reference. Reference is made to those documents for a detailed description of the provisions summarized below.

Credit Agreement

The Credit Agreement provides for a (i) $319.6 million term loan facility and (ii) a revolving loan facility with a $60.0 million aggregate loan commitment amount available, including a $10.0 million sub-facility for letters of credit and a $10.0 million swingline facility. We used the proceeds of the term loan to refinance existing indebtedness, to finance the acquisition of MD-X, to pay cash dividends to our stockholders and for working capital and other general corporate purposes. The revolving credit facility is available for working capital and other general corporate purposes. The loans and obligations under the Credit Agreement are secured by a first priority security interest in (i) all present and future capital stock or other membership, equity, ownership or profits interest of all of our direct and indirect domestic restricted subsidiaries, (ii) 65% of the voting stock (and 100% of the nonvoting stock) of all present and future first-tier foreign subsidiaries and (iii) substantially all of our tangible and intangible assets and our present and future direct and indirect domestic subsidiaries. In addition, the loans and other obligations of the Company under the Credit Agreement are guaranteed, subject to specified limitations, by our present and future direct and indirect domestic subsidiaries.

As of September 30, 2007, after giving pro forma effect to the 2007 Financing, (i) $318.3 million was outstanding under the term loan facility and (ii) no amounts were outstanding under the revolving credit facility (without giving effect to $1.0 million of outstanding but undrawn letters of credit on such date). Borrowings under the Credit Agreement bear interest, at our option, equal to the Eurodollar Rate for a Eurodollar Rate Loan (as defined in the Credit Agreement), or the Base Rate for a Base Rate Loan (as defined in the Credit Agreement), plus an applicable margin. The applicable margin for Eurodollar Rate term loans and Base Rate term loans is 2.50% and 1.50%, respectively. The applicable margin for revolving loans is adjusted quarterly based upon our Consolidated Leverage Ratio (as defined in the Credit Agreement) (i.e., the ratio of (i) (x) our Consolidated Funded Indebtedness (as defined in the Credit Agreement) minus (y) our non-cash building obligations related to our Cape Girardeau facility to the extent such obligations constitute Consolidated Funded Indebtedness on the last day of the preceding quarter to (ii) Consolidated EBITDA (as defined in the Credit Agreement) for the four fiscal quarters ending on the date of determination). The applicable margin ranges from 1.50% to 2.50% in the case of Eurodollar Rate Loans and 0.50% to 1.50% in the case of Base Rate Loans. Under the revolving loan facility we also pay a quarterly commitment fee on the undrawn portion of the revolving loan facility ranging from 0.200% to 0.375% based on the same ratio of Consolidated Indebtedness to Consolidated EBITDA and a quarterly fee equal to the applicable margin for Eurodollar Rate Loans on the aggregate amount of outstanding letters of credit.

The term loan facility matures on October 23, 2013 and the revolving loan facility matures on October 23, 2011. We are required to make quarterly principal amortization payments of approximately $0.8 million on the term loan facility. No principal payments are due on the revolving loan facility until the revolving loan facility maturity date. We are required to prepay borrowings under the term loan facility in an amount equal to (i) 50.0% of our Excess Cash Flow (as defined in the Credit Agreement) earned during the previous fiscal year, if the Consolidated Leverage Ratio is greater than or equal to 2.0 to 1.0 at the end of such fiscal year, (ii) 25.0% of our Excess Cash Flow if the Consolidated Leverage Ratio is between 1.5 to 1.0 and 2.0 to 1.0 and (iii) 0.0% of our Excess Cash Flow if the Consolidated Leverage Ratio is equal to or less than 1.5 to 1.0. In addition, we are required to prepay borrowings under the term loan facility with asset disposition proceeds, cash insurance proceeds and condemnation or expropriation awards, in excess of $2.0 million in the aggregate during the term of the Credit Agreement, subject, in each case, to reinvestment rights. We are required to prepay borrowings under the term loan facility with the net proceeds of equity issuances by us in an amount equal to 100.0% of such net cash proceeds, except that if the Consolidated Leverage Ratio (calculated on a pro forma basis after giving effect to the equity issuance and any required prepayment) is less than or equal to 3.0 to 1.0, then no further prepayment with such net proceeds will be required. We are also required to prepay borrowings under the term loan facility with 100% of the proceeds of debt issuances excluding debt issuances permitted by the Credit Agreement. If the term loan facility has been paid in full, mandatory prepayments are applied to the repayment of borrowings under the swingline facility and revolving credit facility and the cash collateralization of letters of credit.

The Credit Agreement contains two financial covenants: a Consolidated Leverage Ratio covenant and a Consolidated Fixed Charges Coverage Ratio covenant. The Consolidated Leverage Ratio covenant does not permit us to maintain a Consolidated Leverage Ratio of greater than (i) for any fiscal quarter ending during the period from July 2, 2007 through September 30, 2007, 5.50 to 1.00, (ii) for any fiscal quarter ending during the period from October 1, 2007 through March 31, 2008, 5.25 to 1.00, (iii) for any fiscal quarter ending during the period from April 1, 2008 through September 30, 2008, 4.75 to 1.00, (iv) for any fiscal quarter ending during the period from October 1, 2008 through September 30, 2009, 4.50 to 1.00, (v) for any fiscal quarter ending during the period from October 1, 2009 through September 30, 2010, 4.00 to 1.00 and (vi) for any fiscal quarter ending on and after September 30, 2010, 3.50 to 1.00. The Consolidated Fixed Charges Coverage Ratio covenant does not permit us to maintain a Consolidated Fixed Charges Coverage Ratio (as defined in the Credit Agreement) of less than (i) for any fiscal quarter ending during the period from July 2, 2007 through September 30, 2009, 1.25 to 1.00 and (ii) for any fiscal quarter ending on and after September 30, 2009, 1.50 to 1.00. The Credit Agreement contains affirmative and negative covenants applicable to us and our subsidiaries customarily found in similar loan agreements, including restrictions on their ability to incur indebtedness, create liens on assets; engage in certain lines of business; engage in certain mergers or consolidations, dispose of assets, make certain investments or acquisitions; engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments. The Credit Agreement contains customary events of default, including defaults based on a failure to pay principal, reimbursement obligations, interest, fees or other obligations, subject to specified grace periods; a material inaccuracy of representations and warranties; breach of covenants; failure to pay other indebtedness and cross-accelerations; a Change of Control (as defined in the Credit Agreement); events of bankruptcy and insolvency; material judgments; and failure to meet certain requirements with respect to ERISA.

Subject to the satisfaction of certain conditions and the willingness of lenders to extend additional credit, the Credit Agreement provides that we may increase the amounts available under the revolving facility and/or the term loan facility by up to $50.0 million, in the aggregate. The Company intends to increase the amounts available under the revolving facility by $50.0 million and has received commitments from Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wachovia Capital Markets, LLC or their affiliates to make these additional loans, contingent upon the consummation of this offering.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms and provisions of our capital stock is not complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and by-laws which will be included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable Delaware law. Reference is made to those documents and to Delaware law for a detailed description of the provisions summarized below.

General

Upon completion of the offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of November 15, 2007, there were 12,244,930 shares of common stock outstanding held of record by 229 stockholders and 21,645,933 shares of preferred stock outstanding, which were convertible into 17,316,745 shares of common stock, held of record by 149 stockholders. Upon the completion of the offering, we will have 42,861,675 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of us, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, of any then outstanding preferred stock. Holders of our common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. All outstanding shares of common stock are, and all shares of common stock issued by us in the offering will be, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which our board of directors may designate and that we issue in the future.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series, with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions as determined by our board of directors, without any further vote or action by our stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation, dissolution or winding-up of us.

Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws

Authorized but Unissued Shares.  The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action; Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated certificate of incorporation and by-laws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our amended and restated certificate of incorporation also requires that special meetings of stockholders be called only by our board of directors, our chairman, our chief executive officer or our president. In addition, our by-laws will provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Number, Election and Removal of the Board of Directors.  Upon the closing of the offering, our board of directors will consist of ten directors. Our amended and restated certificate of incorporation authorizes our board of directors to fix the number of directors from time to time by a resolution of the majority of our board of directors. Our bylaws, which may be amended by our board of directors, provide that the number of directors will be not less than three nor more than 15. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. Between stockholder meetings, directors may be removed by our stockholders only for cause and the board of directors may appoint new directors to fill vacancies or newly created directorships. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of our common stock.

Delaware Anti-Takeover Law.  Section 203 of the Delaware General Corporation Law, or the DGCL, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s voting stock. Section 203 may have the effect of deterring hostile takeovers, which could depress the market price of our common stock.

Indemnification of Directors and Officers and Limitation of Liability

Our certificate of incorporation and by-laws generally eliminate the personal liability of our directors for breaches of fiduciary duty as a director and indemnify directors and officers to the fullest extent permitted by the DGCL.

We intend to enter into indemnity agreements with each of our directors and executive officers, which will provide for mandatory indemnity of an executive officer or director for any “claims” they may be subject to by reason of the fact that the indemnitee is or was an executive officer or director of ours, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests and, in the case of a criminal proceeding, the indemnitee had no reasonable cause to believe that the indemnitee’s conduct was unlawful. These agreements will also obligate us to advance expenses to an indemnitee provided that the indemnitee will repay advanced expenses in the event the indemnitee is not entitled to indemnification. Indemnitees are also entitled to partial indemnification and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of a corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise owned or controlled by us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above statutory provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registration Rights

Some of our stockholders have the right to require us to register common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “MDAS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and we cannot predict the effect, if any, that market sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have outstanding an aggregate of 42,861,675 shares of common stock, assuming the issuance of 13,300,000 shares of common stock offered hereby, no exercise of the underwriters’ over-allotment option and no exercise of options or warrants after November 15, 2007. All of the 13,300,000 shares being sold in the offering (assuming no exercise of the underwriters’ over-allotment option) will be fully tradable without restriction or further registration under the Securities Act, unless held by an affiliate, as that term is defined in Rule 144 under the Securities Act.

The remaining 29,561,675 outstanding shares of our common stock will continue to be restricted securities as that term is defined in Rule 144 under the Securities Act. These shares may not be sold unless registered under the Securities Act or sold pursuant to an applicable exemption from registration, including the exemption under Rule 144. Of these shares, 28,270,255 will be subject to lockup agreements described below on the effective date of this offering. On the effective date of this offering, there will be 1,291,420 shares which are not subject to lock-up agreements and are eligible for sale pursuant to Rule 144(k), or, on the date that is 90 days after the date of this offering pursuant to Rules 144 and 701. Upon expiration of the lock-up agreements 180 days after the effective date of this offering (unless extended in certain specified circumstances described below), the 28,270,255 shares of our common stock subject to lock-up agreements will immediately become eligible for sale, subject in some cases to the limitations of Rule 144.

Lock-Up Agreements

Beneficial owners of 28,270,255 shares of common stock will be subject to lockup agreements with the underwriters that will restrict the sale of these shares for 180 days, subject to certain exceptions. See “Underwriting” for a description of the lock-up agreements.

Employee Benefit Plans

As of November 15, 2007, there were a total of 6,863,148 shares of common stock subject to outstanding options under our the 1999 Stock Incentive Plan and the 2004 Long-Term Incentive Plan 1,745,738 of which were vested and exercisable. However, for 180 days after this offering, 5,852,078 shares issuable upon exercise of these options will be subject to the lock-up agreements described above. The remaining 1,011,070 shares issuable upon exercise of these options are subject to an agreement between the optionholders and the company which prohibits the sale or other transfer of the shares during the 180 day period after the date of this prospectus. The Company has agreed with the underwriters not to permit the sales of any of these shares during such 180 period without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters. After the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act of 1933 to register all of the shares of common stock issued or reserved for future issuance under the 1999 Stock Incentive Plan and 2004 Long-Term Incentive Plan.

Warrants

As of November 15, 2007, we had outstanding warrants to purchase a total of 283,237 shares of our common stock. 24,876 shares of common stock issuable pursuant to these warrants will be eligible for sale within 90 days of the date of this prospectus, and the remaining 258,361 shares are subject to the lock up agreements described above and will be eligible for sale following the 180 day period after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned shares that are restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will be approximately 428,616 shares after the offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

A person who is not deemed to have been an affiliate of ours at any time during the three months immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares immediately under Rule 144(k) without regard to the volume limitations and other restrictions described above. We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors beyond our control.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above. Beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one year minimum holding period requirements under Rule 144.

Registration Rights

Upon completion of the offering, holders of shares of our common stock will have certain registration rights. See “Certain Relationships and Related Party Transactions.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Non-U.S. Holders

The following is a summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a holder that is a “non-U.S. holder,” as we define that term below. This summary is based upon current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, administrative rulings of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this summary does not address all aspects of U.S. federal tax considerations that may be applicable to an investor’s particular circumstances.

A “non-U.S. holder” is a person or entity that is a beneficial owner of our common stock and that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation, or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

Distributions of Our Common Stock

If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles and any excess will constitute a return of capital that is applied against and reduces your adjusted tax basis in our common stock and then any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If, however, the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below), but instead will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax.

In order to claim the benefit of a reduced withholding tax rate under a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

Generally, a corporation is a USRPHC if the fair market value of the U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we were treated as a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will not be treated as United States real property interests.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Estate Taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as representatives and joint book-running managers, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Number of
Underwriter	Shares

Morgan Stanley & Co. Incorporated	4,655,000
Lehman Brothers Inc.	3,059,000
Deutsche Bank Securities Inc.	1,662,500
Goldman, Sachs & Co.	1,662,500
Piper Jaffray & Co.	1,197,000
William Blair & Company, L.L.C.	665,000
Wachovia Capital Markets, LLC	399,000

Total	13,300,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. We, the selling stockholders, pursuant to the over-allotment option described below, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Discount and Commissions

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, and part to certain dealers at a price that represents a concession not in excess of $0.68 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	No	Full
	Exercise	Exercise

Paid by the Company
Per share	$1.12	$1.12
Total	$14,896,000	$16,555,595

Paid by the Selling Stockholders
Per share	$—	$1.12
Total	$—	$574,805

In addition, we estimate that the expenses of this offering payable by us, other than the underwriting discount and commissions, will be approximately $2.8 million.

Over-allotment Option

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,995,000 additional shares of common stock, first up to 513,219 shares from the selling stockholders named in this prospectus and then up to 1,481,781 shares from us, at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, based on the initial public offering price of $16.00 per share, the total price to the public would be $244.7 million, the total proceeds to us would be $217.2 million, the total proceeds to the selling stockholders would be $7.6 million, after deducting the underwriting discount and commissions and our estimated offering expenses.

No Sales of Similar Securities

We, all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares of common stock, not to exceed 10% of the amount of shares outstanding after this offering, in connection with strategic transactions, such as collaboration or license agreements, provided that the recipient of any such shares agrees to be subject to the restrictions described above;

•	the issuance by us of shares or options to purchase shares of our common stock pursuant to our stock plans, provided that the recipient of the shares agrees to be subject to the restrictions described above;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers by any person other than us of shares of common stock or other securities as a bona fide gift or in connection with bona fide estate planning or by intestacy; or

•	distributions by any person other than by us of shares of common stock or other securities to limited partners, members, stockholders or affiliates of such person,

provided that in the case of each of the last three transactions, no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with the transaction, and in the case of each of the last two transactions, each donee or distributee agrees to be subject to the restrictions on transfer described above.

Price Stabilization and Short Positions

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Quotation on the NASDAQ Global Select Market

Our common stock has been approved for quotation on the NASDAQ Global Select Market under the symbol “MDAS.”

Directed Share Program

At our request, the underwriters will reserve for sale, at the initial public offering price, up to 665,000 shares offered by this prospectus to directors, officers, employees, business associates and other parties related to us through a directed share program. The number of shares of our common stock available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Any shares purchased through this directed share program will be subject to an agreement between the purchaser of the shares and Morgan Stanley & Co. Incorporated, providing that the shares may not be sold, transferred or otherwise disposed of as described in the preceding paragraphs under “No Sales of Similar Securities.” The directed share program is being arranged through Morgan Stanley & Co. Incorporated whom we have agreed to indemnify against certain liabilities in connection with the directed share program, including liability for the failure of any participant to pay for its shares.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, each representative and underwriter has not made and will not make an offer of the common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of the common stock to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

and in any case in circumstances where such offer does not result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of the common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Switzerland

The shares of common stock may be offered in Switzerland only on the basis of a private placement and will not be offered or sold, directly or indirectly, to the public in Switzerland. This prospectus therefore does not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the common stock being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market in Switzerland and, consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares of common stock being offered pursuant to this prospectus have neither been registered with Swiss Federal Banking Commission under the Swiss Federal Act on Collective Investment Schemes, or the CISA. Therefore, investors protection afforded by the CISA does not extend to acquirers of the common stock.

United Kingdom

Each representative and underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general; our sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

Other Relationships

We intend to increase the amounts available under our revolving credit facility upon consummation of this offering by $50.0 million. We have received commitments from Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wachovia Capital Markets, LLC or their affiliates to make these additional loans, contingent upon the consummation of this offering. See “Description of Certain Indebtedness.” Certain of the underwriters or their affiliates may provide investment and commercial banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP. Willkie Farr & Gallagher LLP has represented and continues to represent us in connection with matters unrelated to the offering.

EXPERTS

The financial statements of MedAssets, Inc. included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Avega Health Systems, Inc. included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The combined financial statements of MD-X Solutions, Inc. and affiliates as of December 31, 2005 and 2006 and for the years ended December 31, 2005 and 2006, have been included in the registration statement in reliance upon the report of Sobel & Co., independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The financial statements of XactiMed, Inc. as of December 31, 2005 and 2006 and for the years ended December 31, 2005 and 2006, have been included in the registration statement in reliance upon the report of Weaver & Tidwell, L.L.P., independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

In January 2005, we dismissed PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm. The decision was recommended by our audit committee and approved by our board of directors. From January 2003 (the beginning of the two most recent fiscal years preceding the dismissal of PwC) through the date of dismissal, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on the consolidated financial statements for the years ended December 31, 2002 or 2003. PwC did not conduct an audit of our financial statements for the year ended December 31, 2004.

In March 2004, we received a letter from PwC in connection with the audit of our financial statements for the year ended December 31, 2002 that identified the following material weaknesses in our internal control over financial reporting:

•	we were unable to produce timely and accurate financial information in calculating its GPO revenue recognition under the Estimated Shipment Method, primarily due to timing of receipt of vendor administrative fee information; and

•	we lacked adequate documentation of controls, policies and procedures and adequate staffing of accounting positions with specific regard to SEC reporting capacity and expertise in revenue recognition. Although we did not have public reporting requirements for the year ending December 31, 2002, PwC was aware of our intention to be a public company. Many of the PwC comments identified material areas of improvement needed for management’s eventual assertion on the effectiveness of our internal controls and financial reporting as a public company.

In August 2004, we received a letter from PwC in connection with the audit of our financial statements for the year ended December 31, 2003 that identified the following additional material weaknesses primarily related to the accounting for a newly acquired company:

•	we incorrectly applied accounting requirements for software implementation and multiple element revenue accounting resulting in not correctly assigning fair market values to certain contracts that offered a number of our service offerings;

•	we did not recognize our software implementation revenues over the longer of the customer relationship period or the contract term;

•	we did not have adequate systems to track the costs associated with certain consulting and implementation engagements and our revenue share obligations were calculated in an excel spreadsheet and errors were found in the calculations; and

•	we had insufficient controls over period end close and financial reporting processes.

To remediate these weaknesses we engaged an internal control consulting firm from October 2004 through August 2005, strengthened our accounting and finance group and our internal control over financial reporting by hiring additional personnel with greater experience and expertise in accounting and finance, including a director of internal audit and corporate governance in March 2005, a director of financial reporting and accounting research in May 2004. We also centralized certain of our accounting and reporting functions to our principal corporate office and implemented additional systems and processes, including a project-based accounting system to track time and expense of employees who deliver our implementation and consulting services and an internally developed software database system to account and calculate revenue share obligations. To address the identified material weakness regarding the process of obtaining timely and accurate financial information for our GPO revenue, we adopted the As Reported revenue recognition method in September 2004 which eliminated the use of estimated revenues associated with Estimated Shipment Method; and administrative fee revenue is now recorded upon the receipt of vendor reports. All financial data presented in this prospectus have been prepared utilizing this method. We believe the actions described above have remediated each of the material weaknesses identified by PwC. However, neither management nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting.

In January 2005, we appointed BDO as our independent registered public accounting firm to audit our consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006. The decision was recommended by our audit committee and approved by our board of directors. The scope of BDO’s appointment was subsequently expanded to include an audit of our consolidated financial statements as of and for the year ended December 31, 2003 that had been restated utilizing the As Reported method of revenue recognition. From January 1, 2003 through the date we appointed BDO, neither we nor anyone on our behalf consulted with BDO regarding either: (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and we were not provided with a written report or oral advice that BDO concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement or a reportable event, as defined in Items 304(a)(1)(iv) and (v) of Regulation S-K, respectively.

We delivered a copy of this disclosure to PwC and requested that they furnish us a letter addressed to the SEC stating whether they agree with the above statements. In their letter, attached as Exhibit 16 to the Registration Statement of which this prospectus is a part, PwC indicates that they agree with the statements above concerning their firm, but also note that they have no basis for commenting as to whether the remediation efforts described, surrounding the material weaknesses noted above, occurred.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. Reference is made to each such exhibit for a more complete description of the matters involved. For further information about us and our common stock, you should refer to the registration statement. The Registration Statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of this website is http://www.sec.gov. You may also contact the SEC by telephone at (800) 732-0330.

INDEX TO FINANCIAL STATEMENTS

MedAssets, Inc.
Independent Auditors’ Report	F-3
Consolidated balance sheets of MedAssets, Inc. as of December 31, 2005, December 31, 2006 and September 30, 2007	F-4
Consolidated statements of operations of MedAssets, Inc. for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 and the nine months ended September 30, 2006 and September 30, 2007
F-5
Consolidated statements of stockholders’ deficit of MedAssets, Inc. for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 and the nine months ended September 30, 2007	F-6
Consolidated statements of cash flows of MedAssets, Inc. for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 and the nine months ended September 30, 2006 and September 30, 2007
F-10
Notes to consolidated financial statements	F-11
MD-X Solutions, Inc. and Affiliates
Unaudited combined balance sheets of MD-X Solutions, Inc. and affiliates as of June 30, 2006 and June 30, 2007	F-63
Unaudited combined statements of income of MD-X Solutions, Inc. and affiliates for the six months ended June 30, 2006 and June 30, 2007	F-64
Unaudited combined statements of changes in stockholders’ equity of MD-X Solutions, Inc. and affiliates for the six months ended June 30, 2006 and June 30, 2007	F-65
Unaudited combined statements of cash flows of MD-X Solutions, Inc. and affiliates for the six months ended June 30, 2006 and June 30, 2007	F-66
Notes to (Unaudited) combined financial statements	F-67
Independent Auditors’ Report	F-77
Combined balance sheets of MD-X Solutions, Inc. and affiliates as of December 31, 2005 and December 31, 2006	F-78
Combined statements of income of MD-X Solutions, Inc. and affiliates for the years ended December 31, 2005 and December 31, 2006	F-79
Combined statements of changes in stockholders’ equity of MD-X Solutions, Inc. and affiliates for the years ended December 31, 2005 and December 31, 2006	F-80
Combined statements of cash flows of MD-X Solutions, Inc. and affiliates for the years ended December 31, 2005 and December 31, 2006	F-81
Notes to combined financial statements	F-82
XactiMed, Inc.
Unaudited balance sheet of XactiMed, Inc. as of March 31, 2007	F-92
Unaudited statements of income of XactiMed, Inc. for the three months ended March 31, 2006 and March 31, 2007	F-93
Unaudited statement of stockholders’ equity of XactiMed, Inc. for the three months ended March 31, 2007	F-94
Unaudited statements of cash flows of XactiMed, Inc. for the three months ended March 31, 2006 and March 31, 2007	F-95
Condensed notes to financial statements	F-96
Independent Auditors’ Report	F-97
Balance sheets of XactiMed, Inc. as of December 31, 2005 and December 31, 2006	F-98
Statements of income of XactiMed, Inc. for the years ended December 31, 2005 and December 31, 2006	F-99

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MedAssets, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of MedAssets, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedAssets, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, the Company has restated previously issued financial statements as of and for the year ended December 31, 2006 to correct for share-based compensation.

As discussed in Note 10 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Standards No. 123 (R), Share-Based Payment.

/s/  BDO Seidman, LLP
Atlanta, Georgia
May 9, 2007, except for Notes 10, 12 and 17
which are as of October 8, 2007, Note 13 which is as of November 20, 2007 and Note 18 which is as of November 28, 2007

MedAssets, Inc.

Consolidated Balance Sheets

	December 31,		September 30,	September 30,
	2005	2006	2007	2007
		(Restated)	(Restated)	Proforma
			(Unaudited)
	(In thousands)

ASSETS
Current
Cash and cash equivalents	$68,331	$23,459	$24,104	$24,104
Restricted cash (Note 1)	3,561	—	20	20
Accounts receivable, net of allowances of $1,192, $964 and $3,568 as of December 31, 2005, 2006 and September 30, 2007	16,086	21,329	33,686	33,686
Deferred tax asset, current (Note 11)	6,431	9,154	8,834	8,834
Prepaid expenses and other current assets	3,891	3,438	4,977	4,977

Total current assets	98,300	57,380	71,621	71,621
Property and equipment (Note 2)	18,577	23,494	30,918	30,918
Other long term assets
Goodwill (Note 3)	74,305	133,884	232,398	232,398
Intangible assets, net (Note 3 and 4)	21,527	42,144	67,588	67,588
Deferred tax asset (Note 11)	2,238	14,456	—	—
Other	4,766	5,846	8,174	8,174

Other long term assets	102,836	196,330	308,160	308,160

Total assets	$219,713	$277,204	$410,699	$410,699

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$2,781	$5,096	$4,863	$4,863
Accrued revenue share obligation and rebates (Note 1)	22,694	22,588	21,489	21,489
Accrued payroll and benefits	8,144	11,567	12,614	12,614
Other accrued expenses	2,765	5,389	4,676	4,676
Deferred revenue, current portion (Note 1)	11,280	20,605	19,447	19,447
Current portion of notes payable (Note 6)	4,420	1,916	3,231	3,231
Current portion of finance obligation (Note 6)	196	226	120	120

Total current liabilities	52,280	67,387	66,440	66,440
Notes payable, less current portion (Note 6)	86,103	168,848	315,861	315,861
Finance obligation, less current portion (Note 6)	9,192	8,965	10,045	10,045
Deferred revenue, less current portion (Note 1)	3,228	3,218	3,613	3,613
Deferred tax liability	—	—	1,761	1,761
Other long term liabilities	—	128	3,103	3,103

Total liabilities	150,803	248,546	400,823	400,823
Redeemable convertible preferred stock (Note 8)	169,644	196,030	240,808	—
Commitments and contingencies (Note 7)	—	——	—	—
Stockholders’ deficiency
Common stock, $0.01 par value, 60,000,000 shares authorized; 7,805,000, 10,737,000 and 12,198,000 shares issued and outstanding as of December 31, 2005, 2006 and September 30, 2007	78	107	122	296
Additional paid in capital	—	—	2,570	221,312
Notes receivable from stockholders	(819)	(862)	(607)	(607)
Other comprehensive income	—	56	(1,450)	(1,450)
Accumulated deficit	(99,993)	(166,673)	(231,567)	(209,675)

Total stockholders’ (deficit) equity	(100,734)	(167,372)	(230,932)	9,876

Total liabilities and stockholders’ (deficit) equity	$219,713	$277,204	$410,699	$410,699

The accompanying notes are an integral part of these consolidated financial statements

MedAssets Inc.

Consolidated Statements of Operations

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
			(Restated)	(Restated)
				(Unaudited)
	(In thousands except for per share amounts)
Revenue
Administrative fees, net (Note 1)	$53,118	$68,169	$85,778	$64,221	$70,966
Other service fees	22,271	30,471	60,457	45,012	63,631

Total net revenue	75,389	98,640	146,235	109,233	134,597

Operating expenses:
Cost of revenue	4,881	7,491	15,601	11,043	17,845
Product development expenses	2,864	3,078	7,163	5,488	5,612
Selling and marketing expenses	16,798	23,740	32,205	24,724	26,675
General and administrative expenses	26,758	39,146	55,363	42,594	44,402
Depreciation	1,797	3,257	4,822	3,486	5,270
Amortization of intangibles	8,374	7,780	11,738	8,769	10,933
Impairment of property and equipment, intangibles and in process research and development (Notes 2, 4, and 5)	743	368	4,522	4,522	1,195

Total operating expenses	62,215	84,860	131,414	100,626	111,932

Operating income	13,174	13,780	14,821	8,607	22,665
Other income (expense):
Interest expense	(7,915)	(6,995)	(10,921)	(7,363)	(14,151)
Other income (expense) (Notes 6 and 7)	(2,070)	(837)	(3,917)	(2,786)	2,101

Income (loss) before income taxes	3,189	5,948	(17)	(1,542)	10,615
Income tax (benefit) (Note 11)	914	(10,517)	(8,860)	(8,440)	4,193

Net income from continuing operations	2,275	16,465	8,843	6,898	6,422
Discontinued operations (Note 14):
Loss from operations of discontinued business	(383)	—	—	—	—
Gain on sale of discontinued business	192	—	—	—	—

Total loss from discontinued operations (net of tax)	(191)	—	—	—	—

Net income	2,084	16,465	8,843	6,898	6,422
Preferred stock dividends and accretion	(13,499)	(14,310)	(14,713)	(11,098)	(12,445)

Net (loss) income attributable to common stockholders	$(11,415)	$2,155	$(5,870)	$(4,200)	$(6,023)

Basic and diluted (loss) income per share (Note 12):
Basic net (loss) income attributable to common stockholders’ from continuing operations	$(1.85)	$.10	$(.67)	(.51)	(.55)
Discontinued operations	(0.03)	—	—	—	—

Basic net income (loss) attributable to common stockholders’	$(1.88)	$.10	$(.67)	$(.51)	$(.55)

Diluted net (loss) income attributable to common stockholders’ from continuing operations	$(1.85)	$.08	$(.67)	(.51)	(.55)
Discontinued operations	(0.03)	—	—	—	—

Diluted net (loss) income attributable to common stockholders’	$(1.88)	$.08	$(.67)	$(.51)	$(.55)

Weighted average shares — basic	6,070	22,064	8,752	8,278	11,037
Weighted average shares — diluted	6,070	25,938	8,752	8,278	11,037
Pro forma net income per share — basic (unaudited)			$.36		$.23
Pro forma net income per share — diluted (unaudited)			$.33		$.21
Pro forma weighted shares outstanding — basic (unaudited)			24,865		28,024
Pro forma weighted shares outstanding — diluted (unaudited)			26,997		30,007

The accompanying notes are an integral part of these consolidated financial statements.

MedAssets, Inc.

Consolidated Statements of Stockholders’ Deficit
Year Ended December 31, 2004

				Notes
			Additional	Receivable	Other		Total
	Common Stock		Paid-In	from	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Stockholders	Income (Loss)	Deficit	Deficit
	(In thousands)

Balances at December 31, 2003	6,091	$61	$2,124	$(725)	$(285)	$(95,041)	$(93,866)
Accretion of preferred stock	—	—	(2,009)	—	—	—	(2,009)
Preferred stock dividends	—	—	(872)	—	—	(10,618)	(11,490)
Issuance of common stock warrants	—	—	20	—	—	—	20
Issuance of notes receivable from stockholders	—	—	—	(15)	—	—	(15)
Issuance of common stock from stock option exercise	280	3	492	—	—	—	495
Issuance of restricted stock	32	—	26	—	—	—	26
Issuance of stock in connection with series F preferred stock option unit exercise	—	—	19	—	—	—	19
Forfeiture of common stock options by employees	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	200	—	—	—	200
Change in fair value of interest rate swap	—	—	—	—	111	—	111
Interest rate swap reclassified into earnings	—	—	—	—	174	—	174
Net income	—	—	—	—	—	2,084	2,084

Comprehensive income	—	—	—	—	285	2,084	2,369

Balances at December 31, 2004	6,403	$64	$—	$(740)	$—	$(103,575)	$(104,251)

The accompanying notes are an integral part of these consolidated financial statements

MedAssets, Inc.

Consolidated Statements of Stockholders’ Deficit
Year Ended December 31, 2005

				Notes
			Additional	Receivable	Other		Total
	Common Stock		Paid-In	from	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Stockholders	Income (Loss)	Deficit	Deficit
	(In thousands)

Balances at December 31, 2004	6,403	$64	$—	$(740)	$—	$(103,575)	$(104,251)
Accretion of preferred stock	—	—	—	—	—	(2,419)	(2,419)
Preferred stock dividends	—	—	(1,427)	—	—	(10,464)	(11,891)
Issuance of notes receivable from stockholders	—	—	—	(79)	—	—	(79)
Issuance of common stock in connection with acquisition	32	—	91	—	—	—	91
Issuance of restricted stock	52	1	(1)	—	—	—	—
Issuance of common stock from stock option exercises	882	9	1,129	—	—	—	1,138
Issuance of common stock from warrant exercises	316	3	61	—	—	—	64
Issuance of common stock in connection with series F preferred stock option unit exercise	89	1	35	—	—	—	36
Issuance of common stock in connection with series F preferred stock warrant unit exercise	31	—	13	—	—	—	13
Forfeiture of common stock options by employees	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	99	—	—	—	99
Net income	—	—	—	—	—	16,465	16,465

Comprehensive income	—	—	—	—	—	16,465	16,465

Balances at December 31, 2005	7,805	$78	$—	$(819)	$—	$(99,993)	$(100,734)

The accompanying notes are an integral part of these consolidated financial statements

MedAssets, Inc.

Consolidated Statements of Stockholders’ Deficit
Year Ended December 31, 2006
(Restated)

				Notes
			Additional	Receivable	Other		Total
	Common Stock		Paid-In	from	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Stockholders	Income (Loss)	Deficit	Deficit
	(In thousands)

Balances at December 31, 2005	7,805	$78	$—	$(819)	$—	$(99,993)	$(100,734)
Accretion of preferred stock	—	—	—	—	—	(670)	(670)
Preferred stock dividends	—	—	(9,420)	—	—	(4,623)	(14,043)
Issuance of notes receivable from stockholders	—	—	—	(43)	—	—	(43)
Issuance of restricted stock	8	—	—	—	—	—	—
Issuance of common stock from stock option exercises	1,722	17	4,111	—	—	—	4,128
Issuance of common stock from warrant exercises	1,254	13	77	—	—	—	90
Issuance of common stock in connection with series F preferred stock option unit exercise	2	—	1	—	—	—	1
Forfeiture of series F preferred stock	—	—	(1)	—	—	—	(1)
Repurchase of common stock warrants	—	—	(20)	—	—	(230)	(250)
Dividend payable	—	—	—	—	—	(70,000)	(70,000)
Stock compensation expense	—	—	3,081	—	—	—	3,081
Excess tax benefit from stock option exercises	—	—	3,690	—	—	—	3,690
Reclass to share-based payment liability	(54)	(1)	(1,519)	—	—	—	(1,520)
Other comprehensive income (net of tax)	—	—	—	—	56	—	56
Net income	—	—	—	—	—	8,843	8,843

Comprehensive income	—	—	—	—	56	8,843	8,899

Balances at December 31, 2006 Restated	10,737	$107	$—	$(862)	$56	$(166,673)	$(167,372)

The accompanying notes are an integral part of these consolidated financial statements.

MedAssets, Inc.

Consolidated Statements of Stockholders’ Deficit
Nine Months Ended September 30, 2007 (Unaudited)
(Restated)

				Notes
			Additional	Receivable	Other		Total
	Common Stock		Paid-In	from	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Stockholders	Income (Loss)	Deficit	Deficit

Balances at December 31, 2006	10,737	$107	$—	$(862)	$56	$(166,673)	$(167,372)
Cumulative adjustment in connection with adoption of FIN 48	—	—	—	—	—	(1,316)	(1,316)
Preferred stock dividends and accretion	—	—	(12,445)	—	—	—	(12,445)
Payment of notes receivable from stockholders	—	—	—	255	—	—	255
Payment of dividend	—	—	—	—	—	(70,000)	(70,000)
Issuance of restricted stock	8	—	—	—	—	—	—
Issuance of common stock in connection with Series G preferred stock conversion	666	7	7,493	—	—	—	7,500
Issuance of common stock in connection with acquisition	16	—	167	—	—	—	167
Issuance of common stock from stock option exercises	727	7	2,703	—	—	—	2,710
Issuance of common stock from warrant exercises	44	1	83	—	—	—	84
Stock compensation expense	—	—	2,891	—	—	—	2,891
Excess tax benefit from stock option exercises	—	—	1,659	—	—	—	1,659
Reclass from share-based payment liability	—	—	19	—	—	—	19
Other comprehensive income (net of tax)	—	—	—	—	(1,506)	—	(1,506)
Net income	—	—	—	—	—	6,422	6,422

Comprehensive income	—	—	—	—	(1,506)	6,422	4,916

Balances at September 30, 2007 (unaudited)	12,198	$122	$2,570	$(607)	$(1,450)	$(231,567)	$(230,932)

The accompanying notes are an integral part of these consolidated financial statements.

MedAssets Inc.

Consolidated Statements of Cash Flows

						Nine Months Ended
	Years Ended December 31,					September 30,
	2004		2005		2006	2006	2007
					Restated	Restated
						(Unaudited)
	(In thousands)
Operating activities
Net income		$2,084		$16,465	$8,843	$6,898	$6,422
Loss from discontinued operations		383		—	—	—	—
(Gain) on sale of discontinued operations		(192)		—	—	—	—

Income from continuing operations:		2,275		16,465	8,843	6,898	6,422
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Bad debt expense		394		769	755	750	517
Impairment of property and equipment (Note 2)		—		368	248		—
Depreciation		1,797		3,257	4,907	3,501	5,496
Amortization of intangibles		8,374		7,827	12,398	9,264	11,473
(Gain) loss on sale of assets		—		—	41	43	3
Noncash stock compensation expense (Note 10)		200		423	3,257	1,486	2,891
Excess tax benefit from exercise of stock options (Notes 10 and 11)		—		—	(3,532)	—	(1,659)
Amortization of debt issuance costs		1,146		951	520	419	307
Noncash stock compensation for services (Note 8 and 9)		1,248		1,488	1,316	1,183	—
Noncash interest expense, net		509		462	487	396	361
Impairment of debt issuance costs		1,629		1,924	2,158	—	—
Impairment of intangibles (Notes 4 and 5)		743		—	4,274	4,522	1,195
Deferred income tax benefit (Note 11)		612		(11,011)	(13,375)	(8,711)	1,859
Changes in assets and liabilities, net of acquisitions:
Accounts receivable, net		(4,301)		(7,231)	(2,188)	(68)	(2,418)
Prepaid expenses and other assets		(711)		(1,876)	(747)	(375)	(1,057)
Other long-term assets		1,014		1,100	47	49	900
Accounts payable		770		2,133	5,012	870	(1,052)
Accrued revenue share obligations and rebates		9,084		3,594	(106)	(6,453)	(1,099)
Accrued payroll and benefits		985		2,479	2,085	2,147	85
Other accrued expenses		236		636	(459)	514	(778)
Deferred revenue		(105)		4,856	185	(2,843)	(1,375)

Net cash provided by operating activities		25,899		28,614	26,126	13,592	22,071
Cash used in discontinued operations		(1,372)		—	—	—	—

Net cash provided by operations		24,527		28,614	26,126	13,592	22,071

Investing activities
Purchases of property and equipment		(1,902)		(3,690)	(4,050)	(2,765)	(7,029)
Capitalized software costs		(2,514)		(4,004)	(6,698)	(4,161)	(5,658)
Acquisitions, net of cash acquired (Note 5)		(595)		(3,615)	(78,552)	(74,104)	(90,890)
Proceeds from sale of discontinued operations (Note 14)		869		—	—		—

Cash used in investing activities		(4,142)		(11,309)	(89,300)	(81,030)	(103,577)

Financing activities
(Increase) decrease in restricted cash		—		(3,561)	3,561	3,561	—
Proceeds from notes payable		65,639		91,500	195,271	25,000	160,188
Repayment of notes payable and capital lease obligations		(49,122)		(60,313)	(115,491)	(16,826)	(11,860)
Repayment of notes payable, discontinued operations		(4,695)		—	—	—	—
Repayment of finance obligation		(634)		(634)	(641)	(478)	(489)
Debt issuance costs		(4,528)		(1,773)	(2,135)	(63)	(1,397)
Excess tax benefit from exercise of stock options (Notes 10 and 11)		—		—	3,532	—	1,659
Purchase of series C preferred stock (Note 8)		(9,000)		(9,000)	—	—	—
Payment of series C dividends (Note 8)		(2,839)		(4,062)	—	—	—
Payment of dividend (Note 8)		—		—	(70,000)	—	(70,000)
(Issuance) payment of note receivable to stockholders		(15)		(79)	(25)	(32)	255
Issuance of series C-1 preferred stock (Note 8)		—		8,901	—	—	—
Issuance of series F preferred stock (Note 8)		268		652	12	—	—
Issuance of series J preferred stock (Note 8)						—	1,000
Issuance of common stock (Note 10)		540		1,250	4,218	2,117	2,795

Cash (used) in provided by financing activities		(4,386)		22,881	18,302	13,279	82,151

Net increase (decrease) in cash and cash equivalents		15,999		40,186	(44,872)	(54,159)	645
Cash and cash equivalents, beginning of period		12,146		28,145	68,331	68,331	23,459

Cash and cash equivalents, end of period		$28,145		$68,331	$23,459	$14,172	$24,104

Supplemental disclosure of non-cash investing and financing activities
Issuance of restricted common stock for services received		$50		$149	$118	$40	$83

Issuance of common stock warrants — services received		20		—	—	—	83

Issuance of series H preferred stock — acquisition		—		—	11,625	11,625	—

Issuance of common stock — acquisition		—		92	—	—	167

Issuance of series I preferred stock — acquisition		—		—	—	—	29,142

Issuance of series J preferred stock — acquisition	$		$		$	$—	$9,693

MedAssets, Inc.

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

We provide technology-enabled products and services which together deliver solutions designed to improve operating margin and cash flow for hospitals and health systems. Our customer-specific solutions are designed to efficiently analyze detailed information across the spectrum of revenue cycle and spend management processes of hospitals and health systems. Our solutions integrate with existing operations and enterprise software systems of our customers and provide significant and sustainable financial improvement with minimal upfront costs or capital expenditures. Our operations and customers are primarily located throughout the United States.

Basis of Presentation

The consolidated financial statements include the accounts of MedAssets, Inc. and our wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of September 30, 2007, the consolidated statements of income for the nine months ended September 30, 2006 and 2007, the consolidated statements of cash flows for the nine months ended September 30, 2006 and 2007 and the consolidated statement of stockholders’ deficit for the nine months ended September 30, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at September 30, 2007, its results of operations and its cash flows for the nine months ended September 30, 2006 and 2007. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Unaudited Pro forma Financial Information

The pro forma balance sheet gives effect to the change in capitalization resulting from the anticipated conversion of each series of MedAssets preferred stock to common stock upon an initial public offering. Upon such conversion, the accumulated and unpaid dividends associated with our preferred stock are forfeited pursuant to the terms of the certificate of incorporation. The pro forma balance sheet does not reflect any initial public offering proceeds.

The accompanying consolidated statement of operations discloses unaudited pro forma earnings per share for the year ended December 31, 2006 and the nine months ended September 30, 2007 giving affect to the conversion of our preferred stock into common stock. See Note 8 for further description of our preferred stock.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Reclassifications

Certain amounts in our 2004, 2005 and 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation.

Cash and Cash Equivalents

All highly liquid investments purchased with original maturities of three months or less at the date of purchase are carried at fair value and are considered to be cash equivalents.

Restricted Cash

The carrying amount of any cash and cash equivalents is restricted as to withdrawal or use for purposes other than current operations. Restricted Cash was $3,561,000, zero and $20,000 as of December 31, 2005, 2006 and September 30, 2007, respectively. Restricted cash as of December 31, 2005 was designated by our commercial creditors to pay for legal expenses related to a specific legal case in which we were involved. This case is further described in Note 7 below.

Financial Instruments

The carrying amount reported in the balance sheet for trade accounts receivable, trade accounts payable, accrued revenue share obligations and rebates, accrued payroll and benefits, and other accrued expenses approximate fair values due to the short maturities of the financial instruments.

The carrying amount of notes payable is presented at fair value, and interest expense is accrued on notes outstanding. The current portion of notes payable represents the portion of notes payable due within one year of the period end.

Revenue Recognition

Net revenue consists primarily of (a) administrative fees reported under contracts with manufacturers and distributors, (b) other service fee revenue that is comprised of (i) consulting revenues received under fixed-fee service contracts; (ii) subscription and implementation fees received under our ASP agreements; (iii) transaction fees received under service contracts; and (iv) software related fees.

In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), all revenue is recognized when 1) there is a persuasive evidence of an arrangement; 2) the fee is fixed or determinable; 3) services have been rendered and payment has been contractually earned, and 4) collectibility is reasonably assured.

Administrative Fees

Administrative fees are generated under contracted purchasing agreements with manufacturers and distributors of healthcare products and services (“vendors”). Vendors pay administrative fees to us in return for the provision of aggregated sales volumes from hospitals and health systems that purchase products qualified under our contracts. The administrative fees paid to us represent a percentage of the purchase volume of our hospitals and healthcare system customers.

We earn administrative fees in the quarter in which the respective vendors report customer purchasing data to us, usually a month or a quarter in arrears of actual customer purchase activity. The majority of our vendor contracts disallow netting product returns from the vendors’ administrative fee calculations in periods subsequent to their reporting dates. The vendors that are not subject to this requirement supply us with sufficient purchase and return data needed for us to build and maintain an allowance for sales returns.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Revenue is recognized upon the receipt of vendor reports as this reporting proves that the delivery of product or service has occurred, the administrative fees are fixed and determinable based on reported purchasing volume, and collectibility is reasonably assured. Our customer and vendor contracts substantiate persuasive evidence of an arrangement.

Certain hospital and healthcare system customers receive revenue share payments (“Revenue Share Obligations”). These obligations are recognized according to the customers’ contractual agreements with our GPO as the related administrative fee revenue is recognized. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, these obligations are netted against the related gross administrative fees, and are presented on the accompanying statement of operations as a reduction to arrive at total net revenue on our consolidated statement of operations.

Net administrative fees shown on our statements of operations reflect our gross administrative fees net of our revenue share obligation. Gross administrative fees include all administrative fees we receive pursuant to our group purchasing organization vendor contracts. Our revenue share obligation represents the portion of the administrative fees we are contractually obligated to share with certain of our group purchasing organization customers. The following shows the details of net administrative fee revenues for the years ended December 31, 2004, 2005, 2006 and the nine months ended September 30, 2006 and 2007.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007

Gross administrative fees	$80,928	$106,963	$125,202	$93,154	$105,880
Less: Revenue share obligation	(27,810)	(38,794)	(39,424)	(28,933)	(34,914)
Administrative fees, net	$53,118	$68,169	$85,778	$64,221	$70,966

Other Service Fees

Consulting Fees

We generate revenue from fixed-fee consulting contracts. Revenue under these fixed-fee arrangements is recognized as services are performed and deliverables are provided, provided all other elements of SAB 104 are met.

Consulting Fees with Performance Targets

We generate revenue from consulting contracts that also include performance targets. The performance targets generally relate to committed financial improvement to our customers from the use and implementation of initiatives that result from our consulting services. Performance targets are measured as initiatives are identified and implemented and the financial improvement can be quantified by the customer. In the event the performance targets are not achieved we are obligated to refund or reduce a portion of our fees.

Under these arrangements, the revenue is deferred and recognized as the performance target is achieved and the applicable contingency is released as evidenced by written customer acceptance. All revenues are fixed and determinable and applicable service is rendered prior to recognition in the financial statements in accordance with SAB 104, Revenue Recognition.

Subscription and Implementation Fees

We follow the revenue recognition guidance prescribed in EITF 00-03, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, for our ASP-based solutions. Our customers are charged upfront fees for implementation and host subscription fees for access to web-based services. Our customers have access to our software applications

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

while the data is hosted and maintained on our servers. Our customers do not take physical possession of the software applications. Revenue from monthly hosting arrangements and services is recognized on a subscription basis over the period in which our customer uses the product. Implementation fees are typically billed at the beginning of the arrangement and recognized as revenue over the greater of the subscription period or the estimated customer relationship period. We currently estimate the customer relationship period at four to five years for our ASP-based Revenue Cycle Management solutions. Contract subscription periods range from two to six years from execution.

Transaction Fees

We generate revenue from transactional-based service contracts. Revenue under these arrangements is recognized as services are performed and deliverables are provided, provided all other elements of SAB 104 are met.

Software-Related Fees

We license and market certain software products. Software revenues are derived from three primary sources: (i) software licenses, (ii) software support, and (iii) services, which include consulting, implementation and training services. We recognize revenue for our software arrangements under the guidance of Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).

We are unable to establish vendor-specific objective evidence (“VSOE”) for the license element of our software arrangements as the majority of our software licenses are for a term of one year. In addition, we are unable to establish VSOE for the service elements of our software arrangements as the prices vary or the elements are not sold separately. In the majority of our software arrangements, the service elements qualify for separate accounting under SOP 97-2 as the services do not involve significant production, customization, or modification, but entail providing services such as loading of software, training of customer personnel, and providing implementation services such as planning, data conversion, building simple interfaces, running test data, developing documentation, and software support. However, given that VSOE can not be determined for the separate elements of these arrangements, the entire arrangement fees are recognized ratably over the period in which the services are expected to be performed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

We have a limited number of arrangements in which certain service elements involve customization of the software. In these arrangements in which the service elements do not qualify for separate accounting as service transactions under SOP 97-2, the software license revenue is generally recognized together with the services revenue based on contract accounting prescribed by SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”) using a percentage of completion method.

Revenue from service elements sold independent of software arrangements, such as additional training or consulting, software support renewals, and other services, is recognized as services are performed under the guidance of SAB 104.

Combined Services

We may bundle certain of our service or product offerings into a single arrangement and market them as an enterprise deal. Our bundled service and product arrangements are generally sold as either software arrangements or service arrangements.

Our software arrangements generally include multiple deliverables or elements such as software licenses, software support, and services, which include consulting, implementation and training. Software arrangements

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

are accounted for under the guidance provided by SOP 97-2 as described above under the description Software-Related Fees.

Service arrangements generally include multiple deliverables or elements such as group purchasing services, consulting services, and ASP based subscription and implementation services. Multi-element Service Arrangements are accounted for under the guidance provided by EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Provided that the total arrangement consideration is fixed and determinable at the inception of the arrangement, we allocate the total arrangement consideration to the individual elements within the arrangement based on their relative fair values if sufficient objective and reliable evidence of fair value exists for each element of the arrangement. We establish objective reliable evidence of fair value for each element of a service arrangement based on the price charged for a particular element when it is sold separately in a standalone arrangement. Revenue is then recognized for each element according to its revenue recognition methodology. If the total arrangement consideration is not fixed and determinable at the inception of the arrangement or if we are unable to establish objective and reliable evidence of fair value for each element of the arrangement, we collapse each element into a single unit of accounting and recognize revenue as services are delivered.

The majority of our multi-element service arrangements that include group purchasing services are not fixed and determinable at the inception of the arrangement as the fee for the arrangement is earned as administrative fees are reported. As discussed previously in the revenue recognition footnote, administrative fees are not fixed and determinable until the receipt of vendor reports. For these multi-element service arrangements, we collapse each element into a single unit of accounting and recognize revenue as administrative fees are reported to us.

A limited number of multi-element service arrangements that include group purchasing services are fixed and determinable at the inception of the arrangement. In these few arrangements the customer pays a fixed fee for the entire arrangement and is entitled to receive all of the related administrative fees associated with their purchases through a 100% revenue share obligation. In these arrangements, we allocate the total arrangement fee to each element based on each element’s relative fair value. Under these arrangements, group purchasing service revenue is recognized ratably over the contractual term. Consulting revenue is recognized as services are performed and deliverables are provided. ASP-based subscription and implementation service revenue is recognized ratably over the subscription period or customer relationship period, whichever is longer.

Certain of our arrangements include performance targets. These performance targets generally relate to committed financial improvement to our customers from the use of our services. In the event the performance targets are not achieved we are obligated to refund or reduce a portion of our fees. We generally receive written customer acceptance as performance targets are achieved.

In multi-element service arrangements that involve performance targets, the amount of revenue recognized on a particular delivered element is limited to the lesser of (a) the amount otherwise allocable to that element based on using the relative fair value method, or (b) the allocable amount that is not contingent upon the delivery of additional elements or meeting other performance conditions. In all cases, revenue recognition is deferred on each element until the performance contingency has been removed and the related revenue is no longer at risk.

Loss Contracts

We may determine that certain fixed price contracts could result in a negative net realizable value. For any given arrangement, this results if and when we determine that it is both probable and reasonably estimable that the net present value of the arrangement consideration will fall below the net present value of the estimated costs to deliver the arrangement. If negative net realizable value results, we accrue for the estimated loss. For the nine months ended September 30, 2007 and 2006, and the years ended December 31, 2006, 2005, and 2004, we did not have any contracts with probable or estimable negative net realizable values.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Other

Other fees are primarily earned for our annual customer and vendor meeting. Fees for our annual meeting are recognized when the meeting is held and related obligations are performed.

Deferred Implementation Costs

We capitalize direct costs incurred during implementation of our ASP and certain of our software services. Such deferred costs are limited to the related nonrefundable implementation revenue. Deferred implementation costs are amortized over the expected period of benefit, which is the greater of the contracted subscription period or the customer relationship period. The current and long term portions of deferred implementation costs are included in “Prepaid expense and other current assets” and “Other assets,” respectively in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost and include the capitalized portion of internal use product development costs. Depreciation of property and equipment (which includes amortization of capitalized internal use software) is computed on the straight-line method over the estimated useful lives of the assets which range from three to ten years. The building and related retail space, described in Note 6 under “Finance Obligation,” are amortized over the estimated useful life of 30 years on a straight-line basis.

We evaluate the impairment or disposal of our property and equipment in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Under SFAS No. 144, we evaluate the recoverability of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or whenever management has committed to an asset disposal plan. Whenever the aforementioned indicators occur, recoverability is determined by comparing the net carrying value of an asset to its undiscounted cash flows. We recognized impairment charges to write down certain software assets in the years ended December 31, 2005 and 2006. See Note 2 for further details. We did not have an impairment of the carrying value of our fixed assets in the nine months ended September 30, 2007.

Product Development Costs

Our product development costs include expenses incurred in the application development stage or prior to technological feasibility being reached and are expensed as incurred. Internal-use software development costs are capitalized in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). External-use software development costs are capitalized when the technological feasibility of a software product has been established in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS No. 86”). Capitalized software costs are amortized on a straight-line basis over the estimated useful lives of the related software applications of up to four years. We periodically evaluate the useful lives of our capitalized software costs.

Intangible Assets — Indefinite Life

For identified intangible assets acquired in business combinations, we allocate purchase consideration based on the fair value of intangible assets acquired in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”).

As of December 31, 2005 and 2006, and September 30, 2007, intangible assets with indefinite lives consist of goodwill and a trade name. See Note 3 for further details.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

We account for our intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, we do not amortize goodwill or intangible assets with indefinite lives. We perform an impairment test of these assets annually. See Note 3 for further details of this process. If the carrying value of the assets is deemed to be impaired, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

We did not recognize any goodwill or indefinite-lived intangible asset impairments in the periods ending December 31, 2005 and 2006, and September 30, 2007.

Intangible Assets — Definite Life

The intangible assets with definite lives are comprised of our customer base, developed technology, employment agreements, non-compete agreements and certain tradename assets. See Note 4 for further details.

Intangible assets with definite lives are amortized over their estimated useful lives. We evaluate the useful lives of our intangible assets with definite lives on an annual basis. Costs related to our customer base are amortized over the period and pattern of economic benefit that is expected from the customer relationship. Customer base intangibles have estimated useful lives that range from five years to fourteen years. Costs related to developed technology are amortized on a straight-line basis over a useful life of three to seven years. Costs related to employment agreements and non-compete agreements are amortized on a straight-line basis over the life of the respective agreements. Costs associated with definite-lived trade names are amortized over the period of expected benefit of two to three years.

We evaluate indefinite-lived intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

We recognized an impairment of in-process research and development that had been acquired as part of the XactiMed, Inc. acquisition on May 18, 2007 and the Avega Health Systems, Inc. acquisition on January 1, 2006. The impairments approximated the value of the purchase price assigned to the in-process research and development asset in conjunction with the acquisitions. See Note 5 for description of the acquisition and subsequent impairment. We also impaired customer base and developed technology assets related to a 2005 acquisition during the year ended December 31, 2006. See Note 4 for further details on this impairment.

Deferred Revenue

Deferred revenue consists of unrecognized revenue related to advanced customer invoicing or customer payments received prior to revenue being realized and earned. Substantially all deferred revenue consists of (i) deferred administrative fees, (ii) deferred service fees (iii) deferred software and implementation fees, and (iv) other deferred fees, including receipts for our annual meeting prior to the event.

Deferred administrative fees arise when cash is received from vendors prior to the receipt of vendor reports. Vendor reports provide detail to the customer’s purchases and prove that delivery of product or service occurred. Administrative fees are also deferred when reported fees are contingent upon meeting a performance target that has not yet been achieved (see Revenue Recognition — Combined services).

Deferred service fees arise when cash is received from customers prior to delivery of service. Service fees are also deferred when the fees are contingent upon meeting a performance target that has not yet been achieved.

Deferred software and implementation fees include (i) software license fees which result from undelivered products or specified enhancements, acceptance provisions, or software license arrangements that lack VSOE and are not separable from implementation, consulting, or other services; (ii) software support fees which

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

represent customer payments made in advance for annual software support contracts; and (iii) implementation fees that are received at the beginning of a subscription contract. These fees are deferred and amortized over the expected period of benefit, which is the greater of the contracted subscription period or the customer relationship period. Software and implementation fees are also deferred when the fees are contingent upon meeting a performance target that has not yet been achieved.

The following table summarizes the deferred revenue categories and balances as of:

	December 31,		September 30
	2005	2006	2007
	(In thousands)

Software and implementation fees	$4,941	$12,799	$11,853
Service fees	4,928	5,449	7,226
Administrative fees	4,072	4,740	3,455
Other fees	567	835	526

	14,508	23,823	23,060
Less: current portion	(11,280)	(20,605)	(19,447)

Deferred revenue	$3,228	$3,218	$3,613

Revenue Share Obligation and Rebates

We accrue obligations and rebates for certain customers according to (i) our revenue share program and (ii) our vendor rebate programs.

Revenue Share Obligation

Under our revenue share program, certain hospital and health system customers receive revenue share payments. These obligations are accrued according to contractual agreements between the GPO and the hospital and healthcare customers as the related administrative fee revenue is recognized. See description of this accounting treatment under “Administrative Fees” in the “Revenue Recognition” section.

Vendor Rebates

We receive rebates pursuant to the provisions of certain vendor agreements. The rebates are earned by our hospitals and health system customers based on the volume of their purchases. We collect, process, and pay the rebates as a service to our customers. Substantially all the vendor rebate programs are excluded from revenue. The vendor rebates are accrued for active customers when we receive cash payments from vendors.

Concentration of Credit Risk

Revenue is earned primarily in the United States. The Company reviews the allowance for doubtful accounts based upon the credit risk of specific customers, historical experience and other information. An allowance for doubtful accounts is established for accounts receivable estimated to be uncollectible and is adjusted periodically based upon management’s evaluation of current economic conditions, historical experience and other relevant factors that, in the opinion of management, deserve recognition in estimating such allowance.

Additionally, we have a concentration of credit risk arising from cash deposits held in excess of federally insured amounts.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Share-Based Compensation (Note 10)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123(R) (“SFAS No. 123(R)”), Share-Based Payment. This statement requires companies to recognize the cost (expense) of all share-based payment transactions in the financial statements. We expense employee share-based compensation using fair value based measurement over an appropriate requisite service period on an accelerated basis. Share-based payments to non-employees must be expensed based on the fair value of goods or services received, or the fair value of the equity instruments issued, whichever is more evident. We record this non-employee share-based compensation at fair value at each reporting period or until the earlier of (i) the date that performance by the counterparty is complete or the date that the counterparty has committed to performance or (ii) the awards are fully vested. We generally base the fair value of our stock awards on the appraised value of our common stock.

We adopted the provisions of SFAS No. 123(R) effective January 1, 2006 under the “prospective” method. Under this treatment method, we only applied the provisions of SFAS No. 123(R) to share-based payments granted or modified on or subsequent to January 1, 2006.

For the year ended December 31, 2005, we measured non-cash compensation expense for our employee share-based compensation plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees (“APB 25”) and provided pro forma disclosures of net income and net income per share as if a fair value-based method had been applied in measuring compensation expense in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

Derivative Financial Instruments

Derivative instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 133 requires companies to recognize derivative instruments as either assets or liabilities in the balance sheet at fair value. See Note 15 for further discussion regarding our outstanding derivative financial instruments.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense is comprised of the tax payable for the period and the change in deferred income tax assets and liabilities during the period. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Basic and Diluted Net Income and Loss Per Share

Basic net income or loss per share is calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (“SFAS No. 128”), and EITF Issue No. 03-06, Participating Securities and the Two-Class Method Under SFAS No. 128. Basic earnings per share (“EPS”) is calculated using the weighted-average common shares outstanding in each period under the two-class method. The two-class method requires that we include in our basic EPS calculation when dilutive, the effect of our convertible preferred stock as if that stock were converted into commons shares. The convertible preferred shares are not included in our basic EPS calculation when the effect of inclusion would be antidilutive.

Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents, unless the effect of inclusion would result in the reduction of a loss or the increase in income per share. For

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

purposes of this calculation, our stock options and stock warrants are considered to be potential common shares and are only included in the calculation of diluted EPS when the effect is dilutive.

The shares used to calculate basic and diluted EPS represent the weighted-average common shares outstanding. Our preferred shareholders have the right to participate with common shareholders in the dividends and unallocated income. Net losses are not allocated to the preferred shareholders. Therefore, when applicable, basic and diluted EPS are calculated using the two-class method as our convertible preferred shareholders have the right to participate, or share in the undistributed earnings with common shareholders

Diluted net loss per common share is the same as basic net loss per share for the years ended December 31, 2004, December 31, 2006 and for the nine months ended September 30, 2006 and 2007, since the effect of any potentially dilutive securities was excluded as they were anti-dilutive due to our net loss attributable to common stockholders.

Recent Accounting Pronouncements

How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation) (“EITF No. 06-03”). EITF No. 06-03 provides that the presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs of revenues) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed in accordance with Accounting Principles Board (APB) Opinion No. 22, Disclosure of Accounting Policies. EITF No. 06-03 became effective in our first fiscal quarter of 2007. We currently record such taxes on a net basis. The adoption of EITF No. 06-03 did not have a significant impact on our financial positions, results of operation or cash flows.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on its implementation guidance, we adopted the provisions of FIN 48 on January 1, 2007. The adoption of this standard required us to derecognize deferred tax assets of $1,002,000 related to uncertain tax positions and recognize a deferred tax liability of $314,000. The cumulative impact of $1,316,000 was a reduction in our retained earnings for the nine months ended September 30, 2007.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (SAB No. 108). SAB No. 108 was issued to provide guidance on how to quantify the effects of prior year financial statement misstatements in current year financial statements.

SAB No. 108 establishes the Dual Approach Method for quantification of financial statement misstatements based upon the effects of the misstatements on each of the company’s financial statement and the related financial statement disclosures. The Dual Approach combines the two most widely used methods of

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

quantifying such misstatements, the Roll Over Approach and the Iron Curtain Approach. The Roll Over Approach quantifies a misstatement based on the amount of the error originating in the current year income statement, ignoring the effects of correcting the prior year error still residing in the current year balance sheet. The Iron Curtain Method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the year of origin. The Dual Approach Method requires quantification of the effect of correcting both the current year income statement misstatement (Roll Over) and the effect of correcting the current year balance sheet misstatement (Iron Curtain). SAB No. 108 also provides guidance for disclosure.

SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB No. 108 on December 31, 2006. The adoption had no effect on our consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It is effective for financial statements issued for fiscal years beginning subsequent to November 15, 2007, and should be applied prospectively. Based on its implementation guidance, we will adopt the provisions of SFAS No. 157 on January 1, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which permits all entities to choose to measure at fair value, eligible financial instruments and certain other items that are not currently required to be measured at fair value. The election to measure eligible instruments at fair value can be done on an instrument by instrument basis, is irrevocable and can only be applied to the entire instrument. Changes in fair value for subsequent measurements will be recognized as unrealized gains or losses in earnings at each subsequent reporting date. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our consolidated financial statements.

Stock Splits (Notes 9 and 10)

In November 2007, our Board of Directors (the “Board”) approved a 1-for-1.25 reverse stock split of the Company’s outstanding common stock. The reverse stock split also applied to the conversion ratios for the Company’s preferred stock, outstanding stock options and warrants. All share and per share information included in these consolidated financial statements have been adjusted to reflect the reverse stock split, and all references to the number of common shares and the per share common share amounts have been restated to give retroactive effect to the reverse stock split for all periods presented.

In December 2006, our Board approved a 1-for-2,000 reverse stock split of the Company’s outstanding shares of common stock. The reverse stock split became effective on December 26, 2006, but was subsequently superseded by a 2000-for-1 stock split that occurred in May 2007.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

2.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Land	$1,200	$1,200	$1,200
Buildings (Note 6)	7,700	7,700	8,821
Furniture and fixtures	2,073	2,862	4,235
Machinery and equipment	6,819	10,196	12,673
Leasehold improvements	432	943	4,964
Software (internal use)	6,563	11,363	14,770

	24,787	34,264	46,663
Accumulated depreciation and amortization	(6,210)	(10,770)	(15,745)

Property and equipment, net	$18,577	$23,494	$30,918

We classify capitalized costs of software developed for internal use in property and equipment. Costs capitalized for software to be sold, leased or otherwise marketed are classified as other assets. Software acquired in a business combination is classified as a developed technology intangible asset. Capitalized costs of software developed for internal use in the years ended December 31, 2005 and 2006 amounted to approximately $3,984,000 and $5,184,000, respectively. Capitalized costs of software developed for internal use in the nine months ended September 30, 2007 amounted to $3,406,000. Accumulated amortization related to capitalized costs of software developed for internal use was approximately $2,114,000, $4,122,000 and $6,737,000 at December 31, 2005, 2006 and September 30, 2007, respectively.

For the years ended December 31, 2005 and 2006, we recognized impairment charges of $368,000 and $248,000, respectively, related to the write down of software tools that we were not able to utilize. We had no other impairment charges related to property and equipment as of December 31, 2004, 2005 and 2006, or September 30, 2006 and 2007.

3. GOODWILL AND INDEFINITE LIFE ASSETS

Goodwill and indefinite life assets consists of the following as of:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Indefinite Life Intangibles:
Goodwill, net	$74,305	$133,884	$232,398
Tradename	—	1,029	1,029

	$74,305	$134,913	$233,427

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

The changes in goodwill and indefinite life assets are summarized as follows for the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2007 (in thousands):

Balance, December 31, 2004	$72,662
Acquisition of Med-Data (Note 5)	1,414
Acquisition of MDSI (Note 5)	229

Balance, December 31, 2005	$74,305
Acquisition of Avega (Note 5)	44,495
Acquisition of Inobis (Note 5)	3,541
Acquisition of SSH (Note 5)	11,838
Acquisition of Dominic & Irvine (Note 5)	1,549
Insource acquisition purchase accounting adjustment (Note 11)	(1,587)
Aspen acquisition purchase accounting adjustment	(257)

Balance, December 31, 2006	$133,884
Acquisition of XactiMed (Note 5)	34,260
MDSI acquisition purchase accounting adjustment	174
Acquisition of MD-X (Note 5)	64,080

Balance, September 30, 2007 (unaudited)	$232,398

In 2007, we adjusted Goodwill related to the acquisition of MDSI relating to the removal of certain contingencies called for in the purchase agreement. We paid cash of approximately $7,000 and issued 20,000 shares of common stock with a fair market value of approximately $167,000 to finalize the purchase price.

In 2006, we adjusted Goodwill related to the acquisition of Insource as the result of a deferred tax asset valuation allowance adjustment. See Note 11 for additional information. We also adjusted goodwill related to the acquisition of Aspen Acquisition LLC related to the forfeiture of certain cash and stock issued to the seller at the original acquisition date.

We acquired a tradename with a fair value of $1,029,000 as part of our acquisition of Dominic & Irvine, LLC in 2006. See Note 5 for further discussion of this acquisition. We classified the tradename as an indefinite-lived intangible asset at December 31, 2006 as we intend to perpetually utilize the tradename for our brand marketing.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

4.	OTHER INTANGIBLE ASSETS

Intangible assets with definite lives consist of the following:

	Weighted
	Average	Gross
	Amortization	Carrying	Accumulated
	Period (Years)	Amount	Amortization	Net
	(In thousands)

December 31, 2005
Customer base	7 years	$52,589	$(34,913)	$17,676
Developed technology	4 years	8,620	(4,987)	3,633
Employment agreements	2 years	406	(188)	218

	7 years	$61,615	$(40,088)	$21,527
December 31, 2006
Customer base	9 years	$78,477	$(43,645)	$34,832
Developed technology	5 years	12,486	(7,244)	5,242
Employment agreements	2 years	448	(175)	273
Beneficial lease	1.5 years	322	(193)	129
Tradename	2 years	1,192	(553)	639

	8 years	$92,925	$(51,810)	$41,115

	Weighted
	Average	Gross
	Amortization	Carrying	Accumulated
	Period (Years)	Amount	Amortization	Net
	(In thousands)

September 30, 2007 (unaudited)
Customer base	9 years	$99,159	$(51,264)	$47,895
Developed technology	5 years	18,380	(2,752)	15,628
Employment agreements	3 years	224	(65)	159
Non-compete agreements	3 years	1,054	(127)	927
Tradename	3 years	3,111	(1,161)	1,950

		$121,928	$(55,369)	$66,559

In 2006, we recognized an impairment charge of $274,000 to write down customer base and developed technology assets related to the Medical Data Specialist, Inc. acquisition in 2005. See Note 5 for further discussion of this acquisition. We impaired the intangible assets after management evaluation determined that the assets would no longer be utilized.

We acquired tradenames with a fair value totaling $1,299,000 and $620,000 as part of the acquisitions of MD-X Solutions, Inc on July 2, 2007 and XactiMed, Inc on May 18, 2007. See Note 5 for further discussion regarding these acquisitions. We estimated that the acquired tradenames would only be utilized for three years, and classified the values as definite-lived intangible assets as of September 30, 2007. We recognized $184,000 in related amortization expense during the same period.

We acquired tradenames with a fair value totaling $1,192,000 as part of the acquisitions of Avega Health Systems, and Shared Services Healthcare, Inc. in 2006. See Note 5 for further discussion regarding these acquisitions. We estimated that these acquired tradenames would only be utilized for two and three years respectively, and classified their value as definite-lived intangible assets as of December 31, 2006. We recognized $553,000 in related amortization expense during the same period.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

During the years ended December 31, 2004, 2005 and 2006, we recognized approximately $8,374,000, $7,827,000 and $12,398,000, respectively in amortization expense related to definite-lived intangible assets. During the nine months ended September 30, 2006 and 2007, we recognized approximately $9,264,000 and $11,473,000 respectively in amortization expenses related to definite-lived intangible assets. Future amortization expense of definite-lived intangibles as of September 30, 2007, is as follows:

Amount
(In thousands)

2007	$5,095
2008	16,043
2009	13,278
2010	9,928
2011	7,296
Thereafter	14,919

$66,559

5.	ACQUISITIONS

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of all or our acquisitions in 2005, 2006 and the first nine months of 2007, respectively (in thousands):

	(Unaudited)	(Unaudited)		Shared
	MD-X	XactiMed	D&I	Services	Inobis	Avega	MDSI	Med-Data
	July 2,	May 18,	November 1,	February 28,	February 15,	January 1,	October 31,	July 18,
	2007	2007	2006	2006	2006	2006	2005	2005

Current assets	$8,015	$4,250	$387	$39	$172	$3,423	$66	$942
Property and equipment	683	457	99	79	28	673	7	55
Other long term assets	50	82	—	14	—	—	—	60
Goodwill	64,080	34,260	1,549	11,838	3,541	44,495	403	1,414
Intangible assets	20,120	17,992	2,574	5,202	523	28,990	340	2,173

Total assets acquired	92,948	57,041	4,609	17,172	4,264	77,581	816	4,644
Current liabilities	2,112	1,523	337	258	305	12,321	63	1,176
Other long term liabilities	10,162	5,097	10	—	—	216	—	90

Total liabilities assumed	12,274	6,620	347	258	305	12,537	63	1,266

Total purchase price	$80,674	$50,421	$4,262	$16,914	$3,959	$65,044	$753	$3,378

Significant Acquisitions

MD-X Acquisition

On July 2, 2007, we acquired all of the outstanding common stock of MD-X Solutions, Inc, MD-X Services, Inc., MD-X Strategies, Inc. and MD-X Systems, Inc. (aggregately referred to as “MD-X”) for an approximate purchase price of $80,674,000. We paid approximately $70,981,000 in cash inclusive of $871,000

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

in acquisition-related costs and we issued 552,282 shares of Series J Preferred Stock valued at approximately $9,693,000. The final purchase price amount is subject to a working capital adjustment as defined by the purchase agreement. As of September 30, 2007, the final purchase price had not been determined and the amounts disclosed above are subject to change based on the final purchase price determination. See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. MD-X’s results of operations are included in our consolidated statement of operations for all periods subsequent to the acquisition date of July 2, 2007.

MD-X services hospitals with a variety of products designed to improve the efficiency of a hospital’s revenue cycle specifically in the accounts receivable area and capture lost revenues due to unauthorized discounts and denied insurance claims. The MD-X products are primarily service oriented but include a software element that either interfaces directly with the client hospital or is used internally to support MD-X’s service offerings. The primary strategic reason for this acquisition was to expand the MedAssets revenue cycle management service offering to include accounts receivable billing and collection services and denials management, which we believe would be attractive to our existing customer base. As a result of these factors, combined with a highly competitive sales auction for MD-X, the purchase price paid to MD-X’s shareholders reflects a premium relative to the value of identifiable assets.

Acquired intangible assets totaling $20,120,000 have a weighted average useful life of approximately 6 years. These assets include developed technology of $4,217,000 (one-year weighted-average useful life), customer base of $14,182,000 (five-year weighted-average useful life), trade name of $1,299,000 (weighted-average useful life of less than one year), non-compete agreements of $422,000 (weighted-average useful life of less than one year). None of the $64,080,000 of goodwill is expected to be deductible for tax purposes.

XactiMed, Inc. Acquisition

On May 18, 2007, through our wholly owned subsidiary XactiMed Acquisition LLC, we acquired all the outstanding stock of XactiMed, Inc. (“XactiMed”) for approximately $21,281,000 in cash (including $867,000 in acquisition related costs) and issued Series I Preferred Stock valued at approximately $29,140,000 for a total purchase price of $50,421,000. XactiMed is a provider of web-based revenue cycle solutions that help hospitals and health systems reduce the cost of managing the revenue cycle in the area of claims processing and denials management. See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. XactiMed’s results of operations are included in our consolidated statement of operations for all periods subsequent to the acquisition date of May 18, 2007.

The primary strategic reason for this acquisition was to expand the MedAssets revenue cycle management service offering to include claims processing and denials management, which we believed would be attractive to our existing customer base. Although several companies have a denials management solution, XactiMed was one of only a small number of companies with a large-scale, industry-recognized claims management service offering. As a result of these factors, combined with a highly competitive sales auction for XactiMed, the purchase price paid to XactiMed’s shareholders reflects a premium relative to the value of identifiable assets.

Acquired intangible assets totaling $17,992,000 have a weighted average useful life of approximately 5 years. These assets include developed technology of $8,777,000 (two-year weighted-average useful life), customer base of $6,800,000 (three-year weighted-average useful life), trade name of $620,000 (one-year weighted-average useful life), non-compete agreements of $600,000 (one-year weighted-average useful life), and in-process research and development (“IPR&D”) of $1,195,000. None of the $34,260,000 of goodwill is expected to be deductible for tax purposes.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

In the second quarter of 2007, we recognized an impairment charge of $1,195,000, which represented XactiMed’s IPR&D projects that had not reached a point where the related product or products were available for general release and had no alternative future use as of the acquisition date. The value assigned to this IPR&D was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products and estimating and discounting the net cash flows resulting from the projects when completed.

We have estimated the fair value of the service obligation assumed from XactiMed in connection with the acquisition. This service obligation represents our acquired commitment to provide continued ASP software and services for customer relationships that existed prior to the acquisition whereby the requisite service period has not yet expired. The estimated fair value of the obligation and other future services was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates the amount that we would be required to pay a third party to assume the service obligation. The estimated costs to fulfill the obligation were based on the historical direct costs related to providing the related services. We did not include any costs associated with selling efforts or research and development or the related fulfillment margins on these costs. As a result of allocating the acquisition purchase price, we recorded an adjustment to reduce the carrying value of XactiMed’s May 18, 2007 deferred revenue by approximately $2,900,000 to an amount representing our estimate of the fair value of service obligation assumed.

Avega Health Systems, Inc. Acquisition

On January 1, 2006, we acquired all of the outstanding stock of Avega Health Systems, Inc. (“Avega”) for approximately $53,419,000 in cash (including approximately $711,000 in acquisition costs) and issued Series H Preferred Stock valued at approximately $11,625,000 for a total purchase price of $65,044,000. Avega is a provider of decision support software and services to the healthcare industry. See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. Avega’s results of operations are included in our consolidated statement of operations for all periods subsequent to the acquisition date of January 1, 2006.

The Company acquired Avega Health Systems to add hospital budgeting, cost accounting, and revenue payor contract management capabilities to our suite of solutions. Specifically, in late 2005 and early 2006, the Company’s strategic plan focused on building the Company’s product capability (versus service capability) and the Company’s ability to link hospital-based supply chain costs with revenues. Avega Health Systems was identified as a company with industry-recognized products that could help achieve both of these strategic goals. In addition, we acquired Avega in a highly competitive sales process, which resulted in a high valuation relative to the value of identifiable assets.

Acquired intangible assets totaling $28,990,000 have a weighted average useful life of approximately 11 years. These assets include developed technology of $3,900,000 (one-year weighted-average useful life), customer base of $19,800,000 (ten-year weighted-average useful life), trade name of $1,000,000 (weighted-average useful life of less than one year), beneficial lease of $290,000 (weighted-average useful life of less than one year), and IPR&D of $4,000,000. All of the $44,495,000 of goodwill is expected to be deductible for tax purposes.

In the first quarter of 2006, we recognized an impairment charge of $4,000,000, which represented Avega’s IPR&D projects that had not reached a point where the related product or products were available for general release and had no alternative future use as of the acquisition date. The value assigned to this IPR&D was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products and estimating and discounting the net cash flows resulting from the projects when completed.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

We have estimated the fair value of the service obligation assumed from Avega in connection with the acquisition. This service obligation represents our acquired commitment to provide continued software and services for customer relationships that existed prior to the acquisition whereby the requisite service period has not yet expired. The estimated fair value of the obligation and other future services was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates the amount that we would be required to pay a third party to assume the service obligation. The estimated costs to fulfill the obligation were based on the historical direct costs related to providing the related services. We did not include any costs associated with selling efforts or research and development. As a result of allocating the acquisition purchase price, we recorded an adjustment to reduce the carrying value of Avega’s January 1, 2006 deferred revenue by approximately $5,600,000 to an amount representing our estimate of the fair value of service obligation assumed.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of MedAssets and significant acquired companies (MD-X, XactiMed, and Avega) on a pro forma basis as though the companies had been combined as of the beginning of each period and related comparable period from the period of acquisition. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the periods presented.

	Year Ended December 31,		Nine Months Ended September 30,
	2005	2006	2006	2007
	(In thousands)

Net revenue	$119,894	$146,235	$132,398	$155,626
Net income (loss)	9,551	8,843	(396)	4,090
Preferred stock dividends and accretion	(15,240)	(14,713)	(12,943)	(13,442)
Net (loss) income attributable to common stockholders	(5,689)	(5,870)	(13,339)	(9,353)
Basic and diluted net income per share attributable to common stockholders	$(.83)	$(.67)	$(1.61)	$(.85)

Other Acquisitions

Dominic and Irvine Acquisition

On November 1, 2006, we, through our wholly owned subsidiary MedAssets Supply Chain Systems, LLC, acquired certain assets and liabilities of Dominic and Irvine, LLC (“D&I”) for approximately $4,262,000 in cash (including approximately $262,000 in estimated acquisition costs). D&I is a provider of market research services in the healthcare industry. See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. The results of operations of D&I are included in our consolidated statement of operations for all periods subsequent to the acquisition date of November 1, 2006.

The asset purchase agreement includes provisions for additional acquisition consideration contingent on earn-out thresholds defined in the agreement. Any additional consideration issued prior to the end date of the earn-out will result in an adjustment to the purchase price and will be allocated to the intangible assets of D&I. From the purchase date through the year ended December 31, 2006, no additional consideration had been issued.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company acquired certain assets and liabilities of D&I in order to build the Company’s capital equipment group buy capabilities. Specifically, D&I had the capability to conduct market research for hospitals to determine the future capital equipment spending. With this market knowledge, the Company is able to develop new capital equipment group buy programs to generate discounts for our existing customers and administrative fee revenue for MedAssets. In addition, prior the acquisition, D&I conducted similar market research for several of our competitors. As part of our capital equipment strategy, the Company determined having an owned, proprietary capability was of strategic importance resulting in a purchase price in excess of the value of identifiable assets.

Acquired intangible assets totaling $2,574,000 have a weighted average useful life of approximately eight years. The intangible assets that make up that amount include developed technology of $224,000 (1 year weighted-average useful life), customer base of $1,097,000 (eight-year weighted-average useful life), an employment agreement of $224,000 (weighted-average useful life of less than one year) and an indefinite lived tradename of $1,029,000. All of the $1,549,000 of goodwill is expected to be deductible for tax purposes.

Shared Services Healthcare, Inc. Acquisition

On February 28, 2006, we, through our wholly owned subsidiary Savannah Acquisition LLC, acquired certain assets and liabilities of Shared Services Healthcare, Inc. (“Shared Services”) for approximately $16,914,000 in cash (including approximately $134,000 in acquisition costs). See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. Shared Services’ results of operations are included in our consolidated statement of operations for all periods subsequent to the acquisition date of February 28, 2006 Shared Services is a provider of supply chain contracting and consulting services to the healthcare industry. Prior to its acquisition, Shared Services was an affiliate-partner with our supply chain business. As such, we had access to Shared Services’ customer purchases, and the customers in turn were able to utilize our purchase contracts. We compensated Shared Services mainly through revenue share generated from these customer purchases. No settlement gain or loss was realized from the preexisting relationship.

The Company acquired certain assets and liabilities of SSH for several strategic reasons. Specifically, SSH was an exclusive marketing partner for MedAssets Supply Chain Systems in the Southeastern U.S. By acquiring SSH, the Company is better able to directly control our primary sales and marketing channel. In addition, though the partnership with SSH, the Company’s sales, contracting, and implementation teams established significant and meaningful working relationships with SSH employees, which better facilitated successful customer implementations and cost savings. The purchase price paid to SSH was high relative to precedent industry transactions and the value of identifiable assets given the scarcity value of the asset and the fact that SSH was owned by hundreds of hospitals.

Acquired intangible assets totaling $5,202,000 have a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include customer base of $5,010,000 (11-year weighted-average useful life), and tradename of $192,000 (weighted-average useful life of less than one year). All of the $11,838,000 of goodwill is expected to be deductible for tax purposes.

Inobis, LLC Acquisition

On February 15, 2006, we, through our wholly owned subsidiary MedAssets Analytical Services, LLC, acquired certain assets and liabilities of Inobis, LLC (“Inobis”) for approximately $3,959,000 in cash (including approximately $158,000 in acquisition costs). Inobis is a provider of supply chain consulting and technology services to the healthcare industry. See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. The results of operations of Inobis are included in our consolidated statement of operations for all periods subsequent to the acquisition date of February 15, 2006.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Acquired intangible assets totaling $523,000 have a weighted average useful life of approximately six years. The intangible assets that make up that amount include developed technology of $362,000 (three-year weighted-average useful life) and customer base of $161,000 (three-year weighted-average useful life). All of the $3,541,000 of goodwill is expected to be deductible for tax purposes.

The Company acquired certain assets and liabilities of Inobis for several strategic reasons. First, Inobis was a direct competitor to this business and was in the process of being marketed to several of our competitors. In order to give our subsidiary MedAssets Analytical Systems the size (number of customers, annual revenues) to have broader market and customer credibility, we acquired Inobis. In addition, Inobis’ historical strengths complemented our in-house capabilities. MedAssets paid a relatively high valuation as compared to identifiable assets for Inobis given the competitive process under which Inobis was being marketed.

Medical Data Specialist, Inc. Acquisition

On October 31, 2005, we, through our wholly owned subsidiary MDSI Acquisition, LLC, acquired certain assets and liabilities of Medical Data Specialist, Inc. (“MDSI”) for approximately $487,000 in cash (including approximately $35,000 in acquisition costs) and issued common stock valued at $92,000 for the total purchase price of $579,000. See Note 10 for further discussion of this stock issuance. MDSI is a provider of supply chain and technology services to the healthcare industry. See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. The results of operations of MDSI are included in our consolidated statement of operations for all periods subsequent to the acquisition date of October 31, 2005.

The asset purchase agreement included provisions to withhold approximately $20,000 in cash and common stock valued at approximately $46,000 at the acquisition date. In June 2007, the contingent events defined in the purchase agreement were achieved and we paid an additional $174,000 in purchase consideration to the former owners of MDSI. We paid approximately $7,000 in cash and issued 16,000 shares of our common stock valued at approximately $167,000. The additional consideration resulted in an adjustment to the purchase price and was allocated to the goodwill of MDSI. The contingent events defined in the purchase agreement have been satisfied and we are no longer obligated to pay additional consideration related to this acquisition.

The adjusted total purchase price of MDSI, taking into account this additional contingent consideration paid as of June 30, 2007, was $753,000, consisting of $494,000 in cash (including $35,000 of acquisition costs) and issued common stock valued at $259,000.

Acquired intangible assets totaling $340,000 have a weighted average useful life of approximately five years. The intangible assets that make up that amount include developed technology of $160,000 (two-year weighted-average useful life) and customer base of $180,000 (three-year weighted-average useful life). All of the $404,000 of goodwill is expected to be deductible for tax purposes.

MDSI was acquired to enhance the product and service delivery capabilities of MedAssets Analytical Systems. MDSI’s culture was complimentary to that of MedAssets Analytical Systems.

Med-Data Acquisition

On July 18, 2005, we, through our wholly owned subsidiary Project Metro Acquisition, LLC, acquired certain assets and liabilities of Med-Data Management, Inc. (“Med-Data”) for approximately $3,378,000 in cash (including approximately $144,000 in acquisition costs). Med-Data is a provider of revenue cycle and chargemaster management consulting and software services to the healthcare industry. See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

the date of acquisition. The results of operations of Med-Data are included in our consolidated statement of operations for all periods subsequent to the acquisition date of July 18, 2005.

The asset purchase agreement included provisions for additional acquisition consideration contingent on earn-out thresholds defined in the agreement. Any additional consideration issued will result in an adjustment to the purchase price and will be allocated to the intangible assets of Med-Data. From the purchase date through the year ended December 31, 2006 and 2005, respectively, no additional consideration had been issued. The earn-out period ended on June 30, 2007 and no additional consideration is due based on our calculations of the earn-out criteria. The calculation of the earn-out amount was delivered to the former owner of Med-Data on September 25, 2007. Under the terms of the Asset Purchase Agreement, the former owner has thirty days to dispute the Company’s calculation. The maximum earn out payable under the Asset Purchase Agreement is $4,000,000 (see note 7).

Acquired intangible assets totaling $2,173,000 have a weighted average useful life of approximately six years. The intangible assets that make up that amount include developed technology of $900,000 (two-year weighted-average useful life), customer base of $1,049,000 (four-year weighted-average useful life), and employment agreements of $224,000 (one-year weighted-average useful life). All of the $1,414,000 of goodwill is expected to be deductible for tax purposes.

The Company acquired Med-Data Management to expand its revenue cycle capabilities to include a product and service focused on the smaller hospital market. In addition, Med-Data has industry and hospital charge description master product knowledge. The Company intends to use this knowledge, combined with our current product and product knowledge, to develop a next generation charge description master management tool.

6.	NOTES PAYABLE

Notes payable are summarized as follows as of:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Notes payable — senior	$33,250	$170,000	$318,349
Revolving credit facility	56,500	—	—
Other	773	764	743

	90,523	170,764	319,092
Less: current portions	(4,420)	(1,916)	(3,231)

	$86,103	$168,848	$315,861

Interest paid during the years ended December 31, 2004, 2005 and 2006 was approximately $6,522,000, $5,406,000 and $9,464,000, respectively. Interest paid during the nine months ended September 30, 2006 and 2007 was approximately $6,333,000 and $13,234,000, respectively.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Future maturities of principal of notes payable as of September 30, 2007 are as follows:

Amount
(In thousands)

2007	$808
2008	3,231
2009	3,466
2010	3,392
2011	3,462
Thereafter	304,733

$319,092

July 2007 Amendment

On July 2, 2007, we amended our existing credit agreement and added $150,000,000 in additional debt. The proceeds of the additional debt were used to (i) purchase all of the outstanding stock of MD-X, and XactiMed; (ii) for the dividend discussed in Note 8; and (iii) the paydown of $10,000,000 outstanding under our revolving credit facility. The additional debt shall be treated as senior for purposes of meeting certain financial covenants of the amended credit agreement. The amended agreement also includes certain modifications to existing financial covenant calculations. The maturity date of the additional debt is the same as in the existing credit agreement, or October 23, 2013. The additional debt is collateralized by substantially all of the Company’s assets. Interest payments are calculated at the current London Inter-bank Offered Rate (“LIBOR”) plus an applicable margin. The applicable interest rate was 7.60% at September 30, 2007 (however, the base LIBOR rate was swapped for a fixed rate on a notional amount of the additional debt on July 25, 2007. See Note 15). Equal principal reduction payments of approximately $376,000 (each representing approximately 0.25% of the loan) began on September 30, 2007 and will be paid quarterly throughout the term, with a balloon payment due at maturity or October 23, 2013. We are required to prepay the additional debt based on a percentage of free cash flow generated in each preceding fiscal year. As of September 30, 2007, $149,624,000 was outstanding on the additional debt.

In connection with the July 2007 amendment, we capitalized approximately $1,397,000 of debt issuance costs related to the additional debt borrowing. The debt issuance cost will be amortized into interest expense using the effective interest method until the maturity date.

October 2006 Refinancing

On October 23, 2006, we executed a credit agreement which provided for $230,000,000 of senior credit facilities. These facilities consist of a new Senior Secured Term loan of $170,000,000 and a new Revolving Credit Facility of $60,000,000. No funds have been drawn on the Revolving Credit Facility as of December 31, 2006. However in connection with a building lease, we provided a $1,000,000 letter of credit to the landlord (see “Finance Obligation” further within note). This letter of credit reduces the availability under the Revolving Credit Facility to $59,000,000 as of December 31, 2006.

The funds received from these credit facilities were used to: i) pay in full and replace all preexisting Senior Financing (executed in July 2005 and February 2006), including the preexisting Senior Secured Term loan of $35,000,000, the Revolving Credit facility of $65,000,000 (of which $45,500,000 was drawn prior to the Refinancing), and the Supplemental Term Loan of $25,000,000; and ii) remit a $70,000,000 dividend payment on December 1, 2006, to all stockholders of record as of November 21, 2006. See Note 8 for further discussion of the dividend.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

The new Senior Secured Term loan has a seven-year term, and the new Revolving Credit Facility has a term of five years. The new senior financing is collateralized by substantially all of our assets and has certain financial and non-financial debt covenants. Interest payments are calculated at the current LIBOR rate plus an applicable margin. At December 31, 2006 and September 30, 2007 the applicable interest rate was 7.85% and 7.60% (however, the base LIBOR rate was swapped for a fixed rate on a notional amount of the facility on November 29, 2006. See Note 15). Equal principal reduction payments of $425,000 (each representing 0.25% of the loan) for the Senior Secured Term loan begin on March 31, 2007 and will be paid quarterly throughout the seven-year term of the loan, with a balloon payment due at maturity, or October 23, 2013. No principal payments are required on amounts drawn under the Revolving Credit Facility. Rather, the entire balance of the Revolving Credit facility is due upon maturity, or October 23, 2011. We are required to prepay the senior credit facilities based on a percentage of free cash flow generated in each preceding fiscal year. As of December 31, 2006 and September 30, 2007 $170,000,000 and $168,725,000, respectively was outstanding under the Senior Secured Term loan. As of September 30, 2007 we had no outstanding borrowings and $59,000,000 of unused availability under the Revolving Credit Facility.

In connection with the October 2006 senior refinancing, we expensed approximately $2,158,000 (included in “Other” expense in the accompanying statement of operations) as an early extinguishment of debt charge. The majority of this charge represented the write off of unamortized debt issuance costs related to the preexisting Senior Secured Term loan, Revolving Credit Facility, and Supplemental Term loan. In accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”), we determined that the new senior financing was a substantially different loan structure from the preexisting financing. Thus, the entire preexisting unamortized debt issuance costs were expensed. Immediately subsequent to this transaction, we capitalized $2,073,000 of new debt issuance costs in relation to the October 2006 senior refinancing, of which $1,532,000 relates to the Senior Secured Term loan and $541,000 relates to the Revolving Credit Facility. The remaining unamortized debt issuance costs will continue to be amortized using the effective interest method until the respective maturity dates, October 31, 2013 for the Senior Secured Term loan and October 31, 2011 for the Revolving Credit Facility.

The unamortized debt issuance costs as of December 31, 2006 and September 30, 2007 were $2,018,000 and $3,108,000, respectively. We recognized $520,000 and $307,000 in total debt issuance cost amortization for the year ended December 31, 2006 and the nine months ended September 30, 2007.

Amendment to Preexisting Credit Agreement (February 2006) — Subsequently Refinanced

On February 28, 2006, we amended our Amended and Restated Credit Agreement from July 2005 to include an additional “Supplemental Term Loan” of $25,000,000. The proceeds of the Loan were used to (i) purchase the net assets of Shared Services and Inobis, as discussed previously; and (ii) for general corporate and operating expenses. The terms of the Loan were similar to that of the pre-existing Term A Senior Secured loan (secured in July 2005), and the Loan was treated as Senior for purposes of meeting certain financial covenants of the amended credit agreement. The amended agreement also included certain modifications to preexisting financial covenant calculations. The maturity date of the Loan was the same as in the pre-existing credit agreement, or July 7, 2010. The Loan was also collateralized by our assets. Interest payments were calculated at either LIBOR or Prime rate plus an applicable margin. Principal reduction payments began on March 31, 2006 and were made quarterly, and ranged from 2.6% to 9.2% of the facility. We also capitalized approximately $63,000 in associated debt issuance costs.

The Supplemental Term Loan was paid in full and replaced with the senior secured credit facilities entered into in October 2006.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

July 2005 Financing — Subsequently Refinanced

On July 7, 2005, we amended our former credit agreement which modified the terms of our Senior Financing. The preexisting Revolving Credit Facility, Senior Secured Term loan, and Second Lien Term loan were replaced with (i) a $35,000,000 Term “A” Senior Secured Term (“Term A”) loan and (ii) a $65,000,000 Revolving Credit facility; and the preexisting Secured Term loan and Second Lien Term loan were paid in full. The amendment to the former agreement allowed us to reduce our existing senior level debt and increase our borrowing capacity under the Revolving Credit facility.

Both of the new instruments had a five-year term. The Term A loan and Revolving Credit facility were collateralized by substantially all of our assets and had certain financial and non-financial debt covenants, substantially similar to those of the preexisting Senior Financing. Interest payments were calculated at LIBOR plus an applicable margin for both instruments under the new Senior Financing. As of December 31, 2005, the interest rate equaled 7.27% on the Term A loan, and 7.13% on the Revolving Credit facility. Principal reduction payments began on September 30, 2005 for the Term A loan, and were made quarterly and ranged from 2.5% to 8.8% of the facility. Principal payments were not required under the Revolving Credit facility. Rather, the entire balance of the Revolving Credit facility was due upon maturity. We were required to prepay the Term A loan and Revolving Credit facility based upon excess cash flow targets (as defined under the credit agreement, on an annual basis). As of December 31, 2005, the amount outstanding under the Term A loan was $33,250,000, and the amount drawn and outstanding under the Revolving Credit Facility was $56,500,000.

At the time of the amendment, we had pre-existing unamortized debt issuance costs of $2,887,000. We used the $35,000,000 proceeds from the Term A loan along with $17,000,000 of its cash on hand to pay in full the preexisting Senior Term loan and Second Lien Term loan at the time of closing. This transaction reduced our preexisting term loan debt from $52,000,000 at the time of closing to $35,000,000 under the Term A loan. Under the guidance of EITF 96-19, we determined that the Term A loan represents a substantially different loan structure from the preexisting term loans. As such, we immediately expensed $1,924,000 (included in “Other” expense in the accompanying statement of operations) as an early extinguishment of debt charge, which represented the portion of unamortized debt issuance costs related to the preexisting Senior Term and Second Lien Term loans. With respect to the Revolving Credit facility, the preexisting Revolving Credit facility was increased from $30,000,000 to $65,000,000 under the new facility. We applied EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, with respect to the Revolving Credit facility. Under this guidance, we capitalized $1,773,000 of additional debt issuance costs related to the Term A loan and the Revolving Credit facility, combined these costs with our preexisting unamortized debt issuance costs related to our preexisting Revolving Credit facility of $963,000, and allocated these costs proportionately to the new debt structure (35% to the Term A loan and 65% to the Revolving Credit Facility). The combined unamortized debt issuance costs were $2,736,000 after the transaction was complete, and the balance as of December 31, 2005 was $2,463,000. We incurred $951,000 in total debt issuance cost amortization in 2005.

The July 2005 Senior Financing was paid in full and replaced with the senior secured credit facilities entered into in October 2006.

Finance Obligation

We entered into a lease agreement for a certain office building with an entity owned by the former owner of a company that was acquired in May 2001 (the “Lease Agreement”). Under the terms of the Lease Agreement, we were required to purchase the office building and adjoining retail space on January 7, 2004 for $9,274,000. The fair value of the office building and related retail space at the acquisition date was approximately $6,000,000 and $2,900,000, respectively.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

In August 2003, we facilitated the sale of the office building and related retail space under the Lease Agreement. We entered into a new lease with the new owner of the office building and provided a $1,000,000 letter of credit and eight months of prepaid rent in connection with the new lease. The new lease agreement is for ten years. The letter of credit and prepaid rent constitute continuing involvement as defined in Statement of Financial Accounting Standards No. 98, Accounting for Leases (“SFAS No. 98”), and as such the transaction did not qualify for sale and leaseback accounting. In accordance with SFAS No. 98, the Company recorded the transaction as a financing obligation. As such, the book value of the assets and related obligation remain on the Company’s consolidated financial statements. We recorded a $501,000 commission on the sale of the building as an increase to the corresponding financing obligation. In addition, we deferred approximately $386,000 in financing costs that will be amortized into expense over the life of the obligation. Subsequent to the date of sale (August 2003), we decreted the finance obligation in accordance with a policy that would match the amortization of the corresponding asset. The amount of the decretion through December 31, 2005 and 2006 was approximately $171,000 and $196,000, respectively. In July 2007, we extended the lease terms of the Lease Agreement an additional four years through July 2017. The terms of the lease extension were substantially similar to that of the original lease term, and our outstanding letter of credit continues to constitute continuing involvement as defined by SFAS No. 98. The lease extension effectively increased our outstanding finance obligation and corresponding office building asset by $1,121,000 at September 30, 2007. The amount of the finance obligation decretion for the nine months ended September 30, 2007 was $168,000.

The lease payments on the office building are charged to interest expense in the periods they are due. The lease payments included as interest expense in the accompanying statement of operations for the years ended December 31, 2004, 2005 and 2006 were approximately $634,000, $634,000 and $642,000, respectively. The lease payments included as interest expense in the accompanying statement of operations for the nine months ended September 30, 2006 and 2007 were approximately $479,000 and $489,000, respectively.

Rental income and additional interest expense is imputed on the retail space of approximately $438,000 annually and $329,000 for each nine month period. Both the income and the expense are included in “Other income (expense)” in the accompanying consolidated statement of operations for each of the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 with no effect to net income. Under the Lease Agreement, we are not entitled to actual rental income on the retail space, nor do we have legal title to the building.

When we have no further continuing involvement with the building as defined under SFAS No. 98, we will remove the net book value of the office building, adjoining retail space, and the related finance obligation and account for the remainder of our payments under the Lease Agreement as an operating lease. Under the Lease Agreement, we will not obtain title to the office building and retail space. Our future commitment is limited to the payments required by the ten year Lease Agreement. At September 30, 2007, the future undiscounted payments under the Lease Agreement aggregate to approximately $6,563,000.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Future payments of the finance obligation as of September 30, 2007 are as follows:

Obligations
Under
Capital Lease
(In thousands)

2007	$270
2008	1,085
2009	1,096
2010	1,096
2011	1,103
Thereafter	14,170

18,820
Less: Amounts representing interest	(8,655)

Net present value of capital lease obligation	10,165
Less: Amount representing current portion	(120)

Finance obligation, less current portion	$10,045

7.	COMMITMENTS AND CONTINGENCIES

We lease certain office space and office equipment under operating leases. Future minimum rental payments under operating leases with initial or remaining non-cancelable lease terms of one year as of September 30, 2007 are as follows:

Operating
Lease
(In thousands)

2007	$1,121
2008	4,915
2009	3,941
2010	3,846
2011	3,802
Thereafter	10,970

$28,595

Rent expense for the year ended December 31, 2004, 2005 and 2006, was approximately $1,881,000, $2,496,000 and $3,432,000, respectively. Rent expense for the nine months ended September 30, 2006 and 2007 was approximately $2,597,000 and $3,248,000, respectively.

Legal Proceedings

In August 2007, the former owner of Med-Data indicated that she intends to dispute our earn-out calculation made under the Med-Data Asset Purchase Agreement and alleged that we failed to fulfill our obligations with respect to the earn-out. The company refutes these allegations and intends to vigorously defend itself against these allegations. The maximum earn-out payable under the Asset Purchase Agreement is $4,000,000.

In August 2004, a medical device manufacturer (the “Plaintiff”) filed suit against one of our subsidiaries claiming damages based on its allegations. Our subsidiary (the “subsidiary”) denied the allegations and subsequently defended itself in this matter, and brought a countersuit against the Plaintiff.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

In May 2006, the parties engaged in settlement discussions. We and our subsidiary determined that a settlement was in our best interest, and entered into a confidential settlement with the Plaintiff. As a result, the suit was dismissed. During 2005 and 2006, we incurred legal expenses related to this matter of approximately $5,698,000 and $8,629,000, including the payment of a confidential settlement amount. The settlement charge is included in Other expense for the year ended December 31, 2006.

We are not aware of any other significant litigation in which a financial outcome is either probable or estimable as of December 31, 2006 or September 30, 2007.

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

The following tables summarize the Preferred Stock of the Company at December 31, 2005 and 2006 and September 30, 2007:

					Total
					Redeemable
	Preferred Shares			Additional	Convertible
		Issued and	Par Value	Paid-In	Preferred	Dividend	Cumulative	Liquidation
Series	Authorized	Outstanding	($0.01/Share)	Capital	Stock	Rate	Dividends	Value
	(In thousands)

December 31, 2005
A	9,700	9,020	$90	$44,222	$44,312	8%	$17,256	$44,316
B	6,000	2,931	29	42,929	42,958	8%	16,589	42,968
B-2	4,000	2,055	21	28,679	28,700	8%	8,009	26,505
C	1,803	803	8	11,480	11,488	10%	3,776	11,005
C-1	1,000	1,000	10	9,648	9,658	10%	682	9,682
D	4,000	611	6	7,159	7,165	8%	1,690	7,190
E	200	200	2	2,035	2,037	4%	205	2,005
F	4,000	1,551	16	16,194	16,210	8%	2,268	16,223
G	833	833	8	7,108	7,116	0%	—	7,500
H	1,693	—	—	—	—	8%	—	—
Undesignated	6,504	—	—	—	—	—	—	—

	39,733	19,004	$190	$169,454	$169,644		$50,475	$167,394

					Total
					Redeemable
	Preferred Shares			Additional	Convertible
		Issued and	Par Value	Paid-In	Preferred	Dividend	Cumulative	Liquidation
Series	Authorized	Outstanding	($0.01/Share)	Capital	Stock	Rate	Dividends	Value
	(In thousands)

December 31, 2006
A	9,700	9,020	$90	$47,770	$47,860	8%	$20,801	$47,861
B	6,000	2,931	29	46,376	46,405	8%	20,026	46,405
B-2	4,000	2,055	21	30,799	30,820	8%	10,130	28,625
C	1,803	803	8	12,609	12,617	10%	4,905	12,134
C-1	1,000	1,000	10	10,633	10,643	10%	1,643	10,643
D	4,000	611	6	7,760	7,766	8%	2,266	7,767
E	200	174	2	2,151	2,153	4%	249	1,815
F	4,000	1,558	16	17,695	17,711	8%	3,569	17,588
G	833	833	8	7,492	7,500	0%	—	7,500
H	1,693	1,057	11	12,544	12,555	8%	930	12,555
Undesignated	6,504	—	—	—	—	—	—	—

	39,733	20,042	$201	$195,829	$196,030		$64,519	$192,893

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

					Total
					Redeemable
	Preferred Shares			Additional	Convertible
		Issued and	Par Value	Paid-In	Preferred	Dividend	Cumulative	Liquidation
Series	Authorized	Outstanding	($0.01/Share)	Capital	Stock	Rate	Dividends	Value
	(In thousands)

September 30, 2007 (Unaudited)
A	9,700	9,020	$90	$50,598	$50,688	8%	$23,628	$50,688
B	3,000	2,931	29	49,111	49,140	8%	22,762	49,140
B-2	2,055	2,055	21	32,502	32,523	8%	11,833	30,328
C	803	803	8	13,531	13,539	10%	5,827	13,056
C-1	1,000	1,000	10	11,425	11,435	10%	2,435	11,435
D	611	611	6	8,221	8,227	8%	2,727	8,227
E	200	174	2	2,206	2,208	4%	303	1,870
F	4,000	1,558	16	18,740	18,756	8%	4,614	18,633
G	833	—	—	—	—	0%	—	—
H	1,057	1,057	11	13,297	13,308	8%	1,683	13,308
I	1,712	1,712	17	29,812	29,829	8%	690	23,940
J	626	626	6	11,149	11,155	8%	170	8,670
Undesignated	4,403	—	—	—	—		—	—

	30,000	21,547	$216	$240,592	$240,808		$76,672	$229,295

Notes Issued in Association with Series E Preferred Stock

In March 2003, we made loans totaling $450,000 to stockholders. The loans are evidenced by promissory notes which are secured by pledged shares of our Series E Preferred Stock. In the event the holder defaults on the notes, the Series E Preferred Stock reverts back to the Company. The notes and related accrued interest may be prepaid at any time at the discretion of the holder. The notes are deemed to have been issued with no recourse because the Series E Preferred Stock represents the only collateral supporting our risk in the notes and we have had a history of forgiving employee notes associated with stock. We have applied the guidance provided under EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and EITF 95-16 Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25 and determined that the promissory notes should receive variable accounting and be marked to market value at each reported balance sheet date. As such, we recorded non-cash compensation expense to mark the notes to market value. We have continued to account for the notes using variable accounting pursuant to paragraph 83 of SFAS No. 123(R). For the years ended December 31, 2005 and 2006, we recorded $324,000 and $175,000 of compensation expense, respectively. No compensation expense was recorded in 2004 as the market value of the notes did not change materially as of December 31, 2004.

Other Stock Transactions

Series F Preferred Stock

During 2005 and 2006, certain holders of the Series F Preferred Stock Option Units exercised approximately 288,000 and 7,000 Series F Preferred Stock Option Units, respectively. As a result, we issued approximately 288,000 and 7,000 shares of our Series F Preferred Stock and 89,000 and 2,000 shares of our common stock for aggregate exercise proceeds of approximately $519,000 and $13,000, respectively.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

During 2005, certain holders of the Series F Preferred Stock Warrant Units exercised approximately 101,000 Series F Preferred Stock Warrant Units. As a result, we issued approximately 101,000 shares of our Series F Preferred Stock and 31,000 shares of our common stock for aggregate exercise proceeds of approximately $182,000.

During 2005, approximately 4,000 Series F Preferred Stock Option Units were forfeited by former employees.

Series G Preferred Stock

On July 30, 2007, the holders of the Series G Preferred Stock exercised their rights as allowed under the Certificate of Incorporation and converted all 833,333 outstanding shares of Series G Preferred Stock into shares of common stock at a conversion ratio of .800000 shares of common stock for each share of Series G Preferred Stock (See note 18).

On June 30, 2003, we terminated and settled a prior agreement with a large customer and entered into a new agreement with a term of eight years and four months. The agreement requires the customer to deal exclusively with us for group purchasing services subject to certain cancellation penalties. The settlement of the prior agreement provided for the issuance of 833,333 shares of Series G Preferred Stock valued at approximately $4,208,000 to the customer. We have recognized the payment as a prepaid asset in the accompanying consolidated balance sheet and have amortized the amount into revenue share incentive over the period of expected benefit. We recorded amortization of approximately $1,228,000, $1,482,000 and $1,027,000 for the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, the prepaid asset has been fully amortized.

Amended and Restated Certificate of Incorporation

On July 2, 2007, we amended and restated the provisions of our Certificate of Incorporation (the “Certificate”) authorizing 625,920 shares of Series J Convertible Preferred Stock. The Certificate created redemption rights for the holders of the Series J Preferred Stock that were similar to those of the Series I Preferred Stock (as amended in May 2007). We issued 552,282 shares of Series J Preferred Stock in connection with the acquisition of MD-X (see note 5).

Subsequent to the acquisition, we sold approximately 73,000 shares of our Series J Preferred Stock to an officer of MD-X for proceeds of approximately $1,000,000.

On July 23, 2007, we amended the provision of our Certificate to lower the price per share that is required for automatic conversion of all preferred stock under certain circumstances, including a “Qualified Public Offering” as defined in the Certificate. The price was lowered from $18 per share to $14 per share.

In November 2007, we amended and restated the provisions of our Certificate effecting a 1-for-1.25 reverse stock split (See note 18). In May 2007, we amended and restated the provisions of our Certificate thereby authorizing us to effectuate a 2,000-for-1 stock split of our shares of common stock at a conversion ratio of one share of common shares outstanding to two thousand new shares of common stock. See Note 9 for further discussion of this stock split. In addition, the amendment authorized 1,712,076 shares of Series I Convertible Preferred Stock. The Certificate created redemption rights for the holders of the Series I Preferred Stock that were similar to those of the Series H Preferred Stock (as amended in December 2005). The Series I Preferred Stock was subsequently issued in May 2007 to former owners of XactiMed. See Note 5 for further discussion regarding the acquisition of XactiMed. The Certificate also authorized 5,028,425 shares of Undesignated Preferred Stock.

In December 2006, we amended and restated the provisions of our Certificate thereby authorizing us to effectuate a 1-for-2,000 reverse stock split of our shares of common stock. See Note 9 for further discussion of this stock split.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

In December 2005, we amended and restated the provisions of our Certificate thereby authorizing 1,693,182 shares of Series H Convertible Preferred Stock. This stock was subsequently issued in January 2006 to former owners of Avega. See Note 5 for further discussion regarding the acquisition of Avega. The Certificate also authorized 6,503,595 shares of Undesignated Preferred Stock.

The Certificate created redemption rights for the holders of the Series H Preferred Stock that were similar to those of the Series C and Series C-1 Preferred Stock (as amended in March 2005). The holders of the Series H Preferred Stock have an election right to put their shares back to us at a redemption price equal to the liquidation amount plus accrued and unpaid dividends upon the occurrence of (i) a decision by the Board of Directors to proceed with a public offering for the sale of common stock to the public in accordance with certain requirements covered by the Certificate; (ii) the majority vote of the holders of Series A, B, B-2, C, C-1, E, G, and H Preferred Stock as a single class to convert their shares to common stock; (iii) an election by the holders of Series G or the Senior Subordinated Preferred Stock requiring the Company to redeem such shares. Any of the events (i, ii, or iii) are considered a “Series H Redemption Triggering Event” as defined under the Certificate; or (iv) January 1, 2008, June 30, 2008, December 31, 2008, June 30, 2009, or December 31, 2009 at the option of the Series H “Electing Holders.”

Series C-1 (as modified in March 2005 and December 2005)

In March 2005, we amended and restated the provisions in our Certificate thereby authorizing 1,000,000 shares of Series C-1 Convertible Preferred Stock. This stock was subsequently issued to an investor in relation to a preceding Series C Preferred Stock put (see later discussion). The provisions within the amended Certificate for the Series C-1 Preferred Stock are substantially the same as those of the Series C Preferred Stock.

The Certificate modified the redemption rights of the holders of Series C and Series C-1 Preferred Stock. The holders of Series C and Series C-1 Preferred Stock have an election right to put their shares back to us at a redemption price equal to the liquidation amount plus accrued and unpaid dividends upon the occurrence of (i) a decision by the Board of Directors to proceed with a public offering for the sale of common stock to the public in accordance with certain requirements covered by the Certificate; (ii) the majority vote of the holders of Series A, B, B-2, C, C-1, E, G, and H Preferred Stock as a single class to convert their shares to common stock; or (iii) an election by the holders of Series G, the Senior Subordinated Preferred Stock, or Series H requiring the Company to redeem such shares. Any of the above events are considered a “Series C Redemption Triggering Event” as defined under the Certificate.

Voting

As amended by the July 2007 amendment, the holders of the Preferred Stock (other than the Series G Preferred Stock) are entitled to one vote per share. The holders of Series A, Series B, and Series D Preferred Stock have rights voting separately as a class in respect to the election of Board of Directors and certain other matters. Each of Series A Preferred Stock and Series B Preferred Stock has the exclusive right, voting separately as a class, to elect two directors, and the Series D Preferred Stock has the exclusive right, voting separately as a class, to elect one director. In all other respects, the holders of Series A, Series B, Series B-2, Series C, Series C-1, Series D, Series E, Series F, Series H, Series I and J Preferred Stock and common stockholders vote together as one single class.

Dividends

As amended by the July 2007 amendment, the holders of the Preferred Stock (other than the Series G Preferred Stock) are entitled to receive dividends, if declared by our Board. All Preferred dividends are compounded annually on the anniversary of the initial issuance date of such Preferred Stock and are cumulative whether or not declared. Dividends may not be paid on the Series A; Series B; Series B-2; Series D;

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Series E; Series F; Series H; Series I; or Series J Preferred Stock unless the Company has redeemed all shares of Series C or Series C-1 Preferred Stock as required by the Certificate of Incorporation. In addition, dividends up to an aggregate $45,700,000 may be paid on the Preferred Stock and or common stock prior to any dividend payment to the Series I or Series J.

On July 23, 2007, our Board declared a special cash dividend in the aggregate amount of $70,000,000 payable to the holders of (i) shares of our common stock and (ii) shares of our Series A, Series B, Series B-2, Series C, Series C-1, Series D, Series E, Series F, Series H, Series I, and Series J Preferred Stock on an as-converted-to-common stock basis (collectively the “Participating Stockholders”). The dividend declared was payable to Participating Stockholders of record on August 13, 2007, and paid to those Participating Stockholders on August 30, 2007. As defined in the Certificate of Incorporation, the Series I and Series J Preferred Stock were excluded from participating in the first $45,700,000 of the dividend. On August 13, 2007, the total number of common shares and Preferred Stock shares participating in the dividend, on an as-converted-to-common stock basis was 27,643,921 (34,554,901 prior to the reverse split) excluding the Series I and Series J Preferred Stock and 29,514,318 (36,892,897 prior to the reverse split) including the Series I and Series J Preferred Stock equating to a per-share dividend payable of approximately $2.48 ($1.98 a share prior to the reverse split) a share for the common and Series A, B, B2, C, C1, D, E, F, and H Preferred stockholders and a per-share dividend payable of approximately $.83 ($.66 a share prior to the reverse split) a share for the Series I and Series J stockholders. The dividends were paid to the Participating Stockholders on August 30, 2007. The dividend increased our accumulated deficit as the additional paid-in capital carried no balance. The dividend did not reduce the liquidation value of the Company’s Preferred Stock.

On October 30, 2006, our Board declared a special cash dividend in the aggregate amount of $70,000,000 payable to the holders of (i) shares of our common stock and (ii) shares of our Series A, Series B, Series B-2, Series C, Series C-1, Series D, Series E, Series F, and Series H Preferred Stock on an as-converted-to-common stock basis (collectively the “Participating Stockholders”). The dividend declared was payable to Participating Stockholders of record on November 21, 2006, and paid to those Participating Stockholders on December 1, 2006. On November 21, 2006, the total number of common shares and Preferred Stock shares participating in the dividend, on an as-converted-to-common stock basis was 26,245,451 (32,806,814 prior to the reverse split) equating to a per-share dividend payable of approximately $2.66 ($2.13 a share prior to the reverse split) a share. The dividends were paid to the Participating Stockholders on December 1, 2006. The dividend increased our accumulated deficit as the additional paid-in capital carried no balance. The dividend did not reduce the liquidation value of the Company’s Preferred Stock.

As of December 31, 2005 no dividends had been declared by our Board or paid by us, with the exception of the Series C put transaction described below under “Redemption.”

Conversion

As amended by the July 2007 amendment, the Preferred Stock may be converted at any time, at the option of the holder, into the number of fully-paid and nonassessable shares of Common Stock obtained by dividing the relevant Liquidation Amount or Series C Stated Value, as applicable, by the Conversion Price then in effect (the “Conversion Rate”). Conversion is automatic under certain circumstances, including a “qualified” initial public offering as defined in the Certificate of Incorporation. The conversion ratio is subject to certain antidilution adjustments if additional equity securities are issued. As of September 30, 2007, the conversion rate for each share of Series A, F, G, H, I and J was .800000 shares of common stock for one share of Series A, F, G, H, I and J Preferred Stock. As of September 30, 2007, the conversion rate for each share of Series B, B-2, C, and C-1 Preferred Stock was .811085 shares of common stock; each share of Series D Preferred Stock was .805730 shares of common stock; and each share of Series E Preferred Stock was .804200 shares of common stock.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Liquidation

As amended by the July 2007 amendment, in the event of liquidation or dissolution, the holders of the Series C and Series C-1 Preferred Stock would be entitled to receive a liquidation payment prior to any distribution to the holders of any other Preferred Stock. The liquidation payment would be equal to $9 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series C and Series C-1 Preferred Stock. After amounts required to be distributed to holders of Series C and Series C-1 Preferred Stock, the holders of Series A, Series B, Series B-2, Series D, Series E, Series F, Series G, Series H, Series I, and Series J Preferred Stock would be entitled to receive a liquidation payment prior to any distribution to common stockholders. The liquidation payment would be equal to $3 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series A Preferred Stock; $9 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series B, Series B-2, Series D, Series E, Series F, and Series G Preferred Stock; $11.00 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series H Preferred Stock; and $13.58 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series I and Series J Preferred Stock.

Redemption

In March and December 2005, we amended our Certificate of Incorporation which modified the redemption rights of the Series C and Series C-1 Preferred Stock holders, and set forth the redemption rights of the Series H Preferred Stock holders. The amendments in May 2007 and July 2007, set forth the redemption rights of the Series I and Series J, respectively, Preferred Stock holders (see prior section within Note 8, “Amended and Restated Certificate of Incorporation”).

Series C Stock Put

In June 2004, we were notified by the holder of the Series C Preferred Stock of their intent to exercise the right to put 1,000,000 shares of the Series C Preferred Stock back to us as allowed by the Certificate of Incorporation. Under the Certificate of Incorporation, we are not required to redeem the Series C shares if it violates debt covenants or other laws. As a result of our adoption of SFAS No. 150 on January 1, 2005, we reclassified 1,000,000 shares of Series C Preferred Stock from Redeemable convertible preferred stock to a long-term liability on January 1, 2005. These shares were deemed mandatorily redeemable, as defined by SFAS No. 150. Subsequently, we recognized approximately $287,000 in interest expense for the accrual of dividends from January 1, 2005 through the date of redemption in March 2005.

In March 2005, the aforementioned Series C Preferred Stock redemption was transacted, and the holder of the Series C Preferred Stock put 1,000,000 shares to us in return for a $9,000,000 redemption payment to the holder. In relation to this distribution, we also paid $4,062,000 in accrued dividends to this holder. In a subsequent transaction, we immediately issued 1,000,000 shares of Series C-1 Preferred Stock to another investor in return for a $9,000,000 payment to the Company.

As no public offering of the Company’s stock had occurred prior to April 1, 2004, the holder of Series C Preferred Stock had redemption rights for the remaining shares of Series C Preferred Stock at a price equal to $9 per share plus any cumulative dividends accrued and unpaid with respect to such share, as of December 31, 2004. The holder of Series C Preferred Stock had 1,803,223 shares outstanding as of December 31, 2004. In March 2005, the Company amended its Certificate of incorporation which modified the redemption rights of the Series C Preferred Stock holders, as previously discussed. Subsequent to the Series C Preferred stock put in March 2005, the holder of Series C Preferred Stock had 803,223 shares outstanding as of December 31, 2005 and 2006, and September 30, 3007, respectively.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Senior Subordinated Preferred Stock

A majority of the holders of the Senior Subordinated Preferred Stock voting as a single class have the right to require us to redeem at a price per share equal to the liquidation amount plus any accrued but unpaid dividends at any time after March 31, 2004 (“the Redemption Date”), provided that no shares of the Series C or Series C-1 Preferred Stock are outstanding. In the event we are unable to redeem such shares on the Redemption Date, we will be required to pay cash in an amount equal to 16 2/3 percent of the aggregate redemption price to the holders of the Senior Subordinated Preferred Stock and deliver a promissory note (the “Redemption Note”) for 83 1/3 percent of the aggregate redemption price to effect redemption. The Redemption Note shall bear interest at eight percent annum, compound quarterly and be payable as follows: 33 1/3 percent on the first anniversary of the Redemption Date, 33 1/3 percent on the second anniversary of the Redemption Date, and 33 1/3 percent on the third anniversary of the Redemption Date.

Subject to the limitations set forth in the Certificate of Incorporation and any loan agreements to which we are a party, the redemption values and dates are not fixed and determinable. The redemption values payable on all series of preferred stock are as follows, assuming total redemption as of December 31, 2006 and September 30, 2007:

	December 31,	September 30,
	2006	2007
	Redemption	Redemption
Series	Value	Value
		(Unaudited)
	(In thousands)

A	$47,861	$50,688
B	46,405	49,140
B-2	28,625	30,328
C	12,134	13,056
C-1	10,643	11,435
D	7,767	8,227
E	1,815	1,870
F	17,588	18,633
G	7,500	—
H	12,555	13,308
I	—	23,940
J	—	8,670
Undesignated	—	—

	$192,893	$229,295

As of December 31, 2006 and September 30, 2007, the Company has reserved approximately 16,128,000 and 17,316,000 shares of common stock, respectively, for the conversion of Series A, Series B, Series B-2, Series C, Series C-1, Series D, Series E, Series F, Series G, Series H, Series I and Series J Preferred Stock.

Accretion

We have accreted the value of preferred stock to increase the value of our Series A, Series B, Series D, Series E, Series F, Series G and Series J Preferred Stock to its full redemption value as December 31, 2006. We have recognized approximately $671,000 in accretion to the Series A, Series B, Series C-1, Series D, Series E, Series F, and Series G Preferred Stock, respectively, through the year ended December 31, 2006. We have recognized approximately $292,000 through September 30, 2007 to accrete the Series J to its fair value.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

9.	STOCKHOLDERS’ DEFICIT

Common Stock

Stock Splits

As previously stated under Note 1, we effected a 1-for-1.25 reverse stock split on our shares of common stock in November 2007 (See note 18). As such, all references to the number of common shares and the per-common share amounts have been restated to give retroactive effect to the reverse stock split for all periods presented.

We completed a 1-for-2,000 reverse stock split of our shares of common stock on December 26, 2006. As a result of the reverse split, the Board approved the retirement of all fractional common shares (less than one share) held subsequent to the reverse split. Subsequently, those fractional shares became redeemable for cash as of December 31, 2006 at the pre-reverse split fair value per our June 30, 2006 valuation. Only holders of less than 2,000 common shares prior to the reverse split held fractional shares subsequent to the split. Due to the new redemption rights of the fractional common share ownership and immediate retirement of such fractional common shares, we retired approximately 54,000 common shares at a redemption value of approximately $529,000. We remitted payment to the former shareholders on January 31, 2007 to satisfy the share-based liability. No fractional common shares were held and outstanding as of December 31, 2006 or September 30, 2007. We completed a 2000-for-1 stock split on our shares of common stock in May 2007 which reversed the impact of the reverse split declared in December 2006. Additionally, the par value per share of the common stock did not change as a result of either stock split and remains at $.01 per share.

Other Stock Transactions

During 2005 and 2006, we issued approximately 971,000 and 1,725,000 shares of common stock, respectively, in connection with employee stock option exercises for aggregate exercise proceeds of approximately $1,137,000 and $4,127,000, respectively. In the nine months ended September 30, 2007 we issued approximately 727,000 shares of common stock for such exercises with aggregate proceeds of approximately $2,711,000.

During 2005 and 2006, we issued approximately 52,000 and 16,000 shares, respectively, of restricted common stock to members of our advisory board in exchange for advisory services. The restricted shares of common stock vest over three years. The estimated fair value of the restricted common stock at the date of issuance was approximately $126,000 and $118,000, respectively. In the nine months ended September 30, 2007 we issued approximately 8,000 shares of restricted common stock for such services. The estimated fair value of the restricted common stock at the date of issuance was approximately $84,000.

During 2005, we issued approximately 8,000 shares of restricted common stock to a certain employee. The estimated fair value of the restricted common stock at the date of issuance was approximately $23,000.

During 2005 and 2006, we issued approximately 316,000 and 1,254,000 shares of common stock, respectively, in connection with common stock warrant exercises for aggregate exercise proceeds of approximately $64,000 and $90,000, respectively. In the nine months ended September 30, 2007 we issued 44,000 shares of common stock in connection with warrant exercises for aggregate proceeds of $84,000.

We have recorded non-cash share-based compensation expense of approximately $97,000, $25,000 and $9,000 for the years ended December 31, 2004, 2005 and 2006, respectively, related to various issuances of restricted shares of common stock issued to employees. The Company will recognize additional non-cash share-based compensation expense related to the restricted shares of common stock of approximately $4,000 for the year ending December 31, 2007.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

We have recorded non-cash, non-employee share-based compensation expense of approximately $29,000, $56,000 and $63,000 and during the years ended December 31, 2004, 2005 and 2006, respectively; related to restricted shares issued in connection with advisory services. We will recognize additional non-cash, non-employee share-based compensation expense of approximately $132,000, $54,000, and $19,000 for the years ended December 31, 2007, 2008, and 2009, respectively, related to restricted shares issued for advisory services.

A summary of changes in restricted shares during the year ended December 31, 2006 and nine months ended September 30, 2007 is as follows:

		Weighted
		Average Grant
		Date
	Shares	Fair Value

Nonvested balance at January 1, 2006	70,000	$2.48
Change during the period:
Shares granted	16,000	7.36
Shares vested	(25,000)	2.31
Shares forfeited	(8,000)	2.86

Nonvested balance at December 31, 2006	53,000	3.95
Change during the period:
Shares granted	8,000	10.44
Shares vested	(18,000)	2.43
Shares forfeited	—	—

Nonvested balance at September 30, 2007 (unaudited)	43,000	$5.84

10.	STOCK OPTIONS

Reverse Stock Option Split

Due to the December 26, 2006 reverse stock split discussed in Note 9, any option holders that were entitled to options to purchase only a fraction of a common share subsequent to the reverse split were entitled to cash payment in lieu of fractional option rights. The reverse stock split was effective for both vested and unvested fractional option rights. For those 318 holders, we accelerated the full vesting of all their unvested outstanding options which resulted in additional share-based compensation expense of approximately $954,000 for the year ended December 31, 2006. The cash payment entitled to the fractional option holders equaled either: a) the intrinsic value of such options, prior to the reverse split (the per-share fair value of common stock as of June 30, 2006, less the exercise price of the option); or b) the Black-Scholes value of options held that had no intrinsic value, prior to the reverse split. As a result of this calculation, we reclassified approximately $991,000 of additional paid-in capital to a share-based payment liability as of December 31, 2006, and subsequently remitted this payment to the former option holders on January 31, 2007. This payment effectively terminated approximately 170,000 common stock options, which equated to the option rights to purchase approximately 170,000 common shares. No fractional option rights to purchase common shares remained outstanding as of December 31, 2006.

Share-Based Compensation

On January 1, 2006, we adopted SFAS No. 123(R) using the prospective method described in Note 1. Our consolidated financial statements as of and for the year ended December 31, 2006, reflect the impact of SFAS 123(R). In accordance with the prospective method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

As share-based compensation expense recognized in the accompanying consolidated statement of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and management estimates. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal year 2006, we accounted for stock option forfeitures as they occurred.

The following table illustrates the effect on net income and net income per share if we had applied the fair value recognition provisions of SFAS No. 123 for the years ended December 31, 2004 and 2005 (in thousands, except per share data):

	2004	2005
Net (loss) income attributable to common stockholders, as reported	$(11,415)	$2,155
Add:
Share-based employee compensation expense included in reported net income	171	43
Less:
Share-based employee compensation expense determined under fair value based method of all awards	(532)	(523)

Net (loss) income attributable to common stockholders, pro forma as if the fair method had been applied	$(11,776)	$1,675

Basic net (loss) income per share, as reported	$(1.88)	$0.10

Pro forma as if the fair value method had been applied	$(1.94)	$0.08

Diluted net (loss) income per share, as reported	$(1.88)	$0.08

Pro forma as if the fair value method had been applied	$(1.94)	$0.06

As of December 31, 2006, we had two share-based compensation plans, which are described below. The share-based compensation cost that has been charged against income for those plans was $3,081,000, $99,000 and $200,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1,171,000, $38,000 and $76,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The share-based compensation cost that had been charged against income for those plans was $2,891,000 and $1,311,000 for the nine months ended September 30, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1,131,000 and $506,000 for the nine months ended September 30, 2007 and 2006, respectively. The tax benefit realized by us reflects the exercise value of options and vesting of restricted shares. There were no capitalized share-based compensation costs at December 31, 2006, 2005, 2004 or September 30, 2007.

In April 2004, our Board adopted the 2004 Long Term Equity Incentive Plan. An aggregate of 3,120,000 shares of our common stock was initially reserved for issuance to the Company’s directors, employees, and others under this plan. The number of shares reserved for issuance is subject to increases from time to time as approved by the Board and stockholders of the Company. Effective April 2006, 3,200,000 additional shares were reserved for issuance under the plan. In June 2007, the Board recommended and stockholders approved an increase of 2,708,000 shares reserved under the plan. Our policy is to grant options with an exercise price equal to the fair market price of our stock on the date of grant; those option awards generally vest based on five years of continuous service and have ten-year contractual terms. Share awards generally vest over three years.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

In November 1999, our Board adopted the 1999 Stock Incentive Plan. An aggregate of 1,070,000 shares of our common stock was initially reserved for issuance to our directors, employees, and others under this plan. The number of shares reserved for issuance was subject to increases from time to time as approved by the Board. During the years 2000 through 2003, a total of 3,680,000 additional shares were reserved for issuance under the plan. Our policy with this plan, as with the 2004 Plan, was to grant options with an exercise price equal to the fair market price of our stock on the date of grant; those option awards generally vest based on three to four years of continuous service and have ten-year contractual terms. Share awards generally vest over three years. We do not currently intend to issue any additional awards under this plan.

During the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2007, we granted options for the purchase of approximately 1,778,000, 2,174,000, and 2,385,000 shares, respectively, under the plans. The granted options have exercise prices of $2.86 for those issued in 2005, $9.68 and $5.04 for those issued in 2006, and $10.44 and $9.29 for those issued in the nine months ended September 30, 2007. The granted options had the following vesting provisions: 1,140,000 shares vesting over three years, 5,059,000 shares vesting over five years, and 138,000 shares vesting at the end of seven years (subject to accelerated vesting based on criteria defined within the plan).

The following table presents the grant dates and related exercise prices of common stock options granted to employees for the six months ended December 31, 2006 and the nine months ended September 30, 2007:

Grants Made During	Number of	Weighted Average
Quarter Ended	Options Granted	Exercise Price

September 30, 2006	614,000	$9.68
December 31, 2006	220,000	9.68
March 31, 2007 (unaudited)	—	—
June 30, 2007 (unaudited)	658,000	10.44
September 30, 2007 (unaudited)	1,726,000	9.29

Total grants	3,218,000	$9.63

The exercise price of all stock options described above was equal to the estimated fair value of our common stock on the date of grant, and therefore the intrinsic value of each option grant was zero.

We made grants of our options during July 2006, September 2006, October 2006, May 2007 and September 2007. The exercise price of the stock options granted in July 2006 was based on a contemporaneous valuation of our common stock performed as of June 30, 2006. The exercise price of the stock options granted during September and October 2006 was also based on the valuation performed as of June 30, 2006. We had no significant or material changes in our business operations from the period June 30, 2006 through the time of the option grants made during October 2006. Therefore, we believe that the valuation performed as of June 30, 2006 represents a reasonable estimate of the fair value of our common stock as of the option grant dates during September and October 2006. The exercise price of the stock options granted during May 2007 was based on a contemporaneous valuation of our common stock performed as of May 21, 2007. The exercise price of the stock options granted during September 2007 was based on a contemporaneous valuation of our common stock performed as of July 27, 2007. The valuation contemplated the $70,000,000 dividend declared by the Board of Directors (see Note 8) and yielded a pre-dividend fair value of $11.76 per share of common stock and a post-dividend value of $9.29 per share of common stock. The options granted during quarter ended September 30, 2007 were granted post-dividend and therefore the $9.29 value was used to determine the exercise price.

We have recorded non-cash employee share-based compensation expense of approximately $74,000, $18,000 and $3,009,000 (inclusive of $954,000 related to incremental expense for the acceleration of non-vested options to holders of less than 2,000 aggregate options, prior to the reverse split) for the years ended December 31, 2004, 2005 and 2006, respectively.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

A summary of changes in outstanding options during the year ended December 31, 2006 and the nine months ended September 30, 2007, is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value

Options outstanding as of January 1, 2006	5,264,000	$2.53
Granted	2,174,000	6.81
Exercised	(1,725,000)	2.39
Forfeited	(459,000)	4.08
Cancelled	(170,000)	4.35

Options outstanding as of December 31, 2006	5,084,000	$4.21	8 years	$27,752,000

Granted	2,385,000	9.60
Exercised	(727,000)	3.73
Forfeited	(215,000)	3.96
Cancelled	—	—

Options outstanding as of September 30, 2007 (Unaudited)	6,527,000	$6.24	8 years	$19,890,000

Options exercisable as of December 31, 2006	1,117,000	$2.61	7 years	$7,888,000

Options exercisable as of September 30, 2007 (Unaudited)	1,220,000	$3.63	7 years	$6,903,000

The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006, was $162,000, $2,907,000 and $11,900,000, respectively. The total intrinsic value of options exercised during the nine months ended September 30, 2007 was $5,765,000. Our policy for issuing shares upon share option exercise is to issue new shares of common stock.

As of December 31, 2006, we had approximately 1,611,000 shares reserved under our equity incentive plans available for grant. There was $5,292,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 1.81 years. The total fair value of the options vested during the year ended December 31, 2006 was $869,000.

As of September 30, 2007, we had approximately 1,942,000 shares reserved under our equity incentive plans available for grant. There was $12,749,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 2.60 years. The total fair value of the options vested during the years ended December 31, 2004, 2005 and 2006 was $627,000, $630,000 and $869,000, respectively. The total fair value of the options vested during the nine months ended September 30, 2007 was $1,748,000.

The weighted-average grant-date fair value of each option granted during the years ended December 31, 2004, 2005 and 2006, and the nine months ended September 30, 2007 was $0.51, $0.50, $3.63 and $4.54, respectively.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the exercise price range, weighted average exercise price, and remaining contractual lives for the number of options outstanding as of December 31, 2006 and September 30, 2007:

	December 31, 2006	September 30, 2007
		(Unaudited)

Range of exercise prices	$0.63 - $9.68	$0.63 - $10.44
Number of options outstanding	5,084,000	6,527,000
Weighted average exercise price	$4.21	$6.24
Weighted average remaining contractual life	8.0 years	8.2 years

The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes-Merton option-pricing model with the following assumptions:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Range of calculated volatility	0%	43.9% - 49.3%	38.1% - 42.6%
Dividend yield	0%	0%	0%
Range of risk free interest rate	3.51% - 4.52%	4.55% - 5.19%	4.13% - 4.32%
Range of expected term	3 - 7 years	6 - 6.5 years	6 - 6.5 years

As a nonpublic entity, it is not practicable for us to estimate the expected volatility of its share price. In accordance with SFAS No. 123(R), we have estimated grant-date fair value of our shares using volatility calculated (“calculated volatility”) from an appropriate industry sector index of comparable entities. We identified similar public entities for which share and option price information was available, and considered the historical volatilities of those entities’ share prices in calculating volatility. Dividend payments were not assumed, as we did not anticipate paying a dividend at the dates in which the various option grants occurred during the, year. The risk-free rate of return reflects the weighted average interest rate offered for zero coupon treasury bonds over the expected term of the options. The expected term of the awards represents the period of time that options granted are expected to be outstanding. Based on its limited history, we utilized the “simplified method” as prescribed in Staff Accounting Bulletin No. 107, Share-based Payment, to calculate expected term. Compensation cost is recognized using an accelerated method over the vesting or service period and is net of estimated forfeitures.

11.	INCOME TAXES

The provision for income tax (benefit) expense is as follows for the years ended December 31:

	2004	2005	2006
	(In thousands)

Current expense
Federal	$20	$289	$3,966
State	282	205	549

Total current expense	302	494	4,515
Deferred (benefit) expense
Federal	717	2,728	(5,790)
State	69	(128)	(1,342)

Total deferred (benefit) expense	786	2,600	(7,132)
Valuation allowance	(174)	(13,611)	(6,243)

Provision (benefit) for income taxes	$914	$(10,517)	$(8,860)

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

There are no reconciling differences between the overall provision (benefit) for income taxes and the income tax expense (benefit) relating to continuing operations for the years ended December 31, 2005 and 2006.

A reconciliation between reported income tax (benefit) expense and the amount computed by applying the statutory federal income tax rate of 35 percent is as follows at December 31, 2004, 2005 and 2006:

	2004	2005	2006
	(In thousands)

Computed tax (benefit) expense	$1,084	$2,082	$(6)
Permanent items	—	—	99
State taxes (net of federal benefit)	104	193	(971)
Change in valuation allowance	(174)	(13,611)	(7,517)
Net operating loss adjustments	—	—	(434)
Change in statutory rate	—	492	—
Alternative minimum tax	21	248	(29)
Other	(121)	79	(2)

Provision (benefit) for income taxes	$914	$(10,517)	$(8,860)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31:

	2005	2006
	(In thousands)

Deferred tax asset, current
Accrued expenses	$1,010	$1,602
Accounts receivable	455	369
Returns and allowances	162	93
Net operating loss carryforwards	4,550	7,000
Other	254	90

Total deferred tax asset, current	6,431	9,154
Deferred tax asset non-current
Deferred compensation	363	1,106
Net operating loss carryforwards	5,754	17,003
Capital lease	645	890
Deferred revenue	9,449	2,044
AMT credit	497	497
Research and development credit	614	614
Other	—	—

Deferred tax asset, non-current	17,322	22,154
Valuation allowance	(9,378)	(3,135)

Total deferred tax asset, non-current	7,944	19,019
Deferred tax liability, non-current
Intangible assets	(3,815)	(1,407)
Prepaid expenses	—	(136)

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	2005	2006
	(In thousands)

Fixed assets	(182)	(685)
Capitalized software costs	(1,709)	(2,335)

Total deferred tax liability, non-current	(5,706)	(4,563)

Net deferred tax assets, non-current	$2,238	$14,456

We have historically maintained a valuation allowance on certain deferred tax assets. In assessing the ongoing need for a valuation allowance, we consider recent operating results, the scheduled reversal of deferred tax liabilities, projected future taxable benefits and tax planning strategies. As a result of this assessment and our recording of additional state net operating losses, we have reversed a net amount of approximately $6,243,000 of valuation allowance on certain deferred tax assets for the year ended December 31, 2006.

This net decrease to the valuation allowance was comprised of both a reversal of the valuation allowance of approximately $8,215,000 regarding a tax accounting method change in our revenue recognition policy for administrative fees from the “Estimated Shipment” method to the “As Reported” method and an increase to the valuation allowance of approximately $1,972,000 related to state net operating loss carry forwards. As a result of the reversal of the valuation allowance of $8,215,000, we have realized a one time federal tax benefit of approximately $7,517,000 and a one time state benefit of approximately $698,000 included in “Income tax (benefit)” on the accompanying Statement of Operations related to the decrease in the valuation allowance. We have recorded additional state net operating losses and consequently an additional valuation allowance of $1,972,000 related to state net operating losses. Our realization of these deferred tax assets is uncertain. We will continue to evaluate on an annual basis, in accordance with Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS No. 109”), whether or not a continued valuation allowance is necessary.

We have federal net operating loss carry forwards available to offset future taxable income of approximately $26,118,000 and $56,624,000 at December 31, 2005 and 2006, respectively. These carry forwards expire at various dates through 2026. Previous changes to ownership as defined by Section 382 of the Code have limited the amount of net operating loss carry forwards we can utilize in any one year.

We incurred a net operating loss for the year ending December 31, 2006. However, in accordance with SFAS No. 123(R), a portion of the federal net operating loss generated in 2006 will not be recognized. SFAS No. 123(R) prescribes two methods in determining whether or not excess tax benefits are realized: the “With and Without Method” and the “Tax Law Method”. We elected to follow the Tax Law Method from this point forward. As a result of applying this method, we did not recognize for financial accounting purposes federal net operating losses of $1,891,000 and state net operating losses of $4,408,902. These net operating losses will be recognized in accordance with both SFAS No. 123(R) and SFAS No. 109 at such time the tax benefits are realized within the meaning of the Tax Law Method.

Cash paid for income taxes amounted to approximately $664,000 and $591,000 for the years ended December 31, 2005 and 2006, respectively.

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” on January 1, 2007. As a result of the implementation of FIN 48, we recognized a cumulative-effect adjustment by reducing the January 1, 2007 balance of Retained earnings by $1,316,000 and increasing our liability for unrecognized tax benefits, interest, and penalties by $314,000 and reducing noncurrent deferred tax assets by $1,002,000. Included in our unrecognized tax benefits are $769,000 of uncertain tax positions that would impact our

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

effective tax rate if recognized. We do not expect any significant increases or decreases to our unrecognized tax benefits within 12 months of this reporting date.

Upon adoption of FIN 48, we have elected an accounting policy to also classify accrued penalties and interest related to unrecognized tax benefits in our income tax provision. Previously, our policy was to classify penalties and interest as operating expenses in arriving at pretax income. At January 1, 2007, we accrued $197,000 for the potential payment of interest and penalties.

As a result of net operating loss carryforwards, our consolidated U.S. federal income tax returns for tax years 1999 to 2002 remain subject to examination by the Internal Revenue Service for net operating loss carryforward and credit carryforward purposes. For years 1999 to 2002 the statute for assessments and refunds has expired. The statute of limitations on our 2003 federal income tax return for assessments and refunds expires on September 15, 2007. Separate state income tax returns for our parent company and certain consolidated state returns remain subject to examination for net operating loss carryforward purposes. Separate state income tax returns for our most significant subsidiary for tax years 2003 to 2006 remain open. The statute of limitations on these 2003 state returns will expire on September 15, 2007.

We recorded additional interest expense of $118,000 during the nine months ended September 30, 2007.

12.	INCOME (LOSS) PER SHARE

We calculate earnings per share in accordance with the provisions of SFAS No. 128. Basic EPS is calculated by dividing reported net income available to common shareholders by the weighted-average number of common shares outstanding for the reported period following the two-class method. The effect of our participating convertible preferred stock is included in basic EPS, if dilutive, under the two-class method in accordance with EITF Issue No. 03-06, Participating Securities and the Two-Class Method Under SFAS No. 128. Diluted EPS reflects the potential dilution that could occur if our stock options and stock warrants were exercised and converted into our common shares during the reporting periods. As previously discussed, we made a 2000-for-1 stock split in 2007. As a result, all per share results are presented based on the number of shares resulting from the stock split, and all per share results have been restated accordingly for comparative purposes.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands except per share amounts)
Numerator for Basic and Diluted (Loss) Income per Share
Net income from continuing operations	$2,275	$16,465	$8,843	$6,898	$6,422
Loss from discontinued operations	(191)
Preferred stock dividends and accretion	(13,499)	(14,310)	(14,713)	(11,098)	(12,445)

Net (loss) income attributable to common stockholders	(11,415)	2,155	(5,870)	(4,200)	(6,023)
Denominator
Weighted average shares outstanding	6,070	6,854	8,752	8,278	11,037
Effect of participating convertible preferred stock	—	15,210	—	—	—
Denominator for basic income or loss per share weighted average shares using the two-class method	6,070	22,064	8,752	8,278	11,037
Effect of dilutive securities

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands except per share amounts)
Stock options	—	2,568	—	—	—
Stock warrants	—	1,306	—	—	—

Denominator for diluted income or loss per share — adjusted weighted average shares and assumed conversions	6,070	25,938	8,752	8,278	11,037

Basic (loss) income per share
Net (loss) income attributable to common stockholders from continuing operations	$(1.85)	$.10	$(.67)	$(.51)	$(.55)
Discontinued operations	(0.03)	—	—	—	—

Basic (loss) income per share	$(1.88)	$.10	$(.67)	$(.51)	$(.55)
Diluted net (loss) income per share
Net (loss) income attributable to common stockholders from continuing operations	$(1.85)	$.08	$(.67)	$(.51)	$(.55)
Discontinued operations	(0.03)	—	—	—	—

Diluted net (loss) income per share	$(1.88)	$.08	$(.67)	$(.51)	$(.55)

The effect of dilutive securities has been excluded for the years ended December 31, 2004, December 31, 2006, September 30, 2006 and September 30, 2007 because the effect is anti-dilutive as a result of the net loss attributable to common stockholders. The following table provides a summary of those potentially dilutive securities that have been excluded from the calculation of basic and diluted EPS under the two-class method because inclusion would have an anti-dilutive effect.

	December 31,	December 31,	September 30,	September 30,
	2004	2006	2006	2007

Convertible preferred stock	14,995	16,129	16,131	16,276
Stock options	1,848	2,016	3,496	1,848
Stock warrants	1,625	116	119	136

	18,468	18,261	19,746	18,260

In accordance with the relevant guidance in SFAS No. 123(R), stock compensation expense yet to be recognized (exclusive of estimated forfeitures) and the related excess tax benefit are included in the calculation of fully diluted shares outstanding. With the exception of the year ending 2005, the weighted average shares outstanding were the same for basic and diluted earnings per share calculations due to the anti-dilutive impact of using the fully diluted shares counts. As of September 30, 2007, the unrecognized stock compensation expense under SFAS No. 123(R) was $12,749,000. The weighted average fair value of our stock options at the option grant date, for options outstanding as of September 30, 2007, was $2.59 per share. Our average statutory income tax rate is 39.1%.

13.	SEGMENT INFORMATION

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS No. 131”), defines reportable segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

resources and in assessing financial performance. SFAS No. 131 indicates that financial information about segments should be reported on the same basis as that which is used by the chief operating decision maker in the analysis of performance and allocation of resources.

We deliver our solutions and manage our business through two reportable business segments, Revenue Cycle Management and Spend Management:

•	Revenue Cycle Management. Our Revenue Cycle Management segment provides a comprehensive suite of software and services spanning the hospital revenue cycle workflow — from patient admission, charge capture, case management and health information management through claims processing and accounts receivable management. Our workflow solutions, together with our data management and business intelligence tools, increase revenue capture and cash collections, reduce accounts receivable balances and increase regulatory compliance.

•	Spend Management. Our Spend Management segment provides a comprehensive suite of technology-enabled services that help our customers manage their non-labor expense categories. Our solutions lower supply and medical device pricing and utilization by managing the procurement process through our group purchasing organization portfolio of contracts, consulting services and business intelligence tools.

Management of the Company, including our chief operating decision maker, uses what we refer to as Segment Adjusted EBITDA as its primary measure of profit or loss to assess segment performance and to determine the allocation of resources. We define Segment Adjusted EBITDA as segment net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization (“EBITDA”) as adjusted for other non-recurring, non-cash or non-operating items. Our chief operating decision maker uses Segment Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period.

Segment Adjusted EBITDA includes expenses associated with sales and marketing, general and administrative and product development activities specific to the operation of the segment. General corporate expenses, costs and expenses that are general to the corporation and not to specific segments, are not included in the calculation of Segment Adjusted EBITDA. Such expenses include corporate general and administrative expenses. All reportable segment revenues are presented net of inter-segment eliminations and represent revenues from external customers.

The following tables present Segment Adjusted EBITDA and financial position information as utilized by our chief operating decision maker. A reconciliation of Segment Adjusted EBITDA to consolidated net income is included. General corporate expenses are included in the “Corporate” column. Other assets and liabilities are included to provide a reconciliation to total assets and total liabilities.

	Unaudited
	Nine Months Ended September 30, 2007
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$105,880	$—	$105,880
Revenue share obligation	—	(34,914)	—	(34,914)
Other service fees	54,394	9,237	—	63,631

Total net revenue	54,394	80,203	—	134,597
Total operating expenses	51,104	49,754	11,074	111,932

Operating income	3,290	30,449	(11,074)	22,665
Interest expense	14	(1)	(14,164)	(14,151)
Other income (expense)	(19)	107	2,013	2,101

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Unaudited
	Nine Months Ended September 30, 2007
	RCM	SM	Corporate	Total
	(In thousands)

Income (loss) before income taxes	3,285	30,555	(23,225)	10,615
Income tax (benefit)	1,553	13,209	(10,569)	4,193

Income (loss) from continuing operations	1,732	17,346	(12,656)	6,422

Net income (loss)	1,732	17,346	(12,656)	6,422
Segment Adjusted EBITDA	$16,137	$37,494	$(8,806)	$44,825

Financial Position:
Accounts receivable, net	$20,542	$32,517	$(19,373)	$33,686
Other assets	225,634	98,804	52,575	377,013
Total assets	246,176	131,321	33,202	410,699
Accrued revenue share obligation	—	21,489	—	21,489
Deferred revenue	15,938	7,122	—	23,060
Other liabilities	27,279	34,676	294,319	356,274
Total liabilities	$43,217	$63,287	$294,319	$400,823

	Unaudited
	Nine Months Ended September 30, 2006
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$93,154	$—	$93,154
Revenue share obligation	—	(28,933)	—	(28,933)
Other service fees	35,518	9,494	—	45,012

Total net revenue	35,518	73,715	—	109,233
Total operating expenses	41,123	44,936	14,567	100,626

Operating income	(5,605)	28,779	(14,567)	8,607
Interest expense	(5)	—	(7,358)	(7,363)
Other income (expense)	207	69	(3,062)	(2,786)

Income (loss) before income taxes	(5,403)	28,848	(24,987)	(1,542)
Income tax (benefit)	—	1,183	(9,623)	(8,440)

Income (loss) from continuing operations	(5,403)	27,665	(15,364)	6,898

Net Income (loss)	(5,403)	27,665	(15,364)	6,898
Segment Adjusted EBITDA	$10,393	$35,026	$(7,564)	$37,855

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31, 2006
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$125,202	$—	$125,202
Revenue share obligation	—	(39,424)	—	(39,424)
Other service fees	48,834	11,623	—	60,457

Total net revenue	48,834	97,401	—	146,235
Total operating expenses	53,452	59,745	18,217	131,414

Operating income	(4,618)	37,656	(18,217)	14,821
Interest expense	(5)	(1)	(10,915)	(10,921)
Other income (expense)	206	92	(4,215)	(3,917)

Income (loss) before income taxes	(4,417)	37,747	(33,347)	(17)
Income tax (benefit)	(2,174)	14,019	(20,705)	(8,860)

Income (loss) from continuing operations	(2,243)	23,728	(12,642)	8,843

Net Income (loss)	(2,243)	23,728	(12,642)	8,843
Segment Adjusted EBITDA	$14,942	$46,727	$(10,916)	$50,753

Financial Position:
Accounts receivable, net	$9,871	$12,312	$(854)	$21,329
Other assets	86,017	102,416	67,442	255,875
Total assets	95,888	114,728	66,588	277,204
Accrued revenue share obligation	—	22,588	—	22,588
Deferred revenue	16,059	7,764	—	23,823
Other liabilities	5,467	23,287	173,381	202,135
Total liabilities	$21,526	$53,639	$173,381	$248,546

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31, 2005
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$106,963	$—	$106,963
Revenue share obligation	—	(38,794)	—	(38,794)
Other service fees	20,650	9,821	—	30,471

Total net revenue	20,650	77,990	—	98,640
Total operating expenses	20,980	48,758	15,122	84,860

Operating income	(330)	29,232	(15,122)	13,780
Interest expense	—	(7)	(6,988)	(6,995)
Other income (expense)	(9)	73	(901)	(837)

Income (loss) before income taxes	(339)	29,298	(23,011)	5,948
Income tax (benefit)	577	4,653	(15,747)	(10,517)

Income (loss) from continuing operations	(916)	24,645	(7,264)	16,465

Net Income (loss)	(916)	24,645	(7,264)	16,465
Segment Adjusted EBITDA	$3,522	$36,023	$(8,259)	$31,286

Financial Position:
Accounts receivable, net	$3,580	$13,945	$(1,439)	$16,086
Other assets	19,262	87,525	96,840	203,627
Total assets	22,842	101,470	95,401	219,713
Accrued revenue share obligation	—	22,694	—	22,694
Deferred revenue	7,340	7,168	—	14,508
Other liabilities	3,478	13,013	97,110	113,601
Total liabilities	$10,818	$42,875	$97,110	$150,803

	Year Ended December 31, 2004
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$80,928	$—	$80,928
Revenue share obligation	—	(27,810)	—	(27,810)
Other service fees	13,844	8,427	—	22,271

Total net revenue	13,844	61,545	—	75,389
Total operating expenses	16,493	38,715	7,007	62,215

Operating income	(2,649)	22,830	(7,007)	13,174
Interest expense	—	(1,152)	(6,763)	(7,915)
Other income (expense)	39	79	(2,188)	(2,070)

Income (loss) before income taxes	(2,610)	21,757	(15,958)	3,189
Income tax (benefit)	(1)	365	550	914

Income (loss) from continuing operations	(2,609)	21,392	(16,508)	2,275
Total loss from discontinued operations (net of tax)	—	—	(191)	(191)

Net Income (loss)	(2,609)	21,392	(16,699)	2,084
Segment Adjusted EBITDA	$562	$30,075	$(5,727)	$24,910

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31, 2004
	RCM	SM	Corporate	Total
	(In thousands)

Financial Position:
Accounts receivable, net	$4,473	$8,947	$(3,893)	$9,527
Other assets	17,108	96,301	38,820	152,229
Total assets	21,581	105,248	34,927	161,756
Accrued revenue share obligation	—	19,100	—	19,100
Deferred revenue	5,447	3,300	1	8,748
Other liabilities	2,322	10,030	67,573	79,925
Total liabilities	$7,769	$32,430	$67,574	$107,773

SFAS No. 131 requires that the total of the reportable segments’ measures of profit or loss be reconciled to the Company’s consolidated operating results. The following table reconciles Segment Adjusted EBITDA to consolidated net income for each of the years ended December 31, 2004, 2005, and 2006 and for the nine months ended September 30, 2006 and 2007:

	Fiscal Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
			(In thousands)	(Unaudited)
RCM Adjusted EBITDA	$562	$3,522	$14,942	$10,393	$16,137
SM Adjusted EBITDA	30,075	36,023	46,727	35,026	37,494

Total reportable Segment Adjusted EBITDA	30,637	39,545	61,669	45,419	53,631
Depreciation	(1,250)	(2,435)	(3,861)	(2,782)	(4,186)
Amortization of intangibles	(8,374)	(7,780)	(11,738)	(8,769)	(10,933)
Amortization of intangibles (included in cost of revenue)	—	(47)	(745)	(510)	(767)
Interest expense, net of interest income(1)	(1,068)	45	(1)	(1)	17
Income tax	(364)	(5,230)	(11,845)	(1,183)	(14,762)
Impairment of intangibles(2)	(743)	(368)	(4,522)	(4,522)	(1,195)
Share-based compensation expense(3)	(55)	(1)	(2,566)	(1,123)	(1,740)
Avega & XactiMed purchase accounting adjustments(4)	—	—	(4,906)	(4,267)	(987)

Total reportable segment net income	18,783	23,729	21,485	22,262	19,078
Corporate net (loss)	(16,699)	(7,264)	(12,642)	(15,364)	(12,656)

Consolidated net income	$2,084	$16,465	$8,843	$6,898	$6,422

(1)	Interest income is included in other income (expense) and is not netted against interest expense in our consolidated statement of operations.

(2)	Impairment of intangibles primarily relates to the write off of in-process research and development assets of Avega and XactiMed. In 2005 and 2004, impairment of intangibles primarily relates to software and tradename impairment, respectively.

(3)	Represents non-cash share-based compensation to both employees and directors. The significant increase in 2006 is due to the adoption of SFAS No. 123(R). We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of share-based compensation, which varies from period to period based on amount and timing of grants.

(4)	These adjustments include the effect on revenue of adjusting acquired deferred revenue balances to fair value at each acquisition date. The reduction of the deferred revenue balances materially affects period-to-

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

period financial performance comparability and revenue and earnings growth in periods subsequent to the acquisition and is not indicative of the changes in underlying results of operations.

14.	DIVESTITURE

Divestiture and Discontinued Operations of MedAssets Exchange

In June 2002, with approval from our Board, we adopted a plan to discontinue the operations of our wholly owned subsidiary, MedAssets Exchange, Inc. (“Exchange”).

During the year ended December 31, 2005, we had no remaining assets nor any income or loss from discontinued operations. During the year ended December 31, 2004, we finalized our disposition of Exchange and sold the remainder of its medical diagnostic imaging equipment fleet for consideration of approximately $869,000. As a result of the sale, we recorded a gain of $192,000 on the disposal of remaining assets. We also incurred $383,000 in losses from the operations of the discontinued business during the year ended December 31, 2004.

Operating results of the discontinued operations are reflected as “Loss from operations of discontinued business” and the gain on disposal of operations is reflected as “Gain on sale of discontinued business” in the accompanying consolidated statement of operations.

15.	DERIVATIVE FINANCIAL INSTRUMENTS

We have certain sales contracts denominated in Canadian dollars that are exposed to changes in foreign currency exchange rates from non-U.S. dollar denominated contract payments.

In connection with one of these contracts, 35 monthly Canadian dollar payments were hedged using par forward contracts which lock in the rate of exchange in U.S. dollar terms. The three-year contract extends through April 30, 2010. The combination of options are considered purchased options under implementation guidance DIG E-2 relating to SFAS No. 133. The hedge instruments are classified as cash flow hedges and are designed to be highly effective at minimizing exchange rate risk on the contract. We designated this hedge as effective and recorded the fair value of this instrument as a liability of ($271,000) (($165,000) net of tax) in other long-term liabilities in the accompanying balance sheet as of September 30, 2007.

We are exposed to changes in interest rate fluctuations through our Term Loan and Revolving Credit Facility. We had outstanding borrowings on our term loan of approximately $170,000,000 and $318,000,000 as of December 31, 2006 and September 30, 2007, respectively. The term loan and revolving credit facility bear interest at LIBOR plus an applicable margin. To reduce our exposure to variable rate interest risk, we entered into two floating to fixed rate LIBOR-based interest rate swaps on approximately 49% of the term loan outstanding balance as of September 30, 2007.

On November 29, 2006, we entered into an interest rate swap with an initial notional amount of $85,000,000 million, which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. The interest rate swap does not hedge the applicable margin that the counterparty charges in addition to LIBOR (2.50% as of December 31, 2006 and September 30, 2007). We pay an effective fixed rate of 4.98% on the notional amount outstanding, before applying the applicable margin. The interest rate swap qualifies as a highly effective cash flow hedge under SFAS No. 133. As such, the fair market value of the derivative is recorded on our consolidated balance sheet as of December 31, 2006 and September 30, 2007. The interest rate swap matures on December 31, 2009. As of December 31, 2006 and September 30, 2007, the interest rate swap had a market value of approximately $91,000 ($56,000 net of tax) and ($706,000) (($429,000) net of tax), respectively. The asset is included in other long-term assets in the accompanying consolidated balance sheet as of December 31, 2006 and the liability is recorded in other long-term liabilities

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

in the accompanying balance sheet as of September 30, 2007. The unrealized gain (loss) is recorded in other comprehensive income, net of tax, in the consolidated statement of stockholders’ deficit.

On July 2, 2007, we amended our existing credit agreement and added $150,000,000 in additional senior term debt under the 2007 Financing (see Note 6). We entered into an additional interest rate swap July 31, 2007 with an initial notional amount of $75,000,000 which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. The interest rate swap does not hedge the applicable margin that the counterparty charges in addition to LIBOR. We pay an effective fixed rate of 5.36% on the notional amount outstanding, before applying the applicable interest rate margin. The interest rate swap qualifies as a highly effective cash flow hedge under SFAS No. 133. As such, we recorded the fair market value of the derivative instrument on our consolidated balance sheet as a liability and the unrealized loss is recorded in other comprehensive income, net of tax, in our consolidated statement of stockholders’ deficit. As of September 30, 2007 the interest rate swap had a market value of approximately ($1,405,000) (($856,000) net of tax). If we assess any portion of the instrument to be ineffective, we will reclassify the ineffective portion to current period earnings or loss accordingly.

Interest Rate Cap

In connection with the Senior Financing in March 2004, we entered into an interest rate cap in April 2004 at the cost of $125,000. The interest rate cap limits the applicable LIBOR rate at 4% on a notional debt balance of $17,500,000. This notional coverage decreases on a quarterly basis. As of December 31, 2005, the notional coverage was $12,750,000. The credit agreement for the Company’s Senior Financing was amended in July 2005 and the interest rate cap continues to be effective. Changes in the fair value of the interest rate cap are reflected in interest expense. The interest rate cap expired on March 31, 2007.

16.	VALUATION AND QUALIFYING ACCOUNTS

We maintain an allowance for doubtful accounts that is recorded as a contra asset to our accounts receivable balance. We also maintain a sales return reserve related to our administrative fee revenues that is recorded as a contra revenue account. The following table sets forth the change in each of those reserves for the years ended December 31, 2004, 2005, and 2006.

Valuation and Qualifying Accounts

	Balance at		Writeoffs	Balance at
	Beginning	Charged to	Net of	End
Allowance for Doubtful Accounts	of Year	Bad Debt(1)	Recoveries	of Year
		(In thousands)

Year ended December 31, 2004	$911	$394	$(397)	$908
Year ended December 31, 2005	908	769	(485)	1,192
Year ended December 31, 2006	$1,192	$755	$(983)	$964

(1)	Includes allowance for doubtful accounts of acquired companies. Additions to the allowance account through the normal course of business are charged to expense.

	Balance at	Net Charged to	Balance at
	Beginning	Administrative Fee	End
Administrative Fee Sales Return Reserve	of Year	Revenue(2)	of Year
	(In thousands)

Year ended December 31, 2004	$225	$44	$269
Year ended December 31, 2005	269	154	423
Year ended December 31, 2006	$423	$(178)	$245

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

(2)	Includes allowance for administrative fee sales returns. Additions to the allowance through the normal course of business reduces administrative fee revenue.

17.	RESTATEMENT

In January 2006, we adopted SFAS No. 123(R) using the modified prospective method. Under this treatment method we applied the provisions of SFAS No. 123(R) to share-based payments granted on or subsequent to January 1, 2006, and to the unvested portion of outstanding share-based payments existing on January 1, 2006. Prior to the adoption of SFAS No. 123(R) we accounted for our share based awards under APB 25 using the intrinsic value method prescribed in that pronouncement to value our share based awards. We applied the pro forma disclosure provisions of SFAS No. 123 using the minimum value method as allowed for non-public entities.

As stated in paragraph 83 of SFAS No. 123(R), as a non-public entity that used the minimum value method of valuing share based payments in our pro forma disclosures under SFAS No. 123, we were required to adopt SFAS No. 123(R) prospectively rather than under the modified prospective method. Under the modified prospective method, companies are required to recognize share based compensation expense for the unvested portion of outstanding share based payments existing on the effective date of SFAS No. 123(R) as well as share based awards that were newly issued, modified, repurchased or cancelled after the effective date of SFAS No. 123(R). Under the prospective method, companies are only required to recognize share based compensation expense for share based awards that were newly issued, modified, repurchased or cancelled after the effective date of SFAS No. 123(R).

The effect of transitioning from the modified prospective method to the prospective method of adopting SFAS No. 123(R) was a reduction in recognized share based compensation expense net of tax and an increase in net income of $232,000 for the year ended December 31, 2006 and a reduction of share based compensation expense net of tax and an increase in net income of $284,000 for the nine months ended September 30, 2006. The following tables provide a summary of the impact of this adjustment on our balance sheet and statement of operations for the period since the effective date of SFAS No. 123(R).

Effect of the adjustment on the statement of operations for the twelve months ended December 31, 2006 is as follows:

	Twelve Months Ended
	December 31,		December 31,
	2006		2006
	As Previously Reported	Change	As Restated

Cost of revenue	$15,705	$(104)	$15,601
Product development expenses	7,176	(13)	7,163
Selling and marketing expenses	32,293	(88)	32,205
General and administrative expenses	55,556	(193)	55,363
Income tax (benefit)	(9,026)	166	(8,860)
Net income	8,611	232	8,843
Net (loss) attributable to common stockholders	(6,102)	232	(5,870)
Basic and diluted net (loss) attributable to common stockholders	$(.70)	$.03	$(.67)

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Effect of the adjustment on the balance sheet as of December 31, 2006 is as follows:

	December 31,		December 31,
	2006		2006
	As Previously Reported	Change	As Restated

Deferred tax assets	$14,608	$(152)	$14,456
Total assets	277,356	(152)	277,204
Accounts payable	5,082	14	5,096
Retained earnings	(166,534)	(166)	(166,700)
Total liabilities and stockholders’ deficit	$277,356	$(152)	$277,204

The adjustment did not have an impact on the statement of cash flow for the period ended December 31, 2006 or the nine months ended September 30, 2006.

18.	SUBSEQUENT EVENTS

Reverse Stock Split

On November 26, 2007, the Board approved an amendment to our Certificate of Incorporation pursuant to which one share of common stock issued and outstanding shall be combined into 0.800 shares of common stock. The effect of the amendment was a 1-for-1.25 reverse stock split of our common stock (the “2007 Reverse Stock Split”). Any fractional share resulting from the 2007 Reverse Stock Split shall be paid in cash at an amount equal to the offering price as set forth in the final prospectus prepared in connection with the Company’s initial public offering.

In addition, the Board approved an adjustment to the number of shares receivable upon the exercise of stock options (the “2007 Stock Option Adjustment”). The number of shares receivable upon the exercise of stock options shall be decreased in the same ratio as the 2007 Reverse Stock Split and the exercise price shall be proportionally increased. The Board also approved the acceleration and vesting of all options to acquire less than one share of common stock as a result of the 2007 Stock Option Adjustment and to pay cash to all optionholders holding such options in lieu of an option exercisable for such fractional share of common stock.

All share and per share information included in these consolidated financial statements have been adjusted to reflect the 2007 Reverse Stock Split and the 2007 Stock Option Adjustment, and all references to the number of common shares and common stock options and the per share common share and common stock option amounts have been restated to give retroactive effect of the 2007 Reverse Stock Split and 2007 Stock Option Adjustment for all periods presented.

MD-X Solutions, Inc. and Affiliates

Unaudited Combined Balance Sheets

	Six Months Ended June 30,
	2007	2006

ASSETS
Current
Cash and cash equivalents	$2,357,757	$1,217,465
Accounts receivable, net of allowance for doubtful accounts of $987,982 in 2007 and $2,688,632 in 2006	7,712,420	4,706,296
Prepaid expenses	300,139	176,299
Other receivables	—	2,291
Total Current Assets	10,370,316	6,102,351
Computers, furniture, and improvements, net	682,612	824,813
Capitalized software, net	679,277	282,779
Accounts receivable, long term	547,645	516,930
Stockholders loans receivable	—	877,108
Interest receivable	—	20,106
Security deposits	50,700	50,525

	$12,330,550	$8,674,612

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable-stockholders	$1,282,923	$1,282,923
Accounts payable and accrued expenses	5,423,621	1,660,925
Income taxes payable	13,548	16,645
Current portion of capital lease obligations	109,871	107,330

Total Current Liabilities	6,829,963	3,067,823
Capital lease obligations, net of current portion	260,401	387,731

Total Liabilities	7,090,364	3,455,554

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity	5,240,186	5,219,058

	$12,330,550	$8,674,612

See notes to combined financial statements (Unaudited).

MD-X Solutions, Inc. and Affiliates

Unaudited Combined Statements of Income

	For the Six Months Ended June 30,
	2007	2006

Revenue	$14,924,877	$10,096,183
Operating Expenses	(14,544,301)	(8,202,810)

Income From Operations	380,576	1,893,373

Other Income (Expense):
Interest income	51,376	14,341
Interest expense	(149,309)	(69,853)

Total Other Expense	(97,933)	(55,512)

Income Before Income Taxes	282,643	1,837,861
Provision For Income Taxes	(13,548)	(30,264)

Net Income	$269,095	$1,807,597

See notes to combined financial statements (Unaudited).

MD-X Solutions, Inc. and Affiliates

Unaudited Combined Statements of Changes in Stockholders’ Equity

		Additional	Treasury
	Common	Paid In	Stock	Retained
	Stock	Capital	(At Cost)	Earnings	Total

Balance, January 1, 2006	$2,826	$658,132	$(500,423)	$3,250,926	$3,411,461
Net income	—	—	—	$1,807,597	1,807,597

Balance, June 30, 2006	$2,826	$658,132	$(500,423)	$5,058,523	$5,219,058

Balance, January 1, 2007	$2,826	$721,460	$(500,423)	$6,547,228	$6,771,091
Stockholders’ distributions	—	—	—	(1,800,000)	(1,800,000)
Net income	—	—	—	269,095	269,095

Balance, June 30, 2007	$2,826	$721,460	$(500,423)	$5,016,323	$5,240,186

See notes to combined financial statements (Unaudited).

MD-X Solutions, Inc. and Affiliates

Combined Statements of Cash Flows

	For the Six Months Ended June 30,
	2007	2006
	(unaudited)

Cash Flows Provided By (Used For):
Operating Activities:
Net income	$269,095	$1,807,597
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	252,823	113,476
Bad debts	575,397	467,240
Stockholders’ loans forgiven	327,673	—
Accrued interest on notes payable — stockholders	—	51,317
Changes in certain assets and liabilities:
Accounts receivable	(2,305,012)	(404,939)
Prepaid expenses	(75,018)	(71,226)
Other receivables	4,296	(2,291)
Interest receivable	53,270	(6,661)
Accounts payable and accrued expenses	4,003,174	178,823
Income taxes payable	(23,329)	1,825

Net Cash Provided by Operating Activities	3,082,369	2,135,161

Investing Activities:
Purchase of equipment	(140,162)	(64,909)
Capitalized software	(224,367)	(140,060)
Repayment of stockholders’ loans	1,783,162	—
Loans to stockholders	(727,500)	(625,000)

Net Cash Provided by (Used for) Investing Activities	691,133	(829,969)

Financing Activities:
Repayment of line of credit, net	—	(220,000)
Stockholders’ distributions	(1,800,000)	—
Payments of capital lease obligations	(67,812)	(55,614)

Net Cash Used for Financing Activities	(1,867,812)	(275,614)

Net Increasing In Cash And Cash Equivalents	1,905,690	1,029,578
Cash and Cash Equivalents:
Beginning of period	452,066	187,887

End of period	$2,357,756	$1,217,465

Supplemental Cash Flows Disclosure:
Interest paid	$149,309	$18,536

Income taxes paid	$34,109	$12,969

See notes to combined financial statements (Unaudited).

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS:

The accompanying combined financial statements include the accounts of MD-X Solutions, Inc. (“Solutions”) and its affiliates, MD-X Systems, Inc. (“Systems”), MD-X Services, Inc. (“Services”) and MD-X Strategies, Inc. (“Strategies”). As used herein the “Company” refers to Solutions, Systems, Services and Strategies, collectively. The Company is affiliated by common family ownership.

Solutions manages the operations, sales and marketing, finances, internal technology and administrative needs of Strategies, Systems and Services on a day-to-day basis. All of the employees that work for the Company are employed and compensated through Solutions’ payroll and employee benefit programs.

The Company provides services and software products to the healthcare provider industry throughout the United States from its primary base of operations located in Mahwah, New Jersey.

Systems provides services and software that hospital clients utilize to track, trend and ultimately overturn in-patient and out-patient denials.

Services provides a variety of accounts receivable services including collection of self-pay accounts, third party billing and reimbursement, complete business office outsourcing, as well as purchasing hospitals receivables.

Strategies provides “Silent PPO” services to assist hospital clients in the recovery of their incremental revenue. “Silent PPO” services include reviewing patient accounting data, managed care contracts and external data such as benefit plan designs and network practices to identify “Silent PPOs” and recover revenue on behalf of the clients.

2.	SALE OF COMMON STOCK:

On July 2, 2007, the stockholders of the Company sold their shares of common stock held to MedAssets, Inc., an unrelated third party. The stockholders received approximately $70,000,000 plus stock considerations of MedAssets, Inc. for the sale of their stock in Solutions, Systems, Services and Strategies.

As a result of the sale of the common stock of the Company, the holders of the stock options agreed to terminate their stock option plans in exchange for cash of approximately $2,700,000. The Company recognized a charge for such amount as compensation expense and the amount is included in accrued expenses in the combined financial statements as of June 30, 2007 (Note 12).

In addition, VRH Partners received approximately $1,500,000 in accordance with the terms of their contract with the Company (Note 15).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Combination:

The combined financial statements include the accounts of MD-X Solutions, Inc. and its affiliates, Systems, Services, and Strategies. All significant inter-company transactions and balances have been eliminated in combination.

Cash and Cash Equivalents:

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less when acquired.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers’ financial condition, monitors its exposure for credit losses and maintains related allowances for doubtful accounts. Allowances are estimated based upon specific customer balances where a risk of default has been identified and also includes a provision for non-customer specific defaults based upon historical collection and write-off activity.

The Company has classified accounts receivable as a long term asset where they do not anticipate collection within one year.

Computers, Furniture and Improvements:

Computers, furniture and improvements are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease. When assets are sold or retired, their cost and related accumulated depreciation are removed, and any gain or loss is reflected in earnings. Routine repairs and maintenance are expensed as incurred.

Software Development Costs:

Costs incurred to develop computer software products to be sold, licensed, or otherwise marketed are capitalized, after technological feasibility is established, in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Capitalization ceases upon general release of the software. Software development costs are amortized to operating expenses on a straight-line basis over the estimated product life of the related software, which ranges from two to six years. As of June 30, 2007 and 2006, $828,021 and $372,750, respectively, of costs related to software development have been capitalized. Accumulated amortization at June 30, 2007 and 2006 was $148,744 and $89,971, respectively.

Costs of software for internal use either purchased or developed are capitalized in accordance with Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”. The costs are determined by the purchase price for externally developed software or costs incurred after the software has reached technical feasibility. These costs are included with computers, furniture and improvements.

Revenue Recognition:

The Company recognizes revenue in accordance with Staff Accounting Bulletin 104 (Revenue Recognition). Consequently, all revenue is recognized when 1) there is a persuasive evidence of an arrangement; 2) the fee is fixed and determinable; 3) services have been rendered and payment has been contractually earned, and 4) collectability is reasonably assured.

The Company’s revenue streams derive mainly from revenue services provided to clients and licensing of the Company’s internally developed web based software applications. Revenue services provided to clients include clinical and technical appeals performed on behalf of the client, recoveries of silent PPO claims, full business office outsourcing, consulting projects and physician insurance documentation training.

Clinical and technical appeal revenue and silent PPO revenue fees are earned in the month that the client receives the benefit from the services that the Company provided. These revenues are calculated as a percentage of the cash recoveries received by the client. Full business office outsourcing revenue is earned over the contract period and is calculated based on a percentage of cash collections received by the client during the contract period. Consulting project revenue and physician insurance documentation training fees are considered earned in the month that the services are provided. Software license revenue is recognized ratably over the period in which the services are expected to be performed or over the software support period,

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

Research and Development:

Research and development costs are expensed as incurred and amounted to $188,280 and $181,243 for the six months ended June 30, 2007 and 2006, respectively.

Advertising:

Advertising costs, which amounted to $101,676 and $147,310 for the six months ended June 30, 2007 and 2006, respectively, are expensed as incurred.

Incentive Stock-Based Compensation:

The Financial Accounting Standards Board issued SFAS No. 123(R), “Share Based Payments”, established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee and third party services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. While SFAS 123(R) is generally effective for years beginning after December 31, 2005, the Company elected to adopt SFAS 123(R) effective January 1, 2005.

Income Taxes:

Solutions accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities be computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. At June 30, 2007 and 2006, deferred tax assets and liabilities are not considered material and are not recorded on the financial statements.

Systems, Services and Strategies, with the consent of their stockholders, have elected to be taxed as “S” Corporations under provisions of the Internal Revenue Code, as well as for state income tax purposes. In lieu of Federal corporate income taxes, the stockholders are taxed on the Company’s taxable income. Accordingly, no provision for Federal income taxes is reflected in the accompanying combined financial statements with respect to the operations of Systems, Services and Strategies. Under New Jersey “S” Corporation provisions, the majority of income taxes are also the responsibility of the individual stockholders. Corporate state income taxes, which are the Company’s responsibility, are provided at statutory rates.

Fair Value of Financial Instruments:

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the combined financial statements at carrying values which approximate fair value because of the short-term maturity of these instruments. The carrying value of the Company’s long-term obligations approximate the fair value based on the current rates available to the Company for similar instruments.

Use of Estimates:

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates and assumptions that

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, stock options, capitalized software costs, depreciation, and amortization. There can be no assurance that actual results will not differ from these estimates in the near term.

4.	SIGNIFICANT GOVERNING REGULATIONS:

The Health Insurance Portability and Accountability Act (“HIPAA”) has a material impact on the Company and the entire healthcare industry. Under HIPAA, the Company is required to maintain requisite levels of security and privacy with certain individually identifiable patient information in its possession. HIPAA also has mandated new standards for electronic data transmission of healthcare information necessary to complete the adjudication process of patient claims. The Company has invested considerable financial and human resources to comply with HIPAA. Government imposed penalties and fines for noncompliance are significant and the Company cannot determine if it has no exposure to such penalties or fines in the future.

5.	COMPUTERS, FURNITURE, AND IMPROVEMENTS:

At June 30, 2007 and 2006, computers, furniture and leasehold improvements consist of the following:

	2007	2006

Computers	$588,751	$475,339
Furniture and fixtures	171,224	440,232
Improvements	497,920	448,390

	1,257,895	1,363,961
Less: Accumulated depreciation and Amortization	575,283	539,148

Total, net	$682,612	$824,813

Depreciation and amortization expense for the six months ended June 30, 2007 and 2006 was $252,823 and $113,476, respectively.

6.	RELATED PARTY TRANSACTIONS:

Stockholders’ Loans Receivable:

Stockholders’ loans receivable represent cash advances bearing interest at 5% and are payable on demand. During 2007, the stockholders repaid $1,296,244 of the loans receivable balance at December 31, 2006. In addition, the stockholders paid $16,838 in interest. The remaining loans receivable balance of $327,674 and the remaining interest receivable balance of $73,458, were forgiven in 2007.

For the six months ended June 30, 2007 and 2006, interest income on the stockholders loans was $34,119 and $19,913 respectively.

Notes Payable-Stockholder:

Notes payable-stockholder of $1,282,923 at June 30, 2007 and 2006 are payable on demand and bear interest at 8%. On July 2, 2007, the Company repaid the notes payable-stockholder and all related accrued interest.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

Interest expense related to these loans was $51,317 for each of the six months ended June 30, 2007 and 2006.

Consulting Fees:

During the six months ended June 30, 2007 and 2006, consulting fees amounting to $78,816 and $20,174, respectively, were paid to corporations owned by certain stockholders of the Company. These corporations are not part of the combined group.

7.	LINE OF CREDIT

The Company has a $2,500,000 line of credit with a banking institution that expired on May 31, 2007. The Company was granted an extension of the original expiration date to June 30, 2007. All interest is to be repaid monthly to the bank at the bank’s prime rate plus 1% (9.25% at June 30, 2007). Amounts outstanding are collateralized and secured by the Company’s receivables and limited personal guarantees of two stockholders. The line of credit agreement with the banking institution terminated on July 2, 2007.

Quarterly, the Company was required to pay a .025% fee on the unused portion of the line of credit up to a maximum of $6,250 for the year. At June 30, 2007 and 2006, there were no borrowings outstanding under the line of credit.

At June 30, 2007 and 2006, the Company was in compliance with the covenants of the line of credit.

8.	STOCKHOLDERS’ EQUITY:

At June 30, 2007 and 2006, common stock consists of the following:

	Shares
	Authorized	Issued	Amount

Solutions — $0.0001 par value	80,000,000	28,233,962	$2,823
Systems — $0.001 par value	10,000	1,000	1
Services — $0.001 par value	10,000	1,000	1
Strategies — $0.001 par value	10,000	1,000	1

Total			$2,826

At June 30, 2007 and 2006, treasury stock consists of 13,900,629 shares of Solutions.

9.	BUSINESS ECONOMIC INCENTIVE PROGRAM:

The Company has been approved by the State of New Jersey to be eligible for grant awards from the Business Economic Incentive Program (“BEIP”). The Company entered into a contract with an outside third party vendor to assist in the administrative requirements of the BEIP. In the event that the State awards any monies to the Company, the outside third party vendor is entitled to receive 15% of the total benefit received under the grant. No revenues or expenses related to this grant have been recorded as of June 30, 2007 and 2006.

10.	EMPLOYEE BENEFIT PLANS:

Phantom Stock Plan:

The Company maintains a phantom stock plan (“PSP”) that provides the PSP holders certain benefits based on a predetermined formula upon certain triggering events. The terms and selected participants of the PSP among other things, are determined at the sole discretion of the Company’s Board of Directors.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

Participation in the PSP does not constitute a guarantee or contract of employment between a participant and the Company. No units were granted under the PSP to date or during the six months ended June, 30 2007 and 2006. The PSP was terminated on July 2, 2007.

401(k) Savings Plan:

The Company sponsors a defined contribution 401(k) savings plan for the benefit of its eligible employees. The Company makes contributions to the plan at the discretion of management. There were no Company contributions to the plan during the six months ended June 30, 2007 and 2006.

Health Reimbursement Account:

In 2006 the Company modified its health benefit plan. Under the modified plan, the Company remains contingently liable for potential claims submitted by employees, ranging from $700 per employee with single coverage up to $1,400 per employee with dependent coverage. Effective January 1, 2007, the Company’s contingent liability for potential claims submitted by employees increased to $850 per employee with single coverage and up to $1,700 per employee with dependent coverage. The Company retains an independent outside third party to administrator claims submitted by employees. The Company’s maximum liability for claims submitted after June 30, 2007 is $10,683, which is included in accounts payable and accrued expenses at June 30, 2007.

11.	LEASE COMMITMENTS:

Facility Leases:

The Company leases office space under a non-cancelable lease which expired on April 30, 2007, and continues on a month to month basis. In addition to monthly rent, the Company is also required to pay its proportionate amount of utilities. The Company leased an additional operating facility in 2005, under the terms of an operating lease which expires on June 30, 2010. This lease contains an option to renew for an additional five years at the then fair market rental rate.

The Company signed a commercial non-cancelable lease for office space which is dated August 2007, and expires in August 2015. Upon completion of the interior build out, the Company will relocate a portion of its office to the new facility. In addition to monthly rent, the Company will be required to pay its proportionate amount of the facility’s utilities.

Rent expense for the existing leases is $254,160 and $320,775 for the six months ended June 30, 2007 and 2006, respectively.

The Company also has various operating leases for equipment expiring through January 2010. Equipment rental expense amounted to $60,558 and $108,661 for the six months ended June 30, 2007 and 2006, respectively.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

Future minimum payments required under the above non-cancelable operating leases and under capital lease obligations for the remaining terms of the leases subsequent to June 30, 2007 are as follows:

		Capital
	Operating	Lease
Year Ending June 30,	Leases	Obligations

2008	$359,401	$121,856
2009	601,213	132,934
2010	691,454	130,314
2011	484,989	8,458
2012	519,520	—
Thereafter	1,611,803	—

Total minimum lease payments	$4,268,380	393,562

Less: Amount representing interest		23,290

Present value of net minimum lease payments		370,272
Less: Current portion		109,871

Long-Term Portion		$260,401

The following is an analysis of the equipment under capital lease obligations at June 30, 2007:

Computer equipment	$67,127
Furniture and fixtures	273,586
Leasehold improvements	250,044

590,757
Less: Accumulated depreciation and amortization	231,803

Total	$358,954

Depreciation and amortization of assets held under capital leases is included in depreciation and amortization expense. The capital leases were paid in full on July 2, 2007.

12.	STOCK OPTIONS:

During January, March and June 2006, and April and December 2005, the Board of Directors for Strategies, Systems and Services adopted, six separate stock option plans and agreements. All options were granted to certain executives with exercise prices for each of the options based on the value of the underlying shares on the date of grant. While vesting criteria vary for each plan, options, generally, remain exercisable based on continued employment, up to December, 2014.

The first stock option plan and agreement adopted in April 2005 provides for the issuance of incentive stock options for the purchase up to 20 shares each in Strategies, Systems and Services. Vesting is contingent upon certain sales benchmarks. Although the Company believes it is probable that the targets will be met, the amount of compensation is formula driven and the amount is not determinable until the target is achieved.

The second stock option plan and agreement adopted in December 2005 provides for the issuance of incentive stock options for the purchase up to 13 shares each in Strategies, Systems and Services. The options vest immediately upon the granting.

The third stock option plan and agreement adopted in January 2006 provides for the issuance of incentive stock options for the purchase up to 3 shares each in Strategies and Systems Services. The options vest and

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

become available for exercise in three equal increments of one share each for every twelve months service provided. Additionally, the Board of Directors for Strategies, Systems and Services adopted a separate Reimbursement Agreement for the same executive which was a former participant under the previously terminated incentive stock option plan of a company affiliated with the Company. The purpose of the Reimbursement Agreement is to provide additional compensation, up to $81,946, to the executive in the event of an approved sale of the majority of the Company.

The fourth stock option plan and agreement adopted in January 2006 provides for the issuance of incentive stock options for the purchase up to 20 shares each in Strategies, Systems and Services. The vesting of the options is based periods of service, which is accelerated upon certain events, including an approved sale of the majority of the Company.

The fifth and sixth stock option plans and agreements adopted in March and June 2006 provide for the issuance of incentive stock options up to 5 shares each in Strategies, Systems and Services. Vesting is contingent upon certain sales benchmarks certain time frames. In February 2007, the executive under the June 2006 option plan resigned his position. All options under the June 2006 plan have been treated as cancelled at December 31, 2006, and no compensation charge was recognized.

A summary of the status of the Company’s options outstanding as of June 30, 2007 and 2006, and changes in options outstanding during the six months then ended is presented below:

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding, at January 1, 2006	99	$6,082
Granted	0
Cancelled	0
Settled for cash	0
Exercised	0

Outstanding, at June 30, 2006	99	$6,082

Outstanding, at January 1, 2007	180	$6,599
Granted	0
Cancelled	0
Settled for cash	0
Exercised	0

Outstanding, at June 30, 2007	180	$6,599

Exercisable, at June 30, 2007	41	$3,673

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

The following table summarizes information about shares subject to the Company’s outstanding stock options at June 30, 2007:

	Outstanding Stock Options
			Weighted
			Average
			Years of		Stock Options
			Remaining	Weighted	Weighted
Exercise Price			Contractual	Average	Average Exercise
or Price Range	Shares		Life	Exercise Price	Shares	Price

$ 3,010	20	*	8	$3,010
1,259	13		8	1,259	13	$1,259
4,363	3		8	4,363	1	4,363
3,835	20	*	8	3,835
3,107	5	*	9	3,107
12,042	20	*	8	12,042
1	13		8	1	13	1
13,009	20	*	8	13,009
8,497	5		9	8,497
8,080	20	*	8	8,080
9,471	13		8	9,471	13	9,471
6,740	3		8	6,740	1	6,740
6,764	20	*	8	6,764
4,072	5	*	9	4,072

*	Non-vested options.

In accordance with SFAS No. 123(R) the fair value for each stock option has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; risk free rate of 4.25%, expected lives ranging from two to three years, expected volatility of 79.4% and an expected dividend yield of zero.

On July 2, 2007, the stock option agreements and the reimbursement agreement were terminated. The Company paid the holders of the stock options and the executive to the reimbursement agreement approximately $2,700,000 in consideration of the stock options they held and under the terms of the reimbursement agreement (Note 2).

13.	CONCENTRATIONS OF CREDIT RISKS:

In the normal course of business, the Company extends unsecured credit to its customers. During the six months ended June 30, 2007 and 2006, two customers accounted for approximately 17% and 15% of revenue and three customers accounted for 22%, 13% and 13%, respectively. The accounts receivable balance due from these customers was approximately $172,000 and $1,681,000 at June 30, 2007 and 2006, respectively.

At June 30, 2007 and 2006, two customers accounted for approximately 20% and 13% of the accounts receivable balance and three customers accounted for approximately 34%, 11% and 10% of the accounts receivable balance at June 30, 2007 and 2006, respectively.

The Company, at various times during the year, maintained cash and cash equivalent balances in excess of federally insured limits.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

14.	COMMITMENTS AND CONTINGENCIES:

Litigation:

The Company, along with other co-defendants, one of which is the Company’s client, is named in a lawsuit brought against them by a small preferred provider organization and some of its current and former clients. This organization has entered into hospital reimbursement agreements with a number of hospitals throughout the State of New Jersey, including the Company’s client. The Company intends to aggressively defend against this action and seek summary judgment on all claims at the earliest stage feasible. In the opinion of management, the claims have no merit and will not have a material adverse effect on the Company’s combined financial condition or results of operations.

Client Contracts:

The Company enters into contracts with clients to provide services. The contracts are usually for a period of six months to two years.

Salary Commitment:

The Company had an employment contract with one of its senior executives. The contract covered such matters as base compensation, incentive plans, benefits, termination, and non-competition. The employment contract expired in April 2006.

Other:

The Company was obligated to pay a former stockholder on or prior to March 31, 2007 an amount equal to 3% of the profits generated by the Silent PPO Revenue Recapture and the Retrospective Denial Management Recovery Services product lines during the period beginning January 1, 2003 and ending December 31, 2006. At June 30, 2006, the Company has accrued $45,000 as settlement of this obligation. This obligation was paid in full in March, 2007.

15.	SUBSEQUENT EVENTS:

Broker Commitment:

The Company entered into a contractual agreement with an investment banking firm that assists middle market companies and private equity firms explore business opportunities. In the event that a business transaction were to occur, the investment banking firm would be entitled to $725,000 on the first $50 million of consideration received plus 3% of consideration received above $50 million.

On July 2, 2007, the stockholders paid the investment banking firm approximately $1,500,000 (Note 2).

Report Of Independent Registered Public Accounting Firm

To the Stockholders
MD-X Solutions, Inc. and Affiliates

We have audited the accompanying combined balance sheets of MD-X Solutions, Inc. and Affiliates as of December 31, 2006 and 2005, and the related combined statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects the financial position of MD-X Solutions, Inc. and Affiliates as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
August 4, 2007

MD-X Solutions, Inc. and Affiliates

Combined Balance Sheets

	December 31,
	2006	2005

ASSETS
Current:
Cash and cash equivalents	$452,066	$187,887
Accounts receivable, net of allowance for doubtful accounts of $378,947 in 2006 and $2,466,278 in 2005	6,151,898	4,709,275
Prepaid expenses	225,121	105,073
Other receivables	4,296	—

Total Current Assets	6,833,381	5,002,235
Computers, furniture, and improvements, net	652,816	790,071
Capitalized software, net	597,368	226,028
Accounts receivable, long term	378,552	627,570
Stockholders loans receivable	1,383,335	252,108
Interest receivable	53,270	13,445
Security deposits	50,700	50,525

	$9,949,422	$6,961,982

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Line of credit	$—	$220,000
Notes payable-stockholders	1,282,923	1,282,924
Accounts payable and accrued expenses	1,420,447	1,482,102
Income taxes payable	36,877	14,820
Current portion of capital lease obligations	117,244	112,591

Total Current Liabilities	2,857,491	3,112,437
Capital lease obligations, net of current portion	320,840	438,084

Total Liabilities	3,178,331	3,550,521

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity	6,771,091	3,411,461

	$9,949,422	$6,961,982

The accompanying notes are an integral part of these combined financial statements.

MD-X Solutions, Inc. and Affiliates

Combined Statements of Income

	Years Ended December 31,
	2006	2005

Revenue	$19,183,906	$15,744,512
Operating Expenses	(15,752,193)	(16,227,346)

Income From Operations	3,431,713	(482,834)

Other Income (Expense):
Interest income	64,296	20,640
Miscellaneous expense	—	(217)
Interest expense	(145,663)	(161,750)

Total Other Expense, Net	(81,367)	(141,327)

Income Before
Provision For Income Taxes	3,350,346	(624,161)
Provision For Income Taxes	(54,044)	(52,413)

Net Income	$3,296,302	$(676,574)

The accompanying notes are an integral part of these combined financial statements.

MD-X Solutions, Inc. and Affiliates

Combined Statements of Changes in Stockholders’ Equity

		Additional	Treasury
	Common	Paid In	Stock	Retained	Stockholders’
	Stock	Capital	(At Cost)	Earnings	Equity

Balance, January 1, 2005	$511,107	$—	$(500,423)	$3,995,302	$4,005,986
Restatement	(508,281)	576,377	—	(67,802)	294
Stock options issued for services rendered	—	81,755	—	—	81,755
Net loss	—	—	—	(676,574)	(676,574)

Balance, December 31, 2005	2,826	658,132	(500,423)	3,250,926	3,411,461
Stock options issued for services rendered	—	63,328	—	—	63,328
Net income	—	—	—	3,296,302	3,296,302

Balance, December 31, 2006	$2,826	$721,460	$(500,423)	$6,547,228	$6,771,091

The accompanying notes are an integral part of these combined financial statements.

MD-X Solutions, Inc. and Affiliates

Combined Statements of Cash Flows

	Years Ended December 31,
	2006	2005

Cash Flows Provided By (Used For):
Operating Activities:
Net income (loss)	$3,296,302	$(676,574)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	225,188	179,898
Bad debts	646,122	2,813,006
Accrued interest on notes payable — stockholder	59,870	102,634
Stock options issued for services rendered	63,328	81,755
Changes in certain assets and liabilities:
Accounts receivable	(1,845,305)	(1,799,906)
Prepaid expenses	(114,468)	166,089
Other receivables	(4,296)	—
Security deposits	(175)	58,751
Interest receivable	(39,825)	(13,445)
Accounts payable and accrued expenses	(121,526)	169,723
Income taxes payable	22,057	(26,689)

Net Cash Provided by Operating Activities	2,187,272	1,055,242

Investing Activities:
Purchase of equipment	(459,275)	(171,130)
Capitalized software	—	(227,690)
Issuance of stockholders loans	(1,131,227)	(96,823)
Repayment of stockholder loans	—	(51,333)

Net Cash Used for Investing Activities	(1,590,502)	(546,976)

Financing Activities:
Repayment of line of credit, net	(220,000)	(580,000)
Payments of capital lease obligations	(112,591)	(45,181)

Net Cash Used for Financing Activities	(332,591)	(625,181)

Net Increase (Decrease)
In Cash And Cash Equivalents	264,179	(116,915)
Cash And Cash Equivalents:
Beginning of year	187,887	304,802

End of year	$452,066	$187,887

Supplemental Cash Flows Disclosure:
Interest paid	$85,793	$59,116

Income taxes paid	$38,438	$27,000

Debt related to the purchase of equipment	$—	$590,757

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements

1.	ORGANIZATION

The accompanying combined financial statements include the accounts of MD-X Solutions, Inc. (“Solutions”) and its affiliates, MD-X Systems, Inc. (“Systems”), MD-X Services, Inc. (“Services”) and MD-X Strategies, Inc. (“Strategies”). As used herein, the “Company” refers to family ownership.

Solutions manages the operations, sales and marketing, finances, internal technology and administrative needs of Strategies, Systems and Services on a day-to-day basis. All of the employees that work for the Company are employed and compensated through Solutions’ payroll and employee benefit programs.

The Company provides services and software products to the healthcare provider industry throughout the United States from its primary base of operations located in Mahwah, New Jersey.

Systems provides services and software that hospital clients utilize to track, trend and ultimately overturn in-patient and out-patient denials.

Services provides a variety of accounts receivable services including collection of self-pay accounts, third party billing and reimbursement, complete business office outsourcing, as well as purchasing hospitals receivables.

Strategies provides “Silent PPO” services to assist hospital clients in the recovery of their incremental revenue. “Silent PPO” services include reviewing patient accounting data, managed care contracts and external data such as benefit plan designs and network practices to identify “Silent PPOs” and recover revenue on behalf of the clients.

2.	SALE OF COMMON STOCK

On July 2, 2007, the stockholders of the Company sold the issued shares of common stock to MedAssets, Inc., an unrelated third party. The stockholders received approximately $70,000,000 plus stock considerations of MedAssets, Inc. for the sale of their stock in Solutions, Systems, Services and Strategies.

As a result of the sale of the common stock of the Company, the holders of the stock options agreed to terminate their stock options plans in exchange for cash of approximately $2,700,000 (Note 2 and Note 13).

In addition, VRH Partners received approximately $1,500,000 in accordance with their contract with the Company (Note 16).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination

The combined financial statements include the accounts of MD-X Solutions, Inc. and its Affiliates. All significant inter-company transactions and balances have been eliminated in combination.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with an original maturity of three months or less when acquired.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers’ financial condition, monitors its exposure for credit losses and maintains related allowances for doubtful accounts. Allowances are estimated based upon specific customer balances where a risk of default has been identified and also includes a provision for non-customer specific defaults based upon historical collection and write-off activity.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

The Company has classified accounts receivable as a long-term asset where they do not anticipate collection within one year.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease. When assets are sold or retired, their cost and related accumulated depreciation are removed, and any gain or loss is reflected in earnings. Routine repairs and maintenance are expensed as incurred.

Software Development Costs

Costs incurred to develop computer software products to be sold, licensed, or otherwise marketed are capitalized, after technological feasibility is established, in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). Capitalization ceases upon general release of the software. Software development costs are amortized to operating expenses on a straight-line basis over the estimated product life of the related software, which ranges from two to six years. At December 31, 2006 and 2005, $604,214 and $227,690, respectively, of costs related to software development were capitalized. Accumulated amortization at December 31, 2006 and 2005 was $6,846 and $1,662, respectively.

Costs of software for internal use either purchased or developed are capitalized in accordance with Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”. The costs are determined by the purchase price for externally developed software or costs incurred after the software has reached technical feasibility. These costs are included with equipment, furniture and leasehold improvements.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin 104 (Revenue Recognition). Consequently, all revenue is recognized when 1) there is a persuasive evidence of an arrangement; 2) the fee is fixed and determinable; 3) services have been rendered and payment has been contractually earned, and 4) collectability is reasonably assured.

The Company’s revenue streams derive mainly from revenue services provided to clients and licensing of the Company’s internally developed web based software applications. Revenue services provided to clients include clinical and technical appeals performed on behalf of the client, recoveries of silent PPO claims, full business office outsourcing, consulting projects and physician insurance documentation training.

Clinical and technical appeal revenue and silent PPO revenue fees are earned in the month that the client receives the benefit from the services that the Company provided. These revenues are calculated as a percentage of the cash recoveries received by the client. Full business office outsourcing revenue is earned over the contract period and is calculated based on a percentage of cash collections received by the client during the contract period. Consulting project revenue and physician insurance documentation training fees are considered earned in the month that the services are provided. Software license revenue is recognized ratably over the period in which the services are expected to be performed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

Research and Development

Research and development costs are expensed as incurred and amounted to $324,855 and $371,971 for the years ended December 31, 2006 and 2005, respectively.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Advertising

Advertising costs, which amounted to $235,670 in 2006 and $203,329 in 2005, are expensed as incurred.

Incentive Stock-Based Compensation

The Financial Accounting Standards Board issued SFAS No. 123(R), “Share Based Payments”, established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee and third party services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical combined financial statements as services are performed. While SFAS 123(R) is generally effective for years beginning after December 31, 2005, the Company elected to adopt SFAS 123(R) effective January 1, 2005.

Income Taxes

Solutions accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities be computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. At December 31, 2006 and 2005, deferred tax assets and liabilities are not considered material and are not recorded on the combined financial statements.

Systems, Services and Strategies, with the consent of their stockholders, have elected to be taxed as “S” Corporations under provisions of the Internal Revenue Code, as well as for state income tax purposes. In lieu of Federal corporate income taxes, the stockholders are taxed on the Company’s taxable income. Accordingly, no provision for Federal income taxes is reflected in the accompanying combined financial statements with respect to the operations of Systems, Services and Strategies. Under New Jersey state “S” Corporation provisions, the majority of income taxes are also the responsibility of the individual stockholders. Corporate state income taxes, which are the Company’s responsibility, are provided at statutory rates.

Fair Value of Financial Instruments

Cash and equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the combined financial statements at carrying values which approximate fair value because of the short-term maturity of these instruments. The carrying value of the Company’s long-term obligations approximate the fair value based on the current rates available to the Company for similar instruments.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, stock options, capitalized software costs, depreciation, and amortization. There can be no assurance that actual results will not differ from these estimates in the near term.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

4.	RESTATEMENT

The opening stockholders’ equity has been restated by approximately $1,200,000 due to certain accounts receivable that management has determined were uncollectible at December 31, 2005, the adoption of SFAS No. 123(R) effective January 1, 2005, capitalization of software costs in accordance with SFAS No. 86 and a reclassification between certain equity accounts.

5.	SIGNIFICANT GOVERNING REGULATIONS

The Health Insurance Portability and Accountability Act (“HIPAA”) has a material impact on the Company and the entire healthcare industry. Under HIPAA, the Company is required to maintain requisite levels of security and privacy with certain individually identifiable patient information in its possession. HIPAA also has mandated new standards for electronic data transmission of healthcare information necessary to complete the adjudication process of patient claims. The Company has invested considerable financial and human resources to comply with HIPAA. Government imposed penalties and fines for noncompliance are significant and the Company cannot guarantee that it has no exposure to such penalties or fines in the future.

6.  COMPUTERS, FURNITURE, AND IMPROVEMENTS

At December 31, 2006 and 2005, computers, furniture and leasehold improvements consist of the following:

	2006	2005

Computers	$498,123	$435,147
Furniture and fixtures	440,232	440,232
Leasehold improvements	448,390	428,674

	1,386,745	1,304,053
Less: Accumulated depreciation and amortization	733,929	513,982

Total, Net	$652,816	$790,071

Depreciation and amortization expense for the years ended December 31, 2006 and 2005 was $219,945 and $178,236, respectively.

7.	RELATED PARTY TRANSACTIONS

Stockholders’ Loans Receivable:

Stockholders’ loans receivable represent cash advances bearing interest at 5% and are payable on demand. During 2007, the stockholders repaid $1,296,244 of the loans receivable balance at December 31, 2006. In addition, the stockholders paid $16,838 in interest. The remaining loans receivable balance and the remaining interest receivable balance were forgiven in 2007.

For the years ended December 31, 2006 and 2005, interest income on the stockholders loans was $39,825 and $7,500, respectively.

Notes Payable — Stockholder:

Notes payable — stockholder of $1,282,923 at December 31, 2006 and 2005 are payable on demand and bear interest at 8%. On July 2, 2007, the Company repaid the notes payable -stockholder and all related accrued interest.

Interest expense related to these loans was $102,634 in each of the years ended December 31, 2006 and 2005.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Consulting Fees:

During 2006, consulting fees amounting to $223,816 were paid to corporations owned by certain stockholders of the Company. These corporations are not part of the combined group.

8.	LINE OF CREDIT

The Company has a $2,500,000 line of credit with a banking institution that is set to expire on May 31, 2007. The Company was granted a one month extension of the original expiration date to June 30, 2007. All interest is to be repaid monthly to the bank at the bank’s prime rate plus 1% (9.25% at December 31, 2006). Amounts outstanding are collateralized and secured by the Company’s receivables and limited personal guarantees by two stockholders. The line of credit agreement with the banking institution terminated on July 2, 2007.

Quarterly, the Company was required to pay a .025% fee on the unused portion of the line of credit up to a maximum of $6,250 for the year. At December 31, 2006, there were no borrowings outstanding under the line of credit. At December 31, 2005, there was $220,000 outstanding under the line of credit.

At December 31, 2006 and 2005, the Company was in compliance with the covenants of the line of credit.

9.	STOCKHOLDERS’ EQUITY

At December 31, 2006 and 2005, common stock consists of the following:

	Shares
	Authorized	Issued	Amount

Solutions — $0.0001 par value	80,000,000	28,233,962	$2,823
Systems — $0.001 par value	10,000	1,000	1
Services — $0.001 par value	10,000	1,000	1
Strategies — $0.001 par value	10,000	1,000	1

Total			$2,826

At December 31, 2006 and 2005, treasury stock consists of 13,900,629 shares of Solutions.

10.	BUSINESS ECONOMIC INCENTIVE PROGRAM

The Company has been approved by the State of New Jersey to be eligible for grant awards from the Business Economic Incentive Program (“BEIP”). The Company entered into a contract with an outside third party vendor to assist in the administrative requirements of the BEIP. In the event that the State awards any monies to the company, the outside third party vendor is entitled to receive 15% of the total benefit received under the grant. No revenues or expenses related to this grant have been recorded as of December 31, 2006 and 2005.

11.	EMPLOYEE BENEFIT PLANS

Phantom Stock Plan

The Company maintained a phantom stock plan (“PSP”) that provides the PSP holders certain benefits based on a predetermined formula upon certain triggering events. The terms and selected participants of the PSP among other things, are determined at the sole discretion of the Company’s Board of Directors. Participation in the PSP does not constitute a guarantee or contract of employment between a participant and the Company. No units were granted under the PSP to date or during 2006 and 2005. The PSP was terminated on July 2, 2007.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

401(k) Savings Plan

The Company sponsors a defined contribution 401(k) savings plan for the benefit of its eligible employees. The Company makes contributions to the Plan at the discretion of management. There were no Company contributions to the Plan in 2006 and 2005.

Health Reimbursement Account

In 2006, the Company modified its health benefit plan. Under the modified plan, the Company remains contingently liable for potential claims submitted by employees, ranging from $700 per employee with single coverage up to $1,400 per employee with dependent coverage. The Company retains an independent outside third party to administer claims submitted by employees. All 2006 claims were required to be submitted on or prior to March 31, 2007 in order to be eligible for reimbursement under the Plan. The Company’s maximum liability for claims submitted after December 31, 2006 is $10,000, which is included in accounts payable and accrued expenses at December 31, 2006.

12.	LEASE COMMITMENTS

Facility Leases

The Company leases office space under a non-cancelable lease which expired on April 30, 2007, and continues on a month to month basis. In addition to monthly rent, the Company is also required to pay its proportionate amount of utilities. The Company leased an additional operating facility in 2005, under the terms of an operating lease which expires on June 30, 2010. This lease contains an option to renew for an additional five years at the then fair market rental rate.

Rent expense for these leases was $629,426 and $488,499 for the years ended December 31, 2006 and 2005, respectively.

The Company also has various operating leases for equipment expiring through January 2010. Equipment rental expense amounted to $178,224 and $265,746 for the years ended           December 31, 2006 and 2005, respectively.

Future minimum payments required under the above non-cancelable operating leases and under capital lease obligations for the remaining terms of the leases subsequent to December 31, 2006 are as follows:

		Capital
	Operating	Lease
Year Ending December 31,	Leases	Obligations

2007	$456,922	$132,942
2008	351,188	132,942
2009	351,188	132,942
2010	141,132	72,308

Total minimum lease payments	$1,300,430	471,134

Less: Amount representing interest		33,050

Present value of net minimum lease payments		438,084
Less: Current portion		117,244

Long-Term Portion		$320,840

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

The following is an analysis of the equipment under capital lease obligations at December 31, 2006:

Computer equipment	$67,127
Furniture and fixtures	273,586
Leasehold improvements	250,044

590,757
Less: Accumulated depreciation and amortization	171,617

Total	$419,140

Depreciation and amortization of assets held under capital leases is included in depreciation and amortization expense.

The capital lease was paid in full on July 2, 2007.

13.	STOCK OPTIONS

During January, March and June 2006, and April and December 2005, the Board of Directors for Strategies, Systems and Services adopted, six separate stock option plans and agreements. All options were granted to certain executives with exercise prices for each of the options based on the value of the underlying shares on the date of grant. While vesting criteria vary for each plan, options generally remain exercisable based on continued employment up to December, 2014.

The first stock option plan and agreement adopted in April 2005 provides for the issuance of incentive stock options for the purchase up to 20 shares each in Strategies, Systems and Services. Vesting is contingent upon certain sales benchmarks. Although the Company believes it is probable that the targets will be met, the amount of compensation is formula driven and the amount is not determinable until the target is achieved.

The second stock option plan and agreement adopted in December 2005 provides for the issuance of incentive stock options for the purchase up to 13 shares each in Strategies, Systems and Services. The options vest immediately upon the granting.

The third stock option plan and agreement adopted in January 2006 provides for the issuance of incentive stock options for the purchase up to 3 shares each in Strategies and Systems Services. The options vest and become available for exercise in three equal increments of one share each for every twelve months service provided. Additionally, the Board of Directors for Strategies, Systems and Services adopted a separate Reimbursement Agreement for the same executive which was a former participant under the previously terminated incentive stock option plan of a company affiliated with the Companies. The purpose of the Reimbursement Agreement is to provide additional compensation, up to $81,946, to the executive in the event of an approved sale of the majority of the Companies.

The fourth stock option plan and agreement adopted in January 2006 provides for the issuance of incentive stock options for the purchase up to 20 shares each in Strategies, Systems and Services. The vesting of the options is based periods of service, which is accelerated upon certain events, including an approved sale of the majority of the Companies.

The fifth and sixth stock option plans and agreements adopted in March and June 2006 provide for the issuance of incentive stock options up to 5 shares each in Strategies, Systems and Services. Vesting is contingent upon certain sales benchmarks certain time frames. In February 2007, the executive under the June 2006 option plan resigned his position. All options under the June 2006 plan have been treated as cancelled at December 31, 2006, and no compensation charge was recognized.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

A summary of the status of the Company’s options outstanding as of December 31, 2006 and 2005, and changes in options outstanding during the years then ended is presented below:

		Weighted
		Average
	Shares	Exercise Price

Outstanding, at January 1, 2004	0
Granted	99	$6,082
Cancelled	0
Settled for cash	0
Exercised	0

Outstanding, at December 31, 2005	99	$6,082
Granted	96	$7,011
Cancelled	(15)	$5,830
Settled for cash	0
Exercised	0

Outstanding, at December 31, 2006	180	$6,599

Exercisable, at end of year	41	$3,673

The following table summarizes information about shares subject to the Company’s outstanding stock options at December 31, 2006:

	Outstanding Stock Options
			Weighted
			Average		Exercisable
			Years of	Weighted	Stock Options
			Remaining	Average	Weighted
Exercise Price			Contractual	Exercise	Average Exercise
or Price Range	Shares		Life	Price	Shares	Price

$3,010	20	*	8	$3,010	—	—
1,259	13		8	1,259	13	$1,259
4,363	3	*	8	4,363	1	4,363
3,835	20	*	8	3,835	—	—
3,107	5	*	9	3,107	—	—
12,042	20	*	8	12,042	—	—
1	13		8	1	13	1
13,009	20	*	8	13,009	—	—
8,497	5	*	9	8,497	—	—
8,080	20	*	8	8,080	—	—
9,471	13	*	8	9,471	13	9,471
6,740	3	*	8	6,740	1	6,740
6,764	20	*	8	6,764	—	—
4,072	5	*	9	4,072	—	—

*	Non-vested options.

In accordance with SFAS No. 123(R) the fair value for each stock option has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the 2006 stock

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

options; risk free rate of 4.25%, expected lives ranging from two to three years, expected volatility of 79.4% and an expected dividend yield of zero. The following assumptions were used for the 2005 stock options; risk free rate of 4.25%, expected life of three years, expected volatility of 93% and an expected dividend yield of zero. Accordingly, the Company has recognized a charge of approximately $63,000 and $82,000 in 2006 and 2005, respectively.

On July 2, 2007, the stock option agreements and the reimbursement agreement were terminated. The Company paid the holders of the stock options and the executive to the reimbursement agreement $2,726,002 in consideration of the stock options they held and under the terms of the reimbursement agreement.

14.	CONCENTRATIONS OF CREDIT RISKS

In the normal course of business, the Company extends unsecured credit to its customers. During the years ended December 31, 2006 and 2005, three customers accounted for approximately 20%, 16% and 15% of revenue and two customers accounted for approximately 15% and 12% of revenue, respectively. The accounts receivable balance due from these customers at December 31, 2006 and 2005 was approximately $2,343,000 and $1,608,000, respectively.

The Company, at various times during the year, maintained cash and equivalent balances in excess of insured limits.

15.	COMMITMENTS AND CONTINGENCIES

Litigation:

The Company, along with other co defendants, one of which is the Company’s client, is named in a lawsuit brought against them by a small preferred provider organization and some of its current and former clients. This organization has entered into hospital reimbursement agreements with a number of hospitals throughout the State of New Jersey, including the Company’s client. The Company intends to aggressively defend against this action and seek summary judgment on all claims at the earliest stage feasible. In the opinion of management, the claims have no merit and will not have a material adverse effect on the Company’s combined financial condition or results of operations.

Client Contracts

The Company enters into contracts with clients to provide services. The contracts are usually for a period of six months to two years.

Salary Commitment

The Company had an employment contract with one of its senior executives. The contract covered such matters as base compensation, incentive plans, benefits, termination, and non-competition. The employment contract expired in April 2006.

Other

The Company is obligated to pay a former stockholder on or prior to March 31, 2007 an amount equal to 3% of the profits generated by the Silent PPO Revenue Recapture and the Retrospective Denial Management Recovery Services product lines during the period beginning January 1, 2003 and ending December 31, 2006. At December 31, 2006, the Company has accrued $45,000 as settlement of this obligation. This obligation was paid in full in March, 2007.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

16.	SUBSEQUENT EVENTS

Broker Commitment

In September 2006, the Company entered into a contractual agreement with an investment banking firm that assists middle market companies and private equity firms explore business opportunities. In the event that a business transaction were to occur, the investment banking firm would be entitled to $725,000 on the first $50 million of consideration received plus 3% of consideration received above $50 million. On July 2, 2007, the Company paid the investment banking firm $1,528,226 (Note 2).

Accounts Receivable Purchase

In February 2007, the Company entered into an agreement with a client to secure the purchase of its January 31, 2007 accounts receivable totaling approximately $8,300,000. In connection with the purchase of said receivables, the Company utilized $2,500,000 from the available credit line addressed in Note 7. Additionally, in February 2007, the Company signed a $5,400,000 revolving line of credit agreement with a banking institution. The maximum amount borrowed under this line for the purchase of the receivables was approximately $4,300,000. Amounts borrowed on the credit line and the revolving line of credit, were prepaid in May, 2007.

As addressed in Note 7, the credit line agreement along with the revolving line of credit agreement were terminated on July 2, 2007.

XactiMed, Inc.

Balance Sheet

March 31,
2007
(Unaudited)

ASSETS
Current:
Cash	$1,758,052
Accounts receivable, net	2,537,403
Prepaid expenses	261,396

Total current assets	4,556,851

Property And Equipment, Net	316,113
Other Assets
Goodwill	2,315,993
Prepaid expenses	262,866
Deposits and other assets	450,498

Total long-term assets	3,029,357

Total Assets	$7,902,321

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Accounts payable	$584,371
Accrued expenses and other liabilities	782,114
Obligations under capital leases	10,708
Deferred revenue — current portion	1,170,769

Total current liabilities	2,547,962

Long-Term Liabilities
Obligation under capital leases, less current portion	6,121
Deferred rent — long term portion	137,968
Deferred revenue-long term portion	2,155,727

Total long-term liabilities	2,299,816

Stockholders’ Equity
Preferred stock — Series A, $.0001 par value; 10,000,000 shares authorized; 3,362,416 shares issued and outstanding	336
Common stock, $.0001 par value; 40,000,000 shares authorized; 17,293,250 shares issued and outstanding	1,730
Additional paid-in capital	7,395,478
Accumulated deficit	(4,343,001)

Total stockholders’ equity	3,054,543

Total Liabilities And Stockholders’ Equity	$7,902,321

The condensed notes to financial statements are an integral part of this statement

XactiMed, Inc.

Statements of Income

	Three Months Ended March 31,
	2007	2006
	(Unaudited)

Net Sales	$3,854,719	$2,879,623
Operating Expenses
Sales and marketing	529,512	476,409
General and administrative	2,731,310	2,054,439

Operating income	593,897	348,775
Other Income (Expenses)
Interest expense	(2,050)	(17,565)

Income before income taxes	591,847	331,210
Provision for income taxes	25,321	31,319

Net income	$566,526	$299,891

The condensed notes to financial statements are an integral part of these statements

XactiMed, Inc.

Unaudited Statement of Stockholders’ Equity

	Preferred Stock		Common Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Total

Balance, December 31, 2006	3,362,416	$336	17,293,250	$1,730	$7,322,637	$(4,909,527)	$2,415,176
Stock compensation	—	—	—	—	72,841	—	72,841
Net income	—	—	—	—	—	566,526	566,526

Balance, March 31, 2007 (Unaudited)	3,362,416	$336	17,293,250	$1,730	$7,395,478	$(4,343,001)	$3,054,543

The condensed notes to financial statements are an integral part of this statement

XactiMed, Inc.

Statements of Cash Flows

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
Cash Flows From Operating Activities
Net income	$566,526	$299,891
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation expense	72,841	17,922
Depreciation and amortization	30,201	27,176
Changes in assets and liabilities, net:
Accounts receivable	(442,154)	65,890
Prepaid expenses	(17,593)	(15,620)
Deposits and other assets	(80,044)	(45,287)
Accounts payable	212,870	23,191
Deferred revenue	295,335	76,154
Accrued expenses and other liabilities	113,909	(75,673)

Net cash provided by operating activities	751,891	373,644

Cash Flows From Investing Activities
Purchase of property and equipment	(35,226)	(24,971)

Net cash used by investing activities	(35,226)	(24,971)

Cash Flows From Financing Activities
Net borrowing on line of credit	—	(107,988)
Payments on capital leases	(13,227)	(11,510)
Payments on notes payable	—	(50,000)

Net cash used by financing activities	(13,227)	(169,498)

Net increase in cash	703,438	179,175
Cash at beginning of the period	1,054,614	23,653

Cash at end of the period	$1,758,052	$202,828

Cash paid during the period for:
Interest	$2,050	$4,904

The condensed notes to financial statements are an integral part of these statements

XactiMed, Inc.

Condensed Notes to Financial Statements

1.	NATURE OF BUSINESS

XactiMed, Inc. (the “Company”) provides advanced, Internet based, revenue cycle software solutions and out-sourcing services to the healthcare industry to help reduce the administrative cost of managing the revenue cycle while enhancing overall net collections for their clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments, consisting of normal recurring adjustments, have been made that are necessary to present the financial position of the Company as of March 31, 2007, and the results of operations and cash flows for the three month periods ended March 31, 2007 and 2006. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with our audited financial statements and notes as of and for the year ended December 31, 2006.

2.	SUBSEQUENT EVENT

On May 18, 2007, XactiMed, Inc. sold all of the outstanding stock of the company for cash consideration of approximately $20,415,000 and 1,712,076 shares of preferred stock of the acquiring company.

XactiMed, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
XactiMed, Inc.

We have audited the accompanying balance sheets of XactiMed, Inc. (Company) as of December 31, 2006 and 2005, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated April 19, 2006 on the 2005 financial statements, we stated we were unable to obtain sufficient evidential matter for the fair value of the Company’s common stock used as a basis to account for stock compensation under a stock option plan. Our report also noted two departures from accounting principles generally accepted in the United States of America: (1) the Company had not tested goodwill for impairment and (2) the Company did not disclose the pro forma effect on reported net income of compensation costs related to stock options issued using a fair value method. However, since the date of our report, we were able to obtain sufficient evidential matter for the fair value of the Company’s common stock used to account for stock compensation under the stock option plan, and, as described in Note 8, the Company has accounted for or disclosed, as applicable, the compensation costs related to stock options issued using a fair value based method and has restated its 2005 financial statements to conform with accounting principles generally accepted in the United States of America. As described in Note 2, the Company has tested goodwill for potential impairment on an annual basis. Accordingly, our present opinion on the 2005 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XactiMed, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share Based Payment.”

/s/  WEAVER AND TIDWELL, L.L.P.
Dallas, Texas
August 15, 2007

XactiMed, Inc.

Balance Sheets

	December 31,
	2006	2005

ASSETS
Current:
Cash	$1,054,614	$23,653
Accounts receivable, net	2,095,249	1,934,328
Prepaid expenses	107,271	99,563

Total current assets	3,257,134	2,057,544

Property And Equipment, Net	311,088	230,516

Other Assets
Goodwill	2,315,993	2,315,993
Prepaid expenses	399,398	385,564
Deposits and other assets	370,454	108,910

Total long-term assets	3,085,845	2,810,467

Total Assets	$6,654,067	$5,098,527

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current maturities of long-term debt	$—	$349,265
Accounts payable	371,501	322,453
Accrued expenses and other liabilities	659,886	428,852
Interest payable — related parties	—	128,124
Obligations under capital leases	21,063	60,994
Deferred revenue — current portion	1,241,724	1,261,876

Total current liabilities	2,294,174	2,551,564

Long-Term Liabilities
Line of credit	—	107,988
Obligation under capital leases, less current portion	8,992	23,040
Deferred rent — long term portion	146,288	—
Deferred revenue — long term portion	1,789,437	1,591,190

Total long-term liabilities	1,944,717	1,722,218

Stockholders’ Equity
Preferred stock — Series A, $.0001 par value; 10,000,000 shares authorized; 3,362,416 shares issued and outstanding	336	336
Common stock, $.0001 par value; 40,000,000 shares authorized; 17,293,250 and 17,293,000 shares issued and outstanding at December 31, 2006 and 2005, respectively	1,730	1,730
Additional paid-in capital	7,322,637	7,250,761
Accumulated deficit	(4,909,527)	(6,428,082)

Total stockholders’ equity	2,415,176	824,745

Total Liabilities And Stockholders’ Equity	$6,654,067	$5,098,527

The notes to financial statements are an integral part of these statements

XactiMed, Inc.

Statements of Income

	Years Ended December 31,
	2006	2005

Net Sales	$13,176,313	$11,151,114
Operating Expenses
Sales and marketing	2,138,818	1,757,058
General and administrative	9,348,057	8,987,120

Operating income	1,689,438	406,936
Other Income (Expenses)
Interest expense	(45,606)	(97,321)

Income before taxes	1,643,832	309,615
Income Tax Expense	125,277	—

Net income	$1,518,555	$309,615

The notes to financial statements are an integral part of these statements

XactiMed, Inc.

Statements of Stockholders’ Equity
Years Ended December 31, 2006 and 2005

	Preferred Stock		Common Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Total

Balance, December 31, 2004	3,362,416	$336	17,286,000	$1,729	$7,247,262	$(6,737,697)	$511,630
Sale of common stock	—	—	7,000	1	3,499	—	3,500
Net income	—	—	—	—	—	309,615	309,615

Balance, December 31, 2005	3,362,416	336	17,293,000	1,730	7,250,761	(6,428,082)	824,745
Sale of common stock	—	—	250	—	187	—	187
Stock compensation	—	—	—	—	71,689	—	71,689
Net income	—	—	—	—	—	1,518,555	1,518,555

Balance, December 31, 2006	3,362,416	$336	17,293,250	$1,730	$7,322,637	$(4,909,527)	$2,415,176

The notes to financial statements are an integral part of these statements

XactiMed, Inc.

Statements of Cash Flows

	Years Ended December 31,
	2006	2005

Cash Flows From Operating Activities
Net income	$1,518,555	$309,615
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	120,972	95,269
Stock compensation	71,689	—
Changes in assets and liabilities, net:
Accounts receivable	(160,921)	(306,556)
Prepaid expenses	(21,542)	(229,988)
Deposits and other assets	(261,544)	(18,243)
Accounts payable	49,048	(128,525)
Deferred revenue	178,095	883,670
Accrued expenses and other liabilities	249,199	92,653

Net cash provided by operating activities	1,743,551	697,895

Cash Flows From Investing Activities
Purchase of property and equipment	(192,676)	(116,057)

Net cash used by investing activities	(192,676)	(116,057)

Cash Flows From Financing Activities
Proceeds from sale of common stock	187	3,500
Net borrowing on line of credit	(107,988)	(459,012)
Payments on capital leases	(62,848)	(39,640)
Payments on notes payable	(349,265)	(156,839)

Net cash used by financing activities	(519,914)	(651,991)

Net (decrease) increase in cash	1,030,961	(70,153)
Cash at beginning of year	23,653	93,806

Cash at end of year	$1,054,614	$23,653

Cash paid during the year for:
Interest	$161,477	$54,983

Supplemental non-cash information:
Capitalized leased equipment and corresponding obligation under capital leases	$8,869	$123,675

The notes to financial statements are an integral part of these statements

XactiMed, Inc.

Notes to Financial Statements

1.	NATURE OF BUSINESS

XactiMed, Inc. (the “Company”) provides advanced, Internet based, revenue cycle software solutions and out-sourcing services to the healthcare industry to help reduce the administrative cost of managing the revenue cycle while enhancing overall net collections for their clients.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances in a financial institution which at times may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Accounts Receivable

Accounts receivable is reported in the balance sheet at net receivable value. An allowance for doubtful accounts is recognized by management based upon review of customer balances, historical losses (bad debts) and general economic conditions. Allowance for doubtful accounts totaled $351,526 and $444,445 as of December 31, 2006 and 2005, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by both accelerated and straight-line methods. Major repairs or replacements of property and equipment are capitalized. Maintenance, repairs and minor replacements are charged to operations as incurred.

Goodwill

In April 2000, the Company purchased Electronic Claim Service, Inc. (ECS). Goodwill represents the excess purchase price of ECS over the fair value of the net assets of ECS. In accordance with Statement of Financial Accounting Standards No. 142 (“SFAS 142”) issued in June 2001, goodwill is no longer amortized, but the Company is required to evaluate the goodwill on an annual basis for potential impairment.

The Company performs an impairment test of goodwill annually. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

The Company had no impairment charges of its goodwill as of December 31, 2006 and 2005. As of December 31, 2006 and 2005 goodwill was $2,315,993.

Estimates

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of asset and liabilities, the disclosure of contingent assets and

XactiMed, Inc.

Notes to Financial Statements — (Continued)

liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue for license fees over the term of the contracts. If a specific contract has an automatic renewal term, the life of the contract is estimated and the license fee revenue is recognized over the estimated life of the contract. The Company considers estimates of contract lives to be a significant estimate. Account maintenance and support revenue is recognized when earned under the terms of the contracts.

Deferred Revenue

Deferred revenue represents the portion of revenue for which the revenue recognition process is incomplete.

Commission Expense Recognition

The Company recognizes commission expense related to revenue for license fees over the term of the related contracts. If a specific contract has an automatic renewal term, the life of the contract is estimated and the related commission expense is recognized over the estimated life of the contract. Commission expense related to account maintenance and support revenue is recognized when earned under the terms of the contracts. Commissions earned/paid and not recognized as expense are included in prepaid expenses in the balance sheet.

Compensated Absences

The Company’s policy is to recognize the cost of compensated absences when actually paid to employees. Additionally, the Company requires all compensated absences earned during the year be taken before December 31, except where mandated by state law. Accordingly, no liability for compensated absences has been recorded in the accompanying financial statements.

Share-Based Compensation

On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share-Based Payment”, (“SFAS 123(R)”). Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). In accordance with APB 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation cost recognized in 2006 and future reporting periods includes: (1) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (2) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The results for the prior periods have not been restated.

XactiMed, Inc.

Notes to Financial Statements — (Continued)

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2006 and 2005 was $180,173 and $30,004, respectively.

Research and Development

Research and development costs are expensed as incurred. Amounts charged to expense totaled $758,829 and $1,203,609 for the years ended December 31, 2006 and 2005, respectively.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company is in the process of determining the impact of this Interpretation on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and will apply to the Company starting on its 2008 fiscal year. The Company anticipates no material effect from the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159 “Fair Value Option for Financial Assets and Financial Assets and Financial Liabilities.” This statement’s objective is to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. This statement also requires information to be provided to the readers of financial statements to explain choice to use fair value on earnings and to display the fair value of the assets and liabilities chosen on the balance sheet. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company anticipates no material effect from the adoption of SFAS No. 159.

3.	PROPERTY AND EQUIPMENT

Major classifications of property and equipment and their estimated service lives are summarized below as of December 31, 2006 and 2005:

	2006	2005

Computer equipment	$591,876	$477,894	2-5 Years
Computer software	223,805	189,506	5 Years
Office furniture and fixtures	196,577	144,948	7 Years
Office equipment	20,022	20,022	5-7 Years
Leasehold improvements	58,123	56,490	7 Years
Telephone equipment	75,127	75,127	5 Years

	1,165,530	963,987
Accumulated depreciation and amortization	854,442	733,471

	$311,088	$230,516

XactiMed, Inc.

Notes to Financial Statements — (Continued)

4.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following at December 31, 2006 and 2005:

	2006	2005

Accrued salaries	$—	$70,569
Accrued payroll taxes	—	26,725
Sales tax payable	458,637	1,218
Deferred rent — current	28,079	31,050
Property tax payable	11,322	11,676
Accrued commissions	77,090	165,785
Other	84,758	121,829

	$659,886	$428,852

5.	LINE OF CREDIT

Under the terms of the line of credit agreement and subsequent amendments, the Company was granted a $1,000,000 line of credit with a maturity date of July 31, 2007 and was collateralized by all the assets of the Company. Interest, which accrued at prime (8.25% at December 31, 2006) plus 1.5%, was payable monthly. On May 18th, 2007 the Company terminated its line of credit agreement as part of the transaction in which the Company sold all of its outstanding stock as discussed in Note 13.

The maximum amount outstanding under the line of credit is limited to the lesser of (a) $1,000,000, or (b) the amount of the borrowing base. The borrowing base is defined as 80% of eligible accounts receivable as defined by the agreement.

The line of credit agreement contains various provisions including subordination of certain indebtedness to officers, and providing monthly financial statements and borrowing base reports to the bank. Under the line of credit agreement the Company had $0 and $107,988 outstanding at December 31, 2006 and 2005, respectively.

6.	NOTES PAYABLE

Notes payable consist of the following at December 31, 2006 and 2005:

	2006	2005

Convertible note payable to an individual. Unpaid principal and interest at 8% was due in 2006. The note was unsecured.	$—	$100,000
Subordinated related party note payable to an individual. All unpaid principal and interest at 8% was due June 30, 2006. The note was unsecured.	—	20,000
Subordinated related party notes payable to an individual. All unpaid principal and interest at 8% was due June 30, 2006. The notes were unsecured.	—	229,265

	—	349,265
Current maturities	—	(349,265)

Total long-term portion	$—	$—

XactiMed, Inc.

Notes to Financial Statements — (Continued)

7.	STOCKHOLDERS’ EQUITY

Preferred Stock

The Series A Convertible Preferred Stock may be converted into shares of common stock at the option of the holder at an initial price of $1.487 per share as adjusted by the Series A Preferred Stock Certificate of Designations (the “Conversion Price”). The Series A Convertible Preferred Stock is also subject to mandatory conversion at the Conversion Price immediately upon the close of the sale of the Company’s common stock in an underwritten public offering registered under the Securities Act of 1933, as amended, of which (a) the aggregate proceeds to the Company and/or any selling stockholders equal or exceed $20,000,000 and (b) the per share price of the Company’s common stock is equal to or exceeds $3 per share.

Holders of the Series A Convertible Preferred Stock are entitled to receive an annual dividend at the rate of $.119 per share per annum, payable in cash in arrears in quarterly installments. Dividends on the Series A Convertible Preferred Stock are cumulative and accrue, without interest, from the date of issuance of each such share. Accumulated undeclared dividends total $2,658,625 ($0.79 per share) and $2,258,498 ($0.67 per share) at December 31, 2006 and 2005 respectively.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Stock are entitled to receive out of the assets of the Company available for distribution to its stockholders, before any distribution is made to common stockholders or any other such junior stock, and an amount equal to $1.487 per share (the “Liquidation Preference”) as adjusted for any stock dividends, combinations or splits plus an amount equal to all accrued or declared but unpaid dividends on the shares of Series A Convertible Preferred Stock to the date of final distribution. After payment of the full amount of the Liquidation Preference and such dividends, the holders of shares of Series A Convertible Preferred Stock will not be entitled to any further distribution of assets by the Company.

8.	STOCK OPTIONS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”), Share-Based Payment. This statement requires companies to recognize the cost (expense) of all share-based payment transactions in the financial statements. The Company expenses employee share-based compensation using fair value based measurement over an appropriate requisite service period on a straight-line basis. As stock-based compensation expense recognized in the statement of income for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were based on actual experience and management estimates. The Company generally bases the fair value of its stock awards on the appraised value of the Company’s common stock.

The Company has adopted the provisions of SFAS 123(R) effective January 1, 2006 under the “modified-prospective” method. Under this treatment method, the Company has only applied the provisions of SFAS 123(R) to share-based payments granted on or subsequent to January 1, 2006, and to the unvested portion of outstanding share-based payments existing on January 1, 2006.

For the year ended December 31, 2005, the Company measured non-cash compensation expense for its employee stock-based compensation plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees (“APB 25”) and provided pro forma disclosures of net income as if a fair value-based method had been applied in measuring compensation expense in accordance with the provisions of SFAS No. 123.

XactiMed, Inc.

Notes to Financial Statements — (Continued)

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 for the year ended December 31, 2005:

Net income, as reported	$309,615
Add:
Stock-based employee compensation expense included in reported net income	—
Less:
Stock-based employee compensation expense determined under fair value based method of all awards	(116,128)

Net Income:
Pro forma as if the fair value method had been applied	$193,487

The Company has a qualified stock option plan (Plan) authorizing the granting to key employees options to purchase shares of common stock at exercise prices greater than or equal to the fair market value of the common stock on the date of grant. Options generally become exercisable one-third annually beginning one year after the grant and expire ten years after grant with a three month post termination exercise period. The Company recorded compensation cost of $71,689 and $0 for the years ended December 31, 2006 and 2005, respectively.

During the years ended December 31, 2006 and 2005, the Company granted options for the purchase of 265,300 and 242,400 shares, respectively, under the plan at exercise prices of $.75 and $1.00 in 2006, and $.75 in 2005, with 120,300 shares vesting immediately after grant and 387,400 shares vesting over three years.

A summary of changes in outstanding options during the years ended December 31, 2005 and 2006, are as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Shares	Prices	Term	Value

Options outstanding at December 31, 2004	3,268,256	$0.57
Granted	242,400	$0.75
Exercised	(7,000)	$0.50
Forfeited	(112,855)	$0.54
Cancelled	(272,251)	$0.54

Options outstanding at December 31, 2005	3,118,550	$0.59	6.18	$762,897

Options exercisable at December 31, 2005	2,785,801	$0.58	5.98	$722,094
Options outstanding at December 31, 2005	3,118,550	$0.59
Granted	265,300	$0.91
Exercised	(250)	$0.75
Forfeited	(69,668)	$0.64
Cancelled	(124,382)	$0.34

Options outstanding at December 31, 2006	3,189,550	$0.61	5.42	$879,623

Options exercisable at December 31, 2006	2,892,184	$0.58	5.09	$867,710

XactiMed, Inc.

Notes to Financial Statements — (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005, was $15 and $560, respectively. The Company’s policy for issuing shares upon share option exercise is to issue new shares of common stock.

The weighted-average grant-date fair value of each option granted during the years ended December 31, 2006 and 2005 was $71,689 and $116,128 respectively.

The following table summarizes information about the options outstanding at December 31, 2006:

	Number	Average	Number
Exercise	Outstanding at	Remaining	Exercisable at
Prices	December 31, 2006	Contractual Life	December 31, 2006

$1.00	165,000	9 years	—
0.75	93,650	9 years	61,983
0.75	186,467	8 years	89,934
0.75	62,500	7 years	58,333
0.50	2,496,433	5 years	2,496,434
1.50	185,500	3 years	185,500

	3,189,550		2,892,184

The following table summarizes the exercise price range, weighted average exercise price, and remaining contractual lives for the number of options outstanding as of December 31, 2006 and December 31, 2005:

	2006	2005

Range of exercise prices	$0.75-$1.00	$0.75
Number of options outstanding	3,189,550	3,118,550
Weighted avg. exercise price	$0.61	$0.59
Weighted avg. remaining contractual life	0.5 years	1.5 years

The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes-Merton option-pricing model with the following assumptions:

	2006	2005

Calculated volatility	56%	67%
Dividend yield	0%	0%
Range of risk free interest rate	4.50% - 4.88%	3.89% - 4.33%
Expected term	6 years	6 years

As a nonpublic entity, it is not practicable for the Company to estimate the expected volatility of its share price. In accordance with SFAS 123(R), the Company has estimated grant-date fair value of its shares using volatility calculated (“calculated volatility”) from an appropriate industry sector index of comparable entities. The Company identified similar public entities for which share and option price information was available, and considered the historical volatilities of those entities’ share prices in calculating volatility. Dividend payments were not assumed, as the Company did not anticipate paying a dividend at the dates in which the various option grants occurred during the year. The risk-free rate of return reflects the weighted average interest rate offered for zero coupon treasury bonds over the expected term of the options. The expected term of the awards represents the period of time that options granted are expected to be outstanding. Based on its limited history, the Company utilized the “simplified method” as prescribed in Staff Accounting Bulletin No. 107, “Share-based Payment”, to calculate expected term. Compensation cost is recognized ratably over the vesting or service period and is net of actual, experienced forfeitures. As of December 31, 2006, the Company has approximately $109,000 of total unrecognized compensation cost related to non-vested options

XactiMed, Inc.

Notes to Financial Statements — (Continued)

granted under the Company’s stock option plan. That cost is expected to be recognized during 2007 as such options immediately vest upon sale of the Company (see Note 13). Since the Company has a net operating loss carry-forward as of December 31, 2006, no excess tax benefits for the tax deductions related to share-based awards were recognized in the statement of income. Additionally, no incremental tax benefits were recognized from stock options exercised in 2006 that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

9.	EMPLOYEE BENEFIT PLAN

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The Plan allows eligible employees to defer a portion of their compensation. Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds. The Plan provides for contributions by the Company in such amounts as the Board of Directors may determine. The Company’s contributions to the Plan were $91,049 and $89,438 for the years ended December 31, 2006 and 2005 respectively.

10.	INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the currently enacted tax rates. Deferred tax expense or benefit is the result of the changes in deferred tax assets and liabilities. Deferred income taxes arise principally from net operating loss carry forwards, deferred revenue, prepaid commissions and accrued liabilities.

The provision for income taxes is comprised of the following:

	2006	2005

Current	$125,277	$—
Deferred	—	—

	$125,277	$—

The provision for income taxes varies from the federal statutory rate (34%) as follows:

	2006	2005

Taxes at federal statutory rate	$558,903	$105,269
Permanent differences	9,198	6,313
State income taxes, net	111,519	—
Alternative minimum tax	37,497	—
Change in valuation allowance	(652,630)	(120,088)
Other	60,790	8,506

	$125,277	$—

XactiMed, Inc.

Notes to Financial Statements — (Continued)

The deferred tax assets/liabilities include the following components:

	2006	2005

Fixed assets	$(11,898)	$—
Prepaid commissions	(126,151)	(131,092)
Deferred revenue	254,381	905,255
Accrued liabilities	171,554	76,224
Allowance for doubtful accounts	130,792	151,111
Tax credits	37,497	—
Net operating loss carryforward	910,287	1,049,607
Stock options	26,673	—
Other	5,340	—
Valuation allowance	(1,398,475)	(2,051,105)

Deferred tax asset, net	$—	$—

Utilization of the deferred tax asset is dependent on future taxable income. The Company recorded a valuation allowance for all of the net deferred tax asset due to the uncertainty of whether the Company will generate sufficient taxable income during the carry forward period to realize the benefit of its net deferred tax asset. The net operating loss carryforward totals $2,446,550 at December 31, 2006 and begins to expire in 2020.

The Company’s tax net operating loss carryforwards may be subject to an annual limitation which could reduce or defer the utilization of these losses if a change in ownership is deemed to have occurred as defined in Section 382 of the Internal Revenue Code.

11.	CAPITAL LEASES

The Company leases certain computer equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in property, plant, and equipment and totaled $132,545 and $123,675 at December 31, 2006 and 2005, respectively. Accumulated amortization of the leased equipment was $105,097 and $44,204 at December 31, 2006 and 2005, respectively. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of December 31, 2006, are as follows:

Year Ending December 31,

2006	$22,453
2007	8,445
2008	568
Total	31,466
Amounts representing interest	(1,411)

Present value of minimum lease payments	30,055
Current portion	(21,063)

Long-term obligations under capital leases	$8,992

XactiMed, Inc.

Notes to Financial Statements — (Continued)

12.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company conducts operations from leased premises. The Company also leases certain equipment under operating leases. Total rental expense for the years ended December 31, 2006 and 2005 was approximately $245,000 and $348,000, respectively.

At December 31, 2006, approximate minimum rental commitments under all non-cancelable leases having terms in excess of one year are as follows:

Year Ending December 31,	Amount

2007	$220,401
2008	217,123
2009	219,147
2010	218,391
2011	181,993

Total minimum lease payments	$1,057,055

13.	SUBSEQUENT EVENT

On May 18, 2007, XactiMed, Inc. sold all of the outstanding stock of the Company for cash consideration of approximately $20,415,000 and 1,712,076 shares of preferred stock of the acquiring company.

Report of Independent Registered Public Accounting Firm

Board of Directors
Avega Health Systems, Inc. Alpharetta, Georgia

We have audited the accompanying balance sheets of Avega Health Systems, Inc. as of December 31, 2005 and 2004 and the related statements of income (loss), stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avega Health Systems, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO Seidman, LLP

Atlanta, Georgia
September 8, 2006

Avega Health Systems, Inc.

Balance Sheets

	December 31,
	2005	2004
	(In thousands)

ASSETS
Current
Cash and cash equivalents	$1	$10,850
Accounts receivable, net of allowances of $309 and $289	3,260	2,077
Prepaid expenses and other current assets	298	186
Deferred income taxes	70	71

Total current assets	3,629	13,184

Property and equipment, net	599	364
Deferred income taxes	206	170
Other assets	272	305

	$4,706	$14,023

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$538	$93
Accrued expenses	2,669	2,166
Deferred revenue, current	13,415	11,069

Total current liabilities	16,622	13,328
Deferred revenue, less current portion	815	4,123

Total liabilities	17,437	17,451

Stockholders’ deficit
Common stock, no par-1,000 authorized; 1,000 issued and outstanding	—	—
Additional paid in capital	37	37
Deficit	(12,768)	(3,465)

Total stockholders’ deficit	(12,731)	(3,428)

	$4,706	$14,023

The accompanying notes are an integral part of these financial statements.

Avega Health Systems, Inc.

Statements of Income

	Years Ended December 31,
	2005	2004
	(In thousands)

Revenue
Software license and support	$14,984	$11,786
Services and other	10,472	7,974

Total revenue	25,456	19,760

Expenses
Cost of revenues	5,430	7,062
Product support	2,030	1,981
Research and development	6,225	5,803
Sales and marketing	2,972	3,600
General and administrative	3,304	2,340

Total expenses	19,961	20,786

Income (loss) from operations	5,495	(1,026)

Other income
Interest income	221	80

Income (loss) before income taxes	5,716	(946)
Provision (benefit) for income taxes	52	(162)

Net income (loss)	$5,664	$(784)

The accompanying notes are an integral part of these financial statements.

Avega Health Systems, Inc.

Statements of Stockholders Deficit
Years Ended December 31, 2005 and 2004

		Additional	(Deficit)	Total
	Common	Paid in	Retained	Stockholders’
	Stock	Capital	Earnings	Deficit
	(In thousands)

Balance, December 31, 2003	$—	$37	$4,884	$4,921
Contributions to parent	—	—	(7,565)	(7,565)
Net loss	—	—	(784)	(784)

Balance, December 31, 2004	—	37	(3,465)	(3,428)
Contributions to parent	—	—	(14,967)	(14,967)
Net income	—	—	5,664	5,664

Balance, December 31, 2005	$—	$37	$(12,768)	$(12,731)

The accompanying notes are an integral part of these financial statements.

Avega Health Systems, Inc.

Statements of Cash Flows

	Years Ended December 31,
	2005		2004
	(In thousands)

Cash flows from operating activities
Net income (loss)		$5,664	$(784)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		292	2,972
Provisions for losses on accounts receivable		20	72
Deferred income taxes		(35)	(60)
Changes in operating assets and liabilities:
Accounts receivable		(1,203)	1,084
Prepaid expenses and other current assets		(112)	187
Other assets		33	(1)
Accounts payable		445	30
Accrued expenses		503	167
Deferred revenue		(962)	4,492

Net cash provided by operating activities		4,645	8,159

Cash flows from investing activity
Purchase of property and equipment		(527)	(197)

Cash flows from financing activities
Payments on notes receivable from stockholders		—	122
Contributions to parent		(14,967)	(3,845)

Net cash used in financing activities		(14,967)	(3,723)

Increase (decrease) in cash and cash equivalents		(10,849)	4,239

Cash and cash equivalents, beginning of year		10,850	6,611

Cash and cash equivalents, end of year		$1	$10,850

Supplemental cash flow information
Conversion of notes receivable from stockholders to distribution		$—	$3,981

Decrease in accrued bonuses to stockholders from distribution	$		$(261)

The accompanying notes are an integral part of these financial statements.

Avega Health Systems, Inc.

Notes to Financial Statements

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Avega Health Systems, Inc. (“Avega” or the “Company”) is a wholly owned subsidiary of Avega Partners, Inc. The Company develops, manufactures, markets and distributes computer software that assists healthcare organizations to manage their businesses. The software products are used to integrate, analyze and better understand key operational, financial, administrative and clinical data obtained from transaction-based healthcare information systems. In particular, the Company provides assistance in budgeting, cost accounting, contract management, clinical analysis and enterprise reporting. Product support and other services, including consulting, advanced product services and education are also provided.

On January 1, 2006, Avega Partners, Inc. sold all of the outstanding stock of the Company to MedAssets, Inc. See Note 11.

Use of Estimates

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These accounting principles require certain estimates, judgments and assumptions to be made. The Company believes that the estimates, judgments and assumptions used in these financials are reasonable based upon information available at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. These financial statements would be affected to the extent there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Revenue Recognition

Revenues are derived from three primary sources: (1) software licenses, (2) software support, and (3) services, which include consulting, advanced product services and training programs. In general, all revenue is recognized when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred, 3) the fee is fixed or determinable, and 4) collectibility is probable and acceptance criteria, if any, have been met. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. Revenue involving software license arrangements is generally recognized in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition (“SOP 97-2”).

Most of the Company’s software license agreements contain multiple elements. These elements typically consist of software (both the Company’s and that of third parties), hardware (principally servers), installation services, training services, software support services and consulting implementation services. The software license arrangements generally include acceptance provisions tied to software installation and testing. Generally all software and hardware elements of the multi-element software license agreements are delivered prior to installation and testing. The Company generally does not have vendor specific objective evidence of the fair value of software elements since they are not sold separately.

The Company generally does not have vendor specific evidence of the fair value of its consulting services element of an arrangement since the services are offered at varying discounts and sold at varying prices when sold separately. Similarly, the Company generally does not have vendor specific evidence of the fair value of software support services element as the vast majority of software licenses are for a term of one year and vendor specific objective evidence is not determinable for timed based software licenses with duration of one year or less.

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

The vast majority of the software license arrangements are bundled with one year of software support. Most of the Company’s customers renew their software rights annually. Software support services include access to technical content, as well as Internet and telephone access to technical support personnel. Software support also provides customers with rights to unspecified software product upgrades, maintenance releases and patches released during the term of the support period.

Given that the Company cannot objectively determine the fair value for all of the undelivered elements offered in its multi element arrangements and the undelivered elements are services which would otherwise qualify to be accounted for separately as service transactions under SOP 97-2, the entire arrangement fee is recognized ratably over the period in which the services are expected to be performed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

Contract accounting as described in the American Institute of Certified Public Accountants Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”) is applied to any arrangements (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees, (2) where services include significant modification or customization of the software, (3) where significant consulting services are provided for in the software license contract without additional charge, or (4) where the software license payment is tied to the performance of consulting services.

Revenues for consulting services sold separate from a software license arrangement are generally recognized as the services are performed. If there is a significant uncertainty about the consulting project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. The Company estimates the percentage of completion on contracts with fixed or “not to exceed” fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. If there is not sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received from the customer. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect the estimates, including labor rates, utilization and efficiency variances, and specification and testing requirement changes.

Advanced product services are earned by providing services to customers that include remote database administration, performance monitoring and tuning, annual on-site technical support services and outsourcing. Outsourcing services include multi-featured software management and maintenance services for our software. Training service revenues include instructor-led, media-based and Internet-based training in the use of the products. Revenues for advanced product services and training services that are sold separate from a software license arrangement are recognized over the term of the service contract, which is generally one year.

Amounts recognized as revenue in advance of billing are recorded as unbilled receivables and generally involve software support and service revenues. Accounts receivable include unbilled revenue of approximately $842,000 and $485,000 as of December 31, 2005 and 2004, respectively.

Allowances for Doubtful Accounts and Returns

The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices.

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

Cost of Revenues

Cost of revenues consists of cost of license revenues and cost of product support and service revenues. Cost of license revenues includes royalties to third parties for software embedded in the Company’s products, royalties for the resale of third-party software to the Company’s customers and the cost of documentation, delivery and packaging. Cost of product support and service revenues include salaries and other personnel-related costs for implementation and training services, customer support organization, travel, bonuses, facility costs, costs of third parties contracted to provide implementation services to the Company’s customers and associated overhead expenses. Cost of revenues also includes amortization of intangible assets (see Note 4).

Income Taxes

The Company is treated as an S Corporation under the Internal Revenue Code. An S Corporation is not subject to income taxes at the corporate level (with exceptions under certain state income tax laws). Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of our assets and liabilities, based on enacted state income tax rates applicable to S Corporations. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are assumed to be cash equivalents.

Other Assets

Other assets consist of security deposits of approximately $272,000 and $275,000 as of December 31, 2005 and 2004, respectively, and an equity investment in a public company of approximately $0 and $30,000 as of December 31, 2005 and 2004, respectively. The equity investment is classified as available for sale. The gain on the investment was not significant for 2005 and 2004.

Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk principally consist of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. In addition, investment policies have been implemented that limit investments to investment grade securities. Two customers represent 20.5% and 22.0% and 10.2% and 14.1% of total revenues in 2005 and 2004, respectively. Two customers represent 35.9% and 6.9% and 6.3% and 11.7% of gross accounts receivable at December 31, 2005 and 2004, respectively.

The Company’s policies generally do not require collateral on accounts receivable, as its customers are generally large, well established companies. The Company periodically performs credit evaluations of its customers and maintains reserves for potential credit losses.

Research and Development

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, software costs are expensed as incurred until technological feasibility of the software is determined and the recovery of the cost can reasonably be expected, after which any additional costs are capitalized. The Company has expensed all software development costs because the establishment of technological feasibility of products and their availability for sale have substantially coincided.

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. These assets are assessed for impairment based on estimated undiscounted future cash flows from these assets. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. The Company did not recognize any impairment loss for long-lived assets or identifiable intangible assets in 2005 and 2004.

2.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123(R), Share-Based Payment. SFAS 123(R) requires companies to expense share-based payments to employees, including stock options, based on the fair value of the award at the grant date. SFAS 123(R) also eliminates the intrinsic value method of accounting for stock options permitted by APB Opinion No. 25, which is currently followed. SFAS 123(R) becomes effective for us for the year that begins January 1, 2006. The Company does not expect the impact of SFAS 123(R) to be material to its financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements-an amendment of APB Opinion No. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes the adoption of SFAS No. 154 will not have a material effect on the Company’s financial condition or results of operations.

3.	PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease terms or the useful lives of the improvements.

The major classes of property and equipment for the years ended December 31, 2005 and 2004, are as follows:

	Useful
	Lives	2005	2004
	(In thousands)

Computer and related equipment	2-3 years	$816	$386
Furniture and fixtures	3-5 years	970	1,035
Leasehold improvements	5 years	189	189

Total cost		1,975	1,610
Less accumulated depreciation		(1,376)	(1,246)

Total		$599	$364

Depreciation expense related to property and equipment is approximately $292,000 and $412,000 for the years ended December 31, 2005 and 2004, respectively.

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

4.	INTANGIBLE ASSETS

The Company’s intangible assets consisted of software, consulting contracts, and maintenance contracts. The intangible assets were fully amortized as of December 31, 2004. The Company recorded amortization expense of approximately $2,560,000 for the year ended December 31, 2004.

5.	COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under noncancelable operating leases through fiscal 2007. As of December 31, 2005, future minimum annual operating lease payments were as follows:

Year	Amount
(In thousands)

2006	$713
2007	403
2008	7

$1,123

Rent expense was approximately $954,000 and $941,000 in 2005 and 2004, respectively, prior to any reductions from sublease income of approximately $57,000 and $55,000 in 2005 and 2004.

6.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee benefit plan covering eligible employees whereby employee contributions are matched up to an amount generally determined annually by the Board of Directors. Contributions to the plan were approximately $256,000 and $236,000 for the years ended December 31, 2005 and 2004, respectively.

7.	DEFERRED REVENUE

Deferred revenues at December 31, 2005 and 2004 are approximately $14,230,000 and $15,192,000, respectively. Deferred revenues consist of product support, services and software licenses. Deferred product support revenues represent customer payments made in advance for annual support contracts. Product support services are typically billed on a per annum basis in advance, and revenue is recognized ratably over the support period. Deferred service revenues include prepayments for consulting, advanced product services and education services. Revenue for these services is recognized as the services are performed.

Deferred software license revenues typically result from undelivered products or specified enhancements, acceptance provisions or software license transactions that are not segmentable from consulting services.

8.	GUARANTEES

The Company’s software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in these financial statements as the fair value of such agreements is minimal.

The Company’s software license agreements also generally include a warranty that the software products will substantially operate as described in the applicable program documentation during the product support term. Product support periods typically have a duration of 12 months. The Company also warrants that services performed will be provided in a manner consistent with industry standards for a period of 90 days

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

from performance of the service. To date, no material costs associated with these warranties have been incurred.

9.	RELATED PARTIES

The Company is a wholly owned subsidiary of Avega Partners, Inc. The Company paid distributions to Avega Partners, Inc. of approximately $14,967,000 and $3,845,000 during the years ended December 31, 2005 and 2004, respectively. The payments primarily related to transfer of excess cash on hand as well as principal payments made in connection with debt maintained at Avega Partners, Inc. and have been reflected as contributions to parent in the financial statements.

The Company also classifies payments made to the parent as notes receivable until such time that the Company’s Board of Directors approves the payments as dividends. At December 31, 2005 and 2004 there were no outstanding note receivables from stockholders. During 2004 the Company’s Board of Directors approved the conversion of $3,981,000 of various notes receivable including accrued interest as dividends to parent. This amount was offset by approximately $(261,000) related to bonus amounts accrued for stockholders of the parent. These amounts have also been reflected as contributions to parent.

10.	INCOME TAXES

The provision for income tax expense (benefit) are as follows for the year ended December 31:

	2005	2004
	(In thousands)

Current expense
State	$86	$86

Total current expense	86	86

Deferred benefit
State	(34)	(248)

Total deferred benefit	(34)	(248)

Provision (benefit) for income taxes	$52	$(162)

A reconciliation between reported income tax expense (benefit) and the amount computed by applying the statutory state income tax rate is as follows at December 31:

	2005	2004
	(In thousands)

State taxes	$52	$(126)
Research and development credit	—	(36)

	$52	$(162)

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31:

	2005	2004
	(In thousands)

Current deferred tax assets
Accrued expenses	$23	$22
Research and development credit	54	54

Total current deferred tax assets	77	76

Current deferred tax liabilities
Prepaid expenses	(7)	(5)

Total current deferred tax liabilities	(7)	(5)

Net current deferred tax asset	70	71

Noncurrent deferred tax assets	211	219
Fixed assets
Research and development credit	25	1

Total noncurrent deferred tax assets	236	220

Noncurrent deferred tax liabilities	(30)	(50)

Deferred revenue
Total noncurrent deferred tax liabilities	(30)	(50)

Net noncurrent deferred tax asset	$206	$170

11.	SUBSEQUENT EVENT

On January 1, 2006 Avega Partners, Inc. sold all of the outstanding stock of the company for cash consideration of approximately $51,307,000 and Preferred Stock of the acquiring company valued at approximately $11,625,000 for total consideration of $62,932,000.

MedAssets, Inc.

UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF INCOME

The following unaudited pro forma consolidated statement of income for the nine months ended September 30, 2007 has been prepared to give effect to the acquisitions of XactiMed and MD-X and the 2007 Financing as if these events had occurred on January 1, 2007.

This unaudited pro forma consolidated statement of income is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisitions and 2007 Financing occurred on January 1, 2007, nor are they necessarily indicative of future results of operations. The pro forma combined condensed consolidated statement of income includes pro forma adjustments based upon available information and certain assumptions that we believe are reasonable under the circumstances. Certain non-recurring transactions have been excluded from the statements of income. The acquisitions were accounted for under the purchase method of accounting. The allocation of the purchase price was based upon the estimated fair value of the acquired assets and liabilities in accordance with SFAS No. 141.

	Nine Months Ended September 30, 2007
		MedAssets			XactiMed			MD-X
		Pro Forma		XactiMed	Pro Forma			Pro Forma		Pro Forma
	MedAssets	Adjustments		(a)	Adjustments		MD-X(a)	Adjustments		Combined
	(Unaudited)			(Unaudited)			(Unaudited)			(Unaudited)
	(In thousands, except per share data)

Administrative fees, net	$70,966	$—		$—	$—		$—	$—		$70,966
Other service fees	63,631	—		6,342	(238	)(b)	14,925	—		84,660

Total net revenue	134,597	—		6,342	(238)		14,925	—		155,626
Operating expenses
Cost of revenue	17,845	—		—	1,318	(c)(d)	—	5,720	(c)	24,883
Product development expenses	5,612	—		—	368	(c)(d)	—	352	(c)	6,332
Selling and marketing expenses	26,675	—		963	(183	)(c)(d)	—	999	(c)	28,454
General and administrative expenses	44,402	—		5,236	(2,728	)(c)(e)(d)	14,291	(9,293	)(c)(e)(f)	51,908
Depreciation	5,270	—		29	—		253	—		5,552
Amortization of intangibles	10,933	—		13	1,129	(g)	—	1,339	(g)	13,414
Impairment of PP&E and intangibles	1,195	—		—	—		—	—		1,195

Total operating expenses	111,932			6,241	(96)		14,544	(883)		131,738
Operating income	22,665	—		101	(142)		381	883		23,888
Other income (expense)
Interest expense	(14,151)	(2,750	)(h)	(3)	(295	)(i)	(149)	(2,751	)(i)	(20,099)
Other income (expense)	2,101	—		(14)	—		51	—		2,138

Income (loss) before income taxes	10,615	(2,750)		84	(437)		283	(1,868)		5,927
Income tax (benefit)	4,193	(1,062	)(j)	20	208	(j)	14	202	(j)	3,575

Net income (loss)	6,422	(1,688)		64	(645)		269	(2,070)		2,352
Preferred stock dividends and accretion	(12,445)	—		—	(698	)(k)	—	(300	)(k)	(13,443)

Net (loss) income attributable to common stockholders	$(6,023)	$(1,688)		$64	$(1,343)		$269	$(2,370)		$(11,091)
Income per share — basic	$(0.55)									$(1.00)
Income per share — diluted	$(0.55)									$(1.00)
Shares used in per share calculation — basic	11,037									11,037
Shares used in per share calculation — diluted	11,037									11,037

(a)	The XactiMed statement of income data is for the period from January 1, 2007 through May 18, 2007, the date of the acquisition. The MD-X statement of income data is for the period from January 1, 2006 through June 30, 2007 (date of acquisition was July 2, 2007).

(b)	Adjusts revenue related to the reduction of the XactiMed deferred revenue balance as a result of the January 1, 2007 acquisition date assumption. The deferred revenue balance is assumed to be reduced, in accordance with purchase accounting requirements, to adjust assets and liabilities to fair market value at the date of acquisition. Our valuation methodology is to estimate the costs required to deliver contractual requirements plus a historical profit margin to estimate the fair value of deferred revenue balances at the acquisition date.

(c)	These adjustments reflect reclassifications of acquired company operating expenses to be consistent with our statement of income presentation. Also included is $0.70 million of amortization expense related to the acquired technology from the MD-X acquisition.

	XactiMed	MD-X

Cost of revenue	$1,413	$5,017
Product development expenses	575	352
Selling and marketing expenses	(64)	999
General and administrative expenses	(1,924)	(6,368)

Net Reclassification	$—	$—

(d)	This adjustment eliminates $1.07 million of XactiMed one-time special employee bonuses paid in connection with the acquisition and legal and diligence fees of $0.42 million.

Cost of revenue	$(94)
Product development expenses	(207)
Selling and marketing expenses	(119)
General and administrative expenses	(1,069)

Total	$(1,489)

(e)	These adjustments reflect share-based compensation from common stock options issued to acquiree’s employees immediately subsequent and directly related to the acquisition. The remaining vesting period of unvested employee stock options is 60 months.

XactiMed	$265
MD-X	350

Total	$615

(f)	This adjustment eliminates $3.28 million of MD-X acquisition-related expenses relating primarily to accounting fees and one-time special employee bonuses paid in connection with the acquisition.

(g)	These adjustments reflect estimated amortization of identified intangible assets (non technology assets for MD-X) resulting from acquisition purchase accounting.

(h)	This adjustment reflects the interest expense associated with the 2007 Financing used to fund the 2007 Dividend to shareholders using a 7.86% interest rate. A 1/8% sensitivity applied to our current interest rate would yield an approximate $0.3 million impact to the interest expense for six months ended June 2007.

(i)	These adjustments reflect interest expense on debt incurred in connection with the acquisitions. MD-X acquisition debt of $70.0 million and the XactiMed acquisition debt of $10.0 million assume a current interest rate of 7.86%. A 1/8% sensitivity applied to this interest rate would yield an approximate $0.4 million impact to the interest expense for the six months ended June 2007.

(j)	This adjustment reflects provision for taxes to reflect the impact of the acquired entity’s net income and the pro forma adjustments. The pro forma adjustment for income taxes was determined based upon the statutory tax rate for the period.

(k)	These adjustments reflect 8% accumulated dividends on preferred stock issued in connection with the acquisitions.

MedAssets, Inc.

UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF INCOME

The following unaudited pro forma consolidated statement of income for the year ended December 31, 2006 has been prepared to give effect to the acquisitions of MD-X and XactiMed, the 2006 Financing and the 2007 Financing as if these events had been completed at January 1, 2006.

The unaudited pro forma consolidated statement of income is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisitions, the 2006 Financing and the 2007 Financing occurred on January 1, 2006, nor are they necessarily indicative of future results of operations. The pro forma consolidated statement of income includes pro forma adjustments based upon available information and certain assumptions that we believe are reasonable under the circumstances. The acquisitions were accounted for under the purchase method of accounting. The allocation of the purchase price was based upon the estimated fair value of the acquired assets and liabilities in accordance with SFAS No. 141.

	Year Ended December 31, 2006
		MedAssets			XactiMed			MD-X
		Pro Forma			Pro Forma			Pro Forma		Pro Forma
	MedAssets	Adjustments		XactiMed	Adjustments		MD-X	Adjustments		Combined
										Unaudited
	(In thousands, except per share data)

Administrative fees, net	$85,778	$		$—	$—		$—	$—		$85,778
Other service fees	60,457	—		13,176	(652	)(a)	19,184	—		92,165

Total net revenue	146,235	—		13,176	(652)		19,184	—		177,943
Operating expenses:
Cost of revenue	15,601	—		—	3,284	(b)	—	7,666	(b)	26,551
Product development expenses	7,163	—		—	1,205	(b)	—	637	(b)	9,005
Selling & marketing expenses	32,205	—		2,139	—		—	1,965	(b)	36,309
General & administrative expenses	55,363	—		9,348	(3,782	)(b)(c)	15,752	(8,388	)(b)(c)	68,293
Depreciation	4,822	—		—	—		—	225	(b)	5,047
Amortization of intangibles	11,738	—		—	3,012	(d)	—	2,678	(d)	17,428
Impairment of PP&E & intangibles	4,522	—		—	1,195	(c)	—	—		5,717

Total operating expenses	131,414			11,487	4,914		15,752	4,783		168,350
Operating income	14,821	—		1,689	(5,566)		3,432	(4,783)		9,593
Other income (expense):
Interest expense	(10,921)	(9,941	)(f)	(45)	(787	)(g)	(146)	(5,502	)(g)	(27,342)
Other income (expense)	(3,917)	—		—	—		64	—		(3,853)

(Loss) income before income taxes	(17)	(9,941)		1,644	(6,353)		3,350	(10,285)		(21,602)
Income tax (benefit)	(8,860)	(3,839)		125	(555	)(h)	54	(2,125	)(h)	(15,200)

Net income (loss)	8,843	(6,102)		1,519	(5,798)		3,296	(8,160)		(6,402)
Preferred stock dividends and accretion	(14,713)	—		—	(1,860	)(i)	—	(600	)(i)	(17,173)

Net (loss) income attributable to common stockholders	$(5,870)	$(6,102)		$1,519	$(7,658)		$3,296	$(8,760)		$(23,575)
Income per share — Basic	$(0.67)									$(2.69)
Income per share — Diluted	$(0.67)									$(2.69)
Shares used in per share calculation — Basic	8,752									8,752
Shares used in per share calculation — Diluted	8,752									8,752

(a)	This adjustment reflects an adjustment to revenue related to the reduction of the XactiMed deferred revenue balance. The deferred revenue balance is assumed to be reduced, in accordance with purchase accounting requirements, to adjust assets and liabilities to fair market value at the date of acquisition. Our valuation methodology is to estimate the costs required to deliver contractual requirements plus a historical profit margin to estimate the fair value of deferred revenue balances at the acquisition date.

(b)	These adjustments reflect reclassification of acquired company operating expenses to be consistent with our statement of income presentation. Also included is $1.4 million of amortization expense related to the acquired technology from the MD-X acquisition.

	XactiMed	MD-X

Cost of revenue	$3,284	$6,260
Product development expenses	1,205	637
Selling and marketing expenses	—	1,965
General and administrative expenses	(4,489)	(9,087)
Depreciation	—	225

Net Reclassification	$—	$—

(c)	These adjustments reflect stock based compensation from common stock options issued to acquiree’s employees immediately subsequent and directly related to the acquisition. The remaining vesting period of unvested employee stock options is 60 months.

XactiMed	$707
MD-X	700

Total	$1,407

(d)	These adjustments reflect estimated amortization of identified intangible assets (non technology assets for MD-X) resulting from acquisition purchase accounting.

(e)	This adjustment reflects the impairment of in-process research and development intangibles acquired in the acquisition of XactiMed.

(f)	This adjustment reflects the interest expense associated with the 2006 Financing and 2007 Financing used to fund the December 2006 and August 2007 special dividend to shareholders ($140 million in total) using a 7.86% interest rate. A 1/8% sensitivity applied to our current interest rate would yield approximately $1.4 million change to the interest expense for year ended December 2006.

(g)	These adjustments reflect interest expense on debt incurred in connection with each acquisition. The MD-X acquisition debt of $70 million and the XactiMed acquisition debt of $10 million assume an interest rate of 7.86%. A 1/8% sensitivity applied to our current interest rate would yield approximately $.8 million change to the interest expense for year ended December 2006.

(h)	These adjustments reflect a provision for taxes to reflect the impact of the acquired entity’s net income and the pro forma adjustments. The pro forma adjustment for income taxes was determined based upon the statutory tax rate for the period.

(i)	These adjustments reflect 8% accumulated dividends on preferred stock issued in connection with each acquisition.

MedAssets, Inc.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS

1.	Basis of Pro Forma Presentation

The unaudited pro forma consolidated statements of income of MedAssets for the periods ended December 31, 2006 and September 30, 2007 are presented as if the acquisitions of MD-X and XactiMed, the 2006 Financing and the 2007 Financing, as applicable, had been consummated on January 1, 2006.

XactiMed, Inc.

The total purchase price was $50.4 million, comprised of approximately $20.4 million in cash and series I preferred stock valued at approximately $29.1 million. The total purchase price of the XactiMed acquisition and the allocation of the total purchase price to XactiMed’s net tangible and intangible assets based upon their estimated fair value at the acquisition date are as follows (in thousands):

(Unaudited)
Cash consideration	$20,414
Transaction costs	867
Fair value of stock issued	29,140

Aggregate purchase price	50,421
Goodwill	34,260
Identified intangible assets	17,992
Net tangible assets	(1,831)

Aggregate purchase price	$50,421

		Estimated
	Fair Value	Useful Life

Customer base	$6,800	8
Developed technology	8,777	5
Employment agreement	600	3
Tradename	620	3
In-process research and development	1,195

Total identified intangible assets	$17,992

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” (“SFAS No. 142”), goodwill will not be amortized and will be tested for impairment at least annually.

MedAssets, Inc.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MD-X Solutions, Inc.

The total purchase price was $80.7 million, comprised of approximately $70.1 million in cash and series J preferred stock valued at approximately $9.7 million. The total purchase price of the MD-X acquisition and the allocation of the total purchase price to MD-X’s net tangible and intangible assets based upon their estimated fair value at the acquisition date are as follows (in thousands):

Unaudited

Cash consideration	$70,110
Transaction costs	871
Fair value of stock issued	9,693

Aggregate purchase price	80,674
Goodwill	64,080
Identified intangible assets	20,120
Net tangible assets	(3,526)

Aggregate purchase price	$80,674

		Estimated
	Fair Value	Useful Life

Customer base	$14,182	7
Developed technology	4,217	3
Employment agreement	187	3
Employment agreement	235	1.5
Tradename	1,299	3

Total identified intangible assets	$20,120

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill will not be amortized and will be tested for impairment at least annually.

2.	Pro Forma Combined Weighted Average Common Shares Outstanding

Shares used to calculate unaudited pro forma net income per basic share were not adjusted to reflect shares issued in exchange each acquisition to MedAsset’s weighted average common shares outstanding given our net loss attributable to common shareholders at December 31, 2006 and September 30, 2007. Shares issued in connection with the acquisition were preferred shares (series I and J) convertible to common shares on a one to one basis. Inclusion of these shares would have an antidilutive impact to our earnings per share.

	Shares At	Shares At
	December 31,	September 30,
	2006	2007

XactiMed, Inc. (series I preferred stock)	1,712,076	1,712,076
MD-X Solutions, Inc. (series J preferred stock)	552,283	552,283

Total acquisition shares issued	2,264,359	2,264,359
Shares sold to an officer of MD-X (series J preferred stock)	73,637	73,637
MedAssets’ weighted average common shares outstanding	8,752,000	11,037,000
Pro forma MedAssets’ weighted average common shares outstanding	8,752,000	11,037,000